REGISTRATION NO.333-134304
                                                REGISTRATION NO. 811-04234
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   | |

      PRE-EFFECTIVE AMENDMENT NO. 1                                       |X|

      POST-EFFECTIVE AMENDMENT NO.                                        | |

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940           | |

      AMENDMENT NO. 22                                                    |X|

                              --------------------

                          MONY AMERICA VARIABLE ACCOUNT L
                              (EXACT NAME OF TRUST)

                      MONY LIFE INSURANCE COMPANY OF AMERICA
                               (NAME OF DEPOSITOR)

              1290 Avenue of the Americas, New York, New York 10104 (Address of Depositor's Principal Executive Offices)
         Depositor's Telephone Number, including Area Code: 212-554-1234

                            -------------------------

                                   Dodie Kent
                           Vice President and Counsel
                     MONY Life Insurance Company of America
              1290 Avenue of the Americas, New York, New York 10104
                     (Name and Address of Agent for Service)

                            -------------------------

                  Please send copies of all communications to:
                              Christopher E. Palmer
                              Goodwin Procter, LLP
                            901 New York Avenue, N.W.
                             Washington, D.C. 20001

                            -------------------------

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as of the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective:
(check appropriate box)
     |_| immediately upon filing pursuant to paragraph (b) of Rule 485
     |_| on             pursuant to paragraph (b) of Rule 485
     |_| 60 days after filing pursuant to paragraph (a)(l) of Rule 485
     |_| on                pursuant to paragraph (a)(l) of rule 485
     |_| 75 days after filing pursuant to paragraph (a)(2) of Rule 485
     |_| on                pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:
     |_| this post-effective amendment designates a new effective date for a previously filed post-effective amendment.



TITLE OF SECURITIES BEING REGISTERED:   Units of interest in MONY America
                                        Variable Account L

================================================================================

Incentive Life(SM) Legacy
An individual flexible premium variable life insurance policy issued by MONY Life Insurance Company of America ("MONY America") with variable investment options offered under MONY America's Variable Account L.

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, you should read the prospectuses for each Trust, which contain important information about the Portfolios.


PROSPECTUS DATED AUGUST 25, 2006
--------------------------------------------------------------------------------

This prospectus describes your rights and obligations under an Incentive Life(SM) Legacy policy, but is not the policy itself. The policy is the actual contract between you and MONY America. To make this prospectus easier to read, we sometimes use different words than the policy. MONY America or your financial professional can provide any further explanation about your policy.


Although this prospectus is primarily designed for potential purchasers of the policy, you may have previously purchased a policy and be receiving this prospectus as a current policy owner. If you are a current policy owner, you should note that the options, features and charges of the policy may have varied over time. For more information about the particular options, features and charges applicable to you, please contact your financial professional and/or refer to your policy.


WHAT IS INCENTIVE LIFE(SM) LEGACY?

Incentive Life(SM) Legacy is issued by MONY America. It provides life insurance coverage, plus the opportunity for you to earn a return in our guaranteed interest option and/or one or more of the following variable investment options:




--------------------------------------------------------------------------------
 Variable investment options
--------------------------------------------------------------------------------
 AXA Premier VIP Trust
--------------------------------------------------------------------------------
o AXA Aggressive Allocation*            o AXA Premier VIP High Yield
o AXA Conservative Allocation*          o AXA Premier VIP International Equity
o AXA Conservative-Plus Allocation*     o AXA Premier VIP Large Cap Core Equity
o AXA Moderate Allocation*              o AXA Premier VIP Large Cap Growth
o AXA Moderate-Plus Allocation*         o AXA Premier VIP Large Cap Value
o AXA Premier VIP Aggressive Equity     o AXA Premier VIP Mid Cap Growth
o AXA Premier VIP Core Bond             o AXA Premier VIP Mid Cap Value
o AXA Premier VIP Health Care           o AXA Premier VIP Technology
--------------------------------------------------------------------------------
 EQ Advisors Trust
--------------------------------------------------------------------------------
o EQ/AllianceBernstein Common Stock**   o EQ/Evergreen International Bond
o EQ/AllianceBernstein Growth and       o EQ/Evergreen Omega
  Income**                              o EQ/FI Mid Cap
o EQ/AllianceBernstein International**  o EQ/FI Mid Cap Value
o EQ/AllianceBernstein Large Cap        o EQ/GAMCO Mergers and Acquisitions
  Growth**
o EQ/AllianceBernstein Quality Bond**   o EQ/GAMCO Small Company Value
o EQ/AllianceBernstein Small Cap        o EQ/International Growth
  Growth**                              o EQ/JP Morgan Core Bond
o EQ/AllianceBernstein Value**          o EQ/JP Morgan Value Opportunities
o EQ/Ariel Appreciation II              o EQ/Janus Large Cap Growth
o EQ/Boston Advisors Equity Income      o EQ/Legg Mason Equity Value
o EQ/Calvert Socially Responsible       o EQ/Long Term Bond
o EQ/Capital Guardian Growth            o EQ/Lord Abbett Growth and Income
o EQ/Capital Guardian International     o EQ/Lord Abbett Large Cap Core
o EQ/Capital Guardian Research          o EQ/Lord Abbett Mid Cap Value
o EQ/Capital Guardian U.S. Equity       o EQ/Marsico Focus
o EQ/Caywood-Scholl High Yield Bond     o EQ/Mercury Basic Value Equity
o EQ/Equity 500 Index                   o EQ/Mercury International Value
--------------------------------------------------------------------------------
 EQ Advisors Trust
--------------------------------------------------------------------------------
o EQ/MFS Emerging Growth Companies      o EQ/Small Company Index
o EQ/MFS Investors Trust                o EQ/TCW Equity
o EQ/Money Market                       o EQ/UBS Growth and Income
o EQ/Montag & Caldwell Growth           o EQ/Van Kampen Comstock
o EQ/PIMCO Real Return                  o EQ/Van Kampen Emerging Markets
                                          Equity
o EQ/Short Duration Bond                o EQ/Van Kampen Mid Cap Growth
o EQ/Small Cap Value**                  o EQ/Wells Fargo Montgomery Small
o EQ/Small Company Growth**               Cap
--------------------------------------------------------------------------------


* Also referred to as an "AXA Allocation investment option" in this prospectus.


** This is the investment option's new name, effective September 18, 2006. For the EQ/Small Company Growth and EQ/Small Cap Value portfolios, these new names are effective August 25, 2006 and September 1, 2006, respectively. Please see "Portfolios of the Trusts" in "About the Portfolios of the Trusts" later in this Prospectus for the investment option's former name.

Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of the EQ Advisors Trust and the AXA Premier VIP Trust (the "Trusts"), which are mutual funds. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free.


OTHER CHOICES YOU HAVE. You have considerable flexibility to tailor the policy to meet your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as "premiums") to your policy, (2) pay certain premium amounts to guarantee that your insurance coverage will continue for at least a certain number of policy years, regardless of investment performance,
(3) borrow or withdraw amounts you have accumulated, (4) choose between two life insurance death benefit options, (5) increase or decrease the amount of insurance coverage, (6) elect to receive an insurance benefit if the insured person becomes terminally ill, and (7) obtain certain optional benefits that we offer by "riders" to your policy.


OTHER MONY AMERICA POLICIES. We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy or feature is offered through your financial professional. Replacing existing insurance with Incentive Life(SM) Legacy or another policy may not be to your advantage. You can contact us to find out more about any other MONY America insurance policy.


The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

                                                                 X01351/AA & ADL

Contents of this prospectus
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1. RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS
   AND RISKS                                                                 1
--------------------------------------------------------------------------------
How you can pay for and contribute to your policy                            1
The minimum amount of premiums you must pay                                  1
You can guarantee that your policy will not terminate
     before a certain date                                                   2
You can elect a "paid up" death benefit guarantee                            2
You can receive an accelerated death benefit under
     the Living Care Rider                                                   2
Investment options within your policy                                        3
About your life insurance benefit                                            3
You can increase or decrease your insurance coverage                         4
Accessing your money                                                         5
Risks of investing in a policy                                               5
How the Incentive Life(SM) Legacy variable life insurance
     policy is available                                                     5


--------------------------------------------------------------------------------
2. RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU
   WILL PAY                                                                  6
--------------------------------------------------------------------------------
Tables of policy charges                                                     6
How we allocate charges among your investment options                       12
Changes in charges                                                          12


--------------------------------------------------------------------------------
3. WHO IS MONY LIFE INSURANCE COMPANY OF AMERICA?                           13
--------------------------------------------------------------------------------
How to reach us                                                             13
About our MONY America Variable Account L                                   14
Your voting privileges                                                      14


--------------------------------------------------------------------------------
4. ABOUT THE PORTFOLIOS OF THE TRUSTS                                       15
--------------------------------------------------------------------------------
Portfolios of the Trusts                                                    15


--------------------------------------------------------------------------------
5. DETERMINING YOUR POLICY'S VALUE                                          19
--------------------------------------------------------------------------------
Your policy account value                                                   19




----------------------
"We," "our" and "us" refer to MONY America. "Financial professional" means the registered representative of either AXA Advisors or AXA Distributors who is offering you this policy.

When we address the reader of this prospectus with words such as "you" and "your," we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word ''owner'' therefore refers to all owners.

When we use the word "state," we also mean any other local jurisdiction whose laws or regulations affect a policy.

This prospectus does not offer Incentive Life(SM) Legacy anywhere such offers are not lawful. MONY America does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by MONY America.

i  Contents of this prospectus

--------------------------------------------------------------------------------
6. TRANSFERRING YOUR MONEY AMONG OUR
   INVESTMENT OPTIONS                                                       20
--------------------------------------------------------------------------------
Transfers you can make                                                      20
How to make transfers                                                       20
Our automatic transfer service                                              20
Our asset rebalancing service                                               21


--------------------------------------------------------------------------------
7. ACCESSING YOUR MONEY                                                     22
--------------------------------------------------------------------------------
Borrowing from your policy                                                  22
Loan extension                                                              23
Making withdrawals from your policy                                         23
Surrendering your policy for its net cash surrender value                   24
Your option to receive a terminal illness living benefit                    24


--------------------------------------------------------------------------------
8. TAX INFORMATION                                                          25
--------------------------------------------------------------------------------
Basic tax treatment for you and your beneficiary                            25
Tax treatment of distributions to you (loans, partial
     withdrawals, and full surrender)                                       25
Tax treatment of living benefits rider or Living Care Rider under
     a policy with the applicable rider                                     26

Business and employer owned policies                                        26

Requirement that we diversify investments                                   27
Estate, gift, and generation-skipping taxes                                 27
Pension and profit-sharing plans                                            28
Split-dollar and other employee benefit programs                            28
ERISA                                                                       28
Our taxes                                                                   28
When we withhold taxes from distributions                                   28
Possibility of future tax changes and other tax information                 28


--------------------------------------------------------------------------------
9. MORE INFORMATION ABOUT POLICY FEATURES AND
   BENEFITS                                                                 30
--------------------------------------------------------------------------------
Alternative higher death benefit in certain cases                           30
Guarantee premium test for no lapse guarantees                              30
Paid up death benefit guarantee                                             31
Other benefits you can add by rider                                         32
Customer loyalty credit                                                     35
Variations among Incentive Life(SM) Legacy policies                         35
Your options for receiving policy proceeds                                  35
Your right to cancel within a certain number of days                        36


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10. MORE INFORMATION ABOUT CERTAIN POLICY CHARGES                           37
--------------------------------------------------------------------------------
Deducting policy charges                                                    37

Charges that the Trusts deduct                                              39


--------------------------------------------------------------------------------
11. MORE INFORMATION ABOUT PROCEDURES THAT
    APPLY TO YOUR POLICY                                                    40
--------------------------------------------------------------------------------
Dates and prices at which policy events occur                               40
Policy issuance                                                             40
Ways to make premium and loan payments                                      41
Assigning your policy                                                       41
You change your policy's insured person                                     41
Requirements for surrender requests                                         42
Gender-neutral policies                                                     42
Future policy exchanges                                                     42


--------------------------------------------------------------------------------
12. MORE INFORMATION ABOUT OTHER MATTERS                                    43
--------------------------------------------------------------------------------
About our general account                                                   43
Transfers of your policy account value                                      43
Telephone and EQAccess requests                                             44
Suicide and certain misstatements                                           44
When we pay policy proceeds                                                 44
Changes we can make                                                         45
Reports we will send you                                                    45
Distribution of the policies                                                45
Legal proceedings                                                           46


--------------------------------------------------------------------------------
13. FINANCIAL STATEMENTS OF MONY AMERICA VARIABLE ACCOUNT L AND
    MONY AMERICA                                                            48
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
14. PERSONALIZED ILLUSTRATIONS                                              49
--------------------------------------------------------------------------------
Illustrations of policy benefits                                            49


--------------------------------------------------------------------------------
APPENDIX I -- HYPOTHETICAL ILLUSTRATIONS                                   I-1
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
REQUESTING MORE INFORMATION
Statement of Additional Information
Table of contents
--------------------------------------------------------------------------------

                                                 Contents of this prospectus  ii

An index of key words and phrases

--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this prospectus.





                                         Page
   account value                           19
   actual premium fund value               30
   Administrative Office                   13
   age                                     41
   Allocation Date                          3
   alternative death benefit               30
   amount at risk                          38
   anniversary                              5
   assign; assignment                      41
   automatic transfer service              20
   AXA Equitable                           14
   AXA Financial, Inc.                     13
   AXA Premier VIP Trust                cover
   basis                                   25
   beneficiary                             35
   business day                            40
   Cash Surrender Value                     5
   Code                                    25
   collateral                              22
   cost of insurance charge                38
   cost of insurance rates                 38
   customer loyalty credit                 35
   day                                     40
   default                                  1
   disruptive transfer activity            43
   dollar cost averaging service           20
   EQAccess                                13
   EQ Advisors Trust                    cover
   extended no lapse guarantee              2
   face amount                              3
   grace period                             1
   guaranteed interest option               3
   guarantee premium test                  30
   Guaranteed Interest Account              3
   Incentive Life(SM) Legacy            cover
   initial premium                          3
   insured person                          41
   investment funds                         3
   investment option                    cover
   issue date                              41
   lapse                                    1
   Living Care Rider                        3
   loan extension                          23
   loan, loan interest                      5
   market timing                           43
   modified endowment contract             25
   month, year                             40
   monthly deduction                       12
   MONY Access Account                     36
   MONY America                            13
   MONY America Variable Account L         14
   net cash surrender value                24
   no lapse guarantee premium fund value   30
   no lapse guarantee                      30
   Option A, B                              3
   our                                      i
   owner                                    i
   paid up                                 25


                                         Page
   paid up death benefit guarantee          2
   partial withdrawal                      24
   payments                                41
   planned periodic premium                 1
   policy                               cover
   Portfolio                            cover
   premium payments                         1
   prospectus                           cover
   rebalancing                             21
   receive                                 40
   restore, restoration                     2
   riders                                   1
   SEC                                  cover
   state                                    i
   subaccount                              14
   surrender                               24
   surrender charge                         6
   target premium                          46
   telephone transfers                     20
   transfers                               20
   Trusts                               cover
   units                                   19
   unit values                             19
   us                                       i
   variable investment option           cover
   we                                       i
   withdrawal                              23
   you, your                                i


iii  An index of key words and phrases

1. Risk/benefit summary: Policy features, benefits and risks

--------------------------------------------------------------------------------
Incentive Life(SM) Legacy is a variable life insurance policy that provides you with flexible premium payment plans and benefits to meet your specific needs. The basic terms of the policy require you to make certain payments in return for life insurance coverage. The payments you can make and the coverage you can receive under this "base policy" are described below.

Riders to your base policy can increase the benefits you receive and affect the amounts you pay in certain circumstances. Available riders are listed in "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus.


HOW YOU CAN PAY FOR AND CONTRIBUTE TO YOUR POLICY


PREMIUM PAYMENTS. We call the amounts you contribute to your policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $50, although we can increase this minimum if we give you advance notice. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

SECTION 1035 EXCHANGES OF POLICIES WITH OUTSTANDING LOANS. If we approve, you may purchase an Incentive Life(SM) Legacy policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid Internal Revenue Code Section 1035 exchange. If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the Incentive Life(SM) Legacy policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the Incentive Life(SM) Legacy policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see "Borrowing from your policy" later in this prospectus).


--------------------------------------------------------------------------------
You can generally pay premiums at such times and in such amounts as you like before the policy anniversary nearest to the insured's 100th birthday, so long as you don't exceed certain limits determined by the federal income tax laws applicable to life insurance.
--------------------------------------------------------------------------------

LIMITS ON PREMIUM PAYMENTS. The federal tax law definition of "life insurance" limits your ability to pay certain high levels of premiums (relative to the amount of your policy's insurance coverage). Also, if your premium payments exceed certain other amounts specified under the Internal Revenue Code, your policy will become a "modified endowment contract," which may subject you to additional taxes and penalties on any distributions from your policy. See "Tax information" later in this prospectus. We may return any premium payments to you that would exceed those limits.

You can ask your financial professional to provide you with an Illustration of Policy Benefits that shows you the amount of premiums you can pay, based on various assumptions, without exceeding these tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay and may impact whether your policy is a modified endowment contract.

If at any time your policy's account value is high enough that the "alternative higher death benefit" discussed later in this prospectus would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with evidence of insurability satisfactory to us.

Under certain policy benefits and/or riders, you may be unable to make additional premium payments. See "More information about policy features and benefits."

PLANNED PERIODIC PREMIUMS. Page 3 of your policy will specify a "planned periodic premium." This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only the amount of premiums (if any) necessary to keep your policy from lapsing and terminating as discussed below.


THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY

POLICY "LAPSE" AND TERMINATION. Your policy will lapse (also referred to in your policy as "default") if your "net policy account value" is not enough to pay your policy's monthly charges when due unless:


o you have paid sufficient premiums to maintain one of our available guarantees against termination, the guarantee is still in effect and any outstanding loan and accrued loan interest does not exceed the policy account value (see "You can guarantee that your policy will not terminate before a certain date" below);


o you are receiving monthly benefit payments under the Living Care Rider (see "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus);

o you have elected the paid up death benefit guarantee and it remains in effect and any outstanding policy loan and accrued loan interest does not exceed the policy account value (see "You can elect a "paid up" death benefit guarantee" below); or

o  your policy has an outstanding loan that would qualify for "loan extension."

("Policy account value" and "net policy account value" are explained under "Determining your policy's value" later in this prospectus.)

We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy


                   Risk/benefit summary: Policy features, benefits and risks   1
in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy (and all riders to the policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.


If the insured person dies during a grace period, we will pay the death benefit, less any overdue charges, policy loans or lien and accrued loan or lien interest, to the beneficiary you have named.


--------------------------------------------------------------------------------
Your policy will terminate if you don't pay enough premiums (i) to pay the charges we deduct, or (ii) to maintain one of the no lapse guarantees that can keep your policy from terminating. However, we will first send you a notice and give you the opportunity to pay any shortfall.
--------------------------------------------------------------------------------

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information," later in this prospectus.

RESTORING A TERMINATED POLICY. To have your policy "restored" (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also (i) present evidence of insurability satisfactory to us and (ii) pay at least the amount of premium that we require. The amount of payment will not be more than an amount sufficient to cover total monthly deductions for 3 months, calculated from the effective date of restoration, and the premium charge. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored. Any no lapse guarantee will not be restored after the policy terminates.


YOU CAN GUARANTEE THAT YOUR POLICY WILL NOT TERMINATE BEFORE A CERTAIN DATE

NO LAPSE GUARANTEE. You can generally guarantee that your policy will not terminate for a number of years (the "guarantee period") by paying at least certain specified amounts of premiums (the "guarantee premiums"). We call this our "No Lapse Guarantee." The length of your policy's guarantee period will range from 5 to 10 years, depending on the insured's age when we issue the policy. Both the guarantee period and guarantee premiums will be set forth on Page 3 of your policy. We make no extra charge for this guarantee.

During the guarantee period, however, the No Lapse Guarantee applies only if:

o You have satisfied the "guarantee premium test" (discussed in "Guarantee premium test for no lapse guarantees" under "More information about policy benefits" later in this prospectus);

o  Your policy's death benefit option has always been Option A; and


o Any policy loan and accrued and unpaid loan interest is less than the policy account value.

The No Lapse Guarantee will not apply if you fail to meet the guarantee premium test. This feature will automatically terminate if:

o  the guarantee period expires; or

o  you change your death benefit option to Option B.


EXTENDED NO LAPSE GUARANTEE RIDER. In states where approved, an optional rider may be added to the policy that provides a longer guarantee period than described above. Subject to limitations, you can choose the number of years that you would like to have this benefit.

The monthly cost of this rider varies by the individual characteristics of the insured, the face amount of the policy and the benefit period you select. A change in the face amount of the policy, however, may affect the cost of this rider. You can terminate this rider at any time but it cannot be reinstated once terminated. For more information about this rider, see "Optional benefits you can add by rider" under "More information about policy features and benefits."

--------------------------------------------------------------------------------
If you pay at least certain prescribed amounts of premiums, your policy's death benefit option has always been Option A and any outstanding policy loan and accrued loan interest do not exceed the policy account value, your policy will not lapse for a number of years, even if the value in your policy becomes insufficient to pay the monthly charges.
--------------------------------------------------------------------------------

YOU CAN ELECT A "PAID UP" DEATH BENEFIT GUARANTEE

You may elect to take advantage of our "paid up" death benefit guarantee at any time after the fourth year of your policy if the insured's attained age is 99 or less provided certain requirements are met. If you elect the paid up death benefit guarantee, we may reduce your base policy's face amount. Thereafter, your policy will not lapse so long as the paid up death benefit guarantee remains in effect. Also, if you elect the paid up death benefit guarantee, you will be required to reallocate your existing policy account value to a limited number of variable investment options that we make available at our discretion. The guaranteed interest option will also be available; however, we will limit the amount that may be allocated to the guaranteed interest option at any time. Our paid up death benefit guarantee is not available if you received monthly benefit payments under the Living Care Rider (described below) at any time.

The guarantee will terminate if (i) at any time following the election, the sum of any outstanding policy loan and accrued interest exceeds your policy account value, or (ii) you request that we terminate the election. For more information about the circumstances under which you can elect the paid up death benefit guarantee, the possible reduction in face amount after this guarantee is elected (including the possible imposition of surrender charges upon such reduction), restrictions on allocating your policy account value and other effects of this guarantee on your policy, see "Paid up death benefit guarantee" under "More information about policy features and benefits" later in this prospectus.

YOU CAN RECEIVE AN ACCELERATED DEATH BENEFIT UNDER THE LIVING CARE RIDER

In states where approved, an optional rider may be added to your policy at issue that provides an acceleration of the policy's death benefit in the form of monthly payments if the insured becomes chronically


2 Risk/benefit summary: Policy features, benefits and risks ill and is receiving qualifying long-term care services. This is our Living Care Rider. The monthly rate for this rider varies based on the individual characteristics of the insured and the benefit percentage you select. You can terminate this rider after your first policy year. For more information about this rider, see "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus.



INVESTMENT OPTIONS WITHIN YOUR POLICY


Except as set forth in the next sentence, we will initially put all unloaned amounts which you have allocated to variable investment options into such options on the later of the business day that we receive the full minimum initial premium or the register date (the "Investment Start Date").


In those states that require us to return your premium without adjustment for investment performance within a certain number of days (see "Your right to cancel within a certain number of days," later in this prospectus), we will initially put all amounts which you have allocated to the variable investment options into our EQ/Money Market investment option. In this case, on the first business day following the twentieth day after your policy is issued, we will re-allocate that investment in accordance with your premium allocation instructions then in effect. For policies issued in these states, the "Allocation Date" is the first business day following the twentieth day after your policy is issued. For all other policies, the Allocation Date is the Investment Start Date.

You give such allocation instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

--------------------------------------------------------------------------------
You can choose among variable investment options.
--------------------------------------------------------------------------------

VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as "Investment Funds.") The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisers who make the investment decisions for each Portfolio are set forth later in the prospectus under "About the Portfolios."

You will find other important information about each Portfolio in the separate prospectuses for each Trust which accompany this prospectus, including a comprehensive discussion of the risks of investing in each Portfolio. We may add or delete variable investment options or Portfolios at any time.


If you elect the extended no lapse guarantee rider or exercise the paid up death benefit guarantee, your choice of variable investment options will be limited to the AXA Allocation investment options, or those investment options we are then making available under the rider (see "Other benefits you can add by rider" under "More information about policy features and benefits").


GUARANTEED INTEREST OPTION. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically, we declare a fixed rate of interest (2% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are declaring on existing policies at any time may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the "Guaranteed Interest Account.")

If you elect the paid up death benefit guarantee or the extended no lapse guarantee rider, we will restrict the amount of the policy account value that can be transferred or allocated to the guaranteed interest option. For more information on these restrictions, see "Paid up death benefit guarantee" and "extended no lapse guarantee rider" under "More information about policy features and benefits" later in this prospectus.

--------------------------------------------------------------------------------
We will pay at least 2% annual interest on our guaranteed interest option.
--------------------------------------------------------------------------------


ABOUT YOUR LIFE INSURANCE BENEFIT

YOUR POLICY'S FACE AMOUNT. In your application to buy an Incentive Life(SM) Legacy policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the "face amount" of the base policy. $100,000 is the minimum amount of coverage you can request.

--------------------------------------------------------------------------------
If the insured person dies, we pay a life insurance benefit to the
"beneficiary" you have named. (See "Your options for receiving policy proceeds" under "More information about policy features and benefits" later in this prospectus.) The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B.
--------------------------------------------------------------------------------

YOUR POLICY'S "DEATH BENEFIT" OPTIONS. In your policy application, you also choose whether the basic amount (or "benefit") we will pay if the insured person dies is:

o Option A -- The policy's face amount on the date of the insured person's death. The amount of this death benefit doesn't change over time, unless you take any action that changes the policy's face amount;

                                   -- or --

o Option B -- The face amount plus the policy's "account value" on the date of death. Under this option, the amount of the death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy's account value.

Your policy's "account value" is the total amount that at any time is earning interest for you or being credited with investment gains and


                   Risk/benefit summary: Policy features, benefits and risks   3
losses under your policy. (Account value is discussed in more detail under "Determining your policy's value" later in this prospectus.)


Under Option B, your policy's death benefit will tend to be higher than under Option A, assuming the same policy face amount and policy account value. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk. If you have elected the paid up death benefit guarantee or your policy has been placed on loan extension, the death benefit option will be Option A and must remain Option A thereafter.


In order to take advantage of the no lapse guarantee and the extended no lapse guarantee, you must have always had Option A since the policy issue date. If you have elected the paid up death benefit guarantee or your policy has been placed on loan extension, the death benefit option will be Option A and must remain Option A thereafter.

ALTERNATIVE HIGHER DEATH BENEFIT IN LIMITED CASES. Your policy is designed to always provide a minimum level of insurance protection relative to your policy's value, in part to meet the Internal Revenue Code's definition of "life insurance." For more information on the alternative higher death benefit and for information on other adjustments to the death benefit, see "More information about policy features and benefits" later in this prospectus.

DEATH BENEFIT IF YOUR POLICY IS ON LOAN EXTENSION. Your policy offers an additional feature against policy termination due to an outstanding loan, called "loan extension." Availability of this feature is subject to certain terms and conditions, including that you must have owned your policy for at least 20 years. If your policy is on loan extension, the death benefit payable under the policy will be determined differently. For more information on loan extension, see "Borrowing from your policy" under "Accessing your money."

--------------------------------------------------------------------------------
You can request a change in your death benefit option from Option B any time after the second year of the policy and before the policy anniversary nearest to the insured's 100th birthday; however, changes to Option B are not permitted beyond the policy year in which the insured person reaches age 80.
--------------------------------------------------------------------------------


CHANGE OF DEATH BENEFIT OPTION. If you change your death benefit option, we will adjust your policy's face amount. The adjustment will be in the amount (up or down) necessary so that your death benefit amount immediately after the change is equal to your death benefit amount immediately before the change.

The following rules apply if the alternative death benefit (referenced above) is not higher than the base policy's death benefit at the time of the change in the death benefit option. If you change from Option A to Option B, we automatically reduce your policy's face amount by an amount equal to your policy's account value at the time of the change. If you change from Option B to Option A, we automatically increase your policy's face amount by an amount equal to your policy's account value at the time of the change.

If the alternative death benefit (referenced above) is higher than the base policy's death benefit at the time of the change in death benefit option, we will set the new base policy face amount so that your death benefit amount immediately after the change is equal to your death benefit amount immediately before the change.

We may refuse a change from Option A to Option B if the policy's face amount would be reduced below $100,000. A change from Option A to Option B is not permitted beyond the policy year in which the insured person reaches age 80, if the paid up death benefit guarantee is in effect or your policy is on loan extension.

We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option. You may not change the death benefit option under the policy while the Living Care Rider is in effect. Please refer to "Tax Information" later in this prospectus to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.



YOU CAN INCREASE OR DECREASE YOUR INSURANCE COVERAGE

After the first policy year while this policy is in force, you may request an increase in life insurance coverage under your policy. You may request a decrease in your policy's face amount any time after the second year of your policy but before the policy year in which the insured person reaches age 100. The requested increase or decrease must be at least $10,000. Please refer to "Tax information" for certain possible tax consequences of changing the face amount of your policy.


We can refuse or limit any requested increase or decrease. We will not approve any increase or decrease if (i) we are at that time being required to waive charges or pay premiums under any optional disability waiver rider that is part of the policy; (ii) the paid up death benefit guarantee is in effect; or (iii) your policy is on loan extension. Also, we will not approve a face amount increase if (i) the insured person has reached age 81 (or age 71 if the extended no lapse guarantee rider is in effect); or (ii) while the Living Care Rider is in effect. We will not accept a request for a face amount decrease while you are receiving monthly benefit payments under the Living Care Rider.


Certain policy changes, including increases and decreases in your insurance coverage may also affect the guarantee premiums under the policy and any applicable monthly charge for the extended no lapse guarantee rider.

The following additional conditions also apply:

FACE AMOUNT INCREASES. We treat an increase in face amount in many respects as if it were the issuance of a new policy. For example, you must submit satisfactory evidence that the insured person still meets our requirements for coverage. Also, we establish additional amounts of surrender charge and guarantee premiums under your policy for the face amount increase, reflecting the additional amount of coverage.

In most states, you can cancel the face amount increase within 10 days after you receive a new policy page showing the increase. If you cancel, we will reverse any charges attributable to the increase and recalculate all values under your policy to what they would have been had the increase not taken place.


The monthly cost of insurance charge we make for the amount of the increase will be based on the underwriting classification of the insured person when the original policy was issued, provided the insured qualifies for the same or better underwriting classification. An additional 15-year surrender charge will apply to the face amount that



4 Risk/benefit summary: Policy features, benefits and risks exceeds the highest previous face amount. If the insured qualifies for a less favorable underwriting classification than the base policy, the increase will be declined. See "Risk/benefit summary: Charges and expenses you will pay."

FACE AMOUNT DECREASES. You may not reduce the face amount below the minimum we are then requiring for new policies. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code's definition of life insurance. Guarantee premiums, as well as our monthly deductions for the cost of insurance coverage, will generally decrease from the time you reduce the face amount.

If you reduce the face amount during the first 15 years of your policy, or during the first 15 years after a face amount increase you have requested, we will deduct all or part of the remaining surrender charge from your policy account. Assuming you have not previously changed the face amount, the amount of the surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that still remains applicable to your policy. We deduct the charge from the same investment options as if it were part of a regular monthly deduction under your policy.

In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy's face amount. This may be necessary in order to preserve your policy's status as life insurance under the Internal Revenue Code. We may also be required to make such distribution to you in the future on account of a prior decrease in face amount. The distribution may be taxable.


ACCESSING YOUR MONEY


You can access the money in your policy in different ways. You may borrow up to 90% of the cash surrender value, less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter). In your policy, the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy. However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a terminal illness living benefits payment, as well as by any other loans and accrued loan interest you have outstanding. The cash surrender value available for loans is also reduced on a pro rata basis for the portion of policy face amount accelerated to date but not by more than the accumulated benefit lien amount. See "More information about policy features and benefits: Other benefits you can add by rider: Living Care Rider" later in this prospectus. We will charge interest on the amount of the loan. See "Borrowing from your policy" later in this prospectus for more information.

You can also make a partial withdrawal of $500 or more of your net cash surrender value (defined later in this prospectus under "Surrendering your policy for its net cash surrender value") at any time after the first year of your policy and before the policy anniversary nearest to the insured's 100th birthday. Partial withdrawals are not permitted if you have elected the paid up death benefit guarantee, your policy is on loan extension, or you are receiving monthly benefit payments under the Living Care Rider. See "Making withdrawals from your policy" later in this prospectus for more information.

Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. See "Surrendering your policy for its net cash surrender value" later in this prospectus. See "Tax information" later in this prospectus, for the tax treatment of the various ways in which you can access your money.



RISKS OF INVESTING IN A POLICY

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

o If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

o If the investment options you choose do not make enough money to pay for the policy charges subject to any no lapse protection you may have, you could have to pay more premiums to keep your policy from terminating.

o If any policy loan and any accrued loan interest either equals or exceeds the policy account value, your policy will terminate subject to the policy's Grace Period provision and any loan extension endorsement you may have.

o We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the tables below.

o You may have to pay a surrender charge and there may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

o Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net cash surrender value. Under certain circumstances, we will automatically reduce your policy's face amount as a result of a partial withdrawal.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.


HOW THE INCENTIVE LIFE(SM) LEGACY VARIABLE LIFE INSURANCE POLICY IS AVAILABLE


Incentive Life(SM) Legacy is primarily intended for individuals, businesses and trusts. However, we do not place limitations on its use. Please see "Tax Information" later in this prospectus for more information. Incentive Life(SM) Legacy is available for issue ages 0-85.



                   Risk/benefit summary: Policy features, benefits and risks   5

2.  Risk/benefit summary: Charges and expenses you will pay

--------------------------------------------------------------------------------
TABLES OF POLICY CHARGES


For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions (except for the loan interest spread, where we use current rates in all cases).

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount or transfer policy account value among investment options.



--------------------------------------------------------------------------
                        Transaction Fees
--------------------------------------------------------------------------
 Charge                           When charge is deducted
-------------------------------- -----------------------------------------
Premium charge                   Deducted from each premium
                                 when added to your policy
                                 account value

  If the extended no lapse
  guarantee rider is not in
  effect

  If the extended no lapse
  guarantee rider is in effect
-------------------------------------------------------------------------
Surrender (turning in) of        Deducted from your policy
your policy during its first     account value at the time you
15 years                         surrender

  Highest and lowest rates
  we guarantee

  The rate we guarantee for
  a representative insured
  (male insured age 35 in
  the standard non-tobacco
  user risk class)
-------------------------------------------------------------------------
Surrender of your policy         Deducted from your policy
during the first 15 years        account value at the time you
after you have requested         surrender
an increase in your policy's
face amount(5)

  Highest and lowest rates
  we guarantee

  The rate we guarantee for
  a representative insured
  (male insured age 35 at
  the time of the increase in
  the standard non-tobacco
  user risk class)
-------------------------------------------------------------------------
Request a decrease in your       Deducted from your policy
policy's face amount             account value on the
                                 effective date of the decrease
-------------------------------------------------------------------------
Transfers among                  Deducted when you transfer
investment options               policy account value among
                                 investment options
-------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                               Transaction Fees
----------------------------------------------------------------------------------------------------------------
 Charge                           Amount deducted
-------------------------------- -------------------------------------------------------------------------------
Premium charge                   As a percentage of premiums(1)


  If the extended no lapse       For the first 5 policy years:    12% (maximum and current)
  guarantee rider is not in      For subsequent policy years:     12% (maximum); 2% (current)
  effect

  If the extended no lapse       For the first 10 policy years:   12% (maximum and current)
  guarantee rider is in effect   For subsequent policy years:     12% (maximum); 2% (current)
----------------------------------------------------------------------------------------------------------------
Surrender (turning in) of        The amount of the initial surrender charge per $1,000 of initial base policy
your policy during its first     face amount.(2)(3)
15 years

  Highest and lowest rates       Highest: $47.92
  we guarantee                   Lowest: $10.38

  The rate we guarantee for      Representative: $17.32
  a representative insured
  (male insured age 35 in
  the standard non-tobacco
  user risk class)
----------------------------------------------------------------------------------------------------------------
Surrender of your policy         An amount of surrender charge that we will compute on essentially the same
during the first 15 years        basis as above (see "Surrender (turning in) of your policy during its first 15
after you have requested         years"), as if each such face amount increase had been a separate
an increase in your policy's     newly-issued Incentive Life(SM) Legacy policy.(4)
face amount(5)

  Highest and lowest rates       The amount of initial surrender charge per $1,000 of base policy face amount
  we guarantee                   increase.(3)(6)
                                 Highest: $47.92
                                 Lowest: $10.38

  The rate we guarantee for      Representative: $17.32
  a representative insured
  (male insured age 35 at
  the time of the increase in
  the standard non-tobacco
  user risk class)
----------------------------------------------------------------------------------------------------------------
Request a decrease in your       A pro rata portion of the full surrender charge that would apply to a full
policy's face amount             surrender at the time of the decrease in the first 15 years or within 15 years after a face amount increase.(7)
----------------------------------------------------------------------------------------------------------------
Transfers among                  $25 per transfer (maximum); $0 (current)(8)
investment options
----------------------------------------------------------------------------------------------------------------


6 Risk/benefit summary: Charges and expenses you will pay

This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.


-------------------------------------------------------------------------------
   Periodic charges other than underlying trust portfolio operating expenses
-------------------------------------------------------------------------------
 Charge                          When charge is deducted
-------------------------------------------------------------------------------
Cost of insurance               Deducted from your policy
charges(3)(9)(10)               account value each month

  Highest and lowest rates
  we guarantee

  The rate we guarantee in
  the first policy year for a
  representative insured
  (male insured age 35 in
  the standard non-tobacco
  user risk class)
-------------------------------------------------------------------------------
Mortality and expense risk      Deducted from your policy
charge                          account value each month


-------------------------------------------------------------------------------
Administrative charge(9)        Deducted from your policy
                                account value each month
-------------------------------------------------------------------------------
Loan Interest Spread(13)        On each policy anniversary
                                (or on loan termination, if
                                earlier)
-------------------------------------------------------------------------------
Optional rider charges

Children's term insurance       Deducted from your policy
                                account value each month
                                until the insured under the
                                base policy reaches age 65
                                while the rider is in effect

Disability deduction            Deducted from your policy
waiver(3)                       account value each month
                                while the rider is in effect

  Highest and lowest rates
  we guarantee

  The rate we guarantee in
  the first policy year for a
  representative insured
  (male insured age 35 in
  the standard non-tobacco
  user risk class)


------------------------------------------------------------------------------------------------------------
        Periodic charges other than underlying trust portfolio operating expenses
------------------------------------------------------------------------------------------------------------
 Charge                          Amount deducted
------------------------------------------------------------------------------------------------------------
Cost of insurance               As a monthly charge per $1,000 of the amount for which we are at risk(11)
charges(3)(9)(10)               under your policy on the date of the deduction.

  Highest and lowest rates      Highest: $83.34
  we guarantee                  Lowest: $0.02

  The rate we guarantee in      Representative: $0.09(12)
  the first policy year for a
  representative insured
  (male insured age 35 in
  the standard non-tobacco
  user risk class)
------------------------------------------------------------------------------------------------------------
Mortality and expense risk
charge                                              As an annual % of your value
                                Policy Year         in our variable investment options
                                -----------         ----------------------------------
                                1-10                1.75% (maximum and current)
                                11-20               0.50% (maximum); 0.25% (current)
                                21+                 0.50% (maximum); 0% (current)
------------------------------------------------------------------------------------------------------------
Administrative charge(9)        Policy Year         Amount Deducted
                                -----------         ---------------
                                1                   $20 (maximum and current)
                                2+                  $15 (maximum); $10 (current)
------------------------------------------------------------------------------------------------------------
Loan Interest Spread(13)        Maximum of 1% of loan amount.
------------------------------------------------------------------------------------------------------------
Optional rider charges

Children's term insurance       The monthly charge per $1,000 of children's term insurance is $0.50.

Disability deduction            As a percentage of the other monthly charges listed above and monthly
waiver(3)                       charges for other riders elected, deducted from your policy's value.

  Highest and lowest rates      Highest: 132%
  we guarantee                  Lowest: 7%

  The rate we guarantee in      Representative: 12%(14)
  the first policy year for a
  representative insured
  (male insured age 35 in
  the standard non-tobacco
  user risk class)


                       Risk/benefit summary: Charges and expenses you will pay 7

-------------------------------------------------------------------------------
    Periodic charges other than underlying trust portfolio operating expenses
-------------------------------------------------------------------------------
 Charge                          When charge is deducted
-------------------------------------------------------------------------------
Option to purchase              Deducted from your policy
additional insurance(3)         account value each month
                                while the rider is in effect

  Highest and lowest rates
  we guarantee

  The rate we guarantee
  for a representative
  insured (male insured
  age 35 in the standard
  non-tobacco user risk
  class)
-------------------------------------------------------------------------------
Extended no lapse               Deducted from your policy
guarantee(3)(9)                 account value each month
                                while the rider is in effect

  Highest and lowest rates
  we guarantee for rider
  coverage to age 100

  The rate we guarantee for
  a representative insured
  (male insured, age 35 at
  issue or at the time of a
  requested face amount
  increase, in the standard
  non-tobacco user risk
  class) for rider coverage to
  age 100
-------------------------------------------------------------------------------
Living Care Rider(3)(9)         Deducted from your policy
                                account value each month
                                while the rider is in effect,
                                but not when rider benefits
                                are being paid.

  Highest and lowest rates
  we guarantee

  The rate we guarantee for
  a representative insured
  (male insured, age 35 at
  issue in the standard
  non-tobacco user risk
  class)


------------------------------------------------------------------------------------------------------------------
             Periodic charges other than underlying trust portfolio operating expenses
------------------------------------------------------------------------------------------------------------------
 Charge                          Amount deducted
------------------------------------------------------------------------------------------------------------------
Option to purchase              As a monthly charge per $1,000 of the option to purchase additional
additional insurance(3)         insurance.

  Highest and lowest rates      Highest: $0.17
  we guarantee                  Lowest: $0.04

  The rate we guarantee         Representative: $0.16
  for a representative
  insured (male insured
  age 35 in the standard
  non-tobacco user risk
  class)
------------------------------------------------------------------------------------------------------------------
Extended no lapse               As a monthly charge per $1,000 of the initial base policy face amount, and
guarantee(3)(9)                 per $1,000 of any requested increase in the base policy face amount.

  Highest and lowest rates      Highest: $0.08
  we guarantee for rider        Lowest: $0.02
  coverage to age 100

  The rate we guarantee for     Representative: $0.03
  a representative insured
  (male insured, age 35 at
  issue or at the time of a
  requested face amount
  increase, in the standard
  non-tobacco user risk
  class) for rider coverage to
  age 100
------------------------------------------------------------------------------------------------------------------
Living Care Rider(3)(9)         As a monthly charge per $1,000 of the amount for which we are at risk under the rider(15) on the date of the deduction.

  Highest and lowest rates                                      Selected Benefit %
  we guarantee                                                   1%     2%     3%
                                Highest:                      $1.18  $1.18  $1.18
  The rate we guarantee for     Lowest:                       $0.08  $0.08  $0.08
  a representative insured      Representative(14):           $0.22  $0.22  $0.22
  (male insured, age 35 at
  issue in the standard
  non-tobacco user risk
  class)




8 Risk/benefit summary: Charges and expenses you will pay

(1) A similar charge applies to premiums attributed to requested face amount increases.


(2) This amount declines each month until no surrender charge applies to surrenders made after the policy's 15th year. The initial amount of surrender charge depends on each policy's specific characteristics.

(3) Since these charges vary based on individual characteristics of the insured, the charges shown in the table may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics.

(4) This additional surrender charge, however, applies only to the amount (if any) by which the increase causes the face amount to exceed its highest previous amount. For these purposes, we disregard any face amount changes that we make automatically as a result of any change in your death benefit option.

(5) This charge is in addition to any remaining surrender charge attributable to the policy's initial face amount.

(6) This amount declines each month until no surrender charge applies to surrenders made after the 15th year following the date of the face amount increase.

(7) If there have been prior increases in face amount, the decrease will be deemed to cancel each increase in reverse chronological order (beginning with the most recent) and then the initial face amount. We will deduct any remaining surrender charge that is associated with any portion of the face amount that is thus deemed to be canceled.

(8) No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursu ant to our automatic transfer service or asset rebalancing service as discussed later in this prospectus.

(9)  Not applicable after the insured person reaches age 100.

(10) Insured persons who present particular health, occupational or vocational risks may be charged other additional charges as specified in their policies.


(11) Our amount "at risk" under your policy is the difference between the amount of death benefit and the policy account value as of the deduction date.


(12) For most insured persons at most ages, the current monthly charges per $1,000 are lower than the maximum monthly charges per $1,000.

(13) We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit.

(14) The current monthly charges for this rider are lower than the maximum monthly charges.

(15) Our amount "at risk" for this rider is the long-term care specified amount minus your policy account value, but not less than zero.

You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.


--------------------------------------------------------------------------------
     Portfolio operating expenses expressed as an
        annual percentage of daily net assets
--------------------------------------------------------------------------------
Total Annual Portfolio                                    Lowest     Highest
Operating Expenses for 2005                               ------     -------
(expenses that are deducted from Portfolio assets         0.63%      8.01%
including management fees, 12b-1 fees, service fees
and/or other expenses)(1)
--------------------------------------------------------------------------------


                       Risk/benefit summary: Charges and expenses you will pay 9

This table shows the fees and expenses for 2005 as an annual percentage of each Portfolio's daily average net assets.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Total                   Net Total
                                                                                               Annual      Fee Waiv-     Annual
                                                                               Underlying     Expenses    ers and/or    Expenses
                                            Manage-                            Portfolio      (Before       Expense       After
                                             ment       12b-1       Other       Fees and      Expense     Reimburse-     Expense
 Portfolio Name                             Fees(2)   Fees(3)   Expenses(4)   Expenses(5)   Limitation)    ments(6)    Limitations
------------------------------------------------------------------------------------------------------------------------------------
 AXA Premier VIP Trust:
------------------------------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                 0.10%      0.25%     0.19%         0.91%         1.45%         (0.19)%      1.26%
AXA Conservative Allocation               0.10%      0.25%     0.22%         0.58%         1.15%         (0.22)%      0.93%
AXA Conservative-Plus Allocation          0.10%      0.25%     0.19%         0.64%         1.18%         (0.19)%      0.99%
AXA Moderate Allocation                   0.10%      0.25%     0.17%         0.71%         1.23%         (0.17)%      1.06%
AXA Moderate-Plus Allocation              0.10%      0.25%     0.17%         0.84%         1.36%         (0.17)%      1.19%
AXA Premier VIP Aggressive Equity         0.60%      0.25%     0.20%           --          1.05%            --        1.05%
AXA Premier VIP Core Bond                 0.60%      0.25%     0.18%           --          1.03%         (0.08)%      0.95%
AXA Premier VIP Health Care               1.20%      0.25%     0.28%           --          1.73%          0.00%       1.73%
AXA Premier VIP High Yield                0.58%      0.25%     0.18%           --          1.01%            --        1.01%
AXA Premier VIP International Equity      1.05%      0.25%     0.28%           --          1.58%          0.00%       1.58%
AXA Premier VIP Large Cap Core Equity     0.90%      0.25%     0.25%           --          1.40%         (0.05)%      1.35%
AXA Premier VIP Large Cap Growth          0.90%      0.25%     0.23%           --          1.38%         (0.03)%      1.35%
AXA Premier VIP Large Cap Value           0.90%      0.25%     0.22%           --          1.37%         (0.02)%      1.35%
AXA Premier VIP Mid Cap Growth            1.10%      0.25%     0.25%           --          1.60%          0.00%       1.60%
AXA Premier VIP Mid Cap Value             1.10%      0.25%     0.19%           --          1.54%          0.00%       1.54%
AXA Premier VIP Technology                1.20%      0.25%     0.22%           --          1.67%          0.00%       1.67%
------------------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust:
------------------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock*        0.47%      0.25%     0.13%           --          0.85%            --        0.85%
EQ/AllianceBernstein Growth and Income*   0.56%      0.25%     0.13%           --          0.94%            --        0.94%
EQ/AllianceBernstein International*       0.72%      0.25%     0.21%           --          1.18%         (0.08)%      1.10%
EQ/AllianceBernstein Large Cap Growth*    0.90%      0.25%     0.13%           --          1.28%         (0.23)%      1.05%
EQ/AllianceBernstein Quality Bond*        0.50%      0.25%     0.13%           --          0.88%            --        0.88%
EQ/AllianceBernstein Small Cap Growth*    0.75%      0.25%     0.13%           --          1.13%            --        1.13%
EQ/AllianceBernstein Value*               0.61%      0.25%     0.13%           --          0.99%         (0.04)%      0.95%
EQ/Ariel Appreciation II                  0.75%      0.25%     7.01%           --          8.01%         (6.86)%      1.15%
EQ/Boston Advisors Equity Income          0.75%      0.25%     0.16%           --          1.16%         (0.11)%      1.05%
EQ/Calvert Socially Responsible           0.65%      0.25%     0.27%           --          1.17%         (0.12)%      1.05%
EQ/Capital Guardian Growth                0.65%      0.25%     0.17%           --          1.07%         (0.12)%      0.95%
EQ/Capital Guardian International         0.85%      0.25%     0.23%           --          1.33%         (0.13)%      1.20%
EQ/Capital Guardian Research              0.65%      0.25%     0.13%           --          1.03%         (0.08)%      0.95%
EQ/Capital Guardian U.S. Equity           0.65%      0.25%     0.13%           --          1.03%         (0.08)%      0.95%
EQ/Caywood-Scholl High Yield Bond         0.60%      0.25%     0.24%           --          1.09%         (0.09)%      1.00%
EQ/Equity 500 Index                       0.25%      0.25%     0.13%           --          0.63%            --        0.63%
EQ/Evergreen International Bond           0.70%      0.25%     6.36%           --          7.31%         (6.16)%      1.15%
EQ/Evergreen Omega                        0.65%      0.25%     0.18%           --          1.08%          0.00%       1.08%
EQ/FI Mid Cap                             0.69%      0.25%     0.14%           --          1.08%         (0.08)%      1.00%
EQ/FI Mid Cap Value                       0.73%      0.25%     0.14%           --          1.12%         (0.02)%      1.10%
EQ/GAMCO Mergers and Acquisitions         0.90%      0.25%     0.66%           --          1.81%         (0.36)%      1.45%
EQ/GAMCO Small Company Value              0.79%      0.25%     0.14%           --          1.18%          0.00%       1.18%
EQ/International Growth                   0.85%      0.25%     0.29%           --          1.39%          0.00%       1.39%
EQ/Janus Large Cap Growth                 0.90%      0.25%     0.15%           --          1.30%         (0.15)%      1.15%
EQ/JPMorgan Core Bond                     0.44%      0.25%     0.13%           --          0.82%          0.00%       0.82%
EQ/JPMorgan Value Opportunities           0.60%      0.25%     0.15%           --          1.00%         (0.05)%      0.95%
EQ/Legg Mason Value Equity                0.65%      0.25%     3.07%           --          3.97%         (2.97)%      1.00%
EQ/Long Term Bond                         0.50%      0.25%     0.18%           --          0.93%          0.00%       0.93%
EQ/Lord Abbett Growth and Income          0.65%      0.25%     0.93%           --          1.83%         (0.83)%      1.00%
EQ/Lord Abbett Large Cap Core             0.65%      0.25%     1.32%           --          2.22%         (1.22)%      1.00%
EQ/Lord Abbett Mid Cap Value              0.70%      0.25%     0.40%           --          1.35%         (0.30)%      1.05%
EQ/Marsico Focus                          0.87%      0.25%     0.13%           --          1.25%         (0.10)%      1.15%
EQ/Mercury Basic Value Equity             0.57%      0.25%     0.13%           --          0.95%          0.00%       0.95%
EQ/Mercury International Value            0.85%      0.25%     0.23%           --          1.33%         (0.08)%      1.25%
EQ/MFS Emerging Growth Companies          0.65%      0.25%     0.14%           --          1.04%            --        1.04%
EQ/MFS Investors Trust                    0.60%      0.25%     0.18%           --          1.03%         (0.08)%      0.95%
EQ/Money Market                           0.34%      0.25%     0.13%           --          0.72%            --        0.72%
EQ/Montag & Caldwell Growth               0.75%      0.25%     0.16%           --          1.16%         (0.01)%      1.15%
EQ/PIMCO Real Return                      0.55%      0.25%     0.24%           --          1.04%         (0.14)%      0.90%
EQ/Short Duration Bond                    0.44%      0.25%     0.14%           --          0.83%          0.00%       0.83%
------------------------------------------------------------------------------------------------------------------------------------


10 Risk/benefit summary: Charges and expenses you will pay

------------------------------------------------------------------------------------------------------------------------------------
                                                                                              Total                   Net Total
                                                                                             Annual      Fee Waiv-     Annual
                                                                             Underlying     Expenses    ers and/or    Expenses
                                          Manage-                            Portfolio      (Before       Expense       After
                                           ment       12b-1       Other       Fees and      Expense     Reimburse-     Expense
 Portfolio Name                           Fees(2)   Fees(3)   Expenses(4)   Expenses(5)   Limitation)    ments(6)    Limitations
------------------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust:
---------------------------------------------------------------------------------------------------------------------------------
EQ/Small Cap Value*                     0.73%      0.25%     0.19%              --       1.17%         (0.07)%      1.10%
EQ/Small Company Growth*                1.00%      0.25%     0.20%              --       1.45%         (0.15)%      1.30%
EQ/Small Company Index                  0.25%      0.25%     0.16%              --       0.66%          0.00%       0.66%
EQ/TCW Equity                           0.80%      0.25%     0.16%              --       1.21%         (0.06)%      1.15%
EQ/UBS Growth and Income                0.75%      0.25%     0.19%              --       1.19%         (0.14)%      1.05%
EQ/Van Kampen Comstock                  0.65%      0.25%     0.39%              --       1.29%         (0.29)%      1.00%
EQ/Van Kampen Emerging Markets Equity   1.15%      0.25%     0.48%              --       1.88%         (0.08)%      1.80%
EQ/Van Kampen Mid Cap Growth            0.70%      0.25%     0.83%              --       1.78%         (0.73)%      1.05%
EQ/Wells Fargo Montgomery Small Cap     0.85%      0.25%     2.28%              --       3.38%         (2.08)%      1.30%
------------------------------------------------------------------------------------------------------------------------------------



* This is the investment option's new name, effective September 18, 2006. For the EQ/Small Company Growth and EQ/Small Cap Value portfolios, these new names are effective August 25, 2006 and September 1, 2006, respectively. Please see "Portfolios of the Trusts" in "About the Portfolios of the Trusts" later in this Prospectus for the investment option's former name.


(1) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2005 and for the underlying portfolios.

(2) The management fees for each Portfolio cannot be increased without a vote of that Portfolio's Shareholders. See footnote (6) for any expense limitation agreement information.

(3) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940. For the portfolios of the AXA Premier VIP Trust and the EQ Advisors Trust, the 12b-1 fees will not be increased for the life of the policy.

(4) Other expenses shown are those incurred in 2005. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See footnote (6) for any expense limitation agreement information.

(5) The AXA Allocation variable investment options invest in corresponding portfolios of the AXA Premier VIP Trust. Each AXA Allocation portfolio in turn invests in shares of other portfolios of the EQ Advisors Trust and AXA Premier VIP Trust ("the underlying portfolios"). Amounts shown reflect each AXA Allocation portfolio's pro rata share of the fees and expenses of the various underlying portfolios in which it invests. The fees and expenses are based on the respective weighted investment allocations as of 12/31/05. A"--" indicates that the listed portfolio does not invest in underlying portfolios, i.e., it is not an allocation portfolio.


(6) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "--" indicates that there is no expense limitation in effect. "0.00%" indicates that the expense limitation arrangement did not result in a fee waiver or reimbursement. The amounts shown in this column for Portfolios of AXA Premier VIP Trust and EQ Advisors Trust result from Expense Limitation Agreements that the Investment Manager, AXA Equitable Life Insurance Company ("AXA Equitable"), has entered into with respect to those Portfolios, and are effective through April 30, 2007. Under these agreements AXA Equitable has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Therefore, each Portfolio may at a later date make a reimbursement to AXA Equitable for any of the management fees waived or limited and other expenses assumed and paid by AXA Equitable pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. See the Prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust is used to reduce the applicable Portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce portfolio expenses, the net expenses would be as shown in the table below:



-------------------------------------------------------------
   Portfolio Name
-------------------------------------------------------------
   AXA Premier VIP Aggressive Equity        0.98%
-------------------------------------------------------------
   AXA Premier VIP Health Care              1.71%
-------------------------------------------------------------
   AXA Premier VIP International Equity     1.54%
-------------------------------------------------------------
   AXA Premier VIP Large Cap Core Equity    1.33%
-------------------------------------------------------------
   AXA Premier VIP Large Cap Growth         1.33%
-------------------------------------------------------------
   AXA Premier VIP Large Cap Value          1.29%
-------------------------------------------------------------
   AXA Premier VIP Mid Cap Growth           1.55%
-------------------------------------------------------------
   AXA Premier VIP Mid Cap Value            1.49%
-------------------------------------------------------------
   AXA Premier VIP Technology               1.61%
-------------------------------------------------------------
   EQ/AllianceBernstein Common Stock        0.83%
-------------------------------------------------------------
   EQ/AllianceBernstein Growth and Income   0.91%
-------------------------------------------------------------
   EQ/AllianceBernstein International       1.09%
-------------------------------------------------------------
   EQ/AllianceBernstein Large Cap Growth    1.02%
-------------------------------------------------------------
   EQ/AllianceBernstein Small Cap Growth    1.09%
-------------------------------------------------------------
   EQ/AllianceBernstein Value               0.88%
-------------------------------------------------------------
   EQ/Boston Advisors Equity Income         1.04%
-------------------------------------------------------------
   EQ/Calvert Socially Responsible          1.03%
-------------------------------------------------------------
   EQ/Capital Guardian Growth               0.94%
-------------------------------------------------------------
   EQ/Capital Guardian International        1.18%
-------------------------------------------------------------
   EQ/Capital Guardian Research             0.94%
-------------------------------------------------------------
   EQ/Capital Guardian U.S. Equity          0.94%
-------------------------------------------------------------
   EQ/Evergreen Omega                       0.88%
-------------------------------------------------------------
   EQ/FI Mid Cap                            0.95%
-------------------------------------------------------------
   EQ/FI Mid Cap Value                      1.08%
-------------------------------------------------------------
   EQ/GAMCO Mergers and Acquisitions        1.38%
-------------------------------------------------------------


                      Risk/benefit summary: Charges and expenses you will pay 11

-------------------------------------------------------------
                   Portfolio Name
-------------------------------------------------------------
   EQ/GAMCO Small Company Value            1.17%
-------------------------------------------------------------
   EQ/International Growth                 1.22%
-------------------------------------------------------------
   EQ/Janus Large Cap Growth               1.14%
-------------------------------------------------------------
   EQ/Legg Mason Value Equity              0.99%
-------------------------------------------------------------
   EQ/Lord Abbett Growth and Income        0.97%
-------------------------------------------------------------
   EQ/Lord Abbett Large Cap Core           0.99%
-------------------------------------------------------------
   EQ/Lord Abbett Mid Cap Value            1.01%
-------------------------------------------------------------
   EQ/Marsico Focus                        1.14%
-------------------------------------------------------------
   EQ/Mercury Basic Value Equity           0.93%
-------------------------------------------------------------
   EQ/MFS Emerging Growth Companies        1.01%
-------------------------------------------------------------
   EQ/MFS Investors Trust                  0.94%
-------------------------------------------------------------
   EQ/Montag & Caldwell Growth             1.12%
-------------------------------------------------------------
   EQ/Small Cap Value                      1.01%
-------------------------------------------------------------
   EQ/UBS Growth and Income                1.04%
-------------------------------------------------------------
   EQ/Van Kampen Comstock                  0.99%
-------------------------------------------------------------
   EQ/Van Kampen Emerging Markets Equity   1.78%
-------------------------------------------------------------
   EQ/Van Kampen Mid Cap Growth            1.02%
-------------------------------------------------------------
   EQ/Wells Fargo Montgomery Small Cap     1.12%
-------------------------------------------------------------


HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS


In your application for a policy, you tell us from which investment options you want us to take the policy's monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each. If the extended no lapse guarantee rider or the paid up death benefit guarantee is in effect, we will allocate the deduction among the investment options proportionately to your value in each.



CHANGES IN CHARGES

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" under "Tax information" later in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policyholders of a given class, and will be determined based on reasonable assumptions as to expenses, mortality, policy and contract claims, taxes, investment income and lapses. Any changes in charges may apply to then in-force policies, as well as to new policies. You will be notified in writing of any changes in charges under your policy.


12 Risk/benefit summary: Charges and expenses you will pay

3. Who is MONY Life Insurance Company of America?

--------------------------------------------------------------------------------
We are MONY Life Insurance Company of America ("MONY America"), an Arizona stock life insurance corporation organized in 1969. MONY America is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA. AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of MONY America, and under its other arrangements with MONY America and its parent, AXA exercises significant influence over the operations and capital structure of MONY America and its parent. AXA holds its interest in MONY America through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings Inc. and MONY Holdings, LLC, and MONY Life Insurance Company, a life insurance company. MONY America is obligated to pay all amounts that are promised to be paid under the policies. No company other than MONY America, however, has any legal responsibility to pay amounts that MONY America owes under the policies.


AXA Financial, Inc. and its consolidated subsidiaries managed approximately $643.4 billion in assets as of December 31, 2005. MONY America is licensed to sell life insurance and annuities in forty-nine states (not including New
York), the District of Columbia, and Puerto Rico. Our main administrative office is located at 1290 Avenue of the Americas, New York, NY 10104.


On July 8, 2004, AXA Financial, Inc. acquired The MONY Group Inc., which was, prior to that date, the parent company of MONY America. The process of integrating the business operations of MONY America with those of AXA Financial was completed in 2005.


HOW TO REACH US

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. Please refer to "Telephone and EQAccess requests" for effective dates for processing telephone, Internet and facsimile requests, later in this prospectus.




--------------------------------------------------------------------------------
 BY MAIL:
--------------------------------------------------------------------------------
At the Post Office Box for our Administrative Office:
MONY America -- National Operations Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047

--------------------------------------------------------------------------------
 BY EXPRESS DELIVERY ONLY:
--------------------------------------------------------------------------------
At the Street Address for our Administrative Office:
MONY America -- National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277
1-704-341-7000 (for express delivery purposes only)



--------------------------------------------------------------------------------
 BY TOLL-FREE PHONE:
--------------------------------------------------------------------------------
Our automated voice response system is available every day, from 6 AM to 4 AM, Eastern Time: 1-888-855-5100. Customer service representatives are available weekdays, from 8 AM to 7 PM, Eastern Time: 1-800-777-6510.

--------------------------------------------------------------------------------
 BY E-MAIL:
--------------------------------------------------------------------------------
life-service@axa-equitable.com


--------------------------------------------------------------------------------
 BY FACSIMILE (FAX):
--------------------------------------------------------------------------------
1-704-540-9714


--------------------------------------------------------------------------------
 BY INTERNET:
--------------------------------------------------------------------------------
If you are an AXA Advisors client, our Website is www.axaonline.com. All other clients may access EQAccess by visiting our other Website at www.axa-equitable.com. Our Websites provide access to account information and customer service. After enrolling and setting up a password, you can view account details, perform certain transactions, print customer service forms and find answers to Frequently Asked Questions (FAQs).

REQUIRED FORMS. We require that the following types of communications be on specific forms we provide for that purpose:

(1) request for our automatic transfer service (our dollar cost averaging service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3)  request for our asset rebalancing service; and

(4)  designation of new policy owner(s) and beneficiaries.

OTHER REQUESTS. We also have specific forms that we recommend you use for the following:

(a)  policy surrenders;

(b)  transfers among investment options;

(c)  changes in allocation percentages for premiums and deductions; and

(d)  electing the paid up death benefit guarantee.

You can also change your allocation percentages, transfer among investment options and/or change your address (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see "How to make transfers" and "Telephone and EQAccess" later in this prospectus.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may


                              Who is MONY Life Insurance Company of America?  13
not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (See "Disruptive transfer activity" in "More information about other matters.")

FORMAL REQUIREMENTS. Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests, notices and payments to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.


ABOUT OUR MONY AMERICA VARIABLE ACCOUNT L

Each variable investment option is a part (or "subaccount") of our MONY America Variable Account L. We established MONY America Variable Account L under Arizona Insurance Law on February 15, 1985. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in MONY America Variable Account L and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. Income, gains and losses credited to, or charged against MONY America Variable Account L reflect its own investment experience and not the investment experience of MONY America's other assets.

MONY America Variable Account L is registered with the SEC under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise MONY America or MONY America Variable Account L. Although MONY America Variable Account L is registered, the SEC does not monitor the activity of MONY America Variable Account L on a daily basis. MONY America is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) of MONY America Variable Account L available under Incentive Life(SM) Legacy invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. MONY America Variable Account L immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.


The Trusts sell their shares to MONY America variable accounts in connection with MONY America's variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with MONY America. EQ Advisors Trust and AXA Premier VIP Trust also sell their shares to the trustee of a qualified plan for AXA Equitable, an affiliate of MONY America. We currently do not foresee any disadvantages to our policyowners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.



YOUR VOTING PRIVILEGES


VOTING OF PORTFOLIO SHARES. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. The number of full and fractional votes you are entitled to will be determined by dividing the policy account value (minus any policy indebtedness) allocable to an investment option by the net asset value per unit for the Portfolio underlying that investment option. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our MONY America Variable Account L (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio. One result of proportional voting is that a small number of policy owners may control the outcome of a vote.


Under current legal requirements, we may disregard the voting instructions we receive from policyowners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

VOTING AS POLICYOWNER. In addition to being able to instruct voting of Portfolio shares as discussed above, policyowners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of policy account value in any such option; and we will vote our interest in MONY America Variable Account L in the same proportion as the instructions we receive from holders of Incentive Life(SM) Legacy and other policies that MONY America Variable Account L supports.


14  Who is MONY Life Insurance Company of America?

4. About the Portfolios of the Trusts

--------------------------------------------------------------------------------
You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as the Incentive Life(SM) Legacy policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.

AXA Equitable serves as the investment manager of the portfolios of the AXA Premier VIP Trust and EQ Advisors Trust. AXA Equitable enters into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the portfolios. As such, AXA Equitable oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each portfolio.

Portfolios of the Trusts


------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust                                                                    Investment Manager
Portfolio Name                 Objective                                                 (or Sub-Adviser(s), as applicable)
------------------------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION+    Seeks long-term capital appreciation.                      o AXA Equitable
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE              Seeks a high level of current income.                      o AXA Equitable
 ALLOCATION+
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS         Seeks current income and growth of capital, with a         o AXA Equitable
 ALLOCATION+                  greater emphasis on current income.
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION+      Seeks long-term capital appreciation and current income.   o AXA Equitable
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS             Seeks long-term capital appreciation and current income,   o AXA Equitable
 ALLOCATION+                  with a greater emphasis on capital appreciation.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP AGGRESSIVE    Long-term growth of capital.                               o AllianceBernstein L.P.
 EQUITY                                                                                  o Legg Mason Capital Management, Inc.
                                                                                         o MFS Investment Management
                                                                                         o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     To seek a balance of a high current income and capital     o BlackRock Advisors, Inc.
                              appreciation, consistent with a prudent level of risk.     o Pacific Investment Management Company
                                                                                           LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   Long-term growth of capital.                               o A I M Capital Management, Inc.
                                                                                         o RCM Capital Management LLC
                                                                                         o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD    High total return through a combination of current         o Pacific Investment Management Company
                              income and capital appreciation.                             LLC
                                                                                         o Post Advisory Group, LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP               Long-term growth of capital.                               o AllianceBernstein L.P.
 INTERNATIONAL EQUITY                                                                    o J.P. Morgan Investment Management Inc.
                                                                                         o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------


+ Also referred to as one of the "AXA Allocation investment options" in this prospectus.

                                           About the Portfolios of the Trusts 15

------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                   Objective                                                Sub-Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP       Long-term growth of capital.                             o AllianceBernstein L.P.
 CORE EQUITY                                                                             o Janus Capital Management LLC
                                                                                         o Thornburg Investment Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP       Long-term growth of capital.                             o AllianceBernstein L.P.
 GROWTH                                                                                  o RCM Capital Management LLC
                                                                                         o TCW Investment Management Company
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP       Long-term growth of capital.                             o AllianceBernstein L.P.
 VALUE                                                                                   o Institutional Capital LLC
                                                                                         o MFS Investment Management
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP MID CAP         Long-term growth of capital.                             o AllianceBernstein L.P.
 GROWTH                                                                                  o Franklin Advisers, Inc.
                                                                                         o Provident Investment Counsel, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP MID CAP VALUE   Long-term growth of capital.                             o AXA Rosenberg Investment Management LLC
                                                                                         o TCW Investment Management Company
                                                                                         o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY      Long-term growth of capital.                             o Firsthand Capital Management, Inc.
                                                                                         o RCM Capital Management LLC
                                                                                         o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name*                  Objective                                                Sub-Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN            Seeks to achieve long-term growth of capital.            o AllianceBernstein L.P.
 COMMON STOCK(1)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN GROWTH     Seeks to provide a high total return.                    o AllianceBernstein L.P.
 AND INCOME (2)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN            Seeks to achieve long-term growth of capital.            o AllianceBernstein L.P.
 INTERNATIONAL(3)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN LARGE      Seeks to achieve long-term growth of capital.            o AllianceBernstein L.P.
 CAP GROWTH(4)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN QUALITY    Seeks to achieve high current income consistent with     o AllianceBernstein L.P.
 BOND(5)                        moderate risk to capital.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN SMALL      Seeks to achieve long-term growth of capital.            o AllianceBernstein L.P.
 CAP GROWTH(6)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN VALUE(7)   Seeks capital appreciation.                              o AllianceBernstein L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ARIEL APPRECIATION II        Seeks long-term capital appreciation.                    o Ariel Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS EQUITY       Seeks a combination of growth and income to achieve an   o Boston Advisors, LLC
 INCOME                         above-average and consistent total return.
------------------------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY             Seeks long-term capital appreciation.                    o Calvert Asset Management Company, Inc.
 RESPONSIBLE                                                                             o Bridgeway Capital Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------



16 About the Portfolios of the Trusts

------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name*                 Objective                                                   Sub-Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN GROWTH     Seeks long-term growth of capital.                          o Capital Guardian Trust Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN            Seeks to achieve long-term growth of capital.               o Capital Guardian Trust Company
 INTERNATIONAL
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN            Seeks to achieve long-term growth of capital.               o Capital Guardian Trust Company
 RESEARCH
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.       Seeks to achieve long-term growth of capital.               o Capital Guardian Trust Company
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAYWOOD-SCHOLL HIGH         Seeks to maximize current income.                           o Caywood-Scholl Capital Management
 YIELD BOND
------------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX            Seeks a total return before expenses that approximates      o AllianceBernstein L.P.
                               the total return performance of the S&P 500 Index,
                               including reinvestment of dividends, at a risk level
                               consistent with that of the S&P 500 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN INTERNATIONAL     Seeks capital growth and current income.                    o Evergreen Investment Management
 BOND                                                                                        Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA             Seeks long-term capital growth.                             o Evergreen Investment Management
                                                                                             Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                  Seeks long-term growth of capital.                          o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP VALUE            Seeks long-term capital appreciation.                       o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/GAMCO MERGERS AND           Seeks to achieve capital appreciation.                      o GAMCO Asset Management Inc.
 ACQUISITIONS
------------------------------------------------------------------------------------------------------------------------------------
EQ/GAMCO SMALL COMPANY         Seeks to maximize capital appreciation.                     o GAMCO Asset Management Inc.
 VALUE
------------------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL GROWTH        Seeks to achieve capital appreciation.                      o MFS Investment Management
------------------------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN CORE BOND          Seeks to provide a high total return consistent with mod-   o J.P. Morgan Investment Management Inc.
                               erate risk to capital and maintenance of liquidity.
------------------------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN VALUE OPPORTU-     Seeks long-term capital appreciation.                       o J.P. Morgan Investment Management Inc.
 NITIES
------------------------------------------------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH      Seeks long-term growth of capital.                          o Janus Capital Management LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/LEGG MASON VALUE EQUITY     Seeks long-term growth of capital.                          o Legg Mason Capital Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LONG TERM BOND              Seeks to maximize income and capital appreciation           o BlackRock Financial Management, Inc.(a)
                               through investment in long-maturity debt obligations.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT GROWTH AND      Capital appreciation and growth of income without           o Lord, Abbett & Co. LLC
 INCOME                        excessive fluctuation in market value.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT LARGE CAP       Capital appreciation and growth of income with reason-      o Lord, Abbett & Co. LLC
 CORE                          able risk.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LORD ABBETT MID CAP VALUE   Capital appreciation.                                       o Lord, Abbett & Co. LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS               Seeks long-term growth of capital.                          o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE         Seeks capital appreciation and secondarily, income.         o BlackRock Investment Management LLC(a)
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL       Seeks to provide current income and long-term growth of     o BlackRock Investment
 VALUE                         income, accompanied by growth of capital.                     Management International Limited(b)
------------------------------------------------------------------------------------------------------------------------------------



                                           About the Portfolios of the Trusts 17

------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name*               Objective                                                    Sub-Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH       Seeks to provide long-term capital growth.                   o MFS Investment Management
 COMPANIES
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST       Seeks long-term growth of capital with a secondary           o MFS Investment Management
                             objective to seek reasonable current income. For purposes
                             of this Portfolio, the words "reasonable current income"
                             mean moderate income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET              Seeks to obtain a high level of current income, preserve     o The Dreyfus Corporation
                             its assets and maintain liquidity.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONTAG & CALDWELL         Seeks to achieve capital appreciation.                       o Montag & Caldwell, Inc.
 GROWTH
------------------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO REAL RETURN         Seeks maximum real return consistent with preservation       o Pacific Investment Management Company,
                             of real capital and prudent investment management.             LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/SHORT DURATION BOND       Seeks current income with reduced volatility of principal.   o BlackRock Financial Management, Inc.(a)
------------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL CAP VALUE(8)        Seeks capital appreciation.                                  o Franklin Advisers, Inc.(c)
                                                                                          o Lazard Asset Management LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY GROWTH(9)   Seeks to achieve capital appreciation.                       o Bear Stearns Asset Management Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX       Seeks to replicate as closely as possible (before the        o AllianceBernstein L.P.
                             deduction of portfolio expenses) the total return of the
                             Russell 2000 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/TCW EQUITY                Seeks to achieve long-term capital appreciation.             o TCW Investment Management Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/UBS GROWTH AND INCOME     Seeks to achieve total return through capital appreciation   o UBS Global Asset Management
                             with income as a secondary consideration.                      (Americas) Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN COMSTOCK       Capital growth and income.                                   o Morgan Stanley Investment
                                                                                            Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN EMERGING       Seeks long-term capital appreciation.                        o Morgan Stanley Investment
 MARKETS EQUITY                                                                             Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN MID CAP        Capital growth.                                              o Morgan Stanley Investment
 GROWTH                                                                                     Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/WELLS FARGO MONTGOMERY    Seeks long-term capital appreciation.                        o Wells Capital Management Inc.
 SMALL CAP
------------------------------------------------------------------------------------------------------------------------------------



* This portfolio information reflects the portfolio's name change effective September 18, 2006, except for EQ/Small Company Growth which is effective August 25, 2006 and EQ/Small Cap Value which is effective September 1, 2006. The chart below reflects the portfolio name in effect until the date of the changes. The number in the FN column corresponds with the number in the table above.




---------------------------------------------------------
 FN         Portfolio Name Until the Date of Change
---------------------------------------------------------
 (1)        EQ/Alliance Common Stock
---------------------------------------------------------
 (2)        EQ/Alliance Growth and Income
---------------------------------------------------------
 (3)        EQ/Alliance International
---------------------------------------------------------
 (4)        EQ/Alliance Large Cap Growth
---------------------------------------------------------
 (5)        EQ/Alliance Quality Bond
---------------------------------------------------------
 (6)        EQ/Alliance Small Cap Growth
---------------------------------------------------------
 (7)        EQ/Bernstein Diversified Value
---------------------------------------------------------
 (8)        EQ/Lazard Small Cap Value
---------------------------------------------------------
 (9)        EQ/Bear Stearns Small Company Growth
---------------------------------------------------------

(a) This is the portfolio's sub-adviser effective on or about October 1, 2006. Until this date, Mercury Advisors will serve as sub-adviser.

(b) This is the portfolio's sub-adviser effective on or about October 1, 2006. Until this date, Merrill Lynch Investment Managers International Limited will serve as sub-adviser.

(c) This is a new sub-adviser to the portfolio, effective on or about September 1, 2006.


You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing.



18 About the Portfolios of the Trusts

5.  Determining your policy's value

--------------------------------------------------------------------------------
YOUR POLICY ACCOUNT VALUE

As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your policy's "account value." You instruct us to allocate your policy account value to one or more of the policy's investment options indicated on the front cover of this prospectus.

Your policy account value is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option (other than in (iii)), and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See "Borrowing from your policy" later in this prospectus. Your "net policy account value" is the total of (i) and (ii) above, plus any interest credited on loaned amounts, minus any interest accrued on outstanding loans and minus any "restricted" amounts that we hold in the guaranteed interest option as a result of any payment received under a living benefits rider. (Your policy and other supplemental material may refer to the account that holds the amounts in (ii) and (iii) above as our "Guaranteed Interest Account.") Your policy account value is subject to certain charges discussed in "Risk/benefit summary: Charges and expenses you will pay" earlier in this prospectus.

--------------------------------------------------------------------------------
Your policy account value will be credited with the same returns as are achieved by the Portfolios that you select and interest credited on amounts in the guaranteed interest option, and is reduced by the amount of charges we deduct under the policy.
--------------------------------------------------------------------------------

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. We invest the policy account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of any premium, loan repayment, or transfer that you allocate to that option.

The value of each unit will increase or decrease each business day, as though you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit. The mortality and expense risk charge mentioned earlier in this prospectus is calculated as a percentage of the value you have in the variable investment options and deducted monthly from your policy account based on your deduction allocations unless the extended no lapse guarantee rider or the paid up death benefit guarantee is in effect. For more information on how we allocate charges, see "How we allocate charges among your investment options" earlier in this prospectus.


YOUR POLICY'S VALUE IN OUR GUARANTEED INTEREST OPTION. Your policy's value in our guaranteed interest option includes: (i) any amounts that have been allocated to that option, based on your request, and (ii) any "restricted" amounts that we hold in that option as a result of your election to receive a living benefit. See "Your option to receive a terminal illness living benefit" later in this prospectus. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 2% effective annual rate.


Amounts may be allocated to or removed from your policy's value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.

                                             Determining your policy's value  19

6. Transferring your money among our investment options

--------------------------------------------------------------------------------
TRANSFERS YOU CAN MAKE

--------------------------------------------------------------------------------
You can transfer among our variable investment options and into our guaranteed interest option.
--------------------------------------------------------------------------------


After your policy's Allocation Date, you can transfer amounts from one investment option to another. Unless either the paid up death benefit guarantee or the extended no lapse guarantee are in effect, there are no restrictions on transfers into the guaranteed interest option. However, transfers out of the guaranteed investment option and among our variable investment options are more limited. The total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500. We also reserve the right to restrict transfers among variable investment options as described in your policy, including limitations on the number, frequency, or dollar amount of transfers.

Certain transfer restrictions apply if the paid up death benefit guarantee or the extended no lapse guarantee rider is in effect. For more information, see "Paid up death benefit guarantee" and "Extended no lapse guarantee rider" in "More information about policy features and benefits." If your policy is placed on loan extension, we will transfer any remaining policy account value in the variable investment options to the guaranteed interest option. No transfers from the guaranteed interest option are permitted thereafter.


--------------------------------------------------------------------------------
Transfers out of our guaranteed interest option are more limited.
--------------------------------------------------------------------------------

RESTRICTIONS ON TRANSFERS OUT OF THE GUARANTEED INTEREST OPTION. We only permit you to make one transfer out of our guaranteed interest option during each policy year. (No such limit applies to transfers out of our variable investment options.) Also, the maximum amount of any transfer from our guaranteed interest option in any policy year is the greatest of (a) 25% of your balance in that option on the transfer effective date, (b) $500, or (c) the amount (if any) that you transferred out of the guaranteed interest option during the immediately preceding policy year.

We will not accept a request to transfer out of the guaranteed interest option unless we receive it within the period beginning 30 days before and ending 60 days after an anniversary of your policy. If we receive the request within that period, the transfer will occur as of that anniversary or, if later, the date we receive it.

If the policy is on loan extension, transfers out of the guaranteed interest option are not permitted.

DISRUPTIVE TRANSFER ACTIVITY. We reserve the right to limit access to the services described below if we determine that you are engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "More information about other matters").

HOW TO MAKE TRANSFERS

EQACCESS TRANSFERS. You can make transfers over the Internet if you are the owner of the policy. You may do this by visiting our Website and enrolling in EQAccess. This service may not always be available. Generally, the restrictions relating to telephone transfers described below also apply to online transfers.


TELEPHONE TRANSFERS. You can make telephone transfers by following one of two procedures:

o if you are both the policy's insured person and its owner, by calling the number under "By toll-free phone" in "How to reach us" earlier in this prospectus, from a touch tone phone; or

o whether or not you are both the insured person and owner, by sending us a signed telephone transfer authorization form. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.

For more information, see "Telephone and EQAccess requests" later in this prospectus. We allow only one request for telephone transfers each day (although that request can cover multiple transfers), and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

TRANSFERS THROUGH OUR ADMINISTRATIVE OFFICE. You may submit a written request for a transfer to our Administrative Office.


OUR AUTOMATIC TRANSFER SERVICE

We offer an automatic transfer service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may achieve a lower average cost per unit over the long term.

--------------------------------------------------------------------------------
Using the automatic transfer service does not guarantee that you will earn a profit or be protected against losses.
--------------------------------------------------------------------------------

Our automatic transfer service (also referred to as our "dollar cost averaging service") enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the automatic transfer service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the automatic transfer service. You can choose up to eight other variable investment options to receive the automatic transfers, but each transfer to each option must be at least $50.

This service terminates when the EQ/Money Market option is depleted. Also, this service will automatically terminate if you elect the paid up death benefit guarantee or your policy is placed on loan extension. You can also cancel the automatic transfer service at any time. You may not simultaneously participate in the asset rebalancing service and the


20 Transferring your money among our investment options automatic transfer service. This service is not available while the extended no lapse guarantee rider is in effect.

We will not deduct a transfer charge for any transfer made in connection with our automatic transfer service.


OUR ASSET REBALANCING SERVICE

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your policy account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.

You may specify asset allocation percentages for all available variable investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under the variable investment options, and the sum of the percentages must equal 100%. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service (discussed above).

You may request the asset rebalancing service in your policy application or at any later time. You may change your allocation instructions or discontinue participation in the asset rebalancing service at any time.

We will not deduct a transfer charge for any transfer made in connection with our asset rebalancing service. Also, this service will automatically terminate if you elect the paid up death benefit guarantee or your policy is placed on loan extension. This service is not available while the extended no lapse guarantee rider is in effect.


                        Transferring your money among our investment options  21

7. Accessing your money

--------------------------------------------------------------------------------
BORROWING FROM YOUR POLICY


You may borrow up to 90% of the cash surrender value, less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter). In your policy, the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy. However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a terminal illness living benefits payment, as well as by any other loans (and accrued loan interest) you have outstanding and reduced for any monthly payments under the Living Care Rider. See "More information about policy features and benefits: Other benefits you can add by rider: Living Care Rider" later in this prospectus. See "Your option to receive a terminal illness living benefit" below. The minimum loan amount generally is $500.


--------------------------------------------------------------------------------
You can use policy loans to obtain funds from your policy without surrender charges or, in most cases, paying current income taxes. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.
--------------------------------------------------------------------------------

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

o  you cannot make transfers or withdrawals of the collateral;

o we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option;

o  we do not count the collateral when we compute our customer loyalty credit;
   and

o  the collateral is not available to pay policy charges.


When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each. If either the extended no lapse guarantee rider or the paid up death benefit guarantee is in effect, and you do not give us directions or the directions cannot be followed due to insufficient funds (or we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in proportion to your value in each.


LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 3% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) Currently, the loan interest rate is 3% for the first fifteen policy years and 2% thereafter. We will notify you of the current loan interest rate when you apply for a loan, and will notify you in advance of any rate increase.

Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

INTEREST THAT WE CREDIT ON LOAN COLLATERAL. Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy's first fifteen years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy's 16th year, equal to the loan interest rate. The elimination of the rate differential is not guaranteed, however. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already in force (and may have an outstanding loan). We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 2% and that the differential will not exceed 1%. Because we first offered Incentive Life(SM) Legacy policies in 2006, the interest rate differential has not yet been eliminated under any in-force policies.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loan is fully repaid) we transfer that interest to your policy's investment options in the same proportions as if it were a premium payment. If your policy is on loan extension, we transfer the interest to the unloaned guaranteed interest option. If the paid up death benefit guarantee is in effect, we transfer the interest to the investment options in accordance with your allocation instructions on record.

EFFECTS OF A POLICY LOAN. If not repaid, the aggregate amount of the outstanding loan and any accrued loan interest will reduce your cash surrender value and your life insurance benefit that might otherwise be payable. We will deduct any outstanding policy loan and accrued loan interest from your policy's proceeds if you do not pay it back. Also, a loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due. A loan can also cause any paid up death benefit guarantee to terminate or may cause the no lapse guarantee or the extended no lapse guarantee to become unavailable.

A policy loan, repaid or not, has a permanent effect on your cash surrender value. This results because the investment results of each investment option apply only to the amounts remaining in such investment options. The longer the loan is outstanding, the greater the effect on your cash surrender value is likely to be.


22  Accessing your money

Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See "Tax information" below for a discussion of the tax consequences of a policy loan.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment. Any payment received while the paid up death benefit guarantee is in effect, the policy is on loan extension or you are receiving monthly payments under the Living Care Rider, will be applied as a loan repayment (or refunded if it is in excess of the loan amount and outstanding interest).

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.

If you are to receive monthly benefit payments under the Living Care Rider, a pro rata portion of the loan and accrued loan interest to that date will be deducted from the monthly benefit payment as a loan repayment. This will reduce the monthly payment otherwise payable to you under the rider.

If the extended no lapse guarantee rider or the paid up death benefit guarantee is in effect, any loan repayment allocated to the unloaned portion of the guaranteed interest option will be limited to an amount so that the value in the unloaned portion of the guaranteed interest option does not exceed 25% of the amount that you have in your unloaned policy account value. Any portion of the loan repayment that we cannot allocate to the guaranteed interest option will be allocated to the variable investment options in proportion to any amounts that you specified for that particular loan repayment. If you did not specify, we will allocate that portion of the loan repayment in proportion to the premium allocation percentages or the paid up death benefit guarantee allocation percentages for the variable investment options on record.


LOAN EXTENSION

Loan extension will protect against lapse of your policy due to an outstanding policy loan in certain circumstances. There is no additional charge for the loan extension feature. Your policy will automatically be placed on "loan extension," if at the beginning of any policy month on or following the policy anniversary nearest the insured person's 75th birthday, but not earlier than the 20th policy anniversary, all of the following conditions apply:

o The net policy account value is not sufficient to cover the monthly deductions then due;

o The amount of any outstanding policy loan and accrued loan interest is greater than the larger of (a) the current base policy face amount, or (b) the initial base policy face amount;

o  You have selected Death Benefit Option A;

o You have not received a payment under either the living benefits rider or the Living Care Rider;

o  The policy is not in a grace period; and

o No current or future distributions will be required to be paid from the policy to maintain its qualification as "life insurance" under the Internal Revenue Code.

When a policy goes on loan extension, all of the following will apply:

o We will collect monthly deductions due under the policy up to the amount in the unloaned policy account value.

o Any policy account value that is invested in our variable investment options will automatically be transferred to our guaranteed interest option; and no transfers out of the guaranteed interest option may thereafter be made into any of our variable investment options.

o Loan interest will continue to accrue and we will send you a notice of any loan interest due on or about each policy anniversary. If the loan interest is not paid when due, it will be added to the outstanding loan balance.

o  No additional loans or partial withdrawals may be requested.

o  No changes in face amount or death benefit option may be requested.

o No additional premium payments will be accepted. Any payments received will be applied as loan repayments. If a loan repayment is made, the repaid amount will become part of the unloaned guaranteed interest option. Any payment in excess of the outstanding loan balance will be refunded to you.


o All additional benefit riders and endorsements will terminate, including the Living Care Rider.

o  The paid up death benefit guarantee if applicable, may not be elected.

o  The policy will not thereafter lapse for any reason.

On the policy anniversary when the insured attains age 75 and if such policy has been in force for 20 years, and each month thereafter, we will determine whether the policy is on loan extension. You will be sent a letter explaining transactions that are allowed and prohibited while a policy is on loan extension. Once a policy is on loan extension, it will remain on loan extension during the lifetime of the insured unless the policy is surrendered.

If your policy is on loan extension, the death benefit payable under the policy is the greatest of (a), (b) and (c):

(a) The greater of the policy account value or the outstanding loan and accrued loan interest on the date of the insured's death, multiplied by a percentage shown in your policy;

(b) The outstanding loan and accrued loan interest, plus $10,000; or

(c) The base policy face amount on the date of death.

Other than as outlined above, all terms and conditions of your policy will continue to apply as if your policy is not on loan extension.

MAKING WITHDRAWALS FROM YOUR POLICY

You may make a partial withdrawal of your net cash surrender value (defined below) at any time after the first year of your policy and


                                                        Accessing your money  23
before the policy anniversary nearest to the insured's attained age 100, provided the paid up death benefit guarantee is not in effect, the policy is not on loan extension and you are not receiving monthly benefit payments under the Living Care Rider. The request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each. If you elected the Living Care Rider, a partial withdrawal will reduce the current long-term care specified amount by the amount of the withdrawal, but not to less than the policy account value minus the withdrawal amount. See "More information about policy features and benefits: Other benefits you can add by rider: Living Care Rider" later in this prospectus. We will not deduct a charge for making a partial withdrawal. If the extended no lapse guarantee is in effect, there are limitations on partial withdrawals from the variable investment options and different allocation rules apply. See "Extended No Lapse Guarantee Rider" under "More information about policy features and benefits" later in this prospectus.


--------------------------------------------------------------------------------
You can withdraw all or part of your policy's net cash surrender value, although you may incur tax consequences by doing so.
--------------------------------------------------------------------------------

EFFECT OF PARTIAL WITHDRAWALS ON INSURANCE COVERAGE. If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar automatic reduction in the policy's face amount (and, hence, an equal reduction in the Option A death benefit). We will not permit a partial withdrawal that would reduce the face amount below $100,000, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.

If death benefit Option B is in effect, a partial withdrawal reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.

The result is different, however, during any time when the alternative death benefit (discussed later in this prospectus) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal. A partial withdrawal reduces the amount of your premium payments that counts toward maintaining the policy's no lapse guarantee and the extended no lapse guarantee, as well. A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due or failure to pass the guarantee premium test for those guarantees.

You should refer to "Tax information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits. Also, partial withdrawals are not permitted while the paid up death benefit guarantee is in effect. Please see "Paid up death benefit guarantee" in "More information about policy features and benefits."

SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE


You can surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your policy account value, minus any outstanding loan and unpaid loan interest, minus any amount of your policy account value that is "restricted" as a result of previously distributed "terminal illness living benefits," and further reduced for any monthly benefit payments made under the Living Care Rider (see "Other benefits you can add by rider: Living Care Rider" later in this prospectus), and minus any surrender charge that then remains applicable. The surrender charge is described in "Charges and expenses you will pay" earlier in this prospectus.


Please refer to "Tax information" below for the possible tax consequences of surrendering your policy.


YOUR OPTION TO RECEIVE A TERMINAL ILLNESS LIVING BENEFIT

Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our living benefits rider. This feature enables you to receive a portion (generally the lesser of 75% or $500,000) of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider).

We make no additional charge for the rider. However, if you tell us that you do not wish to have the living benefits rider added at issue, but you later ask to add it, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

If you receive a living benefit on account of terminal illness , the Living Care Rider for chronic illness benefits, if elected, will terminate and no further benefits will be payable under the Living Care Rider. Living care rider charges will also stop. In addition, once you receive a living benefit, you cannot elect the paid up death benefit guarantee and your policy cannot be placed on loan extension. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy if and when the insured person dies. (In your policy we refer to this as a "lien" we establish against your policy.)

When we pay a living benefit, we automatically transfer a pro rata portion of your policy's net cash surrender value to the policy's guaranteed interest option. This amount, together with the interest we charge thereon, will be "restricted"-- that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. In addition, it may not be used to satisfy the charges we deduct from your policy's value. We also will deduct these restricted amounts from any subsequent surrender proceeds that we pay.

The receipt of a living benefits payment may qualify for exclusion from income tax. See "Tax information" below. Receipt of a living benefits payment may affect your eligibility for certain government benefits or entitlements.

--------------------------------------------------------------------------------
You can arrange to receive a "living benefit" if the insured person becomes terminally ill.
--------------------------------------------------------------------------------

24  Accessing your money

8. Tax information

--------------------------------------------------------------------------------
This discussion is based on current federal income tax law and interpretations. It assumes that the policyowner is a natural person who is a U.S. citizen and resident and has an insurable interest in the insured. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.


BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

An Incentive Life(SM) Legacy policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that:

o the death benefit received by the beneficiary under your policy generally will not be subject to federal income tax; and

o increases in your policy account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning your policy" later in this prospectus.


TAX TREATMENT OF DISTRIBUTIONS TO YOU (LOANS, PARTIAL WITHDRAWALS, AND FULL SURRENDER)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. ("Paid up" means that no future premiums would be required.) This is called the "seven-pay" test.

Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the policy account value at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option, a requested increase in the policy's face amount or certain other changes.

If your policy's benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal or a change in death benefit option.) If the premiums previously paid are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, federal income tax rules must be complied with in order for it to qualify as life insurance. Changes made to your policy, for example, a decrease in face amount (including any decrease that may occur as a result of a partial withdrawal) or other decrease in benefits may impact the maximum amount of premiums that can be paid, as well as the maximum amount of policy account value that may be maintained under the policy. In some cases, this may cause us to take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includible as income. See "Changes we can make" later in this prospectus.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your policy account value exceeds your basis.


                                                             Tax information  25

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your policy account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)


For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by MONY America (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59-1/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy.

TAX TREATMENT OF LIVING BENEFITS RIDER OR LIVING CARE RIDER UNDER A POLICY WITH THE APPLICABLE RIDER

LIVING BENEFITS RIDER. Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from gross income as an accelerated death benefit. We believe that the benefits provided under our living benefits rider meet the tax law's definition of terminally ill and can qualify for this income tax exclusion.


LIVING CARE RIDER. Benefits received under the Living Care Rider are intended to be treated, for Federal income tax purposes, as accelerated death benefits under section 101 (g) of the Code on the life of a chronically ill insured person receiving qualified long-term care services within the meaning of section 7702B of the Code. The benefits are intended to qualify for exclusion from income subject to the limitations of the Code with respect to a particular insured person. Receipt of these benefits may be taxable. Generally income exclusion for all payments from all sources with respect to an insured person will be limited to the higher of the Health Insurance Portability and Accountability Act ("HIPAA") per day limit or actual costs incurred by the taxpayer on behalf of the insured person.

Charges for the Living Care Rider may be considered distributions for income tax purposes, and may be taxable to the owner to the extent not considered a nontaxable return of premiums paid for the life insurance policy. See above for tax treatment of distributions to you. Charges for the Living Care Rider are generally not considered deductible for income tax purposes. The Living Care Rider is not intended to be a qualified long-term care insurance contract under section 7702B(b) of the Code.


Any adjustments made to your policy death benefit, face amount and other values as a result of Living Care Rider benefits paid will also generally cause us to make adjustments with respect to your policy under federal income tax rules for testing premiums paid, your tax basis in your policy, your overall premium limits and the seven-pay period and seven-pay limit for testing modified endowment contract status.

UNDER EITHER RIDER, if the owner and the insured person are not the same, the exclusion for accelerated death benefits for terminal illness or a chronic illness does not apply if the owner (taxpayer) has an insurable interest with respect to the life of the insured person by reason of the insured person being an officer, employee or director of the taxpayer or by reason of the insured person being financially interested in any trade or business carried on by the taxpayer. Also, if the owner and insured person are not the same, other tax considerations may also arise in connection with a transfer of benefits received to the insured person, for example, gift taxes in personal settings, compensation income in the employment context and inclusion of life insurance policy proceeds for estate tax purposes in certain trust owned situations. Under certain conditions, a gift tax exclusion may be available for certain amounts paid on behalf of a donee to the provider of medical care.


BUSINESS AND EMPLOYER OWNED POLICIES

Any employer owned life insurance arrangement on an employee or director as well as any corporate, trade, or business use of a policy



26  Tax information
should be carefully reviewed by your tax advisor with attention to the rules discussed below. Also, careful consideration should be given to any other rules that may apply, including other possible pending or recently enacted legislative proposals.


REQUIREMENTS FOR INCOME TAX FREE DEATH BENEFITS FOR EMPLOYER OWNED LIFE INSURANCE. Recently enacted federal tax legislation imposes additional new requirements for employer owned life insurance policies. These requirements include detailed notice and consent rules, tax reporting requirements and limitations on those employees (including directors) who can be insured under the life insurance policy. Failure to satisfy applicable requirements will result in death benefits in excess of premiums paid by the employer being includible in the employers' income upon the death of the insured employee. Notice and consent requirements must be satisfied before the issuance of the life insurance policy or a material change to an existing life insurance policy.

The new rules generally apply to life insurance policies issued after August 17, 2006. Note, however, that material increases in death benefit or other material changes will generally cause an existing policy to be treated as a new policy and thus subject to the new requirements. The term "material" has not yet been fully defined but is expected to not include automatic increases in death benefits in order to maintain compliance of the life insurance policy tax qualification rules under the Code. An exception for certain tax-free exchanges of life insurance policies pursuant to Section 1035 of the Code may be available but is not clearly defined.


LIMITATIONS ON INTEREST DEDUCTIBILITY FOR BUSINESS OWNED LIFE
INSURANCE. Ownership of a policy by a trade or business entity can limit the amount of any interest on business borrowings that entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split-dollar" arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.



REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.


ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $1 million. (For estate tax purposes only, this amount is scheduled to rise at periodic intervals, going to $2 million in 2006 through 2008 and ultimately to $3.5 million in 2009. For year 2010, the estate tax is scheduled to be repealed. For years 2011 and thereafter the estate tax is reinstated and the gift and estate tax exemption referred to above would again be $1 million.) For this purpose, however, certain amounts may be deductible or excludable, such as gifts and bequests to a person's spouse or charitable institutions and certain gifts of $12,000 for 2006 (this amount is indexed annually for inflation) or less per year for each recipient.

As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names his or her grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation-skipping tax exemption of $1 million (previously indexed annually for inflation, e.g., $1.12 million for 2003). Beginning in year 2004, this exemption was the same as the amounts discussed above for estate taxes, including a full repeal in year 2010, then return to current law in years 2011 and thereafter.

The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes.


                                                             Tax information  27

Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

If this policy is being purchased pursuant to a split-dollar arrangement, you should also consult your tax advisor for advice concerning the effect of IRS Notice 2002-8 and recent proposed and final regulations regarding split-dollar arrangements on your split-dollar arrangement. The transition and grandfathering rules, among other items, should be carefully reviewed. A material modification to an existing arrangement may result in a change in tax treatment.


PENSION AND PROFIT-SHARING PLANS

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.


SPLIT-DOLLAR AND OTHER EMPLOYEE BENEFIT PROGRAMS

Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. It is possible that certain split-dollar arrangements may be considered to be a form of deferred compensation under recently passed legislation, which broadens the definition of deferred compensation plans, and subjects such plans to new requirements. Among other issues, policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as regulations in both 2002 and 2003. Together, they provide guidance on such arrangements. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. A material modification to an existing arrangement may result in a change in tax treatment. Further guidance is anticipated. In addition, public corporations (generally publicly traded or publicly reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of recent amendments to the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.


ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. There may also be other implications. You should consult a qualified legal advisor.


OUR TAXES

The operations of our MONY America Variable Account L are reported in our federal income tax return. MONY America Variable Account L's investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to MONY America Variable Account L for income taxes incurred by us that are allocable to the policies.

If our state, local or other tax expenses increase, we may add or increase our charges for such taxes when they are attributable to MONY America Variable Account L, based on premiums, or otherwise allocable to the policies.


WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later, and you may incur penalties under the estimated income tax rules. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you. Special withholding rules apply if you are not a U.S. resident or not a U.S. citizen.


POSSIBILITY OF FUTURE TAX CHANGES AND OTHER TAX INFORMATION

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. This could include special rules for tax-exempt entities as well as for corporate or business use of policies. Congress may also consider proposals to comprehensively reform or overhaul the U.S. tax and retirement systems. For example, the President's Advisory Panel on Federal Tax Reform recently announced its tax reform options. These options make sweeping changes to many longstanding tax rules. Among the proposed options are the creation of new tax-favored savings accounts which would replace many existing qualified plan arrangements and would eliminate certain tax benefits currently available to newly purchased cash value life insurance and deferred annuity products. We cannot predict what if any, legislation will actually be proposed or enacted based on these options or what type of grandfathering will be allowed for existing life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law. Some areas of possible future guidance include life insurance continuation beyond the insured reaching age 100 and testing for policies issued on a special risk class basis.


28  Tax information

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed or the tax benefit of life insurance policies.

OTHER INFORMATION

There are a number of tax benefits associated with variable life insurance policies. For tax benefits to be available, the policyowner must have an insurable interest in the life of the insured under applicable state laws. Requirements may vary by state. A failure can, among other consequences, cause the policyowner to lose anticipated favorable federal tax treatment generally afforded life insurance. For tax benefits to continue, the policy must continue to qualify as life insurance. We reserve the right to restrict transactions that we determine would cause your policy to fail to qualify as life insurance under federal tax law. We also reserve the right to decline to make any change that may cause your policy to lose its ability to be tested for federal income tax purposes under the 2001 Commissioners Standard Ordinary Mortality Tables.

In addition to other requirements, federal tax law requires that the insurer, and not the policyowner, have control of the underlying investment assets for the policy to qualify as life insurance.

You may make transfers among Portfolios of MONY America Variable Account L, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any income or gain the assets generate.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policyowner can have too much investor control if the variable life policy offers a large number of investment options in which to invest policy account values and/or the ability to make frequent transfers available under the policy. Although the Treasury Department announced several years ago that it would provide formal guidance on this issue, guidance as of the date of this prospectus has been limited. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policyowners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policyowners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio's shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy's proportionate share of the assets of MONY America Variable Account L.


                                                             Tax information  29

9. More information about policy features and benefits

--------------------------------------------------------------------------------
ALTERNATIVE HIGHER DEATH BENEFIT IN CERTAIN CASES

The basic Option A and Option B death benefits are described under "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks" earlier in this prospectus.

We will automatically pay an alternative death benefit if it is higher than the basic Option A or Option B death benefit you have selected. This alternative death benefit is computed by multiplying your policy account value on the insured person's date of death by a percentage specified in your policy. The percentage depends on the insured person's age. Representative percentages are as follows:

--------------------------------------------------------------------------------
If the value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or
Option B death benefit you have selected.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Age*    40 and under    45      50      55      60         65
--------------------------------------------------------------------------------
   %     250%            215%    185%    150%    130%       120%

--------------------------------------------------------------------------------

         70      75-90   91      92      93      94-Over
--------------------------------------------------------------------------------
   %     115%    105%    104%    103%    102%    101%
--------------------------------------------------------------------------------

* For the then-current policy year.

This higher alternative death benefit exposes us to greater insurance risk than the regular Option A and B death benefits. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which the higher alternative death benefit is the operative one.


The alternative higher death benefit is a component of the Option A and Option
B death benefits that will be paid (if higher) in order for the Incentive Life(SM) Legacy policy to satisfy the definition of "life insurance contract" under Section 7702 of the Code. In general, for a policy to be treated as a life insurance contract under the Code, it must pass one of two tests, a cash value accumulation test or a guideline premium/cash value corridor test. Only the guideline premium/cash value corridor test applies to the Incentive Life(SM) Legacy policy. Under the guideline premium requirement, the sum of the premiums paid under the policy may not at any time exceed the greater of the guideline single premium or the sum of the guideline level premiums, for the benefits promised under the policy. Under the cash value corridor requirement, the death benefit at any time must be equal to or greater than the applicable percentage of policy account value specified in Section 7702(c) of the Code. We apply these principles to both Option A and Option B death benefits.

The operative period for the higher alternative death benefit is determined in connection with the requirements of the Code. The calculation of the death benefit is built into the monthly calculation of the cost of insurance charge, which is based on the net amount at risk. The need for the higher alternative death benefit is assessed on each monthly anniversary date, and on the death of the insured. Each policy owner receives an annual statement showing various policy values. The annual statement shows the death benefit amount as of the policy anniversary, and that amount would reflect the alternative higher death benefit amount, if applicable at that time. This annual statement also reflects the monthly cost of insurance charge for the policy year, reflecting a higher net amount at risk in those months when the higher alternative death benefit is in effect.


OTHER ADJUSTMENTS TO DEATH BENEFIT. We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person's death under any optional riders which are in effect.

We will reduce the death benefit proceeds by the amount of any outstanding policy loan and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. We also reduce the death benefit if we have already paid part of it under a living benefits rider. We reduce it by the amount of the living benefits payment plus interest. See "Your option to receive a living benefit" earlier in this prospectus. Under the Living Care Rider, any monthly benefit payments will be treated as a lien against the death benefit and reduce your death benefit. Please see "Living Care Rider" later in this prospectus.


GUARANTEE PREMIUM TEST FOR NO LAPSE GUARANTEES


We offer two guarantees against policy lapse that depend on your having paid specified amounts of premiums. We refer to these guarantees as our "no lapse guarantee" and our optional "extended no lapse guarantee rider" and you can read more about them in "You can guarantee that your policy will not terminate before a certain date" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this Prospectus. You can also read more about our extended no lapse guarantee rider in "Extended No Lapse Guarantee Rider" later in this section.

GUARANTEE PREMIUM TEST. If your net policy account value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date accumulated at 4% annually less any partial withdrawals accumulated at 4% annually (also known as the actual premium fund value) at least equals the cumulative guarantee premiums due to date for either the no lapse guarantee or extended no lapse guarantee rider and guarantee premiums for any optional benefit riders accumulated at 4% annually (also known as the no lapse guarantee premium fund value). If it does, your policy will not lapse, provided that you have always had death benefit Option A, any policy loan and accrued loan interest does not exceed the policy account value, and provided that the guarantee is still in effect.


GUARANTEE PREMIUMS. The amounts of the monthly guarantee premiums for the no lapse guarantee and any elected extended no lapse guarantee rider are set forth in your policy if your death benefit option


30 More information about policy features and benefits is Option A. The guarantee premiums are actuarially determined at policy issuance and depend on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. The guarantee premiums may change if, for example, the face amount of the policy or the long-term care specified amount changes, or a rider is eliminated, or if there is a change in the insured person's risk characteristics. We will send you a new policy page showing any change in your guarantee premiums. Any change will be prospective only, and no change will extend a no lapse guarantee period beyond its original number of years.


PAID UP DEATH BENEFIT GUARANTEE


Subject to our approval, you may elect the "paid up" death benefit guarantee at any time after the fourth year. This benefit provides an opportunity to lock in all or a portion of your policy's death benefit without making additional premium payments. Also, this benefit may be attractive to you if you are concerned about the impact of poor future investment performance or increases in policy charges on your policy's death benefit and potential policy lapse. You may elect this benefit provided:


o  the insured's attained age is not more than 99;

o you have death benefit Option A in effect (see "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus);

o we are not waiving monthly charges under the terms of a disability waiver rider;

o you have not received any payment under a living benefits rider or under the Living Care Rider;

o the policy is not in default or in a grace period as of the date of the paid up death benefit guarantee;

o the policy account value after the deduction of any proportionate surrender charge would not be less than any outstanding policy loan and accrued loan interest;

o the policy is not on loan extension. (For more information about loan extension, see "Accessing your money" earlier in this prospectus;

o  the election would not reduce the face amount (see below) below $100,000;

o no current or future distribution from the policy will be required to maintain its qualification as life insurance under the Internal Revenue Code; and

o You agree to re-allocate your fund values to the guaranteed interest option and the AXA Allocation investment options. We reserve the right to change the investment options available to you under the paid up death benefit guarantee. (See "Restrictions on allocations to investment options," below).


The effective date of the paid up death benefit guarantee will be the beginning of the policy month that next follows the date we approve your request. On the effective date of this guarantee, all additional benefit riders and endorsements will automatically terminate, including the Living Care Rider. The policy's net cash surrender value after the paid up death benefit guarantee is in effect will equal the policy account value, less any applicable surrender charges and any outstanding policy loan and accrued loan interest. The policy death benefit will be Option A. We will continue to deduct policy charges from your policy account value. As explained below, electing the paid up death benefit guarantee may reduce your policy's face amount, which in turn may result in the deduction of a surrender charge. You can request a personalized illustration that will show you how your policy face amount could be reduced and values could be affected by electing the paid up death benefit guarantee.


POSSIBLE REDUCTION OF FACE AMOUNT. The face amount of your policy after this guarantee is elected is the lesser of (a) the face amount immediately before the election or (b) the policy account value on the effective date of the election divided by a factor based on the then age of the insured person. The factors are set forth in your policy. As a general matter, the factors change as the insured person ages so that, if your policy account value stayed the same, the result of the calculation under clause (b) above would be lower the longer your policy is in force. We will decline your election if the new face amount would be less than $100,000.

If electing the paid up death benefit guarantee causes a reduction in face amount, we will deduct the same portion of any remaining surrender charge as we would have deducted if you had requested that decrease directly (rather than electing the paid up death benefit guarantee). (See "Risk/benefit summary:
Charges and expenses you will pay" earlier in this prospectus.) In certain cases, a reduction in face amount may cause a policy to become a modified endowment contract. See "Tax treatment of distributions to you (loans, partial withdrawals, and full surrender)" under "Tax information."


RESTRICTIONS ON ALLOCATIONS AND TRANSFERS. While the paid up death benefit guarantee is in effect, you will be restricted as to the investment options available to you under the policy and the amounts that can be allocated to the guaranteed interest option. You will be able to allocate up to 25% of your unloaned policy account value to the guaranteed interest option. Currently, the remainder of your unloaned policy account value must be allocated among the AXA Allocation investment options. (See "About the Portfolios of the Trusts" for the listing of AXA Allocation investment options.) When you elect the paid up death benefit guarantee, we require that you provide us with new allocation instructions. In the absence of these instructions, we will be unable to process your request.

Also, transfers from one or more of our AXA Allocation investment options into the guaranteed interest option will not be permitted if such transfer would cause the value of your guaranteed interest option to exceed 25% of your total unloaned policy account value. Loan repayments allocated to your guaranteed interest option will be limited to an amount that would not cause the value in your guaranteed interest option to exceed 25% of your total unloaned policy account value. If the value in your guaranteed interest option already exceeds 25% of your total unloaned policy account value (including the repayment), no portion of the repayment will be allocated to the guaranteed interest option. Any portion of the loan repayment that is not allocated to the guaranteed interest option will be allocated in proportion to the loan repayment amounts for the variable investment options you have



                         More information about policy features and benefits  31
specified. If we do not have instructions, we will use the allocation percentages for the variable investment options you specified when you elected the paid up death benefit guarantee or the most recent instructions we have on record. These restrictions would be lifted if the paid up death benefit guarantee is terminated.

OTHER EFFECTS OF THIS GUARANTEE. After you have elected the paid up death benefit guarantee, you may request a policy loan, make a loan repayment or transfer policy account value among the guaranteed interest option and variable investment options, subject to our rules then in effect. The following transactions, however, are not permitted when this guarantee is in effect:

o  premium payments

o  partial withdrawals

o  changes to the policy's face amount or death benefit option

o any change that would cause the policy to lose its current or future qualification as life insurance under the Internal Revenue Code or require a current or future distribution from the policy to avoid such disqualification. (See "Tax treatment of distributions to you" under "Tax information" earlier in this prospectus.)

TERMINATION OF THIS GUARANTEE. You may terminate the paid up death benefit guarantee by written request to our Administrative Office. If terminated, the policy face amount will not change. However, premiums may be required to keep the policy from lapsing. If the guarantee terminates due to an outstanding loan and accrued loan interest exceeding the policy account value, a payment will be required to keep the policy and the guarantee in force pursuant to the policy's grace period provision. If the guarantee terminates for any reason, it cannot be restored at a later date.


OTHER BENEFITS YOU CAN ADD BY RIDER

When you purchase this policy, you may be eligible for the following other optional benefits we currently make available by rider:

o  extended no lapse guarantee - Described below.

o  Living Care Rider - Described below.

o disability deduction waiver - This rider waives the monthly charges from the policy account value if the insured is totally disabled, as defined in the rider, for at least six consecutive months and the disability began prior to the policy anniversary nearest the insured's 60th birthday. If total disability begins on or after this date, the monthly charges are waived to the earlier of the policy anniversary nearest the insured's age 65 or the termination of disability. Issue ages are 0-59. However coverage is not provided until the insured's fifth birthday. The maximum amount of coverage is $3,000,000 for all MONY America and affiliates' policies in-force and applied for.

o option to purchase additional insurance - This rider allows you to purchase a new policy for the amount of the option, on specific dates, without evidence of insurability. The minimum option amount is $25,000 and the maximum amount is $100,000. Issue ages are 0-37. The maximum amount of coverage is $100,000 for all MONY America and affiliates' policies in-force and applied for.

o children's term insurance - This rider provides term insurance on the lives of the insured's children, stepchildren and legally adopted children who are between the ages of 15 days to 18 years. The insured under the base policy must be between the ages of 17 and 55. The maximum amount of coverage is $25,000 for all MONY America and affiliates' policies in-force and applied for.

We add the following benefits automatically at no charge to each eligible policy:

o substitution of insured person rider - (see "You can change your policy's insured person" under "More information about procedures that apply to your policy.")

o living benefits rider - (see "Your option to receive a living benefit" under "Accessing your money.")

o paid up death benefit guarantee - (see "Paid up death benefit guarantee" earlier in this section).

o loan extension endorsement - (see "Loan extension" under "Accessing your money.")

MONY America or your financial professional can provide you with more information about these riders. Some of these benefits may be selected only at the time your policy is issued. Some benefits are not available in combination with others or may not be available in your state. The riders provide additional terms, conditions and limitations, and we will furnish samples of them to you on request. We can add, delete, or modify the riders we are making available, at any time before they become effective as part of your policy.

See also "Tax information" earlier in this prospectus for certain possible tax consequences and limitations of deleting riders or changing the death benefits under a rider.


EXTENDED NO LAPSE GUARANTEE RIDER. In states where approved, an optional rider may be elected at issue subject to our underwriting requirements that provides for a longer no lapse guarantee period than the one in your base policy. The minimum guarantee period is 20 years from the register date, and the maximum period is to the policy anniversary nearest to the insured's 100th birthday. Issue ages are 0-70. If you elect this rider at issue, the investment options available to you will be restricted to the guaranteed interest option and the AXA Allocation investment options. You must provide proper allocation instructions at the time you apply for this policy in order to have your policy issued with this rider.


This rider, while in force, will prevent your policy from lapsing provided that all of the following conditions apply:

o  The rider has not terminated;

o The guarantee premium test for no lapse guarantees has been satisfied (see "Guarantee premium test for no lapse guarantees" under "More information about policy features and benefits");

o The death benefit option under the policy has been Option A since it was issued; and

o Any policy loan and accrued loan interest does not exceed the policy account value.


32  More information about policy features and benefits

The monthly cost of this rider varies based on the individual characteristics of the insured, the face amount of the policy and the guarantee period you select. A change to the policy's face amount may affect the cost of this rider. See "Risk/benefit summary: Charges and expenses you will pay" for more information on the charges we deduct for this rider. The rider will terminate upon our receipt of your written request to terminate or on the effective date of a change to death benefit Option B during the extended no lapse guarantee period. This rider cannot be reinstated once terminated.


At issue and while the rider is in effect, we currently limit your investment options under the policy to the AXA Allocation investment options and the guaranteed interest option. We also limit your premium allocations, transfers from the variable investment options to the guaranteed interest option and partial withdrawals from the variable investment options, as described below and loan repayments as described in "Accessing your money" earlier in this prospectus.


o PREMIUM ALLOCATIONS. You may instruct us to allocate up to 25% of your net premiums to the guaranteed interest option. The net premiums allocated to the guaranteed interest option will be limited to an amount so that the value in the guaranteed interest option does not exceed 25% of your total unloaned policy account value. Any portion of a net premium that we cannot allocate to the guaranteed interest option will be allocated to the variable investment options in proportion to any amounts for the variable investment options that you specified for that particular premium. If you did not specify, we will allocate that portion of the net premium in proportion to the premium allocation instructions for the variable investment options on record.

o TRANSFERS FROM THE VARIABLE INVESTMENT OPTIONS TO THE GUARANTEED INTEREST OPTION. You may make a transfer from one or more of the variable investment options to the guaranteed interest option as long as the transfer would not cause your value in the guaranteed interest option to exceed 25% of the total unloaned policy account value. Otherwise, we will reject the transfer request. If, at the time of a transfer request, the value of the guaranteed interest option already makes up 25% or more of your total unloaned policy account value, we will reject the transfer.

o PARTIAL WITHDRAWALS FROM THE VARIABLE INVESTMENT OPTIONS. Partial withdrawals from the variable investment options will be limited to an amount that will not result in your value in the guaranteed interest option exceeding 25% of your total unloaned policy account value. Any portion of the partial withdrawal not taken from the variable investment options will be taken from the guaranteed interest option. If you tell us how much of the partial withdrawal is to come from the values in each of your variable investment options, the total amount taken from the variable investment options will be divided among investment options in proportion to the amounts to be withdrawn from the investment options as you have specified. If you do not tell us, or if we are unable to make the withdrawal in this manner, the amount taken from the variable investment options will be divided among all of your variable investment options in proportion to your values in each.

o RIDER TERMINATION. The extended no lapse guarantee rider will terminate on the earliest of the following:

   -  the date your policy ends without value at the end of a grace period;

   -  the date you surrender your policy;

   - the expiration date of the extended no lapse guarantee period shown in your policy;

   - the effective date of a change to death benefit Option B, during the extended no lapse guarantee period;

   -  the effective date of the election of the paid up death benefit guarantee;

   - the date that a new insured person is substituted for the origi nal insured person;

   -  the date the policy goes on loan extension; or

   - the beginning of the policy month that coincides with or next follows the date we receive your written request to terminate the rider.


This rider cannot be reinstated once it has been terminated.


LIVING CARE RIDER. In states where approved, an optional rider may be elected at issue that provides for the acceleration of the policy death benefit as a payment of a portion of the policy's death benefit each month as a result of the insured person being a chronically ill individual who is receiving qualified long-term care services.(1) Benefits accelerated under this rider will be treated as a lien against policy values. While this rider is in force, policy face amount increases and death benefit option changes are not permitted.

An individual qualifies as "chronically ill" if they have been certified by a licensed health care practitioner as being unable to perform (without substantial assistance from another person) at least two activities of daily living for a period of at least 90 days due to a loss of functional capacity; or requiring substantial supervision to protect such individual from threats to health and safety due to cognitive impairment.

Benefits are payable once we receive: 1) a written certification from a U.S. licensed health care practitioner that the insured person is a chronically ill individual and is receiving qualified long-term care services pursuant to a written plan of care; 2) proof that the "elimination period," as discussed below, has been satisfied; and 3) written notice of claim and proof of loss in a form satisfactory to us. We require recertification every twelve months from the date of the initial or subsequent certification to continue monthly benefit payments, otherwise, benefit payments will terminate at the end of the twelve month period. This rider may not cover all of the costs associated with long-term care services during the insured person's period of coverage.



The monthly rate for this rider varies based on the insured person's sex, issue age, class of risk and tobacco user status, as well as the benefit percentage selected. See "Risk/benefit summary: Charges and expenses you will pay", for more information on the charges we deduct for this rider.


----------------------

(1) For a more complete description of the terms used in this section and conditions of this rider please consult your rider policy form.


                         More information about policy features and benefits  33

If the net policy account value is insufficient to cover the total monthly deductions for the base policy and any riders while benefits under this rider are being paid, we will not lapse the policy. When monthly benefits under the Living Care Rider are being paid we will waive the monthly charge for the Living Care Rider.

We will pay up to the long-term care specified amount for qualified long term care services for the insured person for the duration of a period of coverage. The initial long-term care specified amount is equal to the face amount of the base policy at issue. This amount may change due to subsequent policy transactions and will be reduced at the end of a period of coverage to reflect benefits paid during that period of coverage. Any request for a decrease in the policy face amount will reduce the current long-term care specified amount to an amount equal to the lesser of: (a) the new policy face amount; or (b) the long-term care specified amount immediately prior to the face amount decrease. Any partial withdrawal will reduce the current long-term care specified amount by the amount of the withdrawal, but not to less than the policy account value minus the withdrawal. The maximum monthly benefit in either case will then be equal to the new long-term care specified amount multiplied by the benefit percentage.



The maximum monthly benefit is the maximum amount an affiliated company or we will pay in a month for qualified long-term care services for the insured person. The maximum monthly benefit payment amount that you can purchase from MONY America and its affiliates is limited to $50,000 per month, per insured person. The maximum monthly benefit is equal to the long-term care specified amount multiplied by the benefit percentage that you have selected. This amount may change due to subsequent policy transactions. See below for maximum monthly payment limitations.


Each month, we will pay the monthly benefit payment (a portion of which may be applied to repay an outstanding policy loan) for qualified long-term care services for the insured person. The monthly benefit payment is equal to the lesser of:

   1. the maximum monthly benefit (or lesser amount as requested, however, this may not be less than $500); or


   2. the monthly equivalent of 200% of the per day limit allowed by the Health Insurance Portability and Accountability Act. (We reserve the right to increase this percentage.)

When benefits are paid under this rider, we establish an accumulated benefit lien. This accumulated benefit lien amount will equal the cumulative amount of rider benefits paid (including any loan repayments) during a period of coverage, accumulated at 0% interest. We subtract the accumulated benefit lien amount from the base policy death benefit if the insured person dies before the end of a period of coverage. For the purposes of determining the cash surrender value of this policy, the unloaned policy account value and surrender charge (if applicable) will be reduced pro rata for the portion of the policy face amount that we have accelerated to date. However, the unloaned policy account value will not be reduced by more than the accumulated benefit lien amount.

o ELIMINATION PERIOD. The Living Care Rider has an elimination period that is the required period of time that the rider must be in force before any benefit is available to the insured person under this rider. The elimination period is 90 days, beginning on the first day of any qualified long-term care services that are provided to the insured person. Benefits under this rider will not be paid until the elimination period is satisfied, and benefits will not be retroactively paid for the elimination period. The elimination period can be satisfied by any combination of days of a long-term care facility stay or days of home health care. The days do not have to be continuous, but the elimination period must be satisfied within a consecutive period of 24 months starting with the date on which such services are first provided. The elimination period must be satisfied only once while this rider is in effect.


o PERIOD OF COVERAGE. The period of coverage is the period of time during which the insured person receives services that are covered under the Living Care Rider and for which benefits are payable. This begins on the first day of covered services received after the end of the elimination period. A period of coverage will end on the earliest of the following dates:

   1. the date that we receive the notice of release which must be sent to us when the insured person is no longer receiving qualified long-term care services;

   2. the date we determine you are no longer eligible to receive benefits in accordance with the terms of this rider;

   3. the date when you request that we terminate benefit payments under this rider;

   4. the date the accumulated benefit lien amount equals the current long term care specified amount;

   5. the date that you surrender the policy;


   6. the date we make a payment under the living benefits rider (for terminal illness); or

   7. the date of death of the insured person.


During a period of coverage:

   1. Partial withdrawals, face amount decreases and premium payments are not permitted.


   2. Each monthly benefit payment will increase the accumulated benefit lien amount by the amount of the payment; this amount will be treated as a lien against your policy values.

   3. If there is an outstanding policy loan at the time we make a benefit payment, an amount equal to a percentage of the loan and accrued loan interest will be deducted from the monthly benefit payment and used as a loan repayment and will reduce the amount otherwise payable to you. This percentage will equal the monthly benefit payment divided by the portion of the long-term care specified amount that we have not accelerated to date.

   4. The loan extension and paid up death benefit guarantee endorsements will no longer be applicable at any time once benefits are paid under this rider.


After a period of coverage ends:


   1. The face amount of the policy and the long-term care specified amount are reduced by the accumulated benefit lien amount.



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


   2. The unloaned policy account value will be reduced pro rata to the reduction in the policy face amount, but not by more than the accumulated benefit lien amount.

   3. Any applicable surrender charges will be reduced pro rata to the reduction in the policy face amount.


   4. The maximum monthly benefit will not be reduced.


   5. The actual premium fund and no lapse guarantee premium fund values that are used by us to determine whether a guarantee against policy lapse is in effect will also be reduced pro rata to the reduction in the policy face amount.

   6. Any remaining balance for an outstanding loan and accrued loan interest will not be reduced.

   7. The accumulated benefit lien amount is reset to zero.


The reduction in your policy account value will reduce your unloaned value in the guaranteed interest option and your values in the variable investment options in accordance with your monthly deduction allocation percentages then in effect. If we cannot make the reduction in this way, we will make the reduction based on the proportion that your unloaned values in the guaranteed interest option and your values in the variable investment options bear to the total unloaned value in your policy account.

After the period of coverage has ended, we will provide you with notice of the adjusted values.

If the entire long-term care specified amount has been paid out during the period of coverage, this rider will terminate and the policy may terminate.

o RIDER TERMINATION. This rider will terminate, and no further benefits will be payable (except as provided under the "Extension of Benefits" provision of this rider), on the earliest of the following:


   1. at any time after the first policy year, on the next monthly anniversary on or following the date we receive your written request to terminate this rider;


   2. upon termination or surrender of the policy;

   3. the date of the insured person's death;

   4. the date when the accumulated benefit lien amount equals the current long-term care specified amount;


   5. the effective date of the election of the paid up death benefit guarantee;

   6. the date you request payment under a living benefits rider due to terminal illness of the insured person (whether or not monthly benefit payments are being made as of such date);

   7. the date the policy goes on loan extension; or

   8. on the date that a new insured person is substituted for the original insured person under the terms of any substitution of insured rider.


If this rider does not terminate, it will remain in force as long as the policy remains in force. This rider may be restored after termination if certain qualifications for restoration of rider benefits are met.


o EXTENSION OF BENEFITS. If this policy lapses before the current long-term care specified amount has been paid out, while the insured person is confined in a long term care facility, benefits for that confinement may be payable provided that the confinement began while this rider was in force. Benefits may continue until the earliest of the following dates: (a) the date the insured person is discharged from such confinement; (b) the date when the current long-term care specified amount has been paid; or (c) the date of death of the insured person. If benefits are payable under this provision, there will be no death benefit payable to the beneficiary or beneficiaries named in the base policy.


For tax information concerning the Living Care Rider, see "Tax information" earlier in this prospectus.


CUSTOMER LOYALTY CREDIT

We provide a customer loyalty credit for policies that have been in force for more than 20 years. This is added to your policy account value each month. The dollar amount of the credit is a percentage of the total amount you then have in our investment options. The amount in our investment options does not include any value we are holding as collateral for any policy loans. The percentage credit is currently at an annual rate of 0.05% beginning in the policy's 21st year. This credit is not guaranteed, however. Because Incentive Life(SM) Legacy was first offered in 2006, no customer loyalty credit has yet been made to an Incentive Life(SM) Legacy policy.


VARIATIONS AMONG INCENTIVE LIFE(SM) LEGACY POLICIES

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

MONY America also may vary or waive the charges (including surrender charges) and other terms of Incentive Life(SM) Legacy where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with Incentive Life(SM) Legacy. We will make such variations only in accordance with uniform rules that we establish.

MONY America or your financial professional can advise you about any variations that may apply to your policy.


YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS

BENEFICIARY OF DEATH BENEFIT. You designate your policy's beneficiary in your policy application. You can change the beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.


PAYMENT OF DEATH BENEFIT. We will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation or trust) we will pay any such single sum death benefit through an interest-bearing checking account (the "MONY Access AccountTM") that we will automatically open for the beneficiary. The beneficiary will have immediate access to the proceeds by writing a



                         More information about policy features and benefits  35
check on the account. We pay interest on the proceeds from the date of death to the date the beneficiary closes the MONY Access Account.

If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit, we will send the MONY Access Account checkbook or check to the financial professional within the periods specified for death benefit payments under "When we pay policy proceeds," later in this prospectus. Our financial professionals will take reasonable steps to arrange for prompt delivery to the beneficiary.



YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You may cancel your policy by mailing it to our Administrative Office with a written request to cancel within 10 days after you receive it (or such longer period as required under state law). Your cancellation request must be postmarked within 10 days of receipt and your coverage will terminate as of the date of the postmark.

In most states, we will refund the premiums that were paid, less any outstanding loan and accrued loan interest. In other states, we will refund the policy account value calculated as of the date the policy was returned, plus any charges that were deducted from premiums that were paid and from the policy account value, less any outstanding loan and accrued loan interest.

Your policy will set forth the length of your "free look" period.

36  More information about policy features and benefits

10. More information about certain policy charges

--------------------------------------------------------------------------------

DEDUCTING POLICY CHARGES

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss. In addition to the charges described below, there are also charges at the Portfolio level, which are described in the prospectuses of the Portfolios in which the funds invest. For additional information on all policy charges, see "Risk/benefit summary:
Charges and expenses you will pay."

TRANSACTION CHARGES. On the first day of each policy month, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below (see "Periodic charges" below). In addition, charges may be deducted for transactions such as premium payments, policy surrenders, requested decreases in face amount, or transfers among investment options.

o PREMIUM CHARGE. We deduct an amount not to exceed 12% from each premium payment you send us. We currently deduct 12% from each premium payment during the first five policy years, and 2% from each premium payment in subsequent policy years. If the extended no lapse guarantee is in effect, we currently deduct 12% from each premium payment during the first ten policy years, and 2% from each premium payment in subsequent policy years. We may increase or decrease the amount we deduct in the future, but the amount we deduct will never exceed 12%. The premium charge is designed in part to defray sales and tax expenses we incur that are based on premium payments.

o SURRENDER CHARGES. If you give up this policy for its net cash surrender value before the end of the fifteenth policy year, we will subtract a surrender charge from your policy account value. The surrender charge in the first policy month of each policy year is shown in your policy. The initial surrender charge will be between $10.38 and $47.92 per $1,000 of initial base policy face amount. The surrender charge declines uniformly in equal monthly amounts within each policy year until it reaches zero in the twelfth month of policy year fifteen.

We will establish additional surrender charges for any increase in the base policy face amount you request that represents an increase over the previous highest base policy face amount. These charges will apply for fifteen years from the effective date of such increase. Changes in the base policy face amount resulting from a change in death benefit option will not be considered in computing the previous highest face amount.

If there is a requested base policy face amount reduction within the first fifteen policy years or within fifteen years following a face amount increase, or a paid-up death benefit guarantee is elected for a reduced amount during a surrender charge period, a proportionate surrender charge will be deducted from your policy account value.

Assuming you have not previously changed the base policy face amount, a proportionate surrender charge will be determined by dividing the amount of the reduction in base policy face amount by the initial base policy face amount of insurance, and then multiplying that fraction by the surrender charge immediately before the reduction. The proportionate surrender charge will not exceed the unloaned policy account value at the time of the reduction. If a proportionate surrender charge is made, the remaining surrender charge will be reduced proportionately. We will not deduct a proportionate surrender charge if the reduction resulted from a change in death benefit option or a partial withdrawal.

The surrender charges are contingent deferred sales charges. They are contingent because you only pay them if you surrender your policy for its net cash surrender value (or request a reduction in its face amount, as described below). They are deferred because we do not deduct them from your premiums. Because the surrender charges are contingent and deferred, the amount we collect in a policy year is not related to actual expenses for that year.

The surrender charges assessed in connection with giving up this policy or with reductions in policy face amount are intended, in part, to compensate us for the fact that it takes us time to make a profit on your policy, and if you give up or reduce the face amount of your policy in its early years, we do not have the time to recoup our costs.

o REQUEST A DECREASE IN YOUR POLICY'S FACE AMOUNT. If you request a decrease in your policy's face amount in the first fifteen policy years, we will deduct a pro rata portion of the full surrender charge described in the preceding section that would apply to a full surrender at the time of the decrease. We will also deduct a similar fee in connection with a decrease in the policy's face amount within fifteen years after a face amount increase. If there have been prior increases in face amount, the decrease will be deemed to cancel, first, each increase in reverse chronological order (beginning with the most recent) and then the initial face amount. We will deduct from your policy account value any surrender charge that is associated with any portion of the face amount that is thus deemed to be canceled.

o TRANSFERS AMONG INVESTMENT OPTIONS. Although we do not currently charge for transfers among investment options, we reserve the right to make a transfer charge up to $25 for each transfer of amounts among your investment options. The transfer charge, if any, is deducted from the amounts transferred from your policy's value in the variable investment options and in our guaranteed interest option based on the proportion that the amount transferred from each variable investment option and from our guaranteed interest option bears to the total amount being transferred. Any such charge would be, in part, to compensate us for our expenses in administering transfers.



                               More information about certain policy charges  37

PERIODIC CHARGES. On the first day of each month of the policy, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below.

o COST OF INSURANCE CHARGE. The cost of insurance rates vary depending on the individual characteristics of the insured and the policy year. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy divided by $1,000. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge. The cost of insurance rates are intended, in part, to compensate us for the cost of providing insurance to you under your policy.

Generally, the cost of insurance rate increases from one policy year to the next. This happens automatically because of the insured person's increasing age.

On a guaranteed basis, we deduct between $0.02 and $83.34 per $1,000 of the amount for which we are at risk under your policy from your policy account value each month (but not beyond the policy anniversary date when the insured person is attained age 100). As the amount for which we are at risk at any time is the death benefit (calculated as of that time) minus your policy account value at that time, changes in your policy account value resulting from the performance of your investment options can affect your amount at risk, and as a result, your cost of insurance. Our cost of insurance rates are guaranteed not to exceed the maximum rates specified in your policy. For most insured persons at most ages, our current (non-guaranteed) rates are lower than the maximum rates. However, we have the ability to raise these rates up to the guaranteed maximum at any time, subject to any necessary regulatory approvals.

The guaranteed maximum cost of insurance rates for gender neutral Incentive Life(SM) Legacy policies for insureds who are age 18 or above are based on the 2001 Commissioner's Standard Ordinary 80% Male, 20% Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Tables. The guaranteed maximum cost of insurance rates for gender neutral Incentive Life(SM) Legacy policies for insureds who are under age 18 are based on the 2001 Commissioner's Standard Ordinary 80% Male, 20% Female Composite Ultimate Age Nearest Birthday Mortality Table. For all other policies, for insureds who are age 18 or above, the guaranteed maximum cost of insurance rates are based on the 2001 Commissioner's Standard Ordinary Male or Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Tables. For insureds who are under age 18, the guaranteed maximum cost of insurance rates are based on the 2001 Commissioner's Standard Ordinary Male or Female Composite Ultimate Age Nearest Birthday Mortality Tables.

Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies. In addition, the current (non-guaranteed) rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

We offer lower rates for non-tobacco users only if they are at least age 18. You may ask us to review the tobacco habits of an insured person issue age 18 or over in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.

The change will be based upon our general underwriting rules in effect at the time of application, and may include criteria other than tobacco use status as well as a definition of tobacco use different from that applicable at the time this policy was issued.

Similarly, if you are paying a rate related to a substandard rating, you may request us to review that rating to receive a reduction in your rates. Any such change will be based upon our general underwriting rules in effect at the time of application, and may include various criteria.

The change to non-tobacco user rates or standard rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

o MORTALITY AND EXPENSE RISK CHARGE. We will collect a monthly charge for mortality and expense risk. We are committed to fulfilling our obligations under the policy and providing service to you over the lifetime of your policy. Despite the uncertainty of future events, we guarantee that monthly administrative and cost of insurance deductions from your policy account value will never be greater than the maximum amounts shown in your policy. In making this guarantee, we assume the mortality risk that insured persons (as a group) will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefit than we expected to pay in relation to the cost of insurance charges we received. We also assume the expense risks that the cost of issuing and administering policies will be greater than we expected. This charge is designed, in part, to compensate us for taking these risks.

We deduct a monthly charge at an annual rate of 1.75% during the first ten policy years, and at an annual rate of 0.25% in policy years 11 through 20, with no charge in policy year 21 and thereafter, for mortality and expense risks. We reserve the right to increase or decrease these charges in the future, although they will never exceed 1.75%, 0.50% and 0.50%, respectively. This charge will be calculated at the beginning of each policy month as a percentage of the amount of the policy account that is then allocated to the variable investment options.

o ADMINISTRATIVE CHARGE. In the first policy year, we deduct $20 from your policy account value at the beginning of each policy month. In all subsequent policy years (but not beyond the policy anniversary when the insured person is attained age 100), we deduct an amount not to



38 More information about certain policy charges exceed $15 at the beginning of each policy month. This charge is intended, in part, to compensate us for the costs involved in administering the policy.

o LOAN INTEREST SPREAD. We charge interest on policy loans but credit you with interest on the amount of the policy account we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit. In no event will the loan interest spread exceed 1%. We deduct this charge on each policy anniversary date, or on loan termination, if earlier. For more information on how this charge is deducted, see "Borrowing from your policy" under "Accessing your money" earlier in this prospectus. As with any loan, the interest we charge on the loans is intended, in part, to compensate us for the time value of the money we are lending and the risk that you will not repay the loan.

OPTIONAL RIDER CHARGES. If you elect the following riders, the following charges, which are designed to offset the cost of their respective riders, are deducted from your policy account value, on the first day of each month of the policy. The costs of each of the riders below are designed, in part, to compensate us for the additional insurance risk we take on in providing each of these riders and the administrative costs involved in administering them:

o CHILDREN'S TERM INSURANCE. If you choose this rider, we deduct $0.50 per $1,000 of children's term insurance from your policy account value each month until the insured under the base policy reaches age 65 while the rider is in effect. The charge for this rider does not vary depending upon the specifics of your policy. However, we will continue to charge you for the rider, even after all of your children, stepchildren and legally adopted children have reached age 25 (when a child's coverage under the rider terminates), unless you notify us in writing that you wish to cancel this rider.

o DISABILITY DEDUCTION WAIVER. If you choose this rider, we deduct an amount from your policy account value each month until the insured under the base policy reaches age 65 while the rider is in effect. This amount is between 7% and 132% of all the other monthly charges (including charges for other riders elected) deducted from your policy account value on a guaranteed basis. The current monthly charges for this rider are lower than the maximum monthly charges.

o OPTION TO PURCHASE ADDITIONAL INSURANCE. If you choose this rider, we deduct between $0.04 and $0.17 per $1,000 of the option to purchase additional insurance from your policy account value each month until the insured under the base policy reaches age 40 while the rider is in effect.

o EXTENDED NO LAPSE GUARANTEE. If you choose this rider with coverage to age 100, we deduct between $0.02 and $0.08 per $1,000 of the initial base policy face amount, and per $1,000 of any requested increase in the base policy face amount, from your policy account value each month until the insured under the base policy reaches age 100 while the rider is in effect.

o LIVING CARE RIDER. If you choose this rider, we deduct between $0.08 and $1.18 per $1,000 of the amount for which we are at risk under the rider from your policy account value each month until the insured under the base policy reaches age 100 while the rider is in effect, but not when rider benefits are being paid. The amount at risk for this rider is the long-term care specified amount minus your policy account value, but not less than zero.


CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

o  Management fees ranging from 0.10% to 1.20%.

o  12b-1 fees of 0.25%.

o Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

o  Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. For more information about these charges, please refer to the prospectuses for the Trusts.



                               More information about certain policy charges  39

11. More information about procedures that apply to your policy

--------------------------------------------------------------------------------
This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.


DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

BUSINESS DAYS. Business day is every day that the New York Stock Exchange is open for regular trading. A business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.

PAYMENTS YOU MAKE. The following are reflected in your policy as of the date we receive them:

o premium payments received after the policy's investment start date (discussed below)

o  loan repayments and interest payments

REQUESTS YOU MAKE. The following transactions occur as of the date we receive your request:

o  withdrawals

o  tax withholding elections

o  face amount decreases that result from a withdrawal

o  changes of allocation percentages for premium payments or monthly deductions

o  surrenders

o  changes of beneficiary

o  transfers from a variable investment option to the guaranteed interest option

o  loans

o  transfers among variable investment options

o  assignments

o  termination of paid up death benefit guarantee

The following transactions occur on your policy's next monthly anniversary that coincides with or follows the date we approve your request:

o  changes in face amount

o  election of paid up death benefit guarantee

o  changes in death benefit option

o  changes of insured person

o  restoration of terminated policies

o  termination of any additional benefit riders you have elected

AUTOMATIC TRANSFER SERVICE. Transfers pursuant to our automatic transfer service (dollar-cost averaging) occur as of the first day of each policy month. If you request the automatic transfer service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.

DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.


POLICY ISSUANCE


REGISTER DATE. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date.


o If you submit the full minimum initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for, then


40 More information about procedures that apply to your policy the register date will be the later of (a) the date you signed part I of the policy application or (b) the date a medical professional signed part II of the policy application.

o If we do not receive your full minimum initial premium at our Administrative Office before the issue date or if we issue the policy on a different basis than you applied for, the register date initially will appear on your policy as the date the policy is issued; however, we will move the register date to the date we deliver the policy and receive your minimum initial premium. This will insure that premiums and charges will commence on the same date as your insurance coverage. If your policy was delivered on the 29th, 30th or 31st of the month, we will move the register date to the 1st of the following month. This could change the current interest rate for the guaranteed interest option.

We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policyowners to delay a register date (up to three months) in employer-sponsored cases.

INVESTMENT START DATE. This is the date your investment first begins to earn a return for you. Before this date, your initial premium will be held in a non-interest bearing account. Generally, this is the register date. If we move your register date as described in the second bullet under "Policy issuance," above, we will also move your investment start date and/or interest crediting date to coincide with the register date.

COMMENCEMENT OF INSURANCE COVERAGE. You must give the full minimum initial premium to your financial professional on or before the day the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and delivery are completed and (2) the information in the application continues to be true and complete, without material change, as of the time of such payment. If you submit the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.

NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.

WAYS TO MAKE PREMIUM AND LOAN PAYMENTS


CHECKS AND MONEY ORDERS. Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "MONY Life Insurance Company of America."


We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to MONY Life Insurance Company of America, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than MONY Life Insurance Company of America and endorsed over to MONY Life Insurance Company of America only (1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.


ASSIGNING YOUR POLICY

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS has issued regulations in both 2002 and 2003 concerning split-dollar arrangements, including policies subject to collateral assignments. The regulations provide both new and interim guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under "Split-dollar and other employee benefit programs" and "Estate, gift, and generation-skipping taxes" in the "Tax information" section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.


YOU CAN CHANGE YOUR POLICY'S INSURED PERSON


After the policy's second year, we will permit you to request that a new insured person replace the existing one. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

Upon making this change, the monthly insurance charges we deduct will be based on the new insured person's insurance risk characteristics. In addition, any no lapse guarantee and Living Care Rider will terminate. It may also affect the face amount that a policy will have if you subsequently elect the paid up death benefit guarantee. The change of insured person will not, however, affect the surrender charge computation for the amount of coverage that is then in force.



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

Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well. For example, the change could cause the policy to be a "modified endowment contract" or to fail the Internal Revenue Code's definition of "life insurance," unless we also distribute certain amounts to you from the policy. See "Tax information" earlier in this prospectus. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that causes your policy to fail the definition of life insurance. Also, if the paid up death benefit guarantee is in effect or your policy is on loan extension, you may not request to substitute the insured person.


REQUIREMENTS FOR SURRENDER REQUESTS

Your surrender request must include the policy number, your name, your tax identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms, or provide a representation that your policy is not being exchanged for another life or annuity contract.

Finally, in order for your surrender request to be complete, you must return your policy to us.


GENDER-NEUTRAL POLICIES

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of Incentive Life(SM) Legacy in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for Incentive Life(SM) Legacy policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific Incentive Life(SM) Legacy policy.


FUTURE POLICY EXCHANGES

We may at some future time, under certain circumstances and subject to applicable law, allow the current owner of this policy to exchange it for a universal life policy we are then offering. The exchange may or may not be advantageous to you, based on all of the circumstances, including a comparison of contractual terms and conditions and charges and deductions. We will provide additional information upon request at such time as exchanges may be permitted.



42  More information about procedures that apply to your policy

12. More information about other matters

--------------------------------------------------------------------------------
ABOUT OUR GENERAL ACCOUNT

Our general account assets support all of our obligations, (including those under the Incentive Life(SM) Legacy policies and, more specifically, the guaranteed interest option). Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

The general account has not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The policy is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account and the guaranteed interest option. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.


TRANSFERS OF YOUR POLICY ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the automatic transfer service will terminate immediately if: (1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; (3) we receive notice of the insured person's death; or (4) you have either elected the paid up death benefit guarantee or your policy is placed on loan extension. Similarly, the asset rebalancing program will terminate if either (2), (3) or
(4) occurs.

DISRUPTIVE TRANSFER ACTIVITY. You should note that the policy is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The policy is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all policy owners.


We offer investment options with underlying portfolios that are part of the AXA Premier VIP Trust and EQ Advisors Trust (the "trusts"). The trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the trust obtains from us policy owner trading activity. The trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In most cases, each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or



                                        More information about other matters  43
potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

When a policy owner is identified as having engaged in a potentially disruptive transfer under the policy for the first time, a letter is sent to the policy owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the policy owner is identified a second time as engaged in potentially disruptive transfer activity under the policy, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected policy. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all policy owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by policy owners. As of the date of this prospectus, no trust available under the policy had implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the policy owner.

Policy owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, policy owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some policy owners may be treated differently than others, resulting in the risk that some policy owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.


TELEPHONE AND EQACCESS REQUESTS

If you are a properly authorized person, you may make transfers between investment options by telephone or over the Internet as described earlier in this prospectus in "How to make transfers" under "Transferring your money among our investment options."

Also, you may make the following additional types of requests by calling the number under "By toll-free phone" in "How to reach us" from a touch-tone phone, if you are both the owner of the policy and the insured person, or through EQAccess if you are the individual owner:

o  changes of premium allocation percentages

o  changes of address

o to request a policy loan (loan requests cannot be made through EQAccess by corporate policyholders)

o  enroll in electronic delivery of policy statements through EQAccess

o  to pay your premium or make a loan repayment via EQAccess

For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions.

If you wish to participate in EQAccess, you must first agree to the terms and conditions set forth in our EQAccess Online Services Agreement, which you can find at our Website. For clients of AXA Advisors, please use www.axaonline.com. All other clients may access EQAccess by visiting our other Website at www.axa-equitable.com. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any transactions. We will assume that all instructions received through EQAccess from anyone using your password are given by you; however, we reserve the right to refuse to process any transaction and/or block access to EQAccess if we have reason to believe the instructions given are unauthorized.

If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Disruptive transfer activity" above).

Any telephone, Internet or facsimile transaction request that is not completed by the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transaction request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.

SUICIDE AND CERTAIN MISSTATEMENTS

If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit (and certain rider benefits), as described in the policy (or rider).

WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items.

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your policy account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.


44  More information about other matters

DELAY OF GUARANTEED INTEREST OPTION PROCEEDS. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 2% per year from the date we receive your request.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy account value; or (c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.


CHANGES WE CAN MAKE

In addition to any of the other changes described in this prospectus, we have the right to modify how we or MONY America Variable Account L operate. For example, we have the right to:

o combine two or more variable investment options or withdraw assets relating to Incentive Life(SM) Legacy from one investment option and put them into another;

o end the registration of, or re-register, MONY America Variable Account L under the Investment Company Act of 1940;

o operate MONY America Variable Account L under the direction of a "committee" or discharge such a committee at any time;

o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect MONY America Variable Account L;

o operate MONY America Variable Account L, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge MONY America Variable Account L an advisory fee. We may make any legal investments we wish for MONY America Variable Account L. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. Subject to all applicable legal requirements, we also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, policy account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.


REPORTS WE WILL SEND YOU

Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, policy account value, cash surrender value (i.e., policy account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 if there are any errors.


DISTRIBUTION OF THE POLICIES

The policies are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of MONY America Variable Account L.

AXA Advisors (the successor to EQ Financial Consultants, Inc.), an affiliate of MONY America, and AXA Distributors, an indirect wholly owned subsidiary of AXA Equitable, are registered with the SEC as broker-dealers and are members of the National Association of Securities Dealers, Inc. ("NASD"). Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. Both broker-dealers also act as distributors for other MONY America life and annuity products. AXA Distributors is a successor by merger to all of the functions, rights and obligations of Equitable Distributors, Inc. ("EDI"). Like AXA Distributors, EDI was owned by Equitable Holdings, LLC.

The policies are sold by financial professionals of AXA Advisors and its affiliates and by financial professionals of both affiliated and unaffili-


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

ated broker-dealers that have entered into selling agreements with the Distributors ("Selling broker-dealers"). The Distributors are under the common control of AXA Financial, Inc.

MONY America pays sales compensation to both Distributors. In general, the Distributors will pay all or a portion of the sales compensation they receive from MONY America to individual financial representatives or Selling broker-dealers. Selling broker-dealers will, in turn, pay all or a portion of the compensation they receive from the Distributors to individual financial representatives as commissions related to the sale of the policies.

Sales compensation paid to AXA Advisors will generally not exceed 99% of the premiums you pay up to one target premium in your policy's first year; plus 8.5% of all other premiums you pay in you policy's first year; plus 11% of all other premiums you pay in policy years two and later.


Sales compensation paid to AXA Distributors will generally not exceed 125% of the premiums you pay up to one target premium in your policy's first year; plus 5% of all other premiums you pay in your policy's first year; plus 2.8% of all other premiums you pay in policy years two through ten, and 2% thereafter. Asset-based compensation of 0.15% in policy years 6-10 and 0.05% in policy years 11 and later will also be paid.


The sales compensation paid by AXA Distributors varies among Selling broker-dealers. AXA Distributors may also receive compensation and reimbursement for its marketing services under the terms of its distribution agreement with MONY America.

The Distributors may also pay certain affiliated and/or unaffiliated Selling broker-dealers and other financial intermediaries additional compensation for certain services and/or in recognition of certain expenses that may be incurred by them or on their behalf (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of MONY America and/or Incentive Life(SM) Legacy on a company and/or product list; sales personnel training; due diligence and related costs; marketing and related services; conferences; and/or other support services, including some that may benefit the policy owner. Payments may be based on the amount of assets or premiums attributable to policies sold through a Selling broker-dealer or, in the case of conference support, such payments may be a fixed amount. The Distributors may also make fixed payments to Selling broker-dealers in connection with the initiation of a new relationship or the introduction of a new product. These payments may serve as an incentive for Selling broker-dealers to promote the sale of MONY America products. Additionally, as an incentive for financial professionals of Selling broker-dealers to promote the sale of particular products, the Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). Marketing allowances and sales incentives are made out of the Distributors' assets. Not all Selling broker-dealers receive these kinds of payments. For more information about any such arrangements, ask your financial professional.

The Distributors receive 12b-1 fees from certain portfolios for providing certain distribution and/or shareholder support services. The Distributors or their affiliates may also receive payments from the advisers of the portfolios or their affiliates to help defray expenses for sales meetings or seminar sponsorships that may relate to the policies and/or the advisers' respective portfolios. In connection with portfolios offered through unaffiliated insurance trusts, the Distributors or their affiliates may also receive other payments from the advisers of the portfolios or their affiliates for providing distribution, administrative and/or shareholder support services.

In an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or compensation for the sale of an affiliated variable product than it would the sale of an unaffiliated product. Such practice is known as providing "differential compensation." AXA Advisors may provide other forms of compensation to its financial professionals including health and retirement benefits. In addition, managerial personnel may receive expense reimbursements, marketing allowances and commission-based payments known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of our affiliated products.

These payments and differential compensation (together, the "payments") can vary in amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the financial professional to show preference in recommending the purchase or sale of MONY America products. However, under applicable rules of the NASD, financial professionals of AXA Advisors may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category.

In addition, AXA Advisors may offer sales incentive programs to financial professionals who meet specified production levels for the sale of both affiliated and unaffiliated products which provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid educational seminars and merchandise.

Although MONY America takes all of its costs into account in establishing the level of fees and expenses in its products, any compensation paid will not result in any separate charge to you under your policy. All payments made will be in compliance with all applicable NASD rules and other laws and regulations.


The offering of the policies is intended to be continuous.

LEGAL PROCEEDINGS

MONY America and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policyowner's interest in MONY America Variable Account L, nor would any of these proceedings be likely to have a material adverse effect upon MONY America Variable Account L, our ability to meet our obligations under the policies, or the distribution of the policies.


46  More information about other matters

13. Financial statements of MONY America Variable Account L and MONY America


--------------------------------------------------------------------------------

The financial statements of MONY America Variable Account L as well as the financial statements of MONY America, are in the Statement of Additional Information ("SAI").


The financial statements of MONY America have relevance for the policies only to the extent that they bear upon the ability of MONY America to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-800-777-6510 and requesting to speak with a customer service representative.

    Financial statements of MONY America Variable Account L and MONY America  47

14.  Personalized illustrations

--------------------------------------------------------------------------------
ILLUSTRATIONS OF POLICY BENEFITS

HYPOTHETICAL AND PERSONALIZED ILLUSTRATIONS. Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) the insured person's characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

DIFFERENT KINDS OF ILLUSTRATIONS. Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2005 (or expected to be incurred in 2006, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses the straight average of all of the available underlying portfolios' investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses of all of the available Portfolios (based upon the aggregate assets in the Portfolios at the end of 2005). If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios (currently, this type of illustration is limited to a combination of up to five of the available underlying portfolios). A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. An historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance.

THE EFFECT OF THE EXPENSE LIMITATION ARRANGEMENTS. The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.

You can request an arithmetic illustration as well any of the other illustrations described above. Currently, we do not charge you for an in-force policy illustration. However, we reserve the right to charge up to $25 for each illustration requested. Appendix I to the prospectus contains an arithmetic hypothetical illustration.


48  Personalized illustrations

Appendix I: Hypothetical illustrations

--------------------------------------------------------------------------------
   ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES
                           AND ACCUMULATED PREMIUMS


The following tables illustrate the changes in death benefit, account value and net cash surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount under death benefit option A or death benefit option B. The first two tables illustrate the policy if it is issued with the extended no lapse guarantee rider with death benefit option A (the only death benefit option available if this rider is elected). The tables assume annual planned periodic premiums that are paid at the beginning of each policy year for an insured person who is a 35-year-old standard risk male non-tobacco user when the policy is issued. The amounts shown are for the end of each policy year and assume that all of the policy account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. MONY America is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios that are available as investment options for each table (as described below), the corresponding net annual rates of return would be (1.27)%, 4.66% and 10.58% if the policy is issued with the extended no lapse guarantee rider. For policies issued without the rider, the corresponding net annual rates of return would be (1.49)%, 4.43% and 10.34%. These net annual rates of return do not reflect the mortality and expense risk charge, or other charges we deduct from your policy's value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses.

Tables are provided for each of the two death benefit options if the policy is issued without the extended no lapse guarantee rider. The tables provided for the policy issued with the extended no lapse guarantee rider only illustrate death benefit option A. The tables headed "Using Current Charges" assume that the current rates for the following charges are deducted by MONY America in each year illustrated: premium charge, administrative charge, cost of insurance charge, mortality and expense risk charge (including MONY America's currently planned reductions after the 10th and 20th policy years). Because Incentive Life(SM) Legacy was first offered in 2006, this reduction has not yet taken effect under any Incentive Life(SM) Legacy policies. The tables headed "Using Guaranteed Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) no optional rider benefits (other than the extended no lapse guarantee rider, if applicable) have been elected, (ii) no loans or withdrawals are made,
(iii) no changes in coverage are requested and (iv) no change in the death benefit option is requested.

With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in the tables reflect (1) investment management fees equivalent to an effective annual rate of 0.67% for a policy if it is issued without the extended no lapse guarantee rider (0.10% if issued with the rider) and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.82% for a policy if it is issued without the extended no lapse guarantee rider (1.17% if issued with the rider). These rates are the arithmetic average for all Portfolios that are available as investment options for each table. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options that are available. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.


The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.


Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under "Illustrations of policy benefits" in "Personalized illustrations" earlier in this prospectus.



                                      Appendix I: Hypothetical illustrations I-1

INCENTIVE LIFE LEGACY WITH EXTENDED NO LAPSE GUARANTEE RIDER TO AGE 100 $450,000 FACE AMOUNT

MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS

INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $2,840*
USING CURRENT CHARGES





                                    Death Benefit
                         -----------------------------------
             Premiums        Assuming Hypothetical Gross
 End Of    Accumulated      Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------
  Year       Per Year     0% Gross   6% Gross    12% Gross
-------- --------------- ---------- ---------- -------------
     1      $    2,982    $450,000   $450,000   $   450,000
     2      $    6,113    $450,000   $450,000   $   450,000
     3      $    9,401    $450,000   $450,000   $   450,000
     4      $   12,853    $450,000   $450,000   $   450,000
     5      $   16,477    $450,000   $450,000   $   450,000
     6      $   20,283    $450,000   $450,000   $   450,000
     7      $   24,279    $450,000   $450,000   $   450,000
     8      $   28,475    $450,000   $450,000   $   450,000
     9      $   32,881    $450,000   $450,000   $   450,000
    10      $   37,507    $450,000   $450,000   $   450,000
    15      $   64,347    $450,000   $450,000   $   450,000
    20      $   98,603    $450,000   $450,000   $   450,000
    25      $  142,322    $450,000   $450,000   $   450,000
    30      $  198,121    $450,000   $450,000   $   450,000
    35      $  269,335    $450,000   $450,000   $   620,819
    40      $  360,225    $450,000   $450,000   $   959,859
    45      $  476,226    $450,000   $450,000   $ 1,569,308
    50      $  624,276    $450,000   $450,000   $ 2,591,136
    55      $  813,229    $450,000   $450,000   $ 4,237,771
    60      $1,054,387    $450,000   $450,000   $ 6,667,251
    65      $1,362,172    $450,000   $450,000   $10,978,642


                    Account Value                 Net Cash Surrender Value
         ----------------------------------- -----------------------------------
             Assuming Hypothetical Gross         Assuming Hypothetical Gross
            Annual Investment Return of:        Annual Investment Return of:
 End Of  ----------------------------------- -----------------------------------
 Policy
  Year    0% Gross   6% Gross    12% Gross    0% Gross   6% Gross    12% Gross
-------- ---------- ---------- ------------- ---------- ---------- -------------
     1    $ 1,705    $  1,827   $     1,950   $     0    $      0   $         0
     2    $ 3,381    $  3,730   $     4,093   $     0    $      0   $         0
     3    $ 4,913    $  5,589   $     6,322   $     0    $      0   $         0
     4    $ 6,366    $  7,468   $     8,710   $     0    $     91   $     1,333
     5    $ 7,742    $  9,367   $    11,272   $   909    $  2,534   $     4,439
     6    $ 9,041    $ 11,282   $    14,018   $ 2,774    $  5,016   $     7,751
     7    $10,250    $ 13,201   $    16,951   $ 4,573    $  7,525   $    11,274
     8    $11,365    $ 15,117   $    20,080   $ 6,301    $ 10,053   $    15,017
     9    $12,444    $ 17,085   $    23,482   $ 8,018    $ 12,660   $    19,057
    10    $13,493    $ 19,113   $    27,185   $ 9,731    $ 15,352   $    23,423
    15    $20,894    $ 33,957   $    56,893   $20,894    $ 33,957   $    56,893
    20    $27,324    $ 52,028   $   105,345   $27,324    $ 52,028   $   105,345
    25    $30,490    $ 72,272   $   184,869   $30,490    $ 72,272   $   184,869
    30    $28,508    $ 93,127   $   315,685   $28,508    $ 93,127   $   315,685
    35    $19,243    $113,315   $   535,189   $19,243    $113,315   $   535,189
    40    $     0    $129,181   $   897,064   $     0    $129,181   $   897,064
    45    $     0    $131,866   $ 1,494,580   $     0    $131,866   $ 1,494,580
    50    $     0    $101,017   $ 2,467,749   $     0    $101,017   $ 2,467,749
    55    $     0    $      0   $ 4,035,972   $     0    $      0   $ 4,035,972
    60    $     0    $      0   $ 6,601,239   $     0    $      0   $ 6,601,239
    65    $     0    $      0   $10,869,943   $     0    $      0   $10,869,943



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



I-2 Appendix I: Hypothetical illustrations

INCENTIVE LIFE LEGACY WITH EXTENDED NO LAPSE GUARANTEE RIDER TO AGE 100 $450,000 FACE AMOUNT

MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS

INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $2,840*
USING GUARANTEED CHARGES




                                    Death Benefit
                         -----------------------------------
             Premiums        Assuming Hypothetical Gross
 End Of    Accumulated      Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------
  Year       Per Year     0% Gross   6% Gross    12% Gross
-------- --------------- ---------- ---------- -------------
     1      $    2,982    $450,000   $450,000   $  450,000
     2      $    6,113    $450,000   $450,000   $  450,000
     3      $    9,401    $450,000   $450,000   $  450,000
     4      $   12,853    $450,000   $450,000   $  450,000
     5      $   16,477    $450,000   $450,000   $  450,000
     6      $   20,283    $450,000   $450,000   $  450,000
     7      $   24,279    $450,000   $450,000   $  450,000
     8      $   28,475    $450,000   $450,000   $  450,000
     9      $   32,881    $450,000   $450,000   $  450,000
    10      $   37,507    $450,000   $450,000   $  450,000
    15      $   64,347    $450,000   $450,000   $  450,000
    20      $   98,603    $450,000   $450,000   $  450,000
    25      $  142,322    $450,000   $450,000   $  450,000
    30      $  198,121    $450,000   $450,000   $  450,000
    35      $  269,335    $450,000   $450,000   $  450,000
    40      $  360,225    $450,000   $450,000   $  576,049
    45      $  476,226    $450,000   $450,000   $  915,253
    50      $  624,276    $450,000   $450,000   $1,458,787
    55      $  813,229    $450,000   $450,000   $2,280,246
    60      $1,054,387    $450,000   $450,000   $3,432,425
    65      $1,362,172    $450,000   $450,000   $5,452,082


                    Account Value                 Net Cash Surrender Value
         ----------------------------------- -----------------------------------
             Assuming Hypothetical Gross         Assuming Hypothetical Gross
            Annual Investment Return of:        Annual Investment Return of:
 End Of  ----------------------------------- -----------------------------------
 Policy
  Year    0% Gross   6% Gross    12% Gross    0% Gross   6% Gross    12% Gross
-------- ---------- ---------- ------------- ---------- ---------- -------------
     1    $ 1,550    $ 1,668    $    1,786    $     0    $     0    $        0
     2    $ 3,089    $ 3,419    $    3,763    $     0    $     0    $        0
     3    $ 4,561    $ 5,199    $    5,891    $     0    $     0    $        0
     4    $ 5,952    $ 6,992    $    8,165    $     0    $     0    $      787
     5    $ 7,268    $ 8,802    $   10,601    $   435    $ 1,969    $    3,769
     6    $ 8,508    $10,626    $   13,212    $ 2,241    $ 4,360    $    6,945
     7    $ 9,660    $12,451    $   15,997    $ 3,983    $ 6,775    $   10,321
     8    $10,715    $14,265    $   18,962    $ 5,652    $ 9,202    $   13,898
     9    $11,668    $16,059    $   22,112    $ 7,242    $11,634    $   17,686
    10    $12,507    $17,820    $   25,452    $ 8,746    $14,058    $   21,691
    15    $15,969    $27,631    $   48,472    $15,969    $27,631    $   48,472
    20    $16,497    $36,867    $   83,005    $16,497    $36,867    $   83,005
    25    $11,109    $42,051    $  133,712    $11,109    $42,051    $  133,712
    30    $     0    $38,324    $  210,261    $     0    $38,324    $  210,261
    35    $     0    $15,618    $  331,721    $     0    $15,618    $  331,721
    40    $     0    $     0    $  538,363    $     0    $     0    $  538,363
    45    $     0    $     0    $  871,670    $     0    $     0    $  871,670
    50    $     0    $     0    $1,389,321    $     0    $     0    $1,389,321
    55    $     0    $     0    $2,171,663    $     0    $     0    $2,171,663
    60    $     0    $     0    $3,398,441    $     0    $     0    $3,398,441
    65    $     0    $     0    $5,398,101    $     0    $     0    $5,398,101



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



                                      Appendix I: Hypothetical illustrations I-3

INCENTIVE LIFE LEGACY
$450,000 FACE AMOUNT

MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS

INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $2,840*
USING CURRENT CHARGES



                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End Of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    2,982     $ 450,000     $ 450,000    $   450,000
     2      $    6,113     $ 450,000     $ 450,000    $   450,000
     3      $    9,401     $ 450,000     $ 450,000    $   450,000
     4      $   12,853     $ 450,000     $ 450,000    $   450,000
     5      $   16,477     $ 450,000     $ 450,000    $   450,000
     6      $   20,283     $ 450,000     $ 450,000    $   450,000
     7      $   24,279     $ 450,000     $ 450,000    $   450,000
     8      $   28,475     $ 450,000     $ 450,000    $   450,000
     9      $   32,881     $ 450,000     $ 450,000    $   450,000
    10      $   37,507     $ 450,000     $ 450,000    $   450,000
    15      $   64,347     $ 450,000     $ 450,000    $   450,000
    20      $   98,603     $ 450,000     $ 450,000    $   450,000
    25      $  142,322     $ 450,000     $ 450,000    $   450,000
    30      $  198,121     $ 450,000     $ 450,000    $   450,000
    35      $  269,335     $ 450,000     $ 450,000    $   668,007
    40      $  360,225     $ 450,000     $ 450,000    $ 1,021,460
    45      $  476,226             **    $ 450,000    $ 1,651,994
    50      $  624,276             **    $ 450,000    $ 2,698,410
    55      $  813,229             **    $ 450,000    $ 4,365,950
    60      $1,054,387             **            **   $ 6,795,292
    65      $1,362,172             **            **   $11,069,365


                      Account Value                       Net Cash Surrender Value
         ---------------------------------------- ----------------------------------------
               Assuming Hypothetical Gross              Assuming Hypothetical Gross
               Annual Investment Return of:             Annual Investment Return of:
 End Of  ---------------------------------------- ----------------------------------------
 Policy
  Year     0% Gross      6% Gross     12% Gross     0% Gross      6% Gross     12% Gross
-------- ------------ ------------- ------------- ------------ ------------- -------------
     1     $  1,858     $   1,985    $     2,113    $      0     $       0    $         0
     2     $  3,679     $   4,046    $     4,428    $      0     $       0    $         0
     3     $  5,348     $   6,064    $     6,839    $      0     $       0    $         0
     4     $  6,930     $   8,101    $     9,419    $      0     $     724    $     2,042
     5     $  8,429     $  10,159    $    12,184    $  1,596     $   3,326    $     5,351
     6     $ 10,118     $  12,525    $    15,453    $  3,852     $   6,259    $     9,186
     7     $ 11,704     $  14,903    $    18,948    $  6,027     $   9,227    $    13,271
     8     $ 13,181     $  17,287    $    22,681    $  8,118     $  12,223    $    17,617
     9     $ 14,609     $  19,732    $    26,730    $ 10,184     $  15,306    $    22,305
    10     $ 15,994     $  22,245    $    31,129    $ 12,233     $  18,484    $    27,367
    15     $ 23,777     $  38,392    $    63,782    $ 23,777     $  38,392    $    63,782
    20     $ 30,487     $  57,879    $   116,519    $ 30,487     $  57,879    $   116,519
    25     $ 33,933     $  79,814    $   202,585    $ 33,933     $  79,814    $   202,585
    30     $ 32,253     $ 102,675    $   343,243    $ 32,253     $ 102,675    $   343,243
    35     $ 23,404     $ 125,390    $   575,868    $ 23,404     $ 125,390    $   575,868
    40     $  2,280     $ 144,776    $   954,636    $  2,280     $ 144,776    $   954,636
    45            **    $ 153,142    $ 1,573,328           **    $ 153,142    $ 1,573,328
    50            **    $ 133,222    $ 2,569,914           **    $ 133,222    $ 2,569,914
    55            **    $  43,231    $ 4,158,048           **    $  43,231    $ 4,158,048
    60            **            **   $ 6,728,012           **            **   $ 6,728,012
    65            **            **   $10,959,767           **            **   $10,959,767



----------

* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



I-4 Appendix I: Hypothetical illustrations

INCENTIVE LIFE LEGACY
$450,000 FACE AMOUNT

MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS

INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $2,840*
USING GUARANTEED CHARGES




                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End Of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    2,982     $ 450,000     $ 450,000    $  450,000
     2      $    6,113     $ 450,000     $ 450,000    $  450,000
     3      $    9,401     $ 450,000     $ 450,000    $  450,000
     4      $   12,853     $ 450,000     $ 450,000    $  450,000
     5      $   16,477     $ 450,000     $ 450,000    $  450,000
     6      $   20,283     $ 450,000     $ 450,000    $  450,000
     7      $   24,279     $ 450,000     $ 450,000    $  450,000
     8      $   28,475     $ 450,000     $ 450,000    $  450,000
     9      $   32,881     $ 450,000     $ 450,000    $  450,000
    10      $   37,507     $ 450,000     $ 450,000    $  450,000
    15      $   64,347     $ 450,000     $ 450,000    $  450,000
    20      $   98,603     $ 450,000     $ 450,000    $  450,000
    25      $  142,322     $ 450,000     $ 450,000    $  450,000
    30      $  198,121             **    $ 450,000    $  450,000
    35      $  269,335             **    $ 450,000    $  450,000
    40      $  360,225             **            **   $  616,401
    45      $  476,226             **            **   $  968,857
    50      $  624,276             **            **   $1,527,786
    55      $  813,229             **            **   $2,362,707
    60      $1,054,387             **            **   $3,518,682
    65      $1,362,172             **            **   $5,529,422


                      Account Value                     Net Cash Surrender Value
         --------------------------------------- ---------------------------------------
               Assuming Hypothetical Gross             Assuming Hypothetical Gross
              Annual Investment Return of:            Annual Investment Return of:
 End Of  --------------------------------------- ---------------------------------------
 Policy
  Year     0% Gross     6% Gross     12% Gross     0% Gross     6% Gross     12% Gross
-------- ------------ ------------ ------------- ------------ ------------ -------------
     1     $  1,704     $  1,826    $    1,949     $      0     $      0    $        0
     2     $  3,387     $  3,736    $    4,099     $      0     $      0    $        0
     3     $  4,997     $  5,675    $    6,410     $      0     $      0    $        0
     4     $  6,518     $  7,628    $    8,877     $      0     $    250    $    1,499
     5     $  7,958     $  9,598    $   11,518     $  1,125     $  2,765    $    4,685
     6     $  9,314     $ 11,582    $   14,345     $  3,048     $  5,316    $    8,079
     7     $ 10,577     $ 13,569    $   17,360     $  4,900     $  7,892    $   11,684
     8     $ 11,737     $ 15,544    $   20,567     $  6,674     $ 10,481    $   15,504
     9     $ 12,789     $ 17,500    $   23,975     $  8,364     $ 13,075    $   19,549
    10     $ 13,724     $ 19,424    $   27,588     $  9,962     $ 15,663    $   23,826
    15     $ 17,686     $ 30,204    $   52,450     $ 17,686     $ 30,204    $   52,450
    20     $ 18,663     $ 40,532    $   89,617     $ 18,663     $ 40,532    $   89,617
    25     $ 13,747     $ 47,042    $  144,179     $ 13,747     $ 47,042    $  144,179
    30            **    $ 45,107    $  226,602            **    $ 45,107    $  226,602
    35            **    $ 25,190    $  357,623            **    $ 25,190    $  357,623
    40            **           **   $  576,075            **           **   $  576,075
    45            **           **   $  922,721            **           **   $  922,721
    50            **           **   $1,455,034            **           **   $1,455,034
    55            **           **   $2,250,197            **           **   $2,250,197
    60            **           **   $3,483,844            **           **   $3,483,844
    65            **           **   $5,474,675            **           **   $5,474,675



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



                                      Appendix I: Hypothetical illustrations I-5

INCENTIVE LIFE LEGACY
$450,000 FACE AMOUNT

MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS

INITIAL DEATH BENEFIT OPTION IS INCREASING
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $2,840*
USING CURRENT CHARGES




                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End Of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    2,982     $ 451,856     $ 451,984    $  452,111
     2      $    6,113     $ 453,674     $ 454,040    $  454,422
     3      $    9,401     $ 455,336     $ 456,050    $  456,824
     4      $   12,853     $ 456,909     $ 458,077    $  459,390
     5      $   16,477     $ 458,397     $ 460,119    $  462,135
     6      $   20,283     $ 460,072     $ 462,466    $  465,377
     7      $   24,279     $ 461,641     $ 464,819    $  468,836
     8      $   28,475     $ 463,097     $ 467,170    $  472,521
     9      $   32,881     $ 464,502     $ 469,578    $  476,511
    10      $   37,507     $ 465,863     $ 472,049    $  480,837
    15      $   64,347     $ 473,481     $ 487,855    $  512,802
    20      $   98,603     $ 479,945     $ 506,688    $  563,839
    25      $  142,322     $ 482,838     $ 526,933    $  644,628
    30      $  198,121     $ 480,220     $ 545,986    $  769,974
    35      $  269,335     $ 470,146     $ 560,933    $  965,428
    40      $  360,225             **    $ 565,089    $1,269,385
    45      $  476,226             **    $ 544,581    $1,738,325
    50      $  624,276             **    $ 474,766    $2,456,390
    55      $  813,229             **            **   $3,555,851
    60      $1,054,387             **            **   $5,238,029
    65      $1,362,172             **            **   $7,846,763


                      Account Value                       Net Cash Surrender Value
         ---------------------------------------- ----------------------------------------
               Assuming Hypothetical Gross              Assuming Hypothetical Gross
               Annual Investment Return of:             Annual Investment Return of:
 End Of  ---------------------------------------- ----------------------------------------
 Policy
  Year     0% Gross      6% Gross     12% Gross     0% Gross      6% Gross     12% Gross
-------- ------------ ------------- ------------- ------------ ------------- -------------
     1     $  1,856     $   1,984    $    2,111     $      0     $       0    $        0
     2     $  3,674     $   4,040    $    4,422     $      0     $       0    $        0
     3     $  5,336     $   6,050    $    6,824     $      0     $       0    $        0
     4     $  6,909     $   8,077    $    9,390     $      0     $     699    $    2,013
     5     $  8,397     $  10,119    $   12,135     $  1,564     $   3,287    $    5,303
     6     $ 10,072     $  12,466    $   15,377     $  3,806     $   6,200    $    9,111
     7     $ 11,641     $  14,819    $   18,836     $  5,964     $   9,142    $   13,159
     8     $ 13,097     $  17,170    $   22,521     $  8,033     $  12,107    $   17,457
     9     $ 14,502     $  19,578    $   26,511     $ 10,077     $  15,153    $   22,085
    10     $ 15,863     $  22,049    $   30,837     $ 12,101     $  18,288    $   27,075
    15     $ 23,481     $  37,855    $   62,802     $ 23,481     $  37,855    $   62,802
    20     $ 29,945     $  56,688    $  113,839     $ 29,945     $  56,688    $  113,839
    25     $ 32,838     $  76,933    $  194,628     $ 32,838     $  76,933    $  194,628
    30     $ 30,220     $  95,986    $  319,974     $ 30,220     $  95,986    $  319,974
    35     $ 20,146     $ 110,933    $  515,428     $ 20,146     $ 110,933    $  515,428
    40            **    $ 115,089    $  819,385            **    $ 115,089    $  819,385
    45            **    $  94,581    $1,288,325            **    $  94,581    $1,288,325
    50            **    $  24,766    $2,006,390            **    $  24,766    $2,006,390
    55            **            **   $3,105,851            **            **   $3,105,851
    60            **            **   $4,788,029            **            **   $4,788,029
    65            **            **   $7,396,763            **            **   $7,396,763



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



I-6 Appendix I: Hypothetical illustrations

INCENTIVE LIFE LEGACY
$450,000 FACE AMOUNT

MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS

INITIAL DEATH BENEFIT OPTION IS INCREASING
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $2,840*
USING GUARANTEED CHARGES




                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End Of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    2,982     $ 451,701     $ 451,824     $ 451,946
     2      $    6,113     $ 453,381     $ 453,729     $ 454,091
     3      $    9,401     $ 454,984     $ 455,661     $ 456,393
     4      $   12,853     $ 456,497     $ 457,602     $ 458,847
     5      $   16,477     $ 457,926     $ 459,558     $ 461,469
     6      $   20,283     $ 459,269     $ 461,524     $ 464,270
     7      $   24,279     $ 460,516     $ 463,487     $ 467,251
     8      $   28,475     $ 461,657     $ 465,432     $ 470,413
     9      $   32,881     $ 462,686     $ 467,351     $ 473,760
    10      $   37,507     $ 463,594     $ 469,229     $ 477,296
    15      $   64,347     $ 467,343     $ 479,574     $ 501,292
    20      $   98,603     $ 467,970     $ 488,953     $ 535,978
    25      $  142,322     $ 462,539     $ 493,425     $ 583,408
    30      $  198,121             **    $ 487,717     $ 646,368
    35      $  269,335             **    $ 462,304     $ 725,483
    40      $  360,225             **            **    $ 819,533
    45      $  476,226             **            **    $ 911,476
    50      $  624,276             **            **    $ 952,387
    55      $  813,229             **            **    $ 840,957
    60      $1,054,387             **            **            **
    65      $1,362,172             **            **            **


                      Account Value                     Net Cash Surrender Value
         --------------------------------------- ---------------------------------------
               Assuming Hypothetical Gross             Assuming Hypothetical Gross
              Annual Investment Return of:            Annual Investment Return of:
 End Of  --------------------------------------- ---------------------------------------
 Policy
  Year     0% Gross     6% Gross     12% Gross     0% Gross     6% Gross     12% Gross
-------- ------------ ------------ ------------- ------------ ------------ -------------
     1     $  1,701     $  1,824     $   1,946     $      0     $      0     $       0
     2     $  3,381     $  3,729     $   4,091     $      0     $      0     $       0
     3     $  4,984     $  5,661     $   6,393     $      0     $      0     $       0
     4     $  6,497     $  7,602     $   8,847     $      0     $    225     $   1,469
     5     $  7,926     $  9,558     $  11,469     $  1,093     $  2,725     $   4,636
     6     $  9,269     $ 11,524     $  14,270     $  3,002     $  5,258     $   8,004
     7     $ 10,516     $ 13,487     $  17,251     $  4,839     $  7,810     $  11,574
     8     $ 11,657     $ 15,432     $  20,413     $  6,593     $ 10,369     $  15,349
     9     $ 12,686     $ 17,351     $  23,760     $  8,260     $ 12,926     $  19,335
    10     $ 13,594     $ 19,229     $  27,296     $  9,832     $ 15,468     $  23,535
    15     $ 17,343     $ 29,574     $  51,292     $ 17,343     $ 29,574     $  51,292
    20     $ 17,970     $ 38,953     $  85,978     $ 17,970     $ 38,953     $  85,978
    25     $ 12,539     $ 43,425     $ 133,408     $ 12,539     $ 43,425     $ 133,408
    30            **    $ 37,717     $ 196,368            **    $ 37,717     $ 196,368
    35            **    $ 12,304     $ 275,483            **    $ 12,304     $ 275,483
    40            **           **    $ 369,533            **           **    $ 369,533
    45            **           **    $ 461,476            **           **    $ 461,476
    50            **           **    $ 502,387            **           **    $ 502,387
    55            **           **    $ 390,957            **           **    $ 390,957
    60            **           **            **           **           **            **
    65            **           **            **           **           **            **



----------

* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



                                      Appendix I: Hypothetical illustrations I-7

Requesting more information

--------------------------------------------------------------------------------


The Statement of Additional Information ("SAI"), dated August 25, 2006, is incorporated into this Prospectus by reference and is available upon request, free of charge, by calling our toll free number at 888-855-5100 and requesting to speak with a customer service representative. You may also request one by writing to our operations center at P.O. Box 1047, Charlotte, NC 28201-1047. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 1-800-777-6510, or asking your financial professional.

You may visit the SEC's web site at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to MONY America Variable Account L and the policies. You can also review and copy information about MONY America Variable Account L, including the SAI, at the SEC's Public Reference Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC's Public Reference Section, at 100 F Street NE, Washington, D.C. 20549. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-551-8090.


SEC File Number: 811-04234

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS


                                                                           Page
Ways we pay policy proceeds...............................................  2
Distribution of the policies..............................................  2

Underwriting a policy.....................................................  2
Insurance regulation that applies to MONY America.........................  2
Custodian and independent registered public accounting firm...............  2
Financial statements......................................................  2














                                                                       811-04335

MONY Life Insurance Company of America

Incentive Life(SM) Legacy

PROSPECTUS SUPPLEMENT DATED AUGUST 25, 2006
--------------------------------------------------------------------------------

This Supplement updates certain information in the above-referenced Prospectus, Supplements to the Prospectus and Statement of Additional Information, dated August 25, 2006, as previously supplemented (together, the "Prospectus"). You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms and section headings we use in this supplement have the same meaning as in the Prospectus.


LIMITED OPPORTUNITY FOR UNRESTRICTED TRANSFER FROM THE GUARANTEED INTEREST
OPTION

As described in your Prospectus, your policy permits you to transfer a limited amount of your policy's account value out of the guaranteed interest option ("GIO") during certain time periods (the "GIO Transfer Period"). See "Transferring your money among our investment options -- Transfers you can make" (or other applicable sections regarding transfers) in your Prospectus. Through March 31, 2007, we are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter (through March 31, 2007), you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option whether or not you are within the GIO Transfer Period.

You can request a transfer over the telephone by calling 1-888-855-5100 or via the Internet by visiting our website and enrolling in EQAccess. If you are an AXA Advisors client, our website is www.axaonline.com. All other clients may access EQAccess by visiting our other website at www.axa-equitable.com. You can also write to us at our Administrative Office. In general, transfers take effect on the date the request is received. However, any written, telephone, Internet or facsimile transaction requests received after 4:00 p.m. (Eastern) take effect the next business day. Your transfer request must be received by 4:00 p.m. (Eastern) on March 31, 2007, in order to take advantage of this unrestricted transfer opportunity.

Please note that this offer does not apply to any amounts that we are holding as collateral for a policy loan or as "restricted" amounts as a result of your election to receive a living benefit, if available under your policy. Additionally, depending on your policy, there may be a charge for making this transfer. Your Prospectus will specify if your policy imposes a charge for this transfer.









                    MONY Life Insurance Company of America
                          1290 Avenue of the Americas
                               New York, NY 10104


NB                                                                      x01406

Incentive Life(SM) Legacy

Flexible premium variable life insurance policies issued by MONY Life Insurance Company of America ("MONY America") with variable investment options offered under MONY America's Variable Account L.


STATEMENT OF ADDITIONAL INFORMATION DATED
AUGUST 25, 2006
--------------------------------------------------------------------------------




This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the related Incentive Life(SM) Legacy prospectus, dated August 25, 2006. The prospectus provides detailed information concerning the policy and the variable investment options, as well as the guaranteed interest option, that fund the policy. Each variable investment option is a subaccount of MONY America's Variable Account L ("Variable Account L"). We established Variable Account L under Arizona Law in 1985. The guaranteed interest option is part of MONY America's general account. Definitions of special terms used in the SAI are found in the prospectuses.


A copy of the prospectus is available free of charge by writing the Administrative Office (P.O. Box 1047, Charlotte, North Carolina 28201-1047), by calling toll free, 1-888-855-5100, or by contacting your financial professional.

TABLE OF CONTENTS
Ways we pay policy proceeds                                                  2
Distribution of the policies                                                 2
Underwriting a policy                                                        2
Insurance regulation that applies to MONY America                            2
Custodian and independent registered public accounting firm                  2
Financial statements                                                         2

   Copyright 2006. MONY Life Insurance Company of America, New York, New York
                                     10104.
      All rights reserved. Incentive Life(SM) Legacy is a service mark of
                     AXA Equitable Life Insurance Company.



                                                                          x01350

WAYS WE PAY POLICY PROCEEDS

The payee for death benefit or other policy proceeds (e.g., upon surrenders) may name a successor to receive any amounts that we still owe following the payee's death. Otherwise, we will pay any such amounts to the payee's estate.

We must approve any payment arrangements that involve a payee who is not a natural person (for example, a corporation) or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of payees, and the methods for proving the payee's age and continued survival.


DISTRIBUTION OF THE POLICIES

AXA Advisors distributes these policies pursuant to a selling agreement, dated as of June 6, 2005, as amended, between AXA Advisors and MONY America.
Incentive Life(SM) Legacy will be offered for the first time on August 25, 2006. Accordingly, AXA Advisors has not received or retained any fees in connection with the sale of these policies as of the date of this statement of additional information for any of the fiscal years ended December 31, 2003, 2004 and 2005.



Under a distribution agreement between AXA Distributors and MONY America and certain of MONY America's separate accounts, including Variable Account L, MONY America paid AXA Distributors* as the distributor of certain contracts, including these policies, and as the principal underwriter of several MONY America's separate accounts, including Variable Account L, $7,490,997 in 2005, $14,126,357 in 2004 and $16,246,718 in 2003.


UNDERWRITING A POLICY

The underwriting of a policy determines: (1) whether the policy application will be approved or disapproved; and (2) into what premium class the insured should be placed. Risk factors that are considered for these determinations are: (i) the insured's age; (ii) whether the insured uses tobacco or not; and
(iii) the admitted medical history of the insured. Many other factors make up the overall evaluation of an individual's assessment for insurance, but all of these items are determined through the questions asked during the application process.

We base guaranteed cost of insurance rates under the policy on the 2001 Commissioner's Standard Ordinary Mortality Tables.


INSURANCE REGULATION THAT APPLIES TO MONY AMERICA

We are regulated and supervised by the Arizona State Insurance Department. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.


CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA Equitable is the custodian for shares of the Trusts owned by Variable Account L. AXA Equitable's principal offices are located at 1290 Avenue of the Americas, New York, NY 10104.


The financial statements of MONY America Variable Account L for the year ended December 31, 2005, and for each of the two years in the period ended December 31, 2005, and the financial statements of MONY America at December 31, 2005 and 2004, and for the year ended December 31, 2005 and the six months ended December 31, 2004 and the six months ended June 30, 2004 and the year ended December 31, 2003, have been included in this SAI, which is a part of the registration statement, in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.


FINANCIAL STATEMENTS

This SAI contains the audited financial statements for each of the subaccounts of MONY America Variable Account L (referred to elsewhere in this registration statement as Portfolios) and MONY America. The financial statements have been audited by PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017, independent registered public accounting firm.


PricewaterhouseCoopers LLP also provides independent audit services and certain other non-audit services to MONY America as permitted by the applicable SEC independence rules, and as disclosed in MONY America's Form 10-K.


The financial statements of MONY America should be considered only as bearing upon the ability of MONY America to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in Variable Account L.



----------------------
* In fiscal years 2003, 2004, and part of 2005, these payments were made to MONY Securities Corporation.

FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS

With respect to MONY America Variable Account L
 Report of Independent Registered Public Accounting Firm......................................................    2
 Statements of Assets and Liabilities as of December 31, 2005..................................................  F-3
 Statements of Operations for the Year Ended December 31, 2005................................................. F-19
 Statements of Changes in Net Assets for the Years Ended December 31, 2005 and December 31, 2004............... F-30
 Notes to Financial Statements........................................ .......................................  F-55

With respect to MONY Life Insurance Company of America:
 Report of Independent Registered Public Accounting Firm......................................................  F-1
Balance Sheets as of December 31, 2005 and 2004...............................................................  F-2
 Statements of Operations for the Year Ended December 31, 2005 (Successor), Six Months Ended December 31, 2004
 (Successor), Six Months Ended June 30, 2004 (Predecessor), and the Year Ended December 31, 2003
 (Predecessor)................................................................................................  F-3
Statements of Shareholder's Equity for the Years Ended December 31, 2005, 2004 and 2003.......................  F-4
 Statements of Cash Flows for the Year Ended December 31, 2005 (Successor), Six Months Ended December 31, 2004
 (Successor), Six Months Ended June 30, 2004 (Predecessor), and the Year Ended December 31, 2003
(Predecessor).................................................................................................  F-5
 Notes to Financial Statements................................................................................  F-7

                                     FSA-1

--------------------------------------------------------------------------------

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MONY Life Insurance Company of America and the
Contractowners of Subaccounts of MONY America Variable Account L

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the Subaccounts of MONY America Variable Account L listed in Note 1 at December 31, 2005, and the results of each of their operations, the changes in each of their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of MONY Life Insurance Company of America's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2005, by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
April 13, 2006

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2005


                                                           AIM V.I.         AIM V.I.             AIM V.I.
                                                         Basic Value   Financial Services   Global Health Care
                                                        ------------- -------------------- --------------------
Assets:
Shares held in respective Funds .......................      43,377           21,037               33,562
                                                             ------           ------               ------
Investments at cost ...................................    $487,857         $276,247             $563,082
                                                           --------         --------             --------
Investment in respective Funds, at net asset value         $536,574         $321,238             $686,016
Amount due from respective Funds ......................          --               --                   --
Amount due from MONY America ..........................         639               46                   74
                                                           --------         --------             --------
  Total Assets ........................................     537,213          321,284              686,090
                                                           --------         --------             --------
Liabilities:
Amount due to respective Funds ........................         639               46                   74
Amount due to MONY America ............................          --               --                   --
                                                           --------         --------             --------
  Total Liabilities ...................................         639               46                   74
                                                           --------         --------             --------
Net Assets ............................................    $536,574         $321,238             $686,016
                                                           ========         ========             ========


                                                           AIM V.I.
                                                           Mid Cap      AIM V.I.    Alger American   Alger American
                                                         Core Equity   Technology      Balanced      MidCap Growth
                                                        ------------- ------------ ---------------- ---------------
Assets:
Shares held in respective Funds .......................      25,868       13,059         267,322          455,043
                                                           --------     --------      ----------       ----------
Investments at cost ...................................    $340,475     $144,764      $3,498,322       $8,649,115
                                                           --------     --------      ----------       ----------
Investment in respective Funds, at net asset value         $352,062     $165,716      $3,860,133       $9,965,441
Amount due from respective Funds ......................          --           --              --               --
Amount due from MONY America ..........................         727           59             565            4,898
                                                           --------     --------      ----------       ----------
  Total Assets ........................................     352,789      165,775       3,860,698        9,970,339
                                                           --------     --------      ----------       ----------
Liabilities:
Amount due to respective Funds ........................         727           59             565            4,898
Amount due to MONY America ............................          --           --              --               --
                                                           --------     --------      ----------       ----------
  Total Liabilities ...................................         727           59             565            4,898
                                                           --------     --------      ----------       ----------
Net Assets ............................................    $352,062     $165,716      $3,860,133       $9,965,441
                                                           ========     ========      ==========       ==========

-------
*   Denotes multiple share classes held in the respective fund.

+ Known as Morgan Stanley UIF ... with respect to MONY Corporate Sponsored Variable Universal Life.

    The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                           Dreyfus IP    Dreyfus Socially
                                                           Small Cap       Responsible        Dreyfus Stock
                                                          Stock Index   Growth Fund, Inc.   Index Fund, Inc.
                                                         ------------- ------------------- ------------------
Assets:
Shares held in respective Funds ........................     384,546            56,864           2,008,209
                                                          ----------        ----------         -----------
Investments at cost ....................................  $5,282,354        $1,329,868         $57,191,604
                                                          ----------        ----------         -----------
Investment in respective Funds, at net asset value .....  $6,410,386        $1,483,006         $63,901,214
Amount due from respective Funds .......................          --                --                  --
Amount due from MONY America ...........................       2,250             1,834               4,502
                                                          ----------        ----------         -----------
  Total Assets .........................................   6,412,636         1,484,840          63,905,716
                                                          ----------        ----------         -----------
Liabilities:
Amount due to respective Funds .........................       2,250             1,834               4,502
Amount due to MONY America .............................          --                --                  --
                                                          ----------        ----------         -----------
  Total Liabilities ....................................       2,250             1,834               4,502
                                                          ----------        ----------         -----------
Net Assets .............................................  $6,410,386        $1,483,006         $63,901,214
                                                          ==========        ==========         ===========

                                                                                                Dreyfus VIF    EQ/Bear Stearns
                                                           Dreyfus VIF       Dreyfus VIF       Small Company    Small Company
                                                          Appreciation   International Value       Stock            Growth
                                                         -------------- --------------------- --------------- -----------------
Assets:
Shares held in respective Funds ........................       27,524            684,080            131,675        1,869,259
                                                           ----------        -----------         ----------      -----------
Investments at cost ....................................   $  973,388        $ 9,023,130         $2,738,606      $13,463,305
                                                           ----------        -----------         ----------      -----------
Investment in respective Funds, at net asset value .....   $1,021,410        $11,964,559         $2,866,572      $16,374,711
Amount due from respective Funds .......................           --                 --                 --               --
Amount due from MONY America ...........................          754             56,321              6,063            4,571
                                                           ----------        -----------         ----------      -----------
  Total Assets .........................................    1,022,164         12,020,880          2,872,635       16,379,282
                                                           ----------        -----------         ----------      -----------
Liabilities:
Amount due to respective Funds .........................          754             56,321              6,063            4,571
Amount due to MONY America .............................           --                 --                 --               --
                                                           ----------        -----------         ----------      -----------
  Total Liabilities ....................................          754             56,321              6,063            4,571
                                                           ----------        -----------         ----------      -----------
Net Assets .............................................   $1,021,410        $11,964,559         $2,866,572      $16,374,711
                                                           ==========        ===========         ==========      ===========

-------
*   Denotes multiple share classes held in the respective fund.

+ Known as Morgan Stanley UIF ... with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                                                               EQ/Boston
                                                                                            Advisors Equity
                                                                                                 Income*
                                                                                           -----------------
Assets:
Shares held in respective Funds ..........................................................      1,613,078
                                                                                              -----------
Investments at cost ......................................................................    $ 8,998,477
                                                                                              -----------
Investment in respective Funds, at net asset value .......................................    $10,258,203
Amount due from respective Funds .........................................................             --
Amount due from MONY America .............................................................            330
                                                                                              -----------
  Total Assets ...........................................................................     10,258,533
                                                                                              -----------
Liabilities:
Amount due to respective Funds ...........................................................            330
Amount due to MONY America ...............................................................             --
                                                                                              -----------
  Total Liabilities ......................................................................            330
                                                                                              -----------
Net Assets ...............................................................................    $10,258,203
                                                                                              ===========

                                                                                                 EQ/Calvert
                                                                                            Socially Responsible
                                                                                           ----------------------
Assets:
Shares held in respective Funds ..........................................................          32,180
                                                                                                  --------
Investments at cost ......................................................................        $235,189
                                                                                                  --------
Investment in respective Funds, at net asset value .......................................        $263,553
Amount due from respective Funds .........................................................              --
Amount due from MONY America .............................................................             129
                                                                                                  --------
  Total Assets ...........................................................................         263,682
                                                                                                  --------
Liabilities:
Amount due to respective Funds ...........................................................             129
Amount due to MONY America ...............................................................              --
                                                                                                  --------
  Total Liabilities ......................................................................             129
                                                                                                  --------
Net Assets ...............................................................................        $263,553
                                                                                                  ========

                                                                                                EQ/Capital      EQ/Caywood-Scholl
                                                                                            Guardian Research    High Yield Bond
                                                                                           ------------------- -------------------
Assets:
Shares held in respective Funds ..........................................................         157,037           2,932,683
                                                                                                ----------         -----------
Investments at cost ......................................................................      $2,355,193         $13,345,832
                                                                                                ----------         -----------
Investment in respective Funds, at net asset value .......................................      $1,964,533         $13,373,034
Amount due from respective Funds .........................................................           1,132               3,741
Amount due from MONY America .............................................................              --                  --
                                                                                                ----------         -----------
  Total Assets ...........................................................................       1,965,665          13,376,775
                                                                                                ----------         -----------
Liabilities:
Amount due to respective Funds ...........................................................              --                  --
Amount due to MONY America ...............................................................           1,132               3,741
                                                                                                ----------         -----------
  Total Liabilities ......................................................................           1,132               3,741
                                                                                                ----------         -----------
Net Assets ...............................................................................      $1,964,533         $13,373,034
                                                                                                ==========         ===========

                                                                                               EQ/Enterprise      EQ/GAMCO Small
                                                                                            Moderate Allocation    Company Value
                                                                                           --------------------- ----------------
Assets:
Shares held in respective Funds ..........................................................         4,952,917          2,829,433
                                                                                                ------------        -----------
Investments at cost ......................................................................      $106,775,746        $65,382,183
                                                                                                ------------        -----------
Investment in respective Funds, at net asset value .......................................      $ 97,621,998        $76,140,042
Amount due from respective Funds .........................................................            40,208             29,448
Amount due from MONY America .............................................................                --                 --
                                                                                                ------------        -----------
  Total Assets ...........................................................................        97,662,206         76,169,490
                                                                                                ------------        -----------
Liabilities:
Amount due to respective Funds ...........................................................                --                 --
Amount due to MONY America ...............................................................            40,208             29,448
                                                                                                ------------        -----------
  Total Liabilities ......................................................................            40,208             29,448
                                                                                                ------------        -----------
Net Assets ...............................................................................      $ 97,621,998        $76,140,042
                                                                                                ============        ===========

                                                                                            EQ/Government
                                                                                             Securities
                                                                                           --------------
Assets:
Shares held in respective Funds ..........................................................    1,271,804
                                                                                            -----------
Investments at cost ......................................................................  $14,639,589
                                                                                            -----------
Investment in respective Funds, at net asset value .......................................  $13,837,230
Amount due from respective Funds .........................................................           --
Amount due from MONY America .............................................................       34,402
                                                                                            -----------
  Total Assets ...........................................................................   13,871,632
                                                                                            -----------
Liabilities:
Amount due to respective Funds ...........................................................       34,402
Amount due to MONY America ...............................................................           --
                                                                                            -----------
  Total Liabilities ......................................................................       34,402
                                                                                            -----------
Net Assets ...............................................................................  $13,837,230
                                                                                            ===========

-------
*  Denotes multiple share classes held in the respective fund.
   A ............................................................         97,644
   B ............................................................      1,515,434

+ Known as Morgan Stanley UIF ... with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                          EQ/Intermediate  EQ/International      EQ/Long
                                                             Term Bond          Growth          Term Bond
                                                         ---------------- ------------------ --------------
Assets:
Shares held in respective Funds ........................       751,790          3,193,998         801,934
                                                            ----------        -----------     -----------
Investments at cost ....................................    $8,399,611        $15,847,472     $11,137,633
                                                            ----------        -----------     -----------
Investment in respective Funds, at net asset value .....    $7,600,595        $16,640,730     $10,858,195
Amount due from respective Funds .......................           612              3,552           3,628
Amount due from MONY America ...........................            --                 --              --
                                                            ----------        -----------     -----------
  Total Assets .........................................     7,601,207         16,644,282      10,861,823
                                                            ----------        -----------     -----------
Liabilities
 : .....................................................
Amount due to respective Funds .........................            --                 --              --
Amount due to MONY America .............................           612              3,552           3,628
                                                            ----------        -----------     -----------
  Total Liabilities ....................................           612              3,552           3,628
                                                            ----------        -----------     -----------
Net Assets .............................................    $7,600,595        $16,640,730     $10,858,195
                                                            ==========        ===========     ===========

                                                           EQ/Marsico      EQ/Money      EQ/Montag &       EQ/PIMCO
                                                              Focus         Market     Caldwell Growth    Real Return
                                                         -------------- ------------- ----------------- --------------
Assets:
Shares held in respective Funds ........................      733,823     39,049,835      10,661,465       1,617,950
                                                          -----------    -----------     -----------     -----------
Investments at cost ....................................  $ 9,198,093    $39,049,835     $50,521,361     $16,837,054
                                                          -----------    -----------     -----------     -----------
Investment in respective Funds, at net asset value .....  $11,550,377    $39,049,835     $53,947,015     $16,406,107
Amount due from respective Funds .......................           --        200,992              --              --
Amount due from MONY America ...........................       54,907             --          69,737          43,409
                                                          -----------    -----------     -----------     -----------
  Total Assets .........................................   11,605,284     39,250,827      54,016,752      16,449,516
                                                          -----------    -----------     -----------     -----------
Liabilities
 : .....................................................
Amount due to respective Funds .........................       54,907             --          69,737          43,409
Amount due to MONY America .............................           --        200,992              --              --
                                                          -----------    -----------     -----------     -----------
  Total Liabilities ....................................       54,907        200,992          69,737          43,409
                                                          -----------    -----------     -----------     -----------
Net Assets .............................................  $11,550,377    $39,049,835     $53,947,015     $16,406,107
                                                          ===========    ===========     ===========     ===========

-------
*   Denotes multiple share classes held in the respective fund.

+ Known as Morgan Stanley UIF ... with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005


                                                                                             EQ/Short
                                                                                             Duration     EQ/TCW
                                                                                              Bond        Equity
                                                                                           ---------- --------------
Assets:
Shares held in respective Funds ..........................................................    19,836     2,803,981
                                                                                            --------   -----------
Investments at cost ......................................................................  $198,553   $58,390,089
                                                                                            --------   -----------
Investment in respective Funds, at net asset value .......................................  $197,371   $61,939,936
Amount due from respective Funds .........................................................       963        23,009
Amount due from MONY America .............................................................        --            --
                                                                                            --------   -----------
  Total Assets ...........................................................................   198,334    61,962,945
                                                                                            --------   -----------
Liabilities:
Amount due to respective Funds ...........................................................        --            --
Amount due to MONY America ...............................................................       963        23,009
                                                                                            --------   -----------
  Total Liabilities ......................................................................       963        23,009
                                                                                            --------   -----------
Net Assets ...............................................................................  $197,371   $61,939,936
                                                                                            ========   ===========

                                                                                                  EQ/UBS         Fidelity VIP
                                                                                            Growth and Income   Asset Manager
                                                                                           ------------------- ---------------
Assets:
Shares held in respective Funds ..........................................................       3,420,497           11,150
                                                                                               -----------         --------
Investments at cost ......................................................................     $17,521,359         $159,752
                                                                                               -----------         --------
Investment in respective Funds, at net asset value .......................................     $20,591,391         $167,698
Amount due from respective Funds .........................................................              --               --
Amount due from MONY America .............................................................           1,079               21
                                                                                               -----------         --------
  Total Assets ...........................................................................      20,592,470          167,719
                                                                                               -----------         --------
Liabilities:
Amount due to respective Funds ...........................................................           1,079               21
Amount due to MONY America ...............................................................              --               --
                                                                                               -----------         --------
  Total Liabilities ......................................................................           1,079               21
                                                                                               -----------         --------
Net Assets ...............................................................................     $20,591,391         $167,698
                                                                                               ===========         ========

                                                                                             Fidelity VIP    Fidelity VIP
                                                                                            Contrafund(R)*      Growth*
                                                                                           ---------------- --------------
Assets:
Shares held in respective Funds ..........................................................      1,034,332        402,911
                                                                                              -----------    -----------
Investments at cost ......................................................................    $25,510,084    $12,621,868
                                                                                              -----------    -----------
Investment in respective Funds, at net asset value .......................................    $32,046,025    $13,539,463
Amount due from respective Funds .........................................................          7,831          6,524
Amount due from MONY America .............................................................             --             --
                                                                                              -----------    -----------
  Total Assets ...........................................................................     32,053,856     13,545,987
                                                                                              -----------    -----------
Liabilities:
Amount due to respective Funds ...........................................................             --             --
Amount due to MONY America ...............................................................          7,831          6,524
                                                                                              -----------    -----------
  Total Liabilities ......................................................................          7,831          6,524
                                                                                              -----------    -----------
Net Assets ...............................................................................    $32,046,025    $13,539,463
                                                                                              ===========    ===========
-------
*  Denotes multiple share classes held in the respective fund.
   Service                                                                                        492,954        276,122
   Initial                                                                                        541,378        126,789


                                                                                                Fidelity VIP
                                                                                            Growth Opportunities*
                                                                                           ----------------------
Assets:
Shares held in respective Funds ..........................................................          120,437
                                                                                                 ----------
Investments at cost ......................................................................       $1,766,933
                                                                                                 ----------
Investment in respective Funds, at net asset value .......................................       $2,087,434
Amount due from respective Funds .........................................................              126
Amount due from MONY America .............................................................               --
                                                                                                 ----------
  Total Assets ...........................................................................        2,087,560
                                                                                                 ----------
Liabilities:
Amount due to respective Funds ...........................................................               --
Amount due to MONY America ...............................................................              126
                                                                                                 ----------
  Total Liabilities ......................................................................              126
                                                                                                 ----------
Net Assets ...............................................................................       $2,087,434
                                                                                                 ==========
-------
*  Denotes multiple share classes held in the respective fund.
   Service                                                                                           94,471
   Initial                                                                                           25,966

+ Known as Morgan Stanley UIF ... with respect to MONY Corporate Sponsored
Variable Universal Life.

The accompanying notes are an integral part of these financial statements.


MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                                                               Fidelity VIP
                                                                                            Growth and Income
                                                                                           -------------------
Assets:
Shares held in respective Funds ..........................................................          77,411
                                                                                                ----------
Investments at cost ......................................................................      $1,053,552
                                                                                                ----------
Investment in respective Funds, at net asset value .......................................      $1,141,815
Amount due from respective Funds .........................................................              --
Amount due from MONY America .............................................................           2,750
                                                                                                ----------
  Total Assets ...........................................................................       1,144,565
                                                                                                ----------
Liabilities:
Amount due to respective Funds ...........................................................           2,750
Amount due to MONY America ...............................................................              --
                                                                                                ----------
  Total Liabilities ......................................................................           2,750
                                                                                                ----------
Net Assets ...............................................................................      $1,141,815
                                                                                                ==========

                                                                                            Franklin Income
                                                                                               Securities
                                                                                           -----------------
Assets:
Shares held in respective Funds ..........................................................         69,032
                                                                                               ----------
Investments at cost ......................................................................     $1,038,523
                                                                                               ----------
Investment in respective Funds, at net asset value .......................................     $1,057,572
Amount due from respective Funds .........................................................             --
Amount due from MONY America .............................................................          1,460
                                                                                               ----------
  Total Assets ...........................................................................      1,059,032
                                                                                               ----------
Liabilities:
Amount due to respective Funds ...........................................................          1,460
Amount due to MONY America ...............................................................             --
                                                                                               ----------
  Total Liabilities ......................................................................          1,460
                                                                                               ----------
Net Assets ...............................................................................     $1,057,572
                                                                                               ==========

                                                                                               Franklin Rising     Franklin Zero
                                                                                            Dividends Securities    Coupon 2010
                                                                                           ---------------------- ---------------
Assets:
Shares held in respective Funds ..........................................................          22,745              5,209
                                                                                                  --------            -------
Investments at cost ......................................................................        $381,252            $85,002
                                                                                                  --------            -------
Investment in respective Funds, at net asset value .......................................        $405,780            $83,130
Amount due from respective Funds .........................................................              --                 --
Amount due from MONY America .............................................................           1,269                107
                                                                                                  --------            -------
  Total Assets ...........................................................................         407,049             83,237
                                                                                                  --------            -------
Liabilities:
Amount due to respective Funds ...........................................................           1,269                107
Amount due to MONY America ...............................................................              --                 --
                                                                                                  --------            -------
  Total Liabilities ......................................................................           1,269                107
                                                                                                  --------            -------
Net Assets ...............................................................................        $405,780            $83,130
                                                                                                  ========            =======

                                                                                                              Janus Aspen Series
                                                                                              Janus Aspen       International
                                                                                            Series Balanced         Growth*
                                                                                           ----------------- -------------------
Assets:
Shares held in respective Funds ..........................................................        306,689            241,800
                                                                                               ----------         ----------
Investments at cost ......................................................................     $6,995,116         $6,659,444
                                                                                               ----------         ----------
Investment in respective Funds, at net asset value .......................................     $7,894,186         $8,558,959
Amount due from respective Funds .........................................................             --                 --
Amount due from MONY America .............................................................            718              2,361
                                                                                               ----------         ----------
  Total Assets ...........................................................................      7,894,904          8,561,320
                                                                                               ----------         ----------
Liabilities:
Amount due to respective Funds ...........................................................            718              2,361
Amount due to MONY America ...............................................................             --                 --
                                                                                               ----------         ----------
  Total Liabilities ......................................................................            718              2,361
                                                                                               ----------         ----------
Net Assets ...............................................................................     $7,894,186         $8,558,959
                                                                                               ==========         ==========
-------
*  Denotes multiple share classes held in the respective fund.
   Service                                                                                                            89,472
   Institutional                                                                                                     152,328

                                                                                             Janus Aspen
                                                                                               Series
                                                                                            Flexible Bond*
                                                                                           ---------------
Assets:
Shares held in respective Funds ..........................................................      783,623
                                                                                             ----------
Investments at cost ......................................................................   $9,657,820
                                                                                             ----------
Investment in respective Funds, at net asset value .......................................   $8,942,938
Amount due from respective Funds .........................................................           --
Amount due from MONY America .............................................................        1,738
                                                                                             ----------
  Total Assets ...........................................................................    8,944,676
                                                                                             ----------
Liabilities:
Amount due to respective Funds ...........................................................        1,738
Amount due to MONY America ...............................................................           --
                                                                                             ----------
  Total Liabilities ......................................................................        1,738
                                                                                             ----------
Net Assets ...............................................................................   $8,942,938
                                                                                             ==========
-------
*   Denotes multiple share classes held in the respective fund.
    Service                                                                                      74,513
    Institutional                                                                               709,110



MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                                                             Janus Aspen
                                                                                            Series Forty*
                                                                                           ---------------
Assets:
Shares held in respective Funds ..........................................................       752,545
                                                                                             -----------
Investments at cost ......................................................................   $17,326,532
                                                                                             -----------
Investment in respective Funds, at net asset value .......................................   $20,817,416
Amount due from respective Funds .........................................................         1,976
Amount due from MONY America .............................................................            --
                                                                                             -----------
  Total Assets ...........................................................................    20,819,392
                                                                                             -----------
Liabilities:
Amount due to respective Funds ...........................................................            --
Amount due to MONY America ...............................................................         1,976
                                                                                             -----------
  Total Liabilities ......................................................................         1,976
                                                                                             -----------
Net Assets ...............................................................................   $20,817,416
                                                                                             ===========
-------
*   Denotes multiple share classes held in the respective fund.
    Service                                                                                      695,929
    Institutional                                                                                 56,616

+   Known as Morgan Stanley UIF ... with respect to MONY Corporate Sponsored
    Variable Universal Life.

The accompanying notes are an integral part of these financial statements.


                                                                                            Janus Aspen Series
                                                                                              Mid Cap Growth
                                                                                           --------------------
Assets:
Shares held in respective Funds ..........................................................          542,681
                                                                                                -----------
Investments at cost ......................................................................      $12,385,599
                                                                                                -----------
Investment in respective Funds, at net asset value .......................................      $15,748,594
Amount due from respective Funds .........................................................               --
Amount due from MONY America .............................................................            4,451
                                                                                                -----------
  Total Assets ...........................................................................       15,753,045
                                                                                                -----------
Liabilities:
Amount due to respective Funds ...........................................................            4,451
Amount due to MONY America ...............................................................               --
                                                                                                -----------
  Total Liabilities ......................................................................            4,451
                                                                                                -----------
Net Assets ...............................................................................      $15,748,594
                                                                                                ===========

                                                                                            Janus Aspen Series
                                                                                               Mid Cap Value
                                                                                           --------------------
Assets:
Shares held in respective Funds ..........................................................         144,605
                                                                                                ----------
Investments at cost ......................................................................      $1,901,282
                                                                                                ----------
Investment in respective Funds, at net asset value .......................................      $2,206,672
Amount due from respective Funds .........................................................              --
Amount due from MONY America .............................................................             161
                                                                                                ----------
  Total Assets ...........................................................................       2,206,833
                                                                                                ----------
Liabilities:
Amount due to respective Funds ...........................................................             161
Amount due to MONY America ...............................................................              --
                                                                                                ----------
  Total Liabilities ......................................................................             161
                                                                                                ----------
Net Assets ...............................................................................      $2,206,672
                                                                                                ==========

                                                                                            Janus Aspen Series     Lord Abbett
                                                                                             Worldwide Growth    Bond-Debenture
                                                                                           -------------------- ----------------
Assets:
Shares held in respective Funds ..........................................................          505,243            97,077
                                                                                                -----------        ----------
Investments at cost ......................................................................      $13,506,708        $1,151,895
                                                                                                -----------        ----------
Investment in respective Funds, at net asset value .......................................      $14,126,604        $1,115,417
Amount due from respective Funds .........................................................               96                --
Amount due from MONY America .............................................................               --             1,520
                                                                                                -----------        ----------
  Total Assets ...........................................................................       14,126,700         1,116,937
                                                                                                -----------        ----------
Liabilities:
Amount due to respective Funds ...........................................................               --             1,520
Amount due to MONY America ...............................................................               96                --
                                                                                                -----------        ----------
  Total Liabilities ......................................................................               96             1,520
                                                                                                -----------        ----------
Net Assets ...............................................................................      $14,126,604        $1,115,417
                                                                                                ===========        ==========

                                                                                               Lord Abbett       Lord Abbett
                                                                                            Growth and Income   Mid-Cap Value
                                                                                           ------------------- --------------
Assets:
Shares held in respective Funds ..........................................................         205,306          726,346
                                                                                                ----------      -----------
Investments at cost ......................................................................      $4,978,868      $13,553,320
                                                                                                ----------      -----------
Investment in respective Funds, at net asset value .......................................      $5,370,808      $15,318,638
Amount due from respective Funds .........................................................              --               --
Amount due from MONY America .............................................................           4,480           10,616
                                                                                                ----------      -----------
  Total Assets ...........................................................................       5,375,288       15,329,254
                                                                                                ----------      -----------
Liabilities:
Amount due to respective Funds ...........................................................           4,480           10,616
Amount due to MONY America ...............................................................              --               --
                                                                                                ----------      -----------
  Total Liabilities ......................................................................           4,480           10,616
                                                                                                ----------      -----------
Net Assets ...............................................................................      $5,370,808      $15,318,638
                                                                                                ==========      ===========

+   Known as Morgan Stanley UIF ... with respect to MONY Corporate Sponsored
    Variable Universal Life.

The accompanying notes are an integral part of these financial statements.


MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                          MFS(R) Mid   MFS(R) New   MFS(R) Total
                                                          Cap Growth    Discovery      Return
                                                         ------------ ------------ --------------
Assets:
Shares held in respective Funds ........................     156,559       70,521       218,536
                                                          ----------   ----------    ----------
Investments at cost ....................................  $  920,954   $  957,660    $4,259,199
                                                          ----------   ----------    ----------
Investment in respective Funds, at net asset value .....  $1,142,884   $1,103,660    $4,521,502
Amount due from respective Funds .......................          --           --            --
Amount due from MONY America ...........................         667            3           344
                                                          ----------   ----------    ----------
  Total Assets .........................................   1,143,551    1,103,663     4,521,846
                                                          ----------   ----------    ----------
Liabilities:
Amount due to respective Funds .........................         667            3           344
Amount due to MONY America .............................          --           --            --
                                                          ----------   ----------    ----------
  Total Liabilities ....................................         667            3           344
                                                          ----------   ----------    ----------
Net Assets .............................................  $1,142,884   $1,103,660    $4,521,502
                                                          ==========   ==========    ==========

                                                                             Morgan Stanley  Morgan Stanley
                                                                             UIF Core Plus    UIF Emerging     Morgan Stanley
                                                          MFS(R) Utilities    Fixed Income    Markets Debt    UIF Equity Growth
                                                         ------------------ --------------- ---------------- ------------------
Assets:
Shares held in respective Funds ........................         52,097         1,352,937         49,648            23,036
                                                             ----------       -----------       --------          --------
Investments at cost ....................................     $1,026,114       $15,896,557       $437,917          $304,080
                                                             ----------       -----------       --------          --------
Investment in respective Funds, at net asset value .....     $1,236,789       $15,599,366       $448,819          $364,656
Amount due from respective Funds .......................             --                --             --                --
Amount due from MONY America ...........................          1,619             1,005            565                --
                                                             ----------       -----------       --------          --------
  Total Assets .........................................      1,238,408        15,600,371        449,384           364,656
                                                             ----------       -----------       --------          --------
Liabilities:
Amount due to respective Funds .........................          1,619             1,005            565                --
Amount due to MONY America .............................             --                --             --                --
                                                             ----------       -----------       --------          --------
  Total Liabilities ....................................          1,619             1,005            565                --
                                                             ----------       -----------       --------          --------
Net Assets .............................................     $1,236,789       $15,599,366       $448,819          $364,656
                                                             ==========       ===========       ========          ========

-------
*   Denotes multiple share classes held in the respective fund.

+ Known as Morgan Stanley UIF ... with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                          Morgan Stanley  Old Mutual    Old Mutual
                                                            UIF Value       Mid-Cap    Select Value
                                                         --------------- ------------ --------------
Assets:
Shares held in respective Funds ........................       906,656       150,344       61,892
                                                           -----------    ----------     --------
Investments at cost ....................................   $12,595,078    $2,073,542     $807,733
                                                           -----------    ----------     --------
Investment in respective Funds, at net asset value .....   $13,137,439    $2,509,233     $881,965
Amount due from respective Funds .......................         6,932            --           --
Amount due from MONY America ...........................                       2,288          302
                                                           -----------    ----------     --------
  Total Assets .........................................    13,144,371     2,511,521      882,267
                                                           -----------    ----------     --------
Liabilities:
Amount due to respective Funds .........................            --         2,288          302
Amount due to MONY America .............................         6,932            --           --
                                                           -----------    ----------     --------
  Total Liabilities ....................................         6,932         2,288          302
                                                           -----------    ----------     --------
Net Assets .............................................   $13,137,439    $2,509,233     $881,965
                                                           ===========    ==========     ========

                                                             Oppenheimer        Oppenheimer      PIMCO Global     PIMCO Real
                                                          Global Securities   Main Street(R)   Bond (Unhedged)      Return
                                                         ------------------- ---------------- ----------------- --------------
Assets:
Shares held in respective Funds ........................          39,763           24,178            183,791       1,584,165
                                                              ----------         --------         ----------     -----------
Investments at cost ....................................      $1,098,496         $477,189         $2,328,265     $20,135,612
                                                              ----------         --------         ----------     -----------
Investment in respective Funds, at net asset value .....      $1,318,553         $522,970         $2,188,952     $20,103,053
Amount due from respective Funds .......................              --               --                 --              --
Amount due from MONY America ...........................           3,310              791              1,128           3,504
                                                              ----------         --------         ----------     -----------
  Total Assets .........................................       1,321,863          523,761          2,190,080      20,106,557
                                                              ----------         --------         ----------     -----------
Liabilities:
Amount due to respective Funds .........................           3,310              791              1,128           3,504
Amount due to MONY America .............................              --               --                 --              --
                                                              ----------         --------         ----------     -----------
  Total Liabilities ....................................           3,310              791              1,128           3,504
                                                              ----------         --------         ----------     -----------
Net Assets .............................................      $1,318,553         $522,970         $2,188,952     $20,103,053
                                                              ==========         ========         ==========     ===========

-------
* Denotes multiple share classes held in the respective fund.

+ Known as Morgan Stanley UIF ... with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                                PIMCO                         T. Rowe Price
                                                              StocksPLUS      T. Rowe Price   International
                                                          Growth and Income   Equity Income       Stock
                                                         ------------------- --------------- ---------------
Assets:
Shares held in respective Funds ........................         360,408         1,329,462         422,122
                                                              ----------       -----------      ----------
Investments at cost ....................................      $3,150,241       $24,631,595      $5,390,905
                                                              ----------       -----------      ----------
Investment in respective Funds, at net asset value .....      $3,676,161       $28,968,981      $6,462,684
Amount due from respective Funds .......................              --                --          42,555
Amount due from MONY America ...........................           2,207             1,372              --
                                                              ----------       -----------      ----------
  Total Assets .........................................       3,678,368        28,970,353       6,505,239
                                                              ----------       -----------      ----------
Liabilities:
Amount due to respective Funds .........................           2,207             1,372              --
Amount due to MONY America .............................              --                --          42,555
                                                              ----------       -----------      ----------
  Total Liabilities ....................................           2,207             1,372          42,555
                                                              ----------       -----------      ----------
Net Assets .............................................      $3,676,161       $28,968,981      $6,462,684
                                                              ==========       ===========      ==========

                                                                              T. Rowe Price     T. Rowe Price
                                                            T. Rowe Price      New America         Personal       T. Rowe Price
                                                          Limited-Term Bond       Growth      Strategy Balanced   Prime Reserve
                                                         ------------------- --------------- ------------------- --------------
Assets:
Shares held in respective Funds ........................         684,392           350,998           155,102        5,953,891
                                                              ----------        ----------        ----------       ----------
Investments at cost ....................................      $3,416,200        $6,700,440        $2,680,811       $5,953,891
                                                              ----------        ----------        ----------       ----------
Investment in respective Funds, at net asset value .....      $3,346,675        $7,132,282        $2,855,423       $5,953,891
Amount due from respective Funds .......................              --                --                --              179
Amount due from MONY America ...........................           2,279                43               134               --
                                                              ----------        ----------        ----------       ----------
  Total Assets .........................................       3,348,954         7,132,325         2,855,557        5,954,070
                                                              ----------        ----------        ----------       ----------
Liabilities:
Amount due to respective Funds .........................           2,279                43               134               --
Amount due to MONY America .............................              --                --                --              179
                                                              ----------        ----------        ----------       ----------
  Total Liabilities ....................................           2,279                43               134              179
                                                              ----------        ----------        ----------       ----------
Net Assets .............................................      $3,346,675        $7,132,282        $2,855,423       $5,953,891
                                                              ==========        ==========        ==========       ==========

-------

*   Denotes multiple share classes held in the respective fund.

+ Known as Morgan Stanley UIF ... with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                             Van Kampen       Van Kampen
                                                            UIF Emerging      UIF Global
                                                          Markets Equity    Value Equity+
                                                         ----------------- ---------------
Assets:
Shares held in respective Funds ........................        58,531            97,622
                                                              --------        ----------
Investments at cost ....................................      $537,835        $1,273,328
                                                              --------        ----------
Investment in respective Funds, at net asset value .....      $862,157        $1,451,647
Amount due from respective Funds .......................            --                --
Amount due from MONY America ...........................           338             3,550
                                                              --------        ----------
  Total Assets .........................................       862,495         1,455,197
                                                              --------        ----------
Liabilities:
Amount due to respective Funds .........................           338             3,550
Amount due to MONY America .............................            --                --
                                                              --------        ----------
  Total Liabilities ....................................           338             3,550
                                                              --------        ----------
Net Assets .............................................      $862,157        $1,451,647
                                                              ========        ==========

                                                            Van Kampen                          Van Eck         Van Eck
                                                          UIF U.S. Real       Van Eck          Worldwide       Worldwide
                                                             Estate+      Worldwide Bond   Emerging Markets   Hard Assets
                                                         --------------- ---------------- ------------------ ------------
Assets:
Shares held in respective Funds ........................       295,502         50,238            197,261          74,856
                                                            ----------       --------         ----------      ----------
Investments at cost ....................................    $5,365,913       $612,924         $3,170,853      $1,639,265
                                                            ----------       --------         ----------      ----------
Investment in respective Funds, at net asset value .....    $6,820,199       $604,364         $3,927,465      $2,076,492
Amount due from respective Funds .......................            --             --                 --              --
Amount due from MONY America ...........................         2,629            168              6,423              10
                                                            ----------       --------         ----------      ----------
  Total Assets .........................................     6,822,828        604,532          3,933,888       2,076,502
                                                            ----------       --------         ----------      ----------
Liabilities:
Amount due to respective Funds .........................         2,629            168              6,423              10
Amount due to MONY America .............................            --             --                 --              --
                                                            ----------       --------         ----------      ----------
  Total Liabilities ....................................         2,629            168              6,423              10
                                                            ----------       --------         ----------      ----------
Net Assets .............................................    $6,820,199       $604,364         $3,927,465      $2,076,492
                                                            ==========       ========         ==========      ==========

-------

*   Denotes multiple share classes held in the respective fund.

+ Known as Morgan Stanley UIF ... with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                      Fund Name                                            Option
---------------------------------------------------- --------------------------------------------------
AIM V.I. Basic Value ............................... MONY Variable Universal Life
AIM V.I. Financial Services ........................ MONY Corporate Sponsored Variable Universal Life
AIM V.I. Financial Services ........................ MONY Variable Universal Life
AIM V.I. Financial Services ........................ Survivorship Variable Universal Life
AIM V.I. Global Health Care ........................ MONY Corporate Sponsored Variable Universal Life
AIM V.I. Global Health Care ........................ MONY Variable Universal Life
AIM V.I. Global Health Care ........................ Survivorship Variable Universal Life
AIM V.I. Mid Cap Core Equity ....................... MONY Variable Universal Life
AIM V.I. Technology ................................ MONY Corporate Sponsored Variable Universal Life
AIM V.I. Technology ................................ MONY Variable Universal Life
AIM V.I. Technology ................................ Survivorship Variable Universal Life
Alger American Balanced ............................ MONY Corporate Sponsored Variable Universal Life
Alger American Balanced ............................ MONY Variable Universal Life
Alger American Balanced ............................ Survivorship Variable Universal Life
Alger American MidCap Growth ....................... MONY Corporate Sponsored Variable Universal Life
Alger American MidCap Growth ....................... MONY Variable Universal Life
Alger American MidCap Growth ....................... Survivorship Variable Universal Life
Alger American MidCap Growth ....................... MONY Custom Estate Master
Alger American MidCap Growth ....................... MONY Custom Equity Master
Dreyfus IP Small Cap Stock Index ................... MONY Corporate Sponsored Variable Universal Life
Dreyfus IP Small Cap Stock Index ................... MONY Variable Universal Life
Dreyfus Socially Responsible Growth Fund, Inc. ..... MONY Corporate Sponsored Variable Universal Life
Dreyfus Socially Responsible Growth Fund, Inc. ..... MONY Custom Estate Master
Dreyfus Socially Responsible Growth Fund, Inc. ..... MONY Custom Equity Master
Dreyfus Socially Responsible Growth Fund, Inc. ..... MONY Equity Master
Dreyfus Stock Index Fund, Inc. ..................... MONY Corporate Sponsored Variable Universal Life
Dreyfus Stock Index Fund, Inc. ..................... MONY Custom Estate Master
Dreyfus Stock Index Fund, Inc. ..................... MONY Custom Equity Master
Dreyfus Stock Index Fund, Inc. ..................... MONY Equity Master
Dreyfus VIF Appreciation ........................... MONY Corporate Sponsored Variable Universal Life
Dreyfus VIF International Value .................... MONY Corporate Sponsored Variable Universal Life
Dreyfus VIF Small Company Stock .................... MONY Corporate Sponsored Variable Universal Life
EQ/Bear Stearns Small Company Growth ............... MONY Corporate Sponsored Variable Universal Life
EQ/Bear Stearns Small Company Growth ............... MONY Variable Universal Life
EQ/Bear Stearns Small Company Growth ............... Survivorship Variable Universal Life
EQ/Bear Stearns Small Company Growth ............... MONY Custom Estate Master
EQ/Bear Stearns Small Company Growth ............... MONY Custom Equity Master
EQ/Bear Stearns Small Company Growth ............... MONY Equity Master
EQ/Boston Advisors Equity Income ................... MONY Variable Universal Life
EQ/Boston Advisors Equity Income ................... Survivorship Variable Universal Life
EQ/Boston Advisors Equity Income ................... MONY Custom Estate Master
EQ/Boston Advisors Equity Income ................... MONY Custom Equity Master
EQ/Boston Advisors Equity Income ................... MONY Strategist
EQ/Boston Advisors Equity Income ................... MONY Equity Master
EQ/Calvert Socially Responsible .................... MONY Variable Universal Life
EQ/Calvert Socially Responsible .................... Survivorship Variable Universal Life
EQ/Capital Guardian Research ....................... MONY Strategist
EQ/Caywood-Scholl High Yield Bond .................. MONY Corporate Sponsored Variable Universal Life
EQ/Caywood-Scholl High Yield Bond .................. MONY Custom Estate Master
EQ/Caywood-Scholl High Yield Bond .................. MONY Custom Equity Master
EQ/Caywood-Scholl High Yield Bond .................. MONY Equity Master
EQ/Enterprise Moderate Allocation .................. MONY Corporate Sponsored Variable Universal Life
EQ/Enterprise Moderate Allocation .................. MONY Variable Universal Life
EQ/Enterprise Moderate Allocation .................. Survivorship Variable Universal Life

                                                                 Mortality
                                                                     &
                                                                  Expense   Unit Fair      Units
                      Fund Name                         Class      Ratio      Value     Outstanding
---------------------------------------------------- ---------- ---------- ----------- ------------
AIM V.I. Basic Value ...............................  Series I      0.35%   $  13.39       40,075
AIM V.I. Financial Services ........................  Series I        --    $  12.87        2,221
AIM V.I. Financial Services ........................  Series I      0.35%      12.88       20,890
AIM V.I. Financial Services ........................  Series I      0.35%      13.30        1,774
AIM V.I. Global Health Care ........................  Series I        --    $  12.66       11,609
AIM V.I. Global Health Care ........................  Series I      0.35%      11.95       45,006
AIM V.I. Global Health Care ........................  Series I      0.35%      12.11          101
AIM V.I. Mid Cap Core Equity .......................  Series I      0.35%   $  13.72       25,675
AIM V.I. Technology ................................  Series I        --    $  11.70        5,392
AIM V.I. Technology ................................  Series I      0.35%       8.98       11,423
AIM V.I. Technology ................................  Series I      0.35%      10.38           --
Alger American Balanced ............................      O           --    $  12.66      163,407
Alger American Balanced ............................      O         0.35%      12.17      141,235
Alger American Balanced ............................      O         0.35%      12.10        5,948
Alger American MidCap Growth .......................      O           --    $  14.55      381,378
Alger American MidCap Growth .......................      O         0.35%      14.22      189,552
Alger American MidCap Growth .......................      O         0.35%      13.37        7,840
Alger American MidCap Growth .......................      O         0.35%      14.37        7,478
Alger American MidCap Growth .......................      O         0.35%      13.90      108,563
Dreyfus IP Small Cap Stock Index ...................   Service        --    $  14.87      378,352
Dreyfus IP Small Cap Stock Index ...................   Service      0.35%      15.32       51,257
Dreyfus Socially Responsible Growth Fund, Inc. .....   Initial        --    $   8.14       10,070
Dreyfus Socially Responsible Growth Fund, Inc. .....   Initial      0.35%       7.07       10,997
Dreyfus Socially Responsible Growth Fund, Inc. .....   Initial      0.35%       7.34      161,710
Dreyfus Socially Responsible Growth Fund, Inc. .....   Initial      0.75%       8.14       16,837
Dreyfus Stock Index Fund, Inc. .....................   Initial        --    $  14.82    3,116,865
Dreyfus Stock Index Fund, Inc. .....................   Initial      0.35%       9.64      121,565
Dreyfus Stock Index Fund, Inc. .....................   Initial      0.35%       9.70    1,238,444
Dreyfus Stock Index Fund, Inc. .....................   Initial      0.75%       8.79      514,143
Dreyfus VIF Appreciation ...........................   Initial        --    $  14.70       69,510
Dreyfus VIF International Value ....................   Initial        --    $  14.60      819,258
Dreyfus VIF Small Company Stock ....................   Initial        --    $  14.82      193,435
EQ/Bear Stearns Small Company Growth ...............      B           --    $  11.98      241,822
EQ/Bear Stearns Small Company Growth ...............      B         0.35%      11.79      237,047
EQ/Bear Stearns Small Company Growth ...............      B         0.35%      11.73        3,261
EQ/Bear Stearns Small Company Growth ...............      B         0.35%      16.94       61,445
EQ/Bear Stearns Small Company Growth ...............      B         0.35%      17.41      480,311
EQ/Bear Stearns Small Company Growth ...............      B         0.75%      11.13      111,516
EQ/Boston Advisors Equity Income ...................      B         0.35%   $  13.80      112,673
EQ/Boston Advisors Equity Income ...................      B         0.35%      13.15       11,054
EQ/Boston Advisors Equity Income ...................      B         0.35%      13.29       75,673
EQ/Boston Advisors Equity Income ...................      B         0.35%      13.57      359,997
EQ/Boston Advisors Equity Income ...................      A         0.60%      10.11       61,106
EQ/Boston Advisors Equity Income ...................      B         0.75%      11.86      172,633
EQ/Calvert Socially Responsible ....................      B         0.35%   $  10.43       25,267
EQ/Calvert Socially Responsible ....................      B         0.35%      10.43           --
EQ/Capital Guardian Research .......................      A         0.60%   $  10.39      186,997
EQ/Caywood-Scholl High Yield Bond ..................      B           --    $  16.42       96,073
EQ/Caywood-Scholl High Yield Bond ..................      B         0.35%      14.60       56,377
EQ/Caywood-Scholl High Yield Bond ..................      B         0.35%      14.68      300,015
EQ/Caywood-Scholl High Yield Bond ..................      B         0.75%      20.58      319,272
EQ/Enterprise Moderate Allocation ..................      B           --    $  12.07       11,978
EQ/Enterprise Moderate Allocation ..................      B         0.35%      11.51      181,740
EQ/Enterprise Moderate Allocation ..................      B         0.35%      11.07       12,128

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

               Fund Name                                      Option
--------------------------------------- --------------------------------------------------
EQ/Enterprise Moderate Allocation ..... MONY Custom Estate Master
EQ/Enterprise Moderate Allocation ..... MONY Custom Equity Master
EQ/Enterprise Moderate Allocation ..... MONY Equity Master
EQ/GAMCO Small Company Value .......... MONY Corporate Sponsored Variable Universal Life
EQ/GAMCO Small Company Value .......... MONY Variable Universal Life
EQ/GAMCO Small Company Value .......... Survivorship Variable Universal Life
EQ/GAMCO Small Company Value .......... MONY Custom Estate Master
EQ/GAMCO Small Company Value .......... MONY Custom Equity Master
EQ/GAMCO Small Company Value .......... MONY Equity Master
EQ/Government Securities .............. MONY Corporate Sponsored Variable Universal Life
EQ/Government Securities .............. MONY Variable Universal Life
EQ/Government Securities .............. Survivorship Variable Universal Life
EQ/Government Securities .............. MONY Custom Estate Master
EQ/Government Securities .............. MONY Custom Equity Master
EQ/Government Securities .............. MONY Equity Master
EQ/Intermediate Term Bond ............. MONY Corporate Sponsored Variable Universal Life
EQ/Intermediate Term Bond ............. MONY Custom Estate Master
EQ/Intermediate Term Bond ............. MONY Custom Equity Master
EQ/Intermediate Term Bond ............. MONY Strategist
EQ/Intermediate Term Bond ............. MONY Equity Master
EQ/International Growth ............... MONY Corporate Sponsored Variable Universal Life
EQ/International Growth ............... MONY Custom Estate Master
EQ/International Growth ............... MONY Custom Equity Master
EQ/International Growth ............... MONY Equity Master
EQ/Long Term Bond ..................... MONY Corporate Sponsored Variable Universal Life
EQ/Long Term Bond ..................... MONY Variable Universal Life
EQ/Long Term Bond ..................... Survivorship Variable Universal Life
EQ/Long Term Bond ..................... MONY Custom Estate Master
EQ/Long Term Bond ..................... MONY Custom Equity Master
EQ/Long Term Bond ..................... MONY Strategist
EQ/Long Term Bond ..................... MONY Equity Master
EQ/Marsico Focus ...................... MONY Custom Estate Master
EQ/Marsico Focus ...................... MONY Custom Equity Master
EQ/Marsico Focus ...................... MONY Equity Master
EQ/Money Market ....................... MONY Corporate Sponsored Variable Universal Life
EQ/Money Market ....................... MONY Variable Universal Life
EQ/Money Market ....................... Survivorship Variable Universal Life
EQ/Money Market ....................... MONY Custom Estate Master
EQ/Money Market ....................... MONY Custom Equity Master
EQ/Money Market ....................... MONY Strategist
EQ/Money Market ....................... MONY Equity Master
EQ/Montag & Caldwell Growth ........... MONY Corporate Sponsored Variable Universal Life
EQ/Montag & Caldwell Growth ........... MONY Variable Universal Life
EQ/Montag & Caldwell Growth ........... Survivorship Variable Universal Life
EQ/Montag & Caldwell Growth ........... MONY Custom Estate Master
EQ/Montag & Caldwell Growth ........... MONY Custom Equity Master
EQ/Montag & Caldwell Growth ........... MONY Equity Master
EQ/PIMCO Real Return .................. MONY Corporate Sponsored Variable Universal Life
EQ/PIMCO Real Return .................. MONY Variable Universal Life
EQ/PIMCO Real Return .................. Survivorship Variable Universal Life
EQ/PIMCO Real Return .................. MONY Custom Estate Master
EQ/PIMCO Real Return .................. MONY Custom Equity Master
EQ/Short Duration Bond ................ MONY Variable Universal Life

                                                 Mortality
                                                     &
                                                  Expense   Unit Fair      Units
               Fund Name                 Class     Ratio      Value     Outstanding
--------------------------------------- ------- ---------- ----------- ------------
EQ/Enterprise Moderate Allocation .....    B        0.35%   $  10.48      191,813
EQ/Enterprise Moderate Allocation .....    B        0.35%      10.62    1,295,197
EQ/Enterprise Moderate Allocation .....    B        0.75%      22.13    3,591,644
EQ/GAMCO Small Company Value ..........    B          --    $  26.00      231,201
EQ/GAMCO Small Company Value ..........    B        0.35%      16.24      406,911
EQ/GAMCO Small Company Value ..........    B        0.35%      15.61       20,800
EQ/GAMCO Small Company Value ..........    B        0.35%      20.34       92,524
EQ/GAMCO Small Company Value ..........    B        0.35%      21.54      952,635
EQ/GAMCO Small Company Value ..........    B        0.75%      39.58    1,030,755
EQ/Government Securities ..............    A          --    $  13.88      436,255
EQ/Government Securities ..............    A        0.35%      10.90      195,525
EQ/Government Securities ..............    A        0.35%      10.91        7,150
EQ/Government Securities ..............    A        0.35%      12.82       32,601
EQ/Government Securities ..............    A        0.35%      12.78      248,715
EQ/Government Securities ..............    A        0.75%      15.49      127,460
EQ/Intermediate Term Bond .............    A          --    $  14.50      241,917
EQ/Intermediate Term Bond .............    A        0.35%      13.39       30,947
EQ/Intermediate Term Bond .............    A        0.35%      13.30      161,574
EQ/Intermediate Term Bond .............    A        0.60%      32.83        3,251
EQ/Intermediate Term Bond .............    A        0.75%      16.41       86,617
EQ/International Growth ...............    B          --    $  11.12       16,228
EQ/International Growth ...............    B        0.35%      10.12       56,046
EQ/International Growth ...............    B        0.35%      10.78      479,287
EQ/International Growth ...............    B        0.75%      16.17      663,152
EQ/Long Term Bond .....................    A          --    $  16.60      125,735
EQ/Long Term Bond .....................    A        0.35%      12.97      110,196
EQ/Long Term Bond .....................    A        0.35%      13.13        3,375
EQ/Long Term Bond .....................    A        0.35%      15.10       40,573
EQ/Long Term Bond .....................    A        0.35%      14.68      272,917
EQ/Long Term Bond .....................    A        0.60%      48.56        1,025
EQ/Long Term Bond .....................    A        0.75%      21.28      123,534
EQ/Marsico Focus ......................    B        0.35%   $  10.62       96,043
EQ/Marsico Focus ......................    B        0.35%      10.62      712,315
EQ/Marsico Focus ......................    B        0.75%      10.60      279,981
EQ/Money Market .......................    A          --    $  10.11    2,583,386
EQ/Money Market .......................    A        0.35%      10.10      290,281
EQ/Money Market .......................    A        0.35%      10.10        2,729
EQ/Money Market .......................    A        0.35%      10.10      136,168
EQ/Money Market .......................    A        0.35%      10.10      553,676
EQ/Money Market .......................    A        0.60%      10.10        3,863
EQ/Money Market .......................    A        0.75%      10.09      292,567
EQ/Montag & Caldwell Growth ...........    B          --    $   8.19       69,800
EQ/Montag & Caldwell Growth ...........    B        0.35%      10.22      602,997
EQ/Montag & Caldwell Growth ...........    B        0.35%      10.00       19,926
EQ/Montag & Caldwell Growth ...........    B        0.35%       9.71      497,813
EQ/Montag & Caldwell Growth ...........    B        0.35%       9.98    3,786,627
EQ/Montag & Caldwell Growth ...........    B        0.75%       7.88      557,141
EQ/PIMCO Real Return ..................    B          --    $  11.73    1,204,755
EQ/PIMCO Real Return ..................    B        0.35%      11.77      124,116
EQ/PIMCO Real Return ..................    B        0.35%      11.71        5,716
EQ/PIMCO Real Return ..................    B        0.35%      11.67       13,623
EQ/PIMCO Real Return ..................    B        0.35%      11.70       50,490
EQ/Short Duration Bond ................    B        0.35%   $  10.25       19,264

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                  Fund Name                                         Option
--------------------------------------------- --------------------------------------------------
EQ/TCW Equity ............................... MONY Corporate Sponsored Variable Universal Life
EQ/TCW Equity ............................... MONY Custom Estate Master
EQ/TCW Equity ............................... MONY Custom Equity Master
EQ/TCW Equity ............................... MONY Equity Master
EQ/UBS Growth and Income .................... MONY Variable Universal Life
EQ/UBS Growth and Income .................... Survivorship Variable Universal Life
EQ/UBS Growth and Income .................... MONY Custom Estate Master
EQ/UBS Growth and Income .................... MONY Custom Equity Master
EQ/UBS Growth and Income .................... MONY Equity Master
Fidelity VIP Asset Manager .................. MONY Corporate Sponsored Variable Universal Life
Fidelity VIP Contrafund(R) .................. MONY Corporate Sponsored Variable Universal Life
Fidelity VIP Contrafund(R) .................. MONY Custom Estate Master
Fidelity VIP Contrafund(R) .................. MONY Custom Equity Master
Fidelity VIP Contrafund(R) .................. MONY Equity Master
Fidelity VIP Growth ......................... MONY Corporate Sponsored Variable Universal Life
Fidelity VIP Growth ......................... MONY Custom Estate Master
Fidelity VIP Growth ......................... MONY Custom Equity Master
Fidelity VIP Growth ......................... MONY Equity Master
Fidelity VIP Growth Opportunities ........... MONY Corporate Sponsored Variable Universal Life
Fidelity VIP Growth Opportunities ........... MONY Custom Estate Master
Fidelity VIP Growth Opportunities ........... MONY Custom Equity Master
Fidelity VIP Growth Opportunities ........... MONY Equity Master
Fidelity VIP Growth and Income .............. MONY Corporate Sponsored Variable Universal Life
Franklin Income Securities .................. MONY Variable Universal Life
Franklin Rising Dividends Securities ........ MONY Variable Universal Life
Franklin Zero Coupon 2010 ................... MONY Variable Universal Life
Janus Aspen Series Balanced ................. MONY Custom Estate Master
Janus Aspen Series Balanced ................. MONY Custom Equity Master
Janus Aspen Series Balanced ................. MONY Equity Master
Janus Aspen Series International Growth ..... MONY Corporate Sponsored Variable Universal Life
Janus Aspen Series International Growth ..... MONY Variable Universal Life
Janus Aspen Series International Growth ..... Survivorship Variable Universal Life
Janus Aspen Series Flexible Bond ............ MONY Corporate Sponsored Variable Universal Life
Janus Aspen Series Flexible Bond ............ MONY Variable Universal Life
Janus Aspen Series Flexible Bond ............ Survivorship Variable Universal Life
Janus Aspen Series Forty .................... MONY Corporate Sponsored Variable Universal Life
Janus Aspen Series Forty .................... MONY Variable Universal Life
Janus Aspen Series Forty .................... Survivorship Variable Universal Life
Janus Aspen Series Forty .................... MONY Custom Estate Master
Janus Aspen Series Forty .................... MONY Custom Equity Master
Janus Aspen Series Forty .................... MONY Equity Master
Janus Aspen Series Mid Cap Growth ........... MONY Corporate Sponsored Variable Universal Life
Janus Aspen Series Mid Cap Growth ........... MONY Custom Estate Master
Janus Aspen Series Mid Cap Growth ........... MONY Custom Equity Master
Janus Aspen Series Mid Cap Growth ........... MONY Equity Master
Janus Aspen Series Mid Cap Value ............ MONY Corporate Sponsored Variable Universal Life
Janus Aspen Series Worldwide Growth ......... MONY Corporate Sponsored Variable Universal Life
Janus Aspen Series Worldwide Growth ......... MONY Custom Estate Master
Janus Aspen Series Worldwide Growth ......... MONY Custom Equity Master
Janus Aspen Series Worldwide Growth ......... MONY Equity Master

                                                               Mortality
                                                                   &
                                                                Expense   Unit Fair      Units
                  Fund Name                        Class         Ratio      Value     Outstanding
--------------------------------------------- --------------- ---------- ----------- ------------
EQ/TCW Equity ...............................       B               --    $  13.49      465,518
EQ/TCW Equity ...............................       B             0.35%      11.09      151,387
EQ/TCW Equity ...............................       B             0.35%      11.20    1,224,524
EQ/TCW Equity ...............................       B             0.75%      23.54    1,709,772
EQ/UBS Growth and Income ....................       B             0.35%   $  12.50      170,217
EQ/UBS Growth and Income ....................       B             0.35%      11.81        8,429
EQ/UBS Growth and Income ....................       B             0.35%      12.03      168,160
EQ/UBS Growth and Income ....................       B             0.35%      12.22    1,071,709
EQ/UBS Growth and Income ....................       B             0.75%       9.76      332,142
Fidelity VIP Asset Manager ..................    Initial            --    $  11.08       15,149
Fidelity VIP Contrafund(R) ..................    Initial            --    $  13.67    1,228,940
Fidelity VIP Contrafund(R) ..................    Service          0.35%      13.30       48,005
Fidelity VIP Contrafund(R) ..................    Service          0.35%      14.30      630,028
Fidelity VIP Contrafund(R) ..................    Service          0.75%      12.48      448,714
Fidelity VIP Growth .........................    Initial            --    $   8.72      489,954
Fidelity VIP Growth .........................    Service          0.35%       8.07       69,697
Fidelity VIP Growth .........................    Service          0.35%       8.27      739,678
Fidelity VIP Growth .........................    Service          0.75%       6.81      379,990
Fidelity VIP Growth Opportunities ...........    Initial            --    $   8.40       53,622
Fidelity VIP Growth Opportunities ...........    Service          0.35%       8.46       11,057
Fidelity VIP Growth Opportunities ...........    Service          0.35%       8.29      172,421
Fidelity VIP Growth Opportunities ...........    Service          0.75%      10.49       10,850
Fidelity VIP Growth and Income ..............    Initial            --    $  10.36      110,223
Franklin Income Securities ..................       2             0.35%   $  12.93       81,801
Franklin Rising Dividends Securities ........       2             0.35%   $  12.93       31,384
Franklin Zero Coupon 2010 ...................       2             0.35%   $  10.76        7,726
Janus Aspen Series Balanced ................. Institutional       0.35%   $  11.91       66,345
Janus Aspen Series Balanced ................. Institutional       0.35%      12.13      496,022
Janus Aspen Series Balanced ................. Institutional       0.75%      11.79       92,180
Janus Aspen Series International Growth ..... Institutional         --    $  12.40      436,708
Janus Aspen Series International Growth .....    Service          0.35%      16.70      179,454
Janus Aspen Series International Growth .....    Service          0.35%      16.65        9,099
Janus Aspen Series Flexible Bond ............ Institutional         --    $  14.28      564,031
Janus Aspen Series Flexible Bond ............    Service          0.35%      12.05       70,820
Janus Aspen Series Flexible Bond ............    Service          0.35%      12.04        2,829
Janus Aspen Series Forty .................... Institutional         --    $   8.62      930,494
Janus Aspen Series Forty ....................    Service          0.35%      13.97      106,199
Janus Aspen Series Forty ....................    Service          0.35%      14.08        5,069
Janus Aspen Series Forty .................... Institutional       0.35%      10.62       69,909
Janus Aspen Series Forty .................... Institutional       0.35%      11.21      535,408
Janus Aspen Series Forty .................... Institutional       0.75%       8.35      538,124
Janus Aspen Series Mid Cap Growth ........... Institutional         --    $   6.15      716,420
Janus Aspen Series Mid Cap Growth ........... Institutional       0.35%       6.17      107,845
Janus Aspen Series Mid Cap Growth ........... Institutional       0.35%       7.44    1,302,591
Janus Aspen Series Mid Cap Growth ........... Institutional       0.75%      10.07       97,896
Janus Aspen Series Mid Cap Value ............    Service            --    $  12.98      170,022
Janus Aspen Series Worldwide Growth ......... Institutional         --    $   7.72      189,178
Janus Aspen Series Worldwide Growth ......... Institutional       0.35%       7.58       96,435
Janus Aspen Series Worldwide Growth ......... Institutional       0.35%       8.61      937,536
Janus Aspen Series Worldwide Growth ......... Institutional       0.75%       6.15      628,672

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                   Fund Name                                          Option
----------------------------------------------- --------------------------------------------------
Lord Abbett Bond-Debenture .................... MONY Variable Universal Life
Lord Abbett Bond-Debenture .................... Survivorship Variable Universal Life
Lord Abbett Growth and Income ................. MONY Variable Universal Life
Lord Abbett Growth and Income ................. Survivorship Variable Universal Life
Lord Abbett Growth and Income ................. MONY Custom Estate Master
Lord Abbett Growth and Income ................. MONY Custom Equity Master
Lord Abbett Mid-Cap Value ..................... MONY Corporate Sponsored Variable Universal Life
Lord Abbett Mid-Cap Value ..................... MONY Variable Universal Life
Lord Abbett Mid-Cap Value ..................... Survivorship Variable Universal Life
Lord Abbett Mid-Cap Value ..................... MONY Custom Estate Master
Lord Abbett Mid-Cap Value ..................... MONY Custom Equity Master
MFS(R) Mid Cap Growth ......................... MONY Variable Universal Life
MFS(R) Mid Cap Growth ......................... Survivorship Variable Universal Life
MFS(R) New Discovery .......................... MONY Corporate Sponsored Variable Universal Life
MFS(R) New Discovery .......................... MONY Variable Universal Life
MFS(R) New Discovery .......................... Survivorship Variable Universal Life
MFS(R) Total Return ........................... MONY Corporate Sponsored Variable Universal Life
MFS(R) Total Return ........................... MONY Variable Universal Life
MFS(R) Total Return ........................... Survivorship Variable Universal Life
MFS(R) Utilities .............................. MONY Corporate Sponsored Variable Universal Life
MFS(R) Utilities .............................. MONY Variable Universal Life
MFS(R) Utilities .............................. Survivorship Variable Universal Life
Morgan Stanley UIF Core Plus Fixed Income ..... MONY Corporate Sponsored Variable Universal Life
Morgan Stanley UIF Emerging Markets Debt ...... MONY Corporate Sponsored Variable Universal Life
Morgan Stanley UIF Equity Growth .............. MONY Corporate Sponsored Variable Universal Life
Morgan Stanley UIF Global Value Equity ........ MONY Corporate Sponsored Variable Universal Life
Morgan Stanley UIF U.S. Real Estate ........... MONY Corporate Sponsored Variable Universal Life
Morgan Stanley UIF Value ...................... MONY Corporate Sponsored Variable Universal Life
Old Mutual Mid-Cap ............................ MONY Variable Universal Life
Old Mutual Mid-Cap ............................ Survivorship Variable Universal Life
Old Mutual Select Value ....................... MONY Variable Universal Life
Old Mutual Select Value ....................... Survivorship Variable Universal Life
Oppenheimer Global Securities ................. MONY Variable Universal Life
Oppenheimer Main Street(R) .................... MONY Variable Universal Life
PIMCO Global Bond (Unhedged) .................. MONY Variable Universal Life
PIMCO Global Bond (Unhedged) .................. Survivorship Variable Universal Life
PIMCO Global Bond (Unhedged) .................. MONY Custom Estate Master
PIMCO Global Bond (Unhedged) .................. MONY Custom Equity Master
PIMCO Real Return ............................. MONY Corporate Sponsored Variable Universal Life
PIMCO Real Return ............................. MONY Variable Universal Life
PIMCO Real Return ............................. Survivorship Variable Universal Life
PIMCO Real Return ............................. MONY Custom Estate Master
PIMCO Real Return ............................. MONY Custom Equity Master
PIMCO StocksPLUS Growth and Income ............ MONY Variable Universal Life
PIMCO StocksPLUS Growth and Income ............ Survivorship Variable Universal Life
T. Rowe Price Equity Income ................... MONY Corporate Sponsored Variable Universal Life
T. Rowe Price International Stock ............. MONY Corporate Sponsored Variable Universal Life
T. Rowe Price Limited-Term Bond ............... MONY Corporate Sponsored Variable Universal Life
T. Rowe Price New America Growth .............. MONY Corporate Sponsored Variable Universal Life

                                                                  Mortality
                                                                      &
                                                                   Expense   Unit Fair      Units
                   Fund Name                          Class         Ratio      Value     Outstanding
----------------------------------------------- ---------------- ---------- ----------- ------------
Lord Abbett Bond-Debenture ....................   VC                 0.35%   $  13.70       79,106
Lord Abbett Bond-Debenture ....................   VC                 0.35%      13.14        2,397
Lord Abbett Growth and Income .................   VC                 0.35%   $  12.83      252,840
Lord Abbett Growth and Income .................   VC                 0.35%      12.07       11,872
Lord Abbett Growth and Income .................   VC                 0.35%      12.83       13,405
Lord Abbett Growth and Income .................   VC                 0.35%      12.76      142,174
Lord Abbett Mid-Cap Value .....................   VC                   --    $  14.71      614,772
Lord Abbett Mid-Cap Value .....................   VC                 0.35%      15.57      200,069
Lord Abbett Mid-Cap Value .....................   VC                 0.35%      13.95        4,615
Lord Abbett Mid-Cap Value .....................   VC                 0.35%      14.26       20,707
Lord Abbett Mid-Cap Value .....................   VC                 0.35%      14.26      196,587
MFS(R) Mid Cap Growth ......................... Initial              0.35%   $  10.42      105,677
MFS(R) Mid Cap Growth ......................... Initial              0.35%      10.35        4,043
MFS(R) New Discovery .......................... Initial                --    $  11.96       51,361
MFS(R) New Discovery .......................... Initial              0.35%      11.06       42,119
MFS(R) New Discovery .......................... Initial              0.35%      11.04        2,156
MFS(R) Total Return ........................... Initial                --    $  12.53      188,189
MFS(R) Total Return ........................... Initial              0.35%      12.67      165,200
MFS(R) Total Return ........................... Initial              0.35%      12.38        5,683
MFS(R) Utilities .............................. Initial                --    $  18.87       19,765
MFS(R) Utilities .............................. Initial              0.35%      17.82       45,666
MFS(R) Utilities .............................. Initial              0.35%      17.08        2,955
Morgan Stanley UIF Core Plus Fixed Income .....    I                   --    $  14.89    1,047,468
Morgan Stanley UIF Emerging Markets Debt ......    I                   --    $  16.29       27,550
Morgan Stanley UIF Equity Growth ..............    I                   --    $   9.03       40,380
Morgan Stanley UIF Global Value Equity ........    I                   --    $  12.26       78,039
Morgan Stanley UIF U.S. Real Estate ...........    I                   --    $  20.07       86,454
Morgan Stanley UIF Value ......................    I                   --    $  15.85      828,996
Old Mutual Mid-Cap ............................ Insurance            0.35%   $  14.68      160,566
Old Mutual Mid-Cap ............................ Insurance            0.35%   $  14.05       10,860
Old Mutual Select Value ....................... Insurance            0.35%   $  10.06       84,701
Old Mutual Select Value ....................... Insurance            0.35%       9.78        3,020
Oppenheimer Global Securities .................  Service             0.35%   $  17.11       77,121
Oppenheimer Main Street(R) ....................  Service             0.35%   $  13.10       39,930
PIMCO Global Bond (Unhedged) .................. Administrative       0.35%   $  14.00      101,188
PIMCO Global Bond (Unhedged) .................. Administrative       0.35%      14.05        4,527
PIMCO Global Bond (Unhedged) .................. Administrative       0.35%      12.80        5,384
PIMCO Global Bond (Unhedged) .................. Administrative       0.35%      13.50       47,405
PIMCO Real Return ............................. Administrative         --    $  13.44    1,054,798
PIMCO Real Return ............................. Administrative       0.35%      13.90      251,024
PIMCO Real Return ............................. Administrative       0.35%      13.82       12,006
PIMCO Real Return ............................. Administrative       0.35%      13.27       26,047
PIMCO Real Return ............................. Administrative       0.35%      13.47      143,431
PIMCO StocksPLUS Growth and Income ............ Administrative       0.35%   $  12.45      291,290
PIMCO StocksPLUS Growth and Income ............ Administrative       0.35%      12.65        4,068
T. Rowe Price Equity Income ...................        *               --    $  15.76    1,837,906
T. Rowe Price International Stock .............        *               --    $  12.65      510,976
T. Rowe Price Limited-Term Bond ...............        *               --    $  13.48      248,283
T. Rowe Price New America Growth ..............        *               --    $  11.22      635,903

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF ASSETS AND LIABILITIES (Concluded)

DECEMBER 31, 2005

                   Fund Name                                         Option
---------------------------------------------- --------------------------------------------------
T. Rowe Price Personal Strategy Balanced ..... MONY Corporate Sponsored Variable Universal Life
T. Rowe Price Prime Reserve .................. MONY Corporate Sponsored Variable Universal Life
Van Eck Worldwide Bond ....................... MONY Corporate Sponsored Variable Universal Life
Van Eck Worldwide Emerging Markets ........... MONY Corporate Sponsored Variable Universal Life
Van Eck Worldwide Hard Assets ................ MONY Corporate Sponsored Variable Universal Life
Van Kampen UIF Emerging Markets Equity ....... MONY Variable Universal Life
Van Kampen UIF Emerging Markets Equity ....... Survivorship Variable Universal Life
Van Kampen UIF Global Value Equity ........... MONY Variable Universal Life
Van Kampen UIF Global Value Equity ........... Survivorship Variable Universal Life
Van Kampen UIF U.S. Real Estate .............. MONY Variable Universal Life
Van Kampen UIF U.S. Real Estate .............. Survivorship Variable Universal Life
Van Kampen UIF U.S. Real Estate .............. MONY Custom Estate Master
Van Kampen UIF U.S. Real Estate .............. MONY Custom Equity Master

                                                          Mortality
                                                              &
                                                           Expense   Unit Fair      Units
                   Fund Name                     Class      Ratio      Value     Outstanding
---------------------------------------------- --------- ---------- ----------- ------------
T. Rowe Price Personal Strategy Balanced .....    *            --    $  16.05      177,937
T. Rowe Price Prime Reserve ..................    *            --    $  12.22      487,305
Van Eck Worldwide Bond ....................... Initial         --    $  15.07       40,113
Van Eck Worldwide Emerging Markets ........... Initial         --    $  13.19      297,777
Van Eck Worldwide Hard Assets ................ Initial         --    $  26.44       78,517
Van Kampen UIF Emerging Markets Equity .......    I          0.35%   $  21.64       34,529
Van Kampen UIF Emerging Markets Equity .......    I          0.35%      20.38        5,651
Van Kampen UIF Global Value Equity ...........    I          0.35%   $  13.01       37,155
Van Kampen UIF Global Value Equity ...........    I          0.35%      14.84          800
Van Kampen UIF U.S. Real Estate ..............    I          0.35%   $  21.65      146,260
Van Kampen UIF U.S. Real Estate ..............    I          0.35%      20.17        7,055
Van Kampen UIF U.S. Real Estate ..............    I          0.35%      19.67        6,513
Van Kampen UIF U.S. Real Estate ..............    I          0.35%      19.86       83,034

----------
* The fund does not specify a share class.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                          AIM V.I.         AIM V.I.             AIM V.I.
                                                        Basic Value   Financial Services   Global Health Care
                                                       ------------- -------------------- --------------------
Income:
 Dividend income .....................................   $    461          $  4,303             $     --
Expenses:
 Mortality and expense risk charges ..................     (1,526)           (1,073)              (2,169)
                                                         --------          --------             --------
Net investment income (loss) .........................     (1,065)            3,230               (2,169)
                                                         --------          --------             --------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....      5,628             8,828               10,712
 Realized gain distributions .........................      5,881                --                   --
                                                         --------          --------             --------
Realized gain/(loss) .................................     11,509             8,828               10,712
                                                         --------          --------             --------
Change in unrealized appreciation
 (depreciation) ......................................     17,972             5,197               40,997
                                                         --------          --------             --------
Net increase/(decrease) in net assets
 resulting from operations ...........................   $ 28,416          $ 17,255             $ 49,540
                                                         ========          ========             ========

                                                          AIM V.I.
                                                          Mid Cap      AIM V.I.          Alger         Alger American
                                                        Core Equity   Technology   American Balanced   MidCap Growth
                                                       ------------- ------------ ------------------- ---------------
Income:
 Dividend income .....................................    $ 1,701       $   --         $  60,892         $      --
Expenses:
 Mortality and expense risk charges ..................       (887)        (526)          (13,797)          (40,528)
                                                          -------       ------         ---------         ---------
Net investment income (loss) .........................        814         (526)           47,095           (40,528)
                                                          -------       ------         ---------         ---------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....      3,307        3,270            40,486           499,495
 Realized gain distributions .........................     10,399           --                --           460,828
                                                          -------       ------         ---------         ---------
Realized gain/(loss) .................................     13,706        3,270            40,486           960,323
                                                          -------       ------         ---------         ---------
Change in unrealized appreciation
 (depreciation) ......................................      5,702        5,303           225,290            30,653
                                                          -------       ------         ---------         ---------
Net increase/(decrease) in net assets
 resulting from operations ...........................    $20,222       $8,047         $ 312,871         $ 950,448
                                                          =======       ======         =========         =========

-------
(a) Commenced operation on September 9, 2005.

+ Known as Morgan Stanley UIF ...with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                          Dreyfus IP     Dreyfus Socially
                                                          Small Cap        Responsible        Dreyfus Stock
                                                         Stock Index    Growth Fund, Inc.   Index Fund, Inc.
                                                       --------------- ------------------- ------------------
Income:
 Dividend income .....................................  $          --      $       --          $1,049,725
Expenses:
 Mortality and expense risk charges ..................        (29,073)         (5,742)           (357,391)
                                                        -------------      ----------          ----------
Net investment income (loss) .........................        (29,073)         (5,742)            692,334
                                                        -------------      ----------          ----------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....      1,911,782         (23,692)           (300,021)
 Realized gain distributions .........................         27,926              --                  --
                                                        -------------      ----------          ----------
Realized gain/(loss) .................................      1,939,708         (23,692)           (300,021)
                                                        -------------      ----------          ----------
Change in unrealized appreciation
 (depreciation) ......................................     (1,312,047)         75,431           2,226,196
                                                        -------------      ----------          ----------
Net increase/(decrease) in net assets
 resulting from operations ...........................  $     598,588      $   45,997          $2,618,509
                                                        =============      ==========          ==========

                                                                                              Dreyfus VIF
                                                         Dreyfus VIF       Dreyfus VIF       Small Company     EQ/Bear Stearns
                                                        Appreciation   International Value       Stock       Small Company Growth
                                                       -------------- --------------------- --------------- ---------------------
Income:
 Dividend income .....................................  $       286        $       --         $        --        $   20,316
Expenses:
 Mortality and expense risk charges ..................      (13,877)          (42,139)            (14,005)          (62,679)
                                                        -----------        ----------         -----------        ----------
Net investment income (loss) .........................      (13,591)          (42,139)            (14,005)          (42,363)
                                                        -----------        ----------         -----------        ----------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....      225,266         2,108,387             327,092           252,168
 Realized gain distributions .........................           --           209,312             143,303           246,513
                                                        -----------        ----------         -----------        ----------
Realized gain/(loss) .................................      225,266         2,317,699             470,395           498,681
                                                        -----------        ----------         -----------        ----------
Change in unrealized appreciation
 (depreciation) ......................................     (156,120)         (797,737)           (452,448)          571,304
                                                        -----------        ----------         -----------        ----------
Net increase/(decrease) in net assets
 resulting from operations ...........................  $    55,555        $1,477,823         $     3,942        $1,027,622
                                                        ===========        ==========         ===========        ==========

-------
(a) Commenced operation on September 9, 2005.

+ Known as Morgan Stanley UIF ...with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                          EQ/Boston
                                                           Advisors            EQ/Calvert              EQ/Capital
                                                        Equity Income   Socially Responsible(a)   Guardian Research(a)
                                                       --------------- ------------------------- ----------------------
Income:
 Dividend income .....................................    $ 137,458             $    --                $   14,268
Expenses:
 Mortality and expense risk charges ..................      (40,572)               (275)                   (3,761)
                                                          ---------             -------                ----------
Net investment income (loss) .........................       96,886                (275)                   10,507
                                                          ---------             -------                ----------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....      305,106               1,140                   (44,767)
 Realized gain distributions .........................           --               8,698                        --
                                                          ---------             -------                ----------
Realized gain/(loss) .................................      305,106               9,838                   (44,767)
                                                          ---------             -------                ----------
Change in unrealized appreciation
 (depreciation) ......................................       (5,389)             28,364                  (390,660)
                                                          ---------             -------                ----------
Net increase/(decrease) in net assets
 resulting from operations ...........................    $ 396,603             $37,927                $ (424,920)
                                                          =========             =======                ==========

                                                                                                     EQ/GAMCO
                                                        EQ/Caywood-Scholl      EQ/Enterprise          Small       EQ/Government
                                                         High Yield Bond    Moderate Allocation   Company Value    Securities
                                                       ------------------- --------------------- --------------- --------------
Income:
 Dividend income .....................................    $     741,326        $   2,732,573      $     327,505   $   487,948
Expenses:
 Mortality and expense risk charges ..................          (81,188)            (655,868)          (446,764)      (69,046)
                                                          -------------        -------------      -------------   -----------
Net investment income (loss) .........................          660,138            2,076,705           (119,259)      418,902
                                                          -------------        -------------      -------------   -----------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....       (8,147,498)          (3,253,363)         2,540,011      (131,469)
 Realized gain distributions .........................               --                   --          5,139,200        18,032
                                                          -------------        -------------      -------------   -----------
Realized gain/(loss) .................................       (8,147,498)          (3,253,363)         7,679,211      (113,437)
                                                          -------------        -------------      -------------   -----------
Change in unrealized appreciation
 (depreciation) ......................................        7,748,479            5,374,742         (4,735,856)     (203,905)
                                                          -------------        -------------      -------------   -----------
Net increase/(decrease) in net assets
 resulting from operations ...........................    $     261,119        $   4,198,084      $   2,824,096   $   101,560
                                                          =============        =============      =============   ===========

-------
(a) Commenced operation on September 9, 2005.

+ Known as Morgan Stanley UIF ...with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                        EQ/Intermediate  EQ/International     EQ/Long
                                                           Term Bond          Growth         Term Bond
                                                       ---------------- ------------------ -------------
Income:
 Dividend income .....................................   $   346,685        $  228,576      $   220,331
Expenses:
 Mortality and expense risk charges ..................       (63,004)          (96,048)         (62,418)
                                                         -----------        ----------      -----------
Net investment income (loss) .........................       283,681           132,528          157,913
                                                         -----------        ----------      -----------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....      (488,844)         (385,288)        (345,930)
 Realized gain distributions .........................       132,042                --          106,893
                                                         -----------        ----------      -----------
Realized gain/(loss) .................................      (356,802)         (385,288)        (239,037)
                                                         -----------        ----------      -----------
Change in unrealized appreciation
 (depreciation) ......................................        64,870         2,067,395          348,477
                                                         -----------        ----------      -----------
Net increase/(decrease) in net assets
 resulting from operations ...........................   $    (8,251)       $1,814,635      $   267,353
                                                         ===========        ==========      ===========

                                                         EQ/Marsico     EQ/Money     EQ/Montag &       EQ/PIMCO
                                                          Focus(a)     Market(a)   Caldwell Growth   Real Return
                                                       -------------- ----------- ----------------- -------------
Income:
 Dividend income .....................................   $       --    $ 447,975     $  125,425      $   377,313
Expenses:
 Mortality and expense risk charges ..................      (15,415)     (62,152)      (190,824)         (88,843)
                                                         ----------    ---------     ----------      -----------
Net investment income (loss) .........................      (15,415)     385,823        (65,399)         288,470
                                                         ----------    ---------     ----------      -----------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....       67,267           --        730,791          238,767
 Realized gain distributions .........................      166,810           --             --           54,466
                                                         ----------    ---------     ----------      -----------
Realized gain/(loss) .................................      234,077           --        730,791          293,233
                                                         ----------    ---------     ----------      -----------
Change in unrealized appreciation
 (depreciation) ......................................    2,352,284           --      2,823,720         (512,148)
                                                         ----------    ---------     ----------      -----------
Net increase/(decrease) in net assets
 resulting from operations ...........................   $2,570,946    $ 385,823     $3,489,112      $    69,555
                                                         ==========    =========     ==========      ===========

-------
(a) Commenced operation on September 9, 2005.

+ Known as Morgan Stanley UIF ...with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                        EQ/Short
                                                        Duration    EQ/TCW           EQ/UBS
                                                         Bond       Equity     Growth and Income
                                                       ---------- ------------- -------------------
Income:
 Dividend income .....................................   $2,101            --       $  133,676
Expenses:
 Mortality and expense risk charges ..................     (554)     (361,339)         (79,177)
                                                         ------      --------       ----------
Net investment income (loss) .........................    1,547      (361,339)          54,499
                                                         ------      --------       ----------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....     (169)     (629,128)          52,040
 Realized gain distributions .........................        4            --               --
                                                         ------      --------       ----------
Realized gain/(loss) .................................     (165)     (629,128)          52,040
                                                         ------      --------       ----------
Change in unrealized appreciation
 (depreciation) ......................................      175     2,957,991        1,508,368
                                                         ------     ---------       ----------
Net increase/(decrease) in net assets
 resulting from operations ...........................   $1,557    $1,967,524       $1,614,907
                                                         ======    ==========       ==========

                                                         Fidelity VIP    Fidelity VIP    Fidelity VIP       Fidelity VIP
                                                        Asset Manager   Contrafund(R)       Growth      Growth Opportunities
                                                       --------------- --------------- --------------- ---------------------
Income:
 Dividend income .....................................   $   118,685     $   59,655     $      87,168        $ 17,808
Expenses:
 Mortality and expense risk charges ..................        (9,531)      (125,414)          (77,205)         (8,108)
                                                         -----------     ----------     -------------        --------
Net investment income (loss) .........................       109,154        (65,759)            9,963           9,700
                                                         -----------     ----------     -------------        --------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....       301,330      2,281,363         1,667,225          46,470
 Realized gain distributions .........................         1,522          4,432                --              --
                                                         -----------     ----------     -------------        --------
Realized gain/(loss) .................................       302,852      2,285,795         1,667,225          46,470
                                                         -----------     ----------     -------------        --------
Change in unrealized appreciation
 (depreciation) ......................................      (409,318)     2,684,360        (1,020,753)        109,274
                                                         -----------     ----------     -------------        --------
Net increase/(decrease) in net assets
 resulting from operations ...........................   $     2,688     $4,904,396     $     656,435        $165,444
                                                         ===========     ==========     =============        ========

-------
(a) Commenced operation on September 9, 2005.

+ Known as Morgan Stanley UIF ...with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                        Fidelity VIP     Franklin Income      Franklin Rising
                                                     Growth and Income      Securities     Dividends Securities
                                                    ------------------- ----------------- ----------------------
Income:
 Dividend income ..................................    $     131,682       $   31,916            $  2,878
Expenses:
 Mortality and expense risk charges ...............          (20,577)          (2,802)             (1,128)
                                                       -------------       ----------            --------
Net investment income (loss) ......................          111,105           29,114               1,750
                                                       -------------       ----------            --------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares ..        1,709,943            6,293               3,158
 Realized gain distributions ......................               --            2,770               1,963
                                                       -------------       ----------            --------
Realized gain/(loss) ..............................        1,709,943            9,063               5,121
                                                       -------------       ----------            --------
Change in unrealized appreciation
 (depreciation) ...................................       (1,593,442)         (11,685)              8,197
                                                       -------------       ----------            --------
Net increase/(decrease) in net assets
 resulting from operations ........................    $     227,606       $   26,492            $ 15,068
                                                       =============       ==========            ========

                                                                                            Janus Aspen         Janus Aspen
                                                     Franklin Zero     Janus Aspen     Series International   Series Flexible
                                                      Coupon 2010    Series Balanced          Growth               Bond
                                                    --------------- ----------------- ---------------------- ----------------
Income:
 Dividend income ..................................    $   2,470        $ 171,616           $   73,976         $   480,630
Expenses:
 Mortality and expense risk charges ...............         (208)         (29,140)             (21,427)            (23,626)
                                                       ---------        ---------           ----------         -----------
Net investment income (loss) ......................        2,262          142,476               52,549             457,004
                                                       ---------        ---------           ----------         -----------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares ..         (112)          89,802              706,119             (22,435)
 Realized gain distributions ......................           41               --                   --             264,294
                                                       ---------        ---------           ----------         -----------
Realized gain/(loss) ..............................          (71)          89,802              706,119             241,859
                                                       ---------        ---------           ----------         -----------
Change in unrealized appreciation
 (depreciation) ...................................       (1,730)         316,585            1,037,215            (575,872)
                                                       ---------        ---------           ----------         -----------
Net increase/(decrease) in net assets
 resulting from operations ........................    $     461        $ 548,863           $1,795,883         $   122,991
                                                       =========        =========           ==========         ===========

-------
(a) Commenced operation on September 9, 2005.

+ Known as Morgan Stanley UIF ...with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                                        Janus Aspen   Janus Aspen
                                                         Janus Aspen    Series Mid     Series Mid
                                                        Series Forty    Cap Growth     Cap Value
                                                       -------------- -------------- -------------
Income:
 Dividend income .....................................   $   33,979     $       --     $ 147,484
Expenses:
 Mortality and expense risk charges ..................      (73,931)       (54,741)      (13,060)
                                                         ----------     ----------     ---------
Net investment income (loss) .........................      (39,952)       (54,741)      134,424
                                                         ----------     ----------     ---------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....      355,033        619,965        57,409
 Realized gain distributions .........................           --             --        84,570
                                                         ----------     ----------     ---------
Realized gain/(loss) .................................      355,033        619,965       141,979
                                                         ----------     ----------     ---------
Change in unrealized appreciation
 (depreciation) ......................................    1,497,857      1,046,470       (80,818)
                                                         ----------     ----------     ---------
Net increase/(decrease) in net assets
 resulting from operations ...........................   $1,812,938     $1,611,694     $ 195,585
                                                         ==========     ==========     =========

                                                           Janus Aspen
                                                             Series          Lord Abbett       Lord Abbett       Lord Abbett
                                                        Worldwide Growth   Bond-Debenture   Growth and Income   Mid-Cap Value
                                                       ------------------ ---------------- ------------------- ---------------
Income:
 Dividend income .....................................     $ 223,773         $   53,427        $    51,255      $      65,355
Expenses:
 Mortality and expense risk charges ..................       (73,538)            (3,653)           (16,531)           (61,784)
                                                           ---------         ----------        -----------      -------------
Net investment income (loss) .........................       150,235             49,774             34,724              3,571
                                                           ---------         ----------        -----------      -------------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....       365,574             14,743            107,049          2,453,262
 Realized gain distributions .........................            --             11,692            313,161            892,998
                                                           ---------         ----------        -----------      -------------
Realized gain/(loss) .................................       365,574             26,435            420,210          3,346,260
                                                           ---------         ----------        -----------      -------------
Change in unrealized appreciation
 (depreciation) ......................................       162,924            (64,260)          (285,823)        (2,085,161)
                                                           ---------         ----------        -----------      -------------
Net increase/(decrease) in net assets
 resulting from operations ...........................     $ 678,733         $   11,949        $   169,111      $   1,264,670
                                                           =========         ==========        ===========      =============

-------
(a) Commenced operation on September 9, 2005.

+ Known as Morgan Stanley UIF ...with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                        MFS(R) Mid   MFS(R) New   MFS(R) Total
                                                        Cap Growth    Discovery      Return
                                                       ------------ ------------ --------------
Income:
 Dividend income .....................................   $     --     $     --    $    87,284
Expenses:
 Mortality and expense risk charges ..................     (3,546)      (7,826)       (21,308)
                                                         --------     --------    -----------
Net investment income (loss) .........................     (3,546)      (7,826)        65,976
                                                         --------     --------    -----------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....     30,395       58,586         87,749
 Realized gain distributions .........................         --           --        171,120
                                                         --------     --------    -----------
Realized gain/(loss) .................................     30,395       58,586        258,869
                                                         --------     --------    -----------
Change in unrealized appreciation
 (depreciation) ......................................      9,877       10,994       (218,644)
                                                         --------     --------    -----------
Net increase/(decrease) in net assets
 resulting from operations ...........................   $ 36,726     $ 61,754    $   106,201
                                                         ========     ========    ===========

                                                                    Morgan Stanley  Morgan Stanley   Morgan Stanley
                                                          MFS(R)    UIF Core Plus    UIF Emerging      UIF Equity
                                                        Utilities    Fixed Income    Markets Debt        Growth
                                                       ----------- --------------- ---------------- ----------------
Income:
 Dividend income .....................................  $  5,316     $   550,582      $   41,830        $  1,378
Expenses:
 Mortality and expense risk charges ..................    (3,467)        (31,751)         (2,897)         (1,338)
                                                        --------     -----------      ----------        --------
Net investment income (loss) .........................     1,849         518,831          38,933              40
                                                        --------     -----------      ----------        --------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....    80,965         415,591          21,081           1,466
 Realized gain distributions .........................        --         112,903           8,890              --
                                                        --------     -----------      ----------        --------
Realized gain/(loss) .................................    80,965         528,494          29,971           1,466
                                                        --------     -----------      ----------        --------
Change in unrealized appreciation
 (depreciation) ......................................    66,509        (706,289)        (12,827)         46,055
                                                        --------     -----------      ----------        --------
Net increase/(decrease) in net assets
 resulting from operations ...........................  $149,323     $   341,036      $   56,077        $ 47,561
                                                        ========     ===========      ==========        ========

-------
(a) Commenced operation on September 9, 2005.

+ Known as Morgan Stanley UIF ...with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                        Morgan Stanley  Old Mutual    Old Mutual
                                                          UIF Value       Mid-Cap    Select Value
                                                       --------------- ------------ --------------
Income:
 Dividend income .....................................    $  46,304     $      --      $ 16,764
Expenses:
 Mortality and expense risk charges ..................      (19,933)       (7,839)       (2,883)
                                                          ---------     ---------      --------
Net investment income (loss) .........................       26,371        (7,839)       13,881
                                                          ---------     ---------      --------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....      114,055        51,235        (6,386)
 Realized gain distributions .........................      191,985       179,378            --
                                                          ---------     ---------      --------
Realized gain/(loss) .................................      306,040       230,613        (6,386)
                                                          ---------     ---------      --------
Change in unrealized appreciation
 (depreciation) ......................................      249,013       (88,935)       26,324
                                                          ---------     ---------      --------
Net increase/(decrease) in net assets
 resulting from operations ...........................    $ 581,424     $ 133,839      $ 33,819
                                                          =========     =========      ========

                                                           Oppenheimer        Oppenheimer      PIMCO Global     PIMCO Real
                                                        Global Securities   Main Street(R)   Bond (Unhedged)      Return
                                                       ------------------- ---------------- ----------------- -------------
Income:
 Dividend income .....................................      $  6,436           $  4,606        $   53,669      $   515,179
Expenses:
 Mortality and expense risk charges ..................        (3,270)            (1,555)           (7,434)         (69,600)
                                                            --------           --------        ----------      -----------
Net investment income (loss) .........................         3,166              3,051            46,235          445,579
                                                            --------           --------        ----------      -----------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....        27,092              4,253            20,019          147,881
 Realized gain distributions .........................            --                 --            31,121          224,088
                                                            --------           --------        ----------      -----------
Realized gain/(loss) .................................        27,092              4,253            51,140          371,969
                                                            --------           --------        ----------      -----------
Change in unrealized appreciation
 (depreciation) ......................................       119,207             21,036          (252,841)        (515,272)
                                                            --------           --------        ----------      -----------
Net increase/(decrease) in net assets
 resulting from operations ...........................      $149,465           $ 28,340        $ (155,466)     $   302,276
                                                            ========           ========        ==========      ===========

-------
(a) Commenced operation on September 9, 2005.

+ Known as Morgan Stanley UIF ...with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                         PIMCO StocksPLUS   T. Rowe Price      T. Rowe Price
                                                        Growth and Income   Equity Income   International Stock
                                                       ------------------- --------------- ---------------------
Income:
 Dividend income .....................................      $  82,210       $     621,145       $  115,359
Expenses:
 Mortality and expense risk charges ..................        (11,636)           (159,303)         (38,113)
                                                            ---------       -------------       ----------
Net investment income (loss) .........................         70,574             461,842           77,246
                                                            ---------       -------------       ----------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....         48,859           6,625,605        1,115,879
 Realized gain distributions .........................             --           1,653,594           25,078
                                                            ---------       -------------       ----------
Realized gain/(loss) .................................         48,859           8,279,199        1,140,957
                                                            ---------       -------------       ----------
Change in unrealized appreciation
 (depreciation) ......................................         (2,204)         (7,492,155)        (211,983)
                                                            ---------       -------------       ----------
Net increase/(decrease) in net assets
 resulting from operations ...........................      $ 117,229       $   1,248,886       $1,006,220
                                                            =========       =============       ==========

                                                                            T. Rowe Price    T. Rowe Price
                                                          T. Rowe Price      New America   Personal Strategy   T. Rowe Price
                                                        Limited-Term Bond      Growth           Balanced       Prime Reserve
                                                       ------------------- -------------- ------------------- --------------
Income:
 Dividend income .....................................      $ 128,843         $     --        $    47,934       $ 295,149
Expenses:
 Mortality and expense risk charges ..................        (18,358)          (7,547)           (14,244)        (41,254)
                                                            ---------         --------        -----------       ---------
Net investment income (loss) .........................        110,485           (7,547)            33,690         253,895
                                                            ---------         --------        -----------       ---------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....        (40,303)          57,986            244,634              --
 Realized gain distributions .........................             --               --             24,704              --
                                                            ---------         --------        -----------       ---------
Realized gain/(loss) .................................        (40,303)          57,986            269,338              --
                                                            ---------         --------        -----------       ---------
Change in unrealized appreciation
 (depreciation) ......................................        (24,444)         318,823           (125,299)             --
                                                            ---------         --------        -----------       ---------
Net increase/(decrease) in net assets
 resulting from operations ...........................      $  45,738         $369,262        $   177,729       $ 253,895
                                                            =========         ========        ===========       =========

-------
(a) Commenced operation on September 9, 2005.

+ Known as Morgan Stanley UIF ...with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF OPERATIONS (Concluded)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                           Van Kampen       Van Kampen     Van Kampen
                                                          UIF Emerging      UIF Global      UIF U.S.
                                                        Markets Equity    Value Equity+   Real Estate+
                                                       ----------------- --------------- --------------
Income:
 Dividend income .....................................     $  2,653         $ 13,575       $  109,894
Expenses:
 Mortality and expense risk charges ..................       (2,334)          (6,252)         (28,085)
                                                           --------         --------       ----------
Net investment income (loss) .........................          319            7,323           81,809
                                                           --------         --------       ----------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....       25,542           22,210        1,292,950
 Realized gain distributions .........................           --            9,325          242,731
                                                           --------         --------       ----------
Realized gain/(loss) .................................       25,542           31,535        1,535,681
                                                           --------         --------       ----------
Change in unrealized appreciation
 (depreciation) ......................................      180,018           32,441         (345,735)
                                                           --------         --------       ----------
Net increase/(decrease) in net assets
 resulting from operations ...........................     $205,879         $ 71,299       $1,271,755
                                                           ========         ========       ==========

                                                                               Van Eck           Van Eck
                                                            Van Eck      Worldwide Emerging   Worldwide Hard
                                                        Worldwide Bond         Markets            Assets
                                                       ---------------- -------------------- ---------------
Income:
 Dividend income .....................................    $  36,043           $  6,758          $  2,965
Expenses:
 Mortality and expense risk charges ..................       (2,861)            (8,323)           (5,176)
                                                          ---------           --------          --------
Net investment income (loss) .........................       33,182             (1,565)           (2,211)
                                                          ---------           --------          --------
Realized gain/(loss) on investments:
 Net realized gain/(loss) on sale of fund shares .....      (16,364)           219,968           280,218
 Realized gain distributions .........................           --                 --                --
                                                          ---------           --------          --------
Realized gain/(loss) .................................      (16,364)           219,968           280,218
                                                          ---------           --------          --------
Change in unrealized appreciation
 (depreciation) ......................................      (42,630)           629,733           306,928
                                                          ---------           --------          --------
Net increase/(decrease) in net assets
 resulting from operations ...........................    $ (25,812)          $848,136          $584,935
                                                          =========           ========          ========

-------
(a) Commenced operation on September 9, 2005.

+ Known as Morgan Stanley UIF ...with respect to MONY Corporate Sponsored Variable Universal Life.

The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31,

                                                                                 AIM V.I. Financial          AIM V.I. Global
                                                      AIM V.I. Basic Value            Services                 Health Care
                                                    ------------------------- ------------------------- -------------------------
                                                        2005         2004         2005         2004         2005         2004
                                                    ------------ ------------ ------------ ------------ ------------ ------------
From operations:
 Net investment income (loss) .....................  $  (1,065)   $    (679)   $   3,230    $   1,272    $  (2,169)   $  (1,411)
 Net realized gain (loss) .........................     11,509        4,040        8,828       11,066       10,712        5,451
 Net change in unrealized appreciation
  (depreciation) ..................................     17,972       25,863        5,197        7,955       40,997       27,647
                                                     ---------    ---------    ---------    ---------    ---------    ---------
 Net increase/(decrease) in net assets from
  operations ......................................     28,416       29,224       17,255       20,293       49,540       31,687
                                                     ---------    ---------    ---------    ---------    ---------    ---------
Contract transactions:
 Payments received from contractowners ............    272,021      299,402      122,793       99,451      161,970      147,474
 Transfers between subaccounts, net ...............         20      (10,162)     (32,331)      (9,205)       8,513       79,537
 Transfers for contract benefits and
  terminations ....................................    (90,580)     (68,698)     (61,303)     (42,324)     (73,608)     (79,539)
                                                     ---------    ---------    ---------    ---------    ---------    ---------
Net increase/(decrease) from contract
 transactions .....................................    181,461      220,542       29,159       47,922       96,875      147,472
                                                     ---------    ---------    ---------    ---------    ---------    ---------
Net increase/(decrease) in net assets .............    209,877      249,766       46,414       68,215      146,415      179,159
Net assets beginning of period ....................    326,697       76,931      274,824      206,609      539,601      360,442
                                                     ---------    ---------    ---------    ---------    ---------    ---------
Net assets end of period ..........................  $ 536,574    $ 326,697    $ 321,238    $ 274,824    $ 686,016    $ 539,601
                                                     =========    =========    =========    =========    =========    =========
 Units issued during the period ...................     22,827       26,870       12,367       12,419       21,615       24,063
 Units redeemed during the period .................     (8,455)      (7,866)      (9,966)      (8,266)     (13,154)     (10,598)
                                                     ---------    ---------    ---------    ---------    ---------    ---------
 Net units issued (redeemed) during the period          14,372       19,004        2,401        4,153        8,461       13,465
                                                     =========    =========    =========    =========    =========    =========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                        AIM V.I. Mid Cap
                                                           Core Equity           AIM V.I. Technology
                                                    ------------------------- -------------------------
                                                        2005         2004         2005         2004
                                                    ------------ ------------ ------------ ------------
From operations:
 Net investment income (loss) .....................  $     814    $     (47)   $    (526)   $    (265)
 Net realized gain (loss) .........................     13,706        7,439        3,270        3,499
 Net change in unrealized appreciation
  (depreciation) ..................................      5,702        4,223        5,303        3,366
                                                     ---------    ---------    ---------    ---------
 Net increase/(decrease) in net assets from
  operations ......................................     20,222       11,615        8,047        6,600
                                                     ---------    ---------    ---------    ---------
Contract transactions:
 Payments received from contractowners ............    206,490      130,559       42,396       36,450
 Transfers between subaccounts, net ...............     34,260       15,290       30,329        9,523
 Transfers for contract benefits and
  terminations ....................................    (62,625)     (28,889)     (15,315)     (19,069)
                                                     ---------    ---------    ---------    ---------
Net increase/(decrease) from contract
 transactions .....................................    178,125      116,960       57,410       26,904
                                                     ---------    ---------    ---------    ---------
Net increase/(decrease) in net assets .............    198,347      128,575       65,457       33,504
Net assets beginning of period ....................    153,715       25,140      100,259       66,755
                                                     ---------    ---------    ---------    ---------
Net assets end of period ..........................  $ 352,062    $ 153,715    $ 165,716    $ 100,259
                                                     =========    =========    =========    =========
 Units issued during the period ...................     19,354       12,607       13,183       11,482
 Units redeemed during the period .................     (5,697)      (2,819)      (7,505)      (8,416)
                                                     ---------    ---------    ---------    ---------
 Net units issued (redeemed) during the period          13,657        9,788        5,678        3,066
                                                     =========    =========    =========    =========

                                                       Alger American Balanced
                                                    -----------------------------
                                                         2005           2004
                                                    -------------- --------------
From operations:
 Net investment income (loss) .....................   $   47,095     $   30,316
 Net realized gain (loss) .........................       40,486         56,230
 Net change in unrealized appreciation
  (depreciation) ..................................      225,290         13,900
                                                      ----------     ----------
 Net increase/(decrease) in net assets from
  operations ......................................      312,871        100,446
                                                      ----------     ----------
Contract transactions:
 Payments received from contractowners ............      890,249      1,718,424
 Transfers between subaccounts, net ...............      416,041       (130,664)
 Transfers for contract benefits and
  terminations ....................................     (449,694)      (278,853)
                                                      ----------     ----------
Net increase/(decrease) from contract
 transactions .....................................      856,596      1,308,907
                                                      ----------     ----------
Net increase/(decrease) in net assets .............    1,169,467      1,409,353
Net assets beginning of period ....................    2,690,666      1,281,313
                                                      ----------     ----------
Net assets end of period ..........................   $3,860,133     $2,690,666
                                                      ==========     ==========
 Units issued during the period ...................      193,201        187,742
 Units redeemed during the period .................     (117,309)       (70,157)
                                                      ----------     ----------
 Net units issued (redeemed) during the period            75,892        117,585
                                                      ==========     ==========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                            Alger American
                                                             MidCap Growth
                                                    -------------------------------
                                                          2005            2004
                                                    --------------- ---------------
From operations:
 Net investment income (loss) .....................  $     (40,528)   $    (8,602)
 Net realized gain (loss) .........................        960,323        511,651
 Net change in unrealized appreciation
  (depreciation) ..................................         30,653        492,084
                                                     -------------    -----------
 Net increase/(decrease) in net assets from
  operations ......................................        950,448        995,133
                                                     -------------    -----------
Contract transactions:
 Payments received from contractowners ............      2,191,087      3,586,948
 Transfers between subaccounts, net ...............        602,384      2,652,259
 Transfers for contract benefits and
  terminations ....................................     (4,228,414)      (675,705)
                                                     -------------    -----------
Net increase/(decrease) from contract
 transactions .....................................     (1,434,943)     5,563,502
                                                     -------------    -----------
Net increase/(decrease) in net assets .............       (484,495)     6,558,635
Net assets beginning of period ....................     10,449,936      3,891,301
                                                     -------------    -----------
Net assets end of period ..........................  $   9,965,441    $10,449,936
                                                     =============    ===========
 Units issued during the period ...................        280,012        665,780
 Units redeemed during the period .................       (380,809)      (206,054)
                                                     -------------    -----------
 Net units issued (redeemed) during the period            (100,797)       459,726
                                                     =============    ===========

                                                                                          Dreyfus Socially
                                                           Dreyfus IP Small                  Responsible
                                                            Cap Stock Index               Growth Fund, Inc.
                                                    ------------------------------- -----------------------------
                                                          2005            2004           2005           2004
                                                    --------------- --------------- -------------- --------------
From operations:
 Net investment income (loss) .....................  $     (29,073)  $      25,419    $   (5,742)    $      664
 Net realized gain (loss) .........................      1,939,708         472,410       (23,692)       (27,232)
 Net change in unrealized appreciation
  (depreciation) ..................................     (1,312,047)        822,924        75,431        106,357
                                                     -------------   -------------    ----------     ----------
 Net increase/(decrease) in net assets from
  operations ......................................        598,588       1,320,753        45,997         79,789
                                                     -------------   -------------    ----------     ----------
Contract transactions:
 Payments received from contractowners ............      3,011,260         634,925       367,183        393,644
 Transfers between subaccounts, net ...............     (1,444,211)         93,327       (82,909)        (6,628)
 Transfers for contract benefits and
  terminations ....................................     (3,191,940)     (1,197,151)     (308,224)      (286,962)
                                                     -------------   -------------    ----------     ----------
Net increase/(decrease) from contract
 transactions .....................................     (1,624,891)       (468,899)      (23,950)       100,054
                                                     -------------   -------------    ----------     ----------
Net increase/(decrease) in net assets .............     (1,026,303)        851,854        22,047        179,843
Net assets beginning of period ....................      7,436,689       6,584,835     1,460,959      1,281,116
                                                     -------------   -------------    ----------     ----------
Net assets end of period ..........................  $   6,410,386   $   7,436,689    $1,483,006     $1,460,959
                                                     =============   =============    ==========     ==========
 Units issued during the period ...................        249,007          74,321        59,066         72,567
 Units redeemed during the period .................       (354,521)       (117,620)      (62,792)       (58,141)
                                                     -------------   -------------    ----------     ----------
 Net units issued (redeemed) during the period            (105,514)        (43,299)       (3,726)        14,426
                                                     =============   =============    ==========     ==========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                             Dreyfus Stock
                                                           Index Fund, Inc.
                                                    -------------------------------
                                                          2005            2004
                                                    --------------- ---------------
From operations:
 Net investment income (loss) .....................  $    692,334    $  1,023,296
 Net realized gain (loss) .........................      (300,021)       (663,392)
 Net change in unrealized appreciation
  (depreciation) ..................................     2,226,196       5,722,131
                                                     ------------    ------------
 Net increase/(decrease) in net assets from
  operations ......................................     2,618,509       6,082,035
                                                     ------------    ------------
Contract transactions:
 Payments received from contractowners ............     6,559,393       9,159,700
 Transfers between subaccounts, net ...............      (781,144)       (357,211)
 Transfers for contract benefits and
  terminations ....................................    (9,808,705)     (5,590,629)
                                                     ------------    ------------
Net increase/(decrease) from contract
 transactions .....................................    (4,030,456)      3,211,860
                                                     ------------    ------------
Net increase/(decrease) in net assets .............    (1,411,947)      9,293,895
Net assets beginning of period ....................    65,313,161      56,019,266
                                                     ------------    ------------
Net assets end of period ..........................  $ 63,901,214    $ 65,313,161
                                                     ============    ============
 Units issued during the period ...................       801,200       1,107,210
 Units redeemed during the period .................    (1,097,968)       (820,857)
                                                     ------------    ------------
 Net units issued (redeemed) during the period           (296,768)        286,353
                                                     ============    ============

                                                             Dreyfus VIF                     Dreyfus VIF
                                                             Appreciation                International Value
                                                    ------------------------------ -------------------------------
                                                          2005           2004            2005            2004
                                                    --------------- -------------- --------------- ---------------
From operations:
 Net investment income (loss) .....................  $     (13,591)   $   36,417    $    (42,139)   $    139,589
 Net realized gain (loss) .........................        225,266       130,780       2,317,699         698,938
 Net change in unrealized appreciation
  (depreciation) ..................................       (156,120)      (69,726)       (797,737)      1,485,607
                                                     -------------    ----------    ------------    ------------
 Net increase/(decrease) in net assets from
  operations ......................................         55,555        97,471       1,477,823       2,324,134
                                                     -------------    ----------    ------------    ------------
Contract transactions:
 Payments received from contractowners ............        312,401       318,250       1,942,419       1,378,017
 Transfers between subaccounts, net ...............       (138,107)     (262,732)     (3,487,567)      2,246,806
 Transfers for contract benefits and
  terminations ....................................     (1,407,209)     (429,078)     (2,173,456)     (2,099,609)
                                                     -------------    ----------    ------------    ------------
Net increase/(decrease) from contract
 transactions .....................................     (1,232,915)     (373,560)     (3,718,604)      1,525,214
                                                     -------------    ----------    ------------    ------------
Net increase/(decrease) in net assets .............     (1,177,360)     (276,089)     (2,240,781)      3,849,348
Net assets beginning of period ....................      2,198,770     2,474,859      14,205,340      10,355,992
                                                     -------------    ----------    ------------    ------------
Net assets end of period ..........................  $   1,021,410    $2,198,770    $ 11,964,559    $ 14,205,340
                                                     =============    ==========    ============    ============
 Units issued during the period ...................         28,606        66,253         208,536         355,477
 Units redeemed during the period .................       (115,274)      (94,727)       (477,608)       (219,422)
                                                     -------------    ----------    ------------    ------------
 Net units issued (redeemed) during the period             (86,668)      (28,474)       (269,072)        136,055
                                                     =============    ==========    ============    ============

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                             Dreyfus VIF
                                                         Small Company Stock
                                                    -----------------------------
                                                         2005           2004
                                                    -------------- --------------
From operations:
 Net investment income (loss) .....................   $  (14,005)    $       --
 Net realized gain (loss) .........................      470,395        321,021
 Net change in unrealized appreciation
  (depreciation) ..................................     (452,448)       157,997
                                                      ----------     ----------
 Net increase/(decrease) in net assets from
  operations ......................................        3,942        479,018
                                                      ----------     ----------
Contract transactions:
 Payments received from contractowners ............      266,111        838,568
 Transfers between subaccounts, net ...............      (99,444)       279,869
 Transfers for contract benefits and
  terminations ....................................     (397,362)      (208,864)
                                                      ----------     ----------
Net increase/(decrease) from contract
 transactions .....................................     (230,695)       909,573
                                                      ----------     ----------
Net increase/(decrease) in net assets .............     (226,753)     1,388,591
Net assets beginning of period ....................    3,093,325      1,704,734
                                                      ----------     ----------
Net assets end of period ..........................   $2,866,572     $3,093,325
                                                      ==========     ==========
 Units issued during the period ...................       50,281        124,538
 Units redeemed during the period .................      (67,476)       (51,480)
                                                      ----------     ----------
 Net units issued (redeemed) during the period           (17,195)        73,058
                                                      ==========     ==========

                                                            EQ/Bear Stearns              EQ/Boston Advisors
                                                         Small Company Growth               Equity Income
                                                    ------------------------------- -----------------------------
                                                          2005            2004          2005 (a)         2004
                                                    --------------- --------------- --------------- -------------
From operations:
 Net investment income (loss) .....................  $    (42,363)   $    (41,550)   $     96,886    $  140,348
 Net realized gain (loss) .........................       498,681         (15,436)        305,106        49,448
 Net change in unrealized appreciation
  (depreciation) ..................................       571,304       1,681,143          (5,389)      869,489
                                                     ------------    ------------    ------------    ----------
 Net increase/(decrease) in net assets from
  operations ......................................     1,027,622       1,624,157         396,603     1,059,285
                                                     ------------    ------------    ------------    ----------
Contract transactions:
 Payments received from contractowners ............     2,826,387       3,396,080       1,760,850     1,476,497
 Transfers between subaccounts, net ...............      (485,892)       (328,232)      1,787,124     1,254,597
 Transfers for contract benefits and
  terminations ....................................    (2,078,731)     (2,092,673)     (1,707,356)     (965,808)
                                                     ------------    ------------    ------------    ----------
Net increase/(decrease) from contract
 transactions .....................................       261,764         975,175       1,840,618     1,765,286
                                                     ------------    ------------    ------------    ----------
Net increase/(decrease) in net assets .............     1,289,386       2,599,332       2,237,221     2,824,571
Net assets beginning of period ....................    15,085,325      12,485,993       8,020,982     5,196,411
                                                     ------------    ------------    ------------    ----------
Net assets end of period ..........................  $ 16,374,711    $ 15,085,325    $ 10,258,203    $8,020,982
                                                     ============    ============    ============    ==========
 Units issued during the period ...................       274,405         403,922         324,063       266,781
 Units redeemed during the period .................      (254,753)       (317,147)       (171,863)     (109,763)
                                                     ------------    ------------    ------------    ----------
 Net units issued (redeemed) during the period             19,652          86,775         152,200       157,018
                                                     ============    ============    ============    ==========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                              EQ/Calvert                    EQ/Capital
                                                     Socially Responsible (b) (c)   Guardian Research (b) (d)
                                                    ------------------------------ ---------------------------
                                                                 2005                          2005
                                                    ------------------------------ ---------------------------
From operations:
 Net investment income (loss) .....................           $    (275)                   $   10,507
 Net realized gain (loss) .........................               9,838                       (44,767)
 Net change in unrealized appreciation
  (depreciation) ..................................              28,364                      (390,660)
                                                              ---------                    ----------
 Net increase/(decrease) in net assets from
  operations ......................................              37,927                      (424,920)
                                                              ---------                    ----------
Contract transactions:
 Payments received from contractowners ............              18,734                        25,514
 Transfers between subaccounts, net ...............             221,822                     2,576,265
 Transfers for contract benefits and
  terminations ....................................             (14,930)                     (212,326)
                                                              ---------                    ----------
Net increase/(decrease) from contract
 transactions .....................................             225,626                     2,389,453
                                                              ---------                    ----------
Net increase/(decrease) in net assets .............             263,553                     1,964,533
Net assets beginning of period ....................                  --                            --
                                                              ---------                    ----------
Net assets end of period ..........................           $ 263,553                    $1,964,533
                                                              =========                    ==========
 Units issued during the period ...................              27,256                       208,286
 Units redeemed during the period .................              (1,989)                      (21,289)
                                                              ---------                    ----------
 Net units issued (redeemed) during the period                   25,267                       186,997
                                                              =========                    ==========

                                                           EQ/Caywood-Scholl                  EQ/Enterprise
                                                            High Yield Bond                Moderate Allocation
                                                    ------------------------------- ---------------------------------
                                                          2005            2004          2005 (e)           2004
                                                    --------------- --------------- ---------------- ----------------
From operations:
 Net investment income (loss) .....................  $    660,138    $  1,677,401    $    2,076,705   $    2,041,920
 Net realized gain (loss) .........................    (8,147,498)        936,496        (3,253,363)      (3,623,538)
 Net change in unrealized appreciation
  (depreciation) ..................................     7,748,479      (1,308,675)        5,374,742        8,768,836
                                                     ------------    ------------    --------------   --------------
 Net increase/(decrease) in net assets from
  operations ......................................       261,119       1,305,222         4,198,084        7,187,218
                                                     ------------    ------------    --------------   --------------
Contract transactions:
 Payments received from contractowners ............     1,784,554       3,120,450        14,432,478       15,565,187
 Transfers between subaccounts, net ...............    (2,105,389)         44,167        (3,718,335)      (2,315,423)
 Transfers for contract benefits and
  terminations ....................................    (1,884,112)     (1,973,964)      (15,744,733)     (15,866,339)
                                                     ------------    ------------    --------------   --------------
Net increase/(decrease) from contract
 transactions .....................................    (2,204,947)      1,190,653        (5,030,590)      (2,616,575)
                                                     ------------    ------------    --------------   --------------
Net increase/(decrease) in net assets .............    (1,943,828)      2,495,875          (832,506)       4,570,643
Net assets beginning of period ....................    15,316,862      12,820,987        98,454,504       93,883,861
                                                     ------------    ------------    --------------   --------------
Net assets end of period ..........................  $ 13,373,034    $ 15,316,862    $   97,621,998   $   98,454,504
                                                     ============    ============    ==============   ==============
 Units issued during the period ...................       323,509         467,787           894,694        1,036,382
 Units redeemed during the period .................      (460,206)       (384,307)       (1,119,773)      (1,109,187)
                                                     ------------    ------------    --------------   --------------
 Net units issued (redeemed) during the period           (136,697)         83,480          (225,079)         (72,805)
                                                     ============    ============    ==============   ==============

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                                EQ/GAMCO
                                                          Small Company Value
                                                    --------------------------------
                                                          2005             2004
                                                    ---------------- ---------------
From operations:
 Net investment income (loss) .....................  $     (119,259)  $   (353,150)
 Net realized gain (loss) .........................       7,679,211      2,743,830
 Net change in unrealized appreciation
  (depreciation) ..................................      (4,735,856)    10,524,857
                                                     --------------   ------------
 Net increase/(decrease) in net assets from
  operations ......................................       2,824,096     12,915,537
                                                     --------------   ------------
Contract transactions:
 Payments received from contractowners ............       9,997,884     10,835,133
 Transfers between subaccounts, net ...............      (1,242,707)     2,039,934
 Transfers for contract benefits and
  terminations ....................................     (13,088,180)    (9,880,875)
                                                     --------------   ------------
Net increase/(decrease) from contract
 transactions .....................................      (4,333,003)     2,994,192
                                                     --------------   ------------
Net increase/(decrease) in net assets .............      (1,508,907)    15,909,729
Net assets beginning of period ....................      77,648,949     61,739,220
                                                     --------------   ------------
Net assets end of period ..........................  $   76,140,042   $ 77,648,949
                                                     ==============   ============
 Units issued during the period ...................         544,250        779,636
 Units redeemed during the period .................        (652,988)      (562,131)
                                                     --------------   ------------
 Net units issued (redeemed) during the period             (108,738)       217,505
                                                     ==============   ============

                                                             EQ/Government                  EQ/Intermediate
                                                              Securities                       Term Bond
                                                    ------------------------------- -------------------------------
                                                          2005            2004            2005            2004
                                                    --------------- --------------- --------------- ---------------
From operations:
 Net investment income (loss) .....................  $    418,902    $    863,342    $     283,681   $  1,242,741
 Net realized gain (loss) .........................      (113,437)         (3,927)        (356,802)       113,394
 Net change in unrealized appreciation
  (depreciation) ..................................      (203,905)       (660,820)          64,870     (1,152,811)
                                                     ------------    ------------    -------------   ------------
 Net increase/(decrease) in net assets from
  operations ......................................       101,560         198,595           (8,251)       203,324
                                                     ------------    ------------    -------------   ------------
Contract transactions:
 Payments received from contractowners ............     1,804,311       5,938,669        1,583,850      1,405,850
 Transfers between subaccounts, net ...............      (966,398)     (3,297,803)        (338,036)      (383,060)
 Transfers for contract benefits and
  terminations ....................................    (1,503,682)     (1,762,580)      (6,376,450)    (1,371,741)
                                                     ------------    ------------    -------------   ------------
Net increase/(decrease) from contract
 transactions .....................................      (665,769)        878,286       (5,130,636)      (348,951)
                                                     ------------    ------------    -------------   ------------
Net increase/(decrease) in net assets .............      (564,209)      1,076,881       (5,138,887)      (145,627)
Net assets beginning of period ....................    14,401,439      13,324,558       12,739,482     12,885,109
                                                     ------------    ------------    -------------   ------------
Net assets end of period ..........................  $ 13,837,230    $ 14,401,439    $   7,600,595   $ 12,739,482
                                                     ============    ============    =============   ============
 Units issued during the period ...................       266,680         685,738          131,243        224,158
 Units redeemed during the period .................      (311,026)       (610,754)        (488,803)      (247,357)
                                                     ------------    ------------    -------------   ------------
 Net units issued (redeemed) during the period            (44,346)         74,984         (357,560)       (23,199)
                                                     ============    ============    =============   ============

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                           EQ/International
                                                                Growth                     EQ/Long Term Bond
                                                    ------------------------------- -------------------------------
                                                          2005            2004            2005            2004
                                                    --------------- --------------- --------------- ---------------
From operations:
 Net investment income (loss) .....................  $    132,528    $     79,697    $    157,913    $  1,583,028
 Net realized gain (loss) .........................      (385,288)       (656,484)       (239,037)        827,075
 Net change in unrealized appreciation
  (depreciation) ..................................     2,067,395       1,234,151         348,477      (1,205,835)
                                                     ------------    ------------    ------------    ------------
 Net increase/(decrease) in net assets from
  operations ......................................     1,814,635         657,364         267,353       1,204,268
                                                     ------------    ------------    ------------    ------------
Contract transactions:
 Payments received from contractowners ............     2,140,737       2,377,076       2,042,040       2,399,214
 Transfers between subaccounts, net ...............        39,397        (158,077)       (452,227)     (1,378,734)
 Transfers for contract benefits and
  terminations ....................................    (2,283,701)     (2,366,827)     (6,884,681)     (1,935,963)
                                                     ------------    ------------    ------------    ------------
Net increase/(decrease) from contract
 transactions .....................................      (103,567)       (147,828)     (5,294,868)       (915,483)
                                                     ------------    ------------    ------------    ------------
Net increase/(decrease) in net assets .............     1,711,068         509,536      (5,027,515)        288,785
Net assets beginning of period ....................    14,929,662      14,420,126      15,885,710      15,596,925
                                                     ------------    ------------    ------------    ------------
Net assets end of period ..........................  $ 16,640,730    $ 14,929,662    $ 10,858,195    $ 15,885,710
                                                     ============    ============    ============    ============
 Units issued during the period ...................       264,295         257,375         170,931         293,599
 Units redeemed during the period .................      (265,311)       (259,628)       (496,870)       (341,004)
                                                     ------------    ------------    ------------    ------------
 Net units issued (redeemed) during the period             (1,016)         (2,253)       (325,939)        (47,405)
                                                     ============    ============    ============    ============

                                                     EQ/Marsico Focus (b) (f)   EQ/Money Market (b) (g)
                                                    -------------------------- ------------------------
                                                               2005                    2005 () _
                                                    -------------------------- ------------------------
From operations:
 Net investment income (loss) .....................        $   (15,415)              $    385,823
 Net realized gain (loss) .........................            234,077                         --
 Net change in unrealized appreciation
  (depreciation) ..................................          2,352,284                         --
                                                           -----------               ------------
 Net increase/(decrease) in net assets from
  operations ......................................          2,570,946                    385,823
                                                           -----------               ------------
Contract transactions:
 Payments received from contractowners ............            525,236                  1,990,386
 Transfers between subaccounts, net ...............          8,977,046                 42,456,064
 Transfers for contract benefits and
  terminations ....................................           (522,851)                (5,782,438)
                                                           -----------               ------------
Net increase/(decrease) from contract
 transactions .....................................          8,979,431                 38,664,012
                                                           -----------               ------------
Net increase/(decrease) in net assets .............         11,550,377                 39,049,835
Net assets beginning of period ....................                 --                         --
                                                           -----------               ------------
Net assets end of period ..........................        $11,550,377               $ 39,049,835
                                                           ===========               ============
 Units issued during the period ...................          1,149,404                  4,789,437
 Units redeemed during the period .................            (61,065)                  (926,767)
                                                           -----------               ------------
 Net units issued (redeemed) during the period               1,088,339                  3,862,670
                                                           ===========               ============

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                              EQ/Montag &
                                                            Caldwell Growth
                                                    -------------------------------
                                                        2005 (h)          2004
                                                    --------------- ---------------
From operations:
 Net investment income (loss) .....................  $    (65,399)   $     41,844
 Net realized gain (loss) .........................       730,791        (384,561)
 Net change in unrealized appreciation
  (depreciation) ..................................     2,823,720       2,052,462
                                                     ------------    ------------
 Net increase/(decrease) in net assets from
  operations ......................................     3,489,112       1,709,745
                                                     ------------    ------------
Contract transactions:
 Payments received from contractowners ............     9,947,329      10,604,468
 Transfers between subaccounts, net ...............       904,773         123,553
 Transfers for contract benefits and
  terminations ....................................    (8,762,138)     (8,389,346)
                                                     ------------    ------------
Net increase/(decrease) from contract
 transactions .....................................     2,089,964       2,338,675
                                                     ------------    ------------
Net increase/(decrease) in net assets .............     5,579,076       4,048,420
Net assets beginning of period ....................    48,367,940      44,319,520
                                                     ------------    ------------
Net assets end of period ..........................  $ 53,947,016    $ 48,367,940
                                                     ============    ============
 Units issued during the period ...................     2,215,133       1,567,088
 Units redeemed during the period .................    (2,061,807)     (1,327,532)
                                                     ------------    ------------
 Net units issued (redeemed) during the period            153,326         239,556
                                                     ============    ============

                                                                EQ/PIMCO                EQ/Short Duration
                                                              Real Return                     Bond
                                                    -------------------------------- ------------------------
                                                          2005             2004          2005         2004
                                                    ---------------- --------------- ------------ -----------
From operations:
 Net investment income (loss) .....................  $      288,470   $    625,619    $   1,547    $   2,336
 Net realized gain (loss) .........................         293,233      1,071,313         (165)         (24)
 Net change in unrealized appreciation
  (depreciation) ..................................        (512,148)      (352,927)         175       (1,218)
                                                     --------------   ------------    ---------    ---------
 Net increase/(decrease) in net assets from
  operations ......................................          69,555      1,344,005        1,557        1,094
                                                     --------------   ------------    ---------    ---------
Contract transactions:
 Payments received from contractowners ............       2,162,171      5,889,513      112,375      119,416
 Transfers between subaccounts, net ...............     (12,964,747)     1,051,778       (2,169)         833
 Transfers for contract benefits and
  terminations ....................................      (4,531,843)    (4,021,078)     (32,116)     (19,945)
                                                     --------------   ------------    ---------    ---------
Net increase/(decrease) from contract
 transactions .....................................     (15,334,419)     2,920,213       78,090      100,304
                                                     --------------   ------------    ---------    ---------
Net increase/(decrease) in net assets .............     (15,264,864)     4,264,218       79,647      101,398
Net assets beginning of period ....................      31,670,971     27,406,753      117,724       16,326
                                                     --------------   ------------    ---------    ---------
Net assets end of period ..........................  $   16,406,107   $ 31,670,971    $ 197,371    $ 117,724
                                                     ==============   ============    =========    =========
 Units issued during the period ...................         546,735        766,205       11,212       11,994
 Units redeemed during the period .................      (1,867,948)      (512,199)      (3,556)      (2,017)
                                                     --------------   ------------    ---------    ---------
 Net units issued (redeemed) during the period           (1,321,213)       254,006        7,656        9,977
                                                     ==============   ============    =========    =========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                             EQ/TCW Equity
                                                    -------------------------------
                                                          2005            2004
                                                    --------------- ---------------
From operations:
 Net investment income (loss) .....................  $   (361,339)   $   (336,876)
 Net realized gain (loss) .........................      (629,128)     (1,465,230)
 Net change in unrealized appreciation
  (depreciation) ..................................     2,957,991       8,932,003
                                                     ------------    ------------
 Net increase/(decrease) in net assets from
  operations ......................................     1,967,524       7,129,897
                                                     ------------    ------------
Contract transactions:
 Payments received from contractowners ............     8,932,642      11,091,138
 Transfers between subaccounts, net ...............    (2,421,808)       (979,343)
 Transfers for contract benefits and
  terminations ....................................    (8,941,896)     (8,776,459)
                                                     ------------    ------------
Net increase/(decrease) from contract
 transactions .....................................    (2,431,062)      1,335,336
                                                     ------------    ------------
Net increase/(decrease) in net assets .............      (463,538)      8,465,233
Net assets beginning of period ....................    62,403,474      53,938,241
                                                     ------------    ------------
Net assets end of period ..........................  $ 61,939,936    $ 62,403,474
                                                     ============    ============
 Units issued during the period ...................       660,608         962,787
 Units redeemed during the period .................      (764,953)       (778,372)
                                                     ------------    ------------
 Net units issued (redeemed) during the period           (104,345)        184,415
                                                     ============    ============

                                                             EQ/UBS Growth                  Fidelity VIP
                                                              and Income                    Asset Manager
                                                    ------------------------------- -----------------------------
                                                          2005            2004            2005           2004
                                                    --------------- --------------- --------------- -------------
From operations:
 Net investment income (loss) .....................  $     54,499    $    221,080    $     109,154   $  137,245
 Net realized gain (loss) .........................        52,040        (206,424)         302,852       (8,271)
 Net change in unrealized appreciation
  (depreciation) ..................................     1,508,368       2,090,309         (409,318)     115,981
                                                     ------------    ------------    -------------   ----------
 Net increase/(decrease) in net assets from
  operations ......................................     1,614,907       2,104,965            2,688      244,955
                                                     ------------    ------------    -------------   ----------
Contract transactions:
 Payments received from contractowners ............     3,614,797       3,904,596          289,317      371,588
 Transfers between subaccounts, net ...............      (448,919)       (284,584)        (153,687)    (947,346)
 Transfers for contract benefits and
  terminations ....................................    (2,804,770)     (2,901,104)      (4,477,047)    (227,014)
                                                     ------------    ------------    -------------   ----------
Net increase/(decrease) from contract
 transactions .....................................       361,108         718,908       (4,341,417)    (802,772)
                                                     ------------    ------------    -------------   ----------
Net increase/(decrease) in net assets .............     1,976,015       2,823,873       (4,338,729)    (557,817)
Net assets beginning of period ....................    18,615,376      15,791,503        4,506,427    5,064,244
                                                     ------------    ------------    -------------   ----------
Net assets end of period ..........................  $ 20,591,391    $ 18,615,376    $     167,698   $4,506,427
                                                     ============    ============    =============   ==========
 Units issued during the period ...................       359,782         448,434           33,388      126,246
 Units redeemed during the period .................      (328,725)       (379,214)        (441,292)    (204,590)
                                                     ------------    ------------    -------------   ----------
 Net units issued (redeemed) during the period             31,057          69,220         (407,904)     (78,344)
                                                     ============    ============    =============   ==========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                              Fidelity VIP
                                                             Contrafund(R)
                                                    --------------------------------
                                                          2005             2004
                                                    ---------------- ---------------
From operations:
 Net investment income (loss) .....................  $      (65,759)  $     42,011
 Net realized gain (loss) .........................       2,285,795      1,801,363
 Net change in unrealized appreciation
  (depreciation) ..................................       2,684,360      1,312,384
                                                     --------------   ------------
 Net increase/(decrease) in net assets from
  operations ......................................       4,904,396      3,155,758
                                                     --------------   ------------
Contract transactions:
 Payments received from contractowners ............       3,098,712      9,466,161
 Transfers between subaccounts, net ...............      12,177,421     (8,222,679)
 Transfers for contract benefits and
  terminations ....................................     (11,423,571)    (2,164,361)
                                                     --------------   ------------
Net increase/(decrease) from contract
 transactions .....................................       3,852,562       (920,879)
                                                     --------------   ------------
Net increase/(decrease) in net assets .............       8,756,958      2,234,879
Net assets beginning of period ....................      23,289,067     21,054,188
                                                     --------------   ------------
Net assets end of period ..........................  $   32,046,025   $ 23,289,067
                                                     ==============   ============
 Units issued during the period ...................       1,410,726      1,239,689
 Units redeemed during the period .................      (1,048,296)    (1,318,475)
                                                     --------------   ------------
 Net units issued (redeemed) during the period              362,430        (78,786)
                                                     ==============   ============

                                                                                            Fidelity VIP
                                                          Fidelity VIP Growth           Growth Opportunities
                                                    ------------------------------- ----------------------------
                                                          2005            2004           2005           2004
                                                    --------------- --------------- -------------- -------------
From operations:
 Net investment income (loss) .....................  $      9,963    $     (2,485)    $    9,700    $    1,501
 Net realized gain (loss) .........................     1,667,225         153,158         46,470        35,237
 Net change in unrealized appreciation
  (depreciation) ..................................    (1,020,753)        395,677        109,274        96,998
                                                     ------------    ------------     ----------    ----------
 Net increase/(decrease) in net assets from
  operations ......................................       656,435         546,350        165,444       133,736
                                                     ------------    ------------     ----------    ----------
Contract transactions:
 Payments received from contractowners ............     3,732,779       3,215,156        457,640       462,501
 Transfers between subaccounts, net ...............    (5,750,469)        298,800       (340,160)      213,261
 Transfers for contract benefits and
  terminations ....................................    (4,464,152)     (3,270,737)      (311,609)     (352,905)
                                                     ------------    ------------     ----------    ----------
Net increase/(decrease) from contract
 transactions .....................................    (6,481,842)        243,219       (194,129)      322,857
                                                     ------------    ------------     ----------    ----------
Net increase/(decrease) in net assets .............    (5,825,407)        789,569        (28,685)      456,593
Net assets beginning of period ....................    19,364,870      18,575,301      2,116,119     1,659,526
                                                     ------------    ------------     ----------    ----------
Net assets end of period ..........................  $ 13,539,463    $ 19,364,870     $2,087,434    $2,116,119
                                                     ============    ============     ==========    ==========
 Units issued during the period ...................       587,720         670,367         90,965       141,488
 Units redeemed during the period .................    (1,380,166)       (645,574)      (110,009)     (100,658)
                                                     ------------    ------------     ----------    ----------
 Net units issued (redeemed) during the period           (792,446)         24,793        (19,044)       40,830
                                                     ============    ============     ==========    ==========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                             Fidelity VIP
                                                           Growth and Income
                                                    -------------------------------
                                                          2005            2004
                                                    --------------- ---------------
From operations:
 Net investment income (loss) .....................  $     111,105   $      83,883
 Net realized gain (loss) .........................      1,709,943          41,094
 Net change in unrealized appreciation
  (depreciation) ..................................     (1,593,442)        384,569
                                                     -------------   -------------
 Net increase/(decrease) in net assets from
  operations ......................................        227,606         509,546
                                                     -------------   -------------
Contract transactions:
 Payments received from contractowners ............        794,398         983,082
 Transfers between subaccounts, net ...............       (704,607)     (1,646,338)
 Transfers for contract benefits and
  terminations ....................................     (8,097,955)       (524,150)
                                                     -------------   -------------
Net increase/(decrease) from contract
 transactions .....................................     (8,008,164)     (1,187,406)
                                                     -------------   -------------
Net increase/(decrease) in net assets .............     (7,780,558)       (677,860)
Net assets beginning of period ....................      8,922,373       9,600,233
                                                     -------------   -------------
Net assets end of period ..........................  $   1,141,815   $   8,922,373
                                                     =============   =============
 Units issued during the period ...................        105,892         142,956
 Units redeemed during the period .................       (922,579)       (271,158)
                                                     -------------   -------------
 Net units issued (redeemed) during the period            (816,687)       (128,202)
                                                     =============   =============

                                                             Franklin                Franklin Rising
                                                         Income Securities        Dividends Securities
                                                    --------------------------- -------------------------
                                                         2005          2004         2005         2004
                                                    -------------- ------------ ------------ ------------
From operations:
 Net investment income (loss) .....................   $   29,114    $   5,747    $   1,750    $     355
 Net realized gain (loss) .........................        9,063        2,815        5,121        3,149
 Net change in unrealized appreciation
  (depreciation) ..................................      (11,685)      26,974        8,197       14,356
                                                      ----------    ---------    ---------    ---------
 Net increase/(decrease) in net assets from
  operations ......................................       26,492       35,536       15,068       17,860
                                                      ----------    ---------    ---------    ---------
Contract transactions:
 Payments received from contractowners ............      751,704      267,759      238,147      188,887
 Transfers between subaccounts, net ...............        7,526       42,711      (12,402)      44,606
 Transfers for contract benefits and
  terminations ....................................      (96,219)     (47,834)     (79,370)     (44,274)
                                                      ----------    ---------    ---------    ---------
Net increase/(decrease) from contract
 transactions .....................................      663,011      262,636      146,375      189,219
                                                      ----------    ---------    ---------    ---------
Net increase/(decrease) in net assets .............      689,503      298,172      161,443      207,079
Net assets beginning of period ....................      368,069       69,897      244,337       37,258
                                                      ----------    ---------    ---------    ---------
Net assets end of period ..........................   $1,057,572    $ 368,069    $ 405,780    $ 244,337
                                                      ==========    =========    =========    =========
 Units issued during the period ...................       66,954       27,422       21,435       21,696
 Units redeemed during the period .................      (13,972)      (4,812)      (9,524)      (5,507)
                                                      ----------    ---------    ---------    ---------
 Net units issued (redeemed) during the period            52,982       22,610       11,911       16,189
                                                      ==========    =========    =========    =========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                         Franklin Zero                 Janus Aspen
                                                          Coupon 2010                Series Balanced
                                                    ------------------------ -------------------------------
                                                        2005         2004          2005            2004
                                                    ------------ ----------- --------------- ---------------
From operations:
 Net investment income (loss) .....................  $    2,262   $  1,002    $     142,476   $     124,259
 Net realized gain (loss) .........................         (71)        56           89,802          14,654
 Net change in unrealized appreciation
  (depreciation) ..................................      (1,730)      (232)         316,585         377,215
                                                     ----------   --------    -------------   -------------
 Net increase/(decrease) in net assets from
  operations ......................................         461        826          548,863         516,128
                                                     ----------   --------    -------------   -------------
Contract transactions:
 Payments received from contractowners ............      54,832     29,527        1,323,845       1,415,949
 Transfers between subaccounts, net ...............         216      6,509          152,838         (34,734)
 Transfers for contract benefits and
  terminations ....................................     (13,479)    (7,692)      (1,080,202)     (1,050,652)
                                                     ----------   --------    -------------   -------------
Net increase/(decrease) from contract
 transactions .....................................      41,569     28,344          396,481         330,563
                                                     ----------   --------    -------------   -------------
Net increase/(decrease) in net assets .............      42,030     29,170          945,344         846,691
Net assets beginning of period ....................      41,100     11,930        6,948,842       6,102,151
                                                     ----------   --------    -------------   -------------
Net assets end of period ..........................  $   83,130   $ 41,100    $   7,894,186   $   6,948,842
                                                     ==========   ========    =============   =============
 Units issued during the period ...................       5,331      3,657          174,479         158,077
 Units redeemed during the period .................      (1,461)      (966)        (138,875)       (126,770)
                                                     ----------   --------    -------------   -------------
 Net units issued (redeemed) during the period            3,870      2,691           35,604          31,307
                                                     ==========   ========    =============   =============

                                                          Janus Aspen Series
                                                         International Growth
                                                    ------------------------------
                                                          2005           2004
                                                    --------------- --------------
From operations:
 Net investment income (loss) .....................  $      52,549    $   30,468
 Net realized gain (loss) .........................        706,119       210,314
 Net change in unrealized appreciation
  (depreciation) ..................................      1,037,215       423,777
                                                     -------------    ----------
 Net increase/(decrease) in net assets from
  operations ......................................      1,795,883       664,559
                                                     -------------    ----------
Contract transactions:
 Payments received from contractowners ............      1,539,278     1,497,903
 Transfers between subaccounts, net ...............      3,438,812       (54,612)
 Transfers for contract benefits and
  terminations ....................................     (2,731,736)     (462,880)
                                                     -------------    ----------
Net increase/(decrease) from contract
 transactions .....................................      2,246,354       980,411
                                                     -------------    ----------
Net increase/(decrease) in net assets .............      4,042,237     1,644,970
Net assets beginning of period ....................      4,516,722     2,871,752
                                                     -------------    ----------
Net assets end of period ..........................  $   8,558,959    $4,516,722
                                                     =============    ==========
 Units issued during the period ...................        508,498       309,324
 Units redeemed during the period .................       (313,474)     (208,808)
                                                     -------------    ----------
 Net units issued (redeemed) during the period             195,024       100,516
                                                     =============    ==========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                          Janus Aspen Series                 Janus Aspen
                                                            Flexible Bond                   Series Forty
                                                    ------------------------------ -------------------------------
                                                         2005            2004            2005            2004
                                                    -------------- --------------- --------------- ---------------
From operations:
 Net investment income (loss) .....................   $  457,004    $     362,806   $    (39,952)   $    (18,390)
 Net realized gain (loss) .........................      241,859          127,748        355,033           7,094
 Net change in unrealized appreciation
  (depreciation) ..................................     (575,872)        (258,273)     1,497,857       2,060,198
                                                      ----------    -------------   ------------    ------------
 Net increase/(decrease) in net assets from
  operations ......................................      122,991          232,281      1,812,938       2,048,902
                                                      ----------    -------------   ------------    ------------
Contract transactions:
 Payments received from contractowners ............      825,583        1,102,717      2,565,976       2,609,365
 Transfers between subaccounts, net ...............    2,377,774         (123,796)     4,813,724        (705,671)
 Transfers for contract benefits and
  terminations ....................................     (879,645)      (1,136,821)    (1,949,785)     (1,944,190)
                                                      ----------    -------------   ------------    ------------
Net increase/(decrease) from contract
 transactions .....................................    2,323,712         (157,900)     5,429,915         (40,496)
                                                      ----------    -------------   ------------    ------------
Net increase/(decrease) in net assets .............    2,446,703           74,381      7,242,853       2,008,406
Net assets beginning of period ....................    6,496,235        6,421,854     13,574,563      11,566,157
                                                      ----------    -------------   ------------    ------------
Net assets end of period ..........................   $8,942,938    $   6,496,235   $ 20,817,416    $ 13,574,563
                                                      ==========    =============   ============    ============
 Units issued during the period ...................      269,141          137,059        944,138         402,640
 Units redeemed during the period .................     (104,157)        (146,915)      (315,841)       (429,701)
                                                      ----------    -------------   ------------    ------------
 Net units issued (redeemed) during the period           164,984           (9,856)       628,297         (27,061)
                                                      ==========    =============   ============    ============

                                                          Janus Aspen Series
                                                            Mid Cap Growth
                                                    -------------------------------
                                                          2005            2004
                                                    --------------- ---------------
From operations:
 Net investment income (loss) .....................  $    (54,741)   $    (32,037)
 Net realized gain (loss) .........................       619,965         294,266
 Net change in unrealized appreciation
  (depreciation) ..................................     1,046,470       1,860,351
                                                     ------------    ------------
 Net increase/(decrease) in net assets from
  operations ......................................     1,611,694       2,122,580
                                                     ------------    ------------
Contract transactions:
 Payments received from contractowners ............     2,602,012       3,418,799
 Transfers between subaccounts, net ...............     1,040,223        (589,467)
 Transfers for contract benefits and
  terminations ....................................    (2,355,175)     (1,882,006)
                                                     ------------    ------------
Net increase/(decrease) from contract
 transactions .....................................     1,287,060         947,326
                                                     ------------    ------------
Net increase/(decrease) in net assets .............     2,898,754       3,069,906
Net assets beginning of period ....................    12,849,840       9,779,934
                                                     ------------    ------------
Net assets end of period ..........................  $ 15,748,594    $ 12,849,840
                                                     ============    ============
 Units issued during the period ...................       820,167         860,891
 Units redeemed during the period .................      (610,037)       (692,743)
                                                     ------------    ------------
 Net units issued (redeemed) during the period            210,130         168,148
                                                     ============    ============

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                         Janus Aspen Series
                                                            Mid Cap Value
                                                    -----------------------------
                                                         2005           2004
                                                    -------------- --------------
From operations:
 Net investment income (loss) .....................   $  134,424     $   54,817
 Net realized gain (loss) .........................      141,979         97,930
 Net change in unrealized appreciation
  (depreciation) ..................................      (80,818)       159,454
                                                      ----------     ----------
 Net increase/(decrease) in net assets from
  operations ......................................      195,585        312,201
                                                      ----------     ----------
Contract transactions:
 Payments received from contractowners ............      398,249        362,454
 Transfers between subaccounts, net ...............       94,701       (909,173)
 Transfers for contract benefits and
  terminations ....................................     (354,631)      (115,297)
                                                      ----------     ----------
Net increase/(decrease) from contract
 transactions .....................................      138,319       (662,016)
                                                      ----------     ----------
Net increase/(decrease) in net assets .............      333,904       (349,815)
Net assets beginning of period ....................    1,872,768      2,222,583
                                                      ----------     ----------
Net assets end of period ..........................   $2,206,672     $1,872,768
                                                      ==========     ==========
 Units issued during the period ...................       48,166         46,783
 Units redeemed during the period .................      (36,872)      (109,951)
                                                      ----------     ----------
 Net units issued (redeemed) during the period            11,294        (63,168)
                                                      ==========     ==========

                                                          Janus Aspen Series                Lord Abbett
                                                           Worldwide Growth                Bond-Debenture
                                                    ------------------------------- ----------------------------
                                                          2005            2004           2005           2004
                                                    --------------- --------------- -------------- -------------
From operations:
 Net investment income (loss) .....................  $    150,235    $    123,124     $   49,774    $    43,527
 Net realized gain (loss) .........................       365,574        (533,460)        26,435         22,152
 Net change in unrealized appreciation
  (depreciation) ..................................       162,924       1,138,373        (64,260)        (5,123)
                                                     ------------    ------------     ----------    -----------
 Net increase/(decrease) in net assets from
  operations ......................................       678,733         728,037         11,949         60,556
                                                     ------------    ------------     ----------    -----------
Contract transactions:
 Payments received from contractowners ............     2,846,711       3,715,951        380,408        418,179
 Transfers between subaccounts, net ...............      (569,243)     (1,054,543)       (11,290)        32,628
 Transfers for contract benefits and
  terminations ....................................    (6,788,023)     (2,296,629)      (195,048)      (147,834)
                                                     ------------    ------------     ----------    -----------
Net increase/(decrease) from contract
 transactions .....................................    (4,510,555)        364,779        174,070        302,973
                                                     ------------    ------------     ----------    -----------
Net increase/(decrease) in net assets .............    (3,831,822)      1,092,816        186,019        363,529
Net assets beginning of period ....................    17,958,426      16,865,610        929,398        565,869
                                                     ------------    ------------     ----------    -----------
Net assets end of period ..........................  $ 14,126,604    $ 17,958,426     $1,115,417    $   929,398
                                                     ============    ============     ==========    ===========
 Units issued during the period ...................       497,799         663,547         31,239         39,223
 Units redeemed during the period .................    (1,124,086)       (624,571)       (18,248)       (15,555)
                                                     ------------    ------------     ----------    -----------
 Net units issued (redeemed) during the period           (626,287)         38,976         12,991         23,668
                                                     ============    ============     ==========    ===========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                             Lord Abbett
                                                          Growth and Income
                                                    -----------------------------
                                                         2005           2004
                                                    -------------- --------------
From operations:
 Net investment income (loss) .....................   $   34,724     $   22,186
 Net realized gain (loss) .........................      420,210        101,293
 Net change in unrealized appreciation
  (depreciation) ..................................     (285,823)       302,384
                                                      ----------     ----------
 Net increase/(decrease) in net assets from
  operations ......................................      169,111        425,863
                                                      ----------     ----------
Contract transactions:
 Payments received from contractowners ............    1,596,981      1,495,297
 Transfers between subaccounts, net ...............       88,854        510,440
 Transfers for contract benefits and
  terminations ....................................     (706,208)      (600,173)
                                                      ----------     ----------
Net increase/(decrease) from contract
 transactions .....................................      979,627      1,405,564
                                                      ----------     ----------
Net increase/(decrease) in net assets .............    1,148,738      1,831,427
Net assets beginning of period ....................    4,222,070      2,390,643
                                                      ----------     ----------
Net assets end of period ..........................   $5,370,808     $4,222,070
                                                      ==========     ==========
 Units issued during the period ...................      160,123        199,736
 Units redeemed during the period .................      (79,799)       (76,017)
                                                      ----------     ----------
 Net units issued (redeemed) during the period            80,324        123,719
                                                      ==========     ==========

                                                              Lord Abbett                    MFS(R) Mid
                                                             Mid-Cap Value                   Cap Growth
                                                    ------------------------------- ----------------------------
                                                          2005            2004           2005           2004
                                                    --------------- --------------- -------------- -------------
From operations:
 Net investment income (loss) .....................  $      3,571    $     34,823     $   (3,546)   $    (2,713)
 Net realized gain (loss) .........................     3,346,260         743,588         30,395         12,761
 Net change in unrealized appreciation
  (depreciation) ..................................    (2,085,161)      2,239,315          9,877        100,587
                                                     ------------    ------------     ----------    -----------
 Net increase/(decrease) in net assets from
  operations ......................................     1,264,670       3,017,726         36,726        110,635
                                                     ------------    ------------     ----------    -----------
Contract transactions:
 Payments received from contractowners ............     2,538,924       2,107,149        333,825        384,943
 Transfers between subaccounts, net ...............       216,268       4,592,144        (40,279)         2,723
 Transfers for contract benefits and
  terminations ....................................    (6,008,178)     (1,768,211)      (152,794)      (158,928)
                                                     ------------    ------------     ----------    -----------
Net increase/(decrease) from contract
 transactions .....................................    (3,252,986)      4,931,082        140,752        228,738
                                                     ------------    ------------     ----------    -----------
Net increase/(decrease) in net assets .............    (1,988,316)      7,948,808        177,478        339,373
Net assets beginning of period ....................    17,306,954       9,358,146        965,406        626,033
                                                     ------------    ------------     ----------    -----------
Net assets end of period ..........................  $ 15,318,638    $ 17,306,954     $1,142,884    $   965,406
                                                     ============    ============     ==========    ===========
 Units issued during the period ...................       349,092         659,039         34,965         45,035
 Units redeemed during the period .................      (580,337)       (240,093)       (20,444)       (20,318)
                                                     ------------    ------------     ----------    -----------
 Net units issued (redeemed) during the period           (231,245)        418,946         14,521         24,717
                                                     ============    ============     ==========    ===========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                              MFS(R) New
                                                              Discovery
                                                    ------------------------------
                                                          2005           2004
                                                    --------------- --------------
From operations:
 Net investment income (loss) .....................  $      (7,826)   $   (1,374)
 Net realized gain (loss) .........................         58,586        40,765
 Net change in unrealized appreciation
  (depreciation) ..................................         10,994        44,679
                                                     -------------    ----------
 Net increase/(decrease) in net assets from
  operations ......................................         61,754        84,070
                                                     -------------    ----------
Contract transactions:
 Payments received from contractowners ............        289,655       816,084
 Transfers between subaccounts, net ...............       (542,179)      610,362
 Transfers for contract benefits and
  terminations ....................................       (790,355)     (127,157)
                                                     -------------    ----------
Net increase/(decrease) from contract
 transactions .....................................     (1,042,879)    1,299,289
                                                     -------------    ----------
Net increase/(decrease) in net assets .............       (981,125)    1,383,359
Net assets beginning of period ....................      2,084,785       701,426
                                                     -------------    ----------
Net assets end of period ..........................  $   1,103,660    $2,084,785
                                                     =============    ==========
 Units issued during the period ...................         50,757       196,298
 Units redeemed during the period .................       (141,764)      (77,875)
                                                     -------------    ----------
 Net units issued (redeemed) during the period             (91,007)      118,423
                                                     =============    ==========

                                                            MFS(R) Total
                                                               Return                  MFS(R) Utilities
                                                    ----------------------------- ---------------------------
                                                         2005           2004           2005          2004
                                                    -------------- -------------- -------------- ------------
From operations:
 Net investment income (loss) .....................   $   65,976     $   49,261     $    1,849    $   4,209
 Net realized gain (loss) .........................      258,869        115,253         80,965       21,096
 Net change in unrealized appreciation
  (depreciation) ..................................     (218,644)       248,817         66,509      104,333
                                                      ----------     ----------     ----------    ---------
 Net increase/(decrease) in net assets from
  operations ......................................      106,201        413,331        149,323      129,638
                                                      ----------     ----------     ----------    ---------
Contract transactions:
 Payments received from contractowners ............      993,053      1,231,681        372,085      212,060
 Transfers between subaccounts, net ...............     (536,805)     1,060,340        202,651      125,812
 Transfers for contract benefits and
  terminations ....................................     (585,546)      (363,774)      (147,460)     (86,389)
                                                      ----------     ----------     ----------    ---------
Net increase/(decrease) from contract
 transactions .....................................     (129,298)     1,928,247        427,276      251,483
                                                      ----------     ----------     ----------    ---------
Net increase/(decrease) in net assets .............      (23,097)     2,341,578        576,599      381,121
Net assets beginning of period ....................    4,544,599      2,203,021        660,190      279,069
                                                      ----------     ----------     ----------    ---------
Net assets end of period ..........................   $4,521,502     $4,544,599     $1,236,789    $ 660,190
                                                      ==========     ==========     ==========    =========
 Units issued during the period ...................       93,650        272,213         46,763       30,667
 Units redeemed during the period .................     (105,385)      (100,541)       (21,015)     (11,393)
                                                      ----------     ----------     ----------    ---------
 Net units issued (redeemed) during the period           (11,735)       171,672         25,748       19,274
                                                      ==========     ==========     ==========    =========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                            Morgan Stanley
                                                            UIF Core Plus
                                                             Fixed Income
                                                    ------------------------------
                                                          2005           2004
                                                    --------------- --------------
From operations:
 Net investment income (loss) .....................   $   518,831     $  237,313
 Net realized gain (loss) .........................       528,494        134,268
 Net change in unrealized appreciation
  (depreciation) ..................................      (706,289)      (108,646)
                                                      -----------     ----------
 Net increase/(decrease) in net assets from
  operations ......................................       341,036        262,935
                                                      -----------     ----------
Contract transactions:
 Payments received from contractowners ............       445,591        708,308
 Transfers between subaccounts, net ...............     9,062,952        187,223
 Transfers for contract benefits and
  terminations ....................................      (755,799)      (839,444)
                                                      -----------     ----------
Net increase/(decrease) from contract
 transactions .....................................     8,752,744         56,087
                                                      -----------     ----------
Net increase/(decrease) in net assets .............     9,093,780        319,022
Net assets beginning of period ....................     6,505,586      6,186,564
                                                      -----------     ----------
Net assets end of period ..........................   $15,599,366     $6,505,586
                                                      ===========     ==========
 Units issued during the period ...................     1,021,232         95,289
 Units redeemed during the period .................      (429,011)       (91,869)
                                                      -----------     ----------
 Net units issued (redeemed) during the period            592,221          3,420
                                                      ===========     ==========

                                                         Morgan Stanley
                                                          UIF Emerging             Morgan Stanley
                                                          Markets Debt            UIF Equity Growth
                                                    ------------------------- -------------------------
                                                        2005         2004         2005         2004
                                                    ------------ ------------ ------------ ------------
From operations:
 Net investment income (loss) .....................  $  38,933    $  26,917    $      40    $     326
 Net realized gain (loss) .........................     29,971       26,225        1,466       25,584
 Net change in unrealized appreciation
  (depreciation) ..................................    (12,827)     (15,032)      46,055      (10,826)
                                                     ---------    ---------    ---------    ---------
 Net increase/(decrease) in net assets from
  operations ......................................     56,077       38,110       47,561       15,084
                                                     ---------    ---------    ---------    ---------
Contract transactions:
 Payments received from contractowners ............     68,206       52,966       97,071       43,905
 Transfers between subaccounts, net ...............    (90,593)     116,881       10,067       19,296
 Transfers for contract benefits and
  terminations ....................................    (10,747)     (12,091)     (29,288)     (27,158)
                                                     ---------    ---------    ---------    ---------
Net increase/(decrease) from contract
 transactions .....................................    (33,134)     157,756       77,850       36,043
                                                     ---------    ---------    ---------    ---------
Net increase/(decrease) in net assets .............     22,943      195,866      125,411       51,127
Net assets beginning of period ....................    425,876      230,010      239,245      188,118
                                                     ---------    ---------    ---------    ---------
Net assets end of period ..........................  $ 448,819    $ 425,876    $ 364,656    $ 239,245
                                                     =========    =========    =========    =========
 Units issued during the period ...................      8,901       17,007       17,819       33,277
 Units redeemed during the period .................    (10,695)      (5,106)      (8,093)     (28,599)
                                                     ---------    ---------    ---------    ---------
 Net units issued (redeemed) during the period          (1,794)      11,901        9,726        4,678
                                                     =========    =========    =========    =========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                            Morgan Stanley
                                                              UIF Value
                                                    ------------------------------
                                                          2005           2004
                                                    --------------- --------------
From operations:
 Net investment income (loss) .....................   $    26,371     $   24,261
 Net realized gain (loss) .........................       306,040        255,973
 Net change in unrealized appreciation
  (depreciation) ..................................       249,013        148,894
                                                      -----------     ----------
 Net increase/(decrease) in net assets from
  operations ......................................       581,424        429,128
                                                      -----------     ----------
Contract transactions:
 Payments received from contractowners ............       483,031      1,835,479
 Transfers between subaccounts, net ...............    10,019,281        (23,737)
 Transfers for contract benefits and
  terminations ....................................      (915,101)       (92,518)
                                                      -----------     ----------
Net increase/(decrease) from contract
 transactions .....................................     9,587,211      1,719,224
                                                      -----------     ----------
Net increase/(decrease) in net assets .............    10,168,635      2,148,352
Net assets beginning of period ....................     2,968,804        820,452
                                                      -----------     ----------
Net assets end of period ..........................   $13,137,439     $2,968,804
                                                      ===========     ==========
 Units issued during the period ...................       764,212        195,931
 Units redeemed during the period .................      (131,102)       (63,833)
                                                      -----------     ----------
 Net units issued (redeemed) during the period            633,110        132,098
                                                      ===========     ==========

                                                             Old Mutual                   Old Mutual
                                                               Mid-Cap                   Select Value
                                                    ----------------------------- ---------------------------
                                                         2005           2004           2005          2004
                                                    -------------- -------------- ------------- -------------
From operations:
 Net investment income (loss) .....................   $   (7,839)    $   (5,772)   $    13,881   $    12,397
 Net realized gain (loss) .........................      230,613         65,543         (6,386)       (3,839)
 Net change in unrealized appreciation
  (depreciation) ..................................      (88,935)       242,595         26,324        12,650
                                                      ----------     ----------    -----------   -----------
 Net increase/(decrease) in net assets from
  operations ......................................      133,839        302,366         33,819        21,208
                                                      ----------     ----------    -----------   -----------
Contract transactions:
 Payments received from contractowners ............      687,512        713,480        256,657       271,431
 Transfers between subaccounts, net ...............       (8,789)       (23,214)       (32,744)        3,689
 Transfers for contract benefits and
  terminations ....................................     (313,398)      (393,829)      (120,466)     (100,375)
                                                      ----------     ----------    -----------   -----------
Net increase/(decrease) from contract
 transactions .....................................      365,325        296,437        103,447       174,745
                                                      ----------     ----------    -----------   -----------
Net increase/(decrease) in net assets .............      499,164        598,803        137,266       195,953
Net assets beginning of period ....................    2,010,069      1,411,266        744,699       548,746
                                                      ----------     ----------    -----------   -----------
Net assets end of period ..........................   $2,509,233     $2,010,069    $   881,965   $   744,699
                                                      ==========     ==========    ===========   ===========
 Units issued during the period ...................       56,195         67,043         29,056        31,214
 Units redeemed during the period .................      (29,241)       (42,766)       (18,469)      (12,331)
                                                      ----------     ----------    -----------   -----------
 Net units issued (redeemed) during the period            26,954         24,277         10,587        18,883
                                                      ==========     ==========    ===========   ===========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                            Oppenheimer
                                                         Global Securities
                                                    ----------------------------
                                                         2005           2004
                                                    -------------- -------------
From operations:
 Net investment income (loss) .....................   $    3,166    $     1,235
 Net realized gain (loss) .........................       27,092          5,411
 Net change in unrealized appreciation
  (depreciation) ..................................      119,207         85,475
                                                      ----------    -----------
 Net increase/(decrease) in net assets from
  operations ......................................      149,465         92,121
                                                      ----------    -----------
Contract transactions:
 Payments received from contractowners ............      701,443        533,050
 Transfers between subaccounts, net ...............       50,395         10,693
 Transfers for contract benefits and
  terminations ....................................     (247,186)      (124,509)
                                                      ----------    -----------
Net increase/(decrease) from contract
 transactions .....................................      504,652        419,234
                                                      ----------    -----------
Net increase/(decrease) in net assets .............      654,117        511,355
Net assets beginning of period ....................      664,436        153,081
                                                      ----------    -----------
Net assets end of period ..........................   $1,318,553    $   664,436
                                                      ==========    ===========
 Units issued during the period ...................       52,056         43,573
 Units redeemed during the period .................      (19,081)       (11,476)
                                                      ----------    -----------
 Net units issued (redeemed) during the period            32,975         32,097
                                                      ==========    ===========

                                                           Oppenheimer                PIMCO Global
                                                         Main Street(R)             Bond (Unhedged)
                                                    ------------------------- ----------------------------
                                                        2005         2004          2005           2004
                                                    ------------ ------------ -------------- -------------
From operations:
 Net investment income (loss) .....................  $   3,051    $      36     $   46,235    $   26,909
 Net realized gain (loss) .........................      4,253        3,948         51,140       163,749
 Net change in unrealized appreciation
  (depreciation) ..................................     21,036       20,289       (252,841)        4,813
                                                     ---------    ---------     ----------    ----------
 Net increase/(decrease) in net assets from
  operations ......................................     28,340       24,273       (155,466)      195,471
                                                     ---------    ---------     ----------    ----------
Contract transactions:
 Payments received from contractowners ............    260,894      299,404        682,596       825,220
 Transfers between subaccounts, net ...............    (11,370)      (3,575)      (175,153)        4,345
 Transfers for contract benefits and
  terminations ....................................    (88,050)     (55,199)      (301,008)     (367,207)
                                                     ---------    ---------     ----------    ----------
Net increase/(decrease) from contract
 transactions .....................................    161,474      240,630        206,435       462,358
                                                     ---------    ---------     ----------    ----------
Net increase/(decrease) in net assets .............    189,814      264,903         50,969       657,829
Net assets beginning of period ....................    333,156       68,253      2,137,983     1,480,154
                                                     ---------    ---------     ----------    ----------
Net assets end of period ..........................  $ 522,970    $ 333,156     $2,188,952    $2,137,983
                                                     =========    =========     ==========    ==========
 Units issued during the period ...................     21,689       27,717         62,510        76,504
 Units redeemed during the period .................     (8,557)      (6,890)       (48,309)      (42,425)
                                                     ---------    ---------     ----------    ----------
 Net units issued (redeemed) during the period          13,132       20,827         14,201        34,079
                                                     =========    =========     ==========    ==========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                                                          PIMCO StocksPLUS
                                                           PIMCO Real Return              Growth and Income
                                                    ------------------------------- -----------------------------
                                                          2005            2004           2005           2004
                                                    --------------- --------------- -------------- --------------
From operations:
 Net investment income (loss) .....................  $    445,579    $    100,567     $   70,574     $   37,213
 Net realized gain (loss) .........................       371,969         573,694         48,859         16,438
 Net change in unrealized appreciation
  (depreciation) ..................................      (515,272)        266,286         (2,204)       222,031
                                                     ------------    ------------     ----------     ----------
 Net increase/(decrease) in net assets from
  operations ......................................       302,276         940,547        117,229        275,682
                                                     ------------    ------------     ----------     ----------
Contract transactions:
 Payments received from contractowners ............     3,675,285       3,377,919      1,041,643      1,214,902
 Transfers between subaccounts, net ...............     3,987,391       1,936,027        (78,635)        (8,119)
 Transfers for contract benefits and
  terminations ....................................    (2,373,263)     (1,121,465)      (450,723)      (484,196)
                                                     ------------    ------------     ----------     ----------
Net increase/(decrease) from contract
 transactions .....................................     5,289,413       4,192,481        512,285        722,587
                                                     ------------    ------------     ----------     ----------
Net increase/(decrease) in net assets .............     5,591,689       5,133,028        629,514        998,269
Net assets beginning of period ....................    14,511,364       9,378,336      3,046,647      2,048,378
                                                     ------------    ------------     ----------     ----------
Net assets end of period ..........................  $ 20,103,053    $ 14,511,364     $3,676,161     $3,046,647
                                                     ============    ============     ==========     ==========
 Units issued during the period ...................       612,814         559,285         93,966        115,699
 Units redeemed during the period .................      (219,228)       (234,329)       (51,001)       (50,624)
                                                     ------------    ------------     ----------     ----------
 Net units issued (redeemed) during the period            393,586         324,956         42,965         65,075
                                                     ============    ============     ==========     ==========

                                                             T. Rowe Price
                                                             Equity Income
                                                    --------------------------------
                                                          2005             2004
                                                    ---------------- ---------------
From operations:
 Net investment income (loss) .....................  $      461,842   $    728,538
 Net realized gain (loss) .........................       8,279,199      2,232,827
 Net change in unrealized appreciation
  (depreciation) ..................................      (7,492,155)     3,581,119
                                                     --------------   ------------
 Net increase/(decrease) in net assets from
  operations ......................................       1,248,886      6,542,484
                                                     --------------   ------------
Contract transactions:
 Payments received from contractowners ............       3,662,416      2,361,863
 Transfers between subaccounts, net ...............     (16,398,886)     1,668,805
 Transfers for contract benefits and
  terminations ....................................      (9,970,838)    (8,446,424)
                                                     --------------   ------------
Net increase/(decrease) from contract
 transactions .....................................     (22,707,308)    (4,415,756)
                                                     --------------   ------------
Net increase/(decrease) in net assets .............     (21,458,422)     2,126,728
Net assets beginning of period ....................      50,427,403     48,300,675
                                                     --------------   ------------
Net assets end of period ..........................  $   28,968,981   $ 50,427,403
                                                     ==============   ============
 Units issued during the period ...................         349,409        421,204
 Units redeemed during the period .................      (1,836,261)      (756,097)
                                                     --------------   ------------
 Net units issued (redeemed) during the period           (1,486,852)      (334,893)
                                                     ==============   ============

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                            T. Rowe Price
                                                         International Stock
                                                    ------------------------------
                                                          2005           2004
                                                    --------------- --------------
From operations:
 Net investment income (loss) .....................  $      77,246    $   71,945
 Net realized gain (loss) .........................      1,140,957        42,661
 Net change in unrealized appreciation
  (depreciation) ..................................       (211,983)      633,026
                                                     -------------    ----------
 Net increase/(decrease) in net assets from
  operations ......................................      1,006,220       747,632
                                                     -------------    ----------
Contract transactions:
 Payments received from contractowners ............        817,693     1,558,114
 Transfers between subaccounts, net ...............       (315,451)      964,474
 Transfers for contract benefits and
  terminations ....................................     (2,021,379)     (500,348)
                                                     -------------    ----------
Net increase/(decrease) from contract
 transactions .....................................     (1,519,137)    2,022,240
                                                     -------------    ----------
Net increase/(decrease) in net assets .............       (512,917)    2,769,872
Net assets beginning of period ....................      6,975,601     4,205,729
                                                     -------------    ----------
Net assets end of period ..........................  $   6,462,684    $6,975,601
                                                     =============    ==========
 Units issued during the period ...................        144,363       289,924
 Units redeemed during the period .................       (273,340)      (88,960)
                                                     -------------    ----------
 Net units issued (redeemed) during the period            (128,977)      200,964
                                                     =============    ==========

                                                            T. Rowe Price                T. Rowe Price
                                                          Limited-Term Bond            New America Growth
                                                    ----------------------------- ----------------------------
                                                         2005           2004           2005           2004
                                                    -------------- -------------- -------------- -------------
From operations:
 Net investment income (loss) .....................   $  110,485     $   67,934     $   (7,547)   $       351
 Net realized gain (loss) .........................      (40,303)        (3,775)        57,986         41,839
 Net change in unrealized appreciation
  (depreciation) ..................................      (24,444)       (42,671)       318,823         19,724
                                                      ----------     ----------     ----------    -----------
 Net increase/(decrease) in net assets from
  operations ......................................       45,738         21,488        369,262         61,914
                                                      ----------     ----------     ----------    -----------
Contract transactions:
 Payments received from contractowners ............      553,708        582,642        162,623         69,019
 Transfers between subaccounts, net ...............      (77,346)     1,612,615      6,121,299         59,290
 Transfers for contract benefits and
  terminations ....................................     (742,567)      (231,449)       (86,236)      (168,715)
                                                      ----------     ----------     ----------    -----------
Net increase/(decrease) from contract
 transactions .....................................     (266,205)     1,963,808      6,197,686        (40,406)
                                                      ----------     ----------     ----------    -----------
Net increase/(decrease) in net assets .............     (220,467)     1,985,296      6,566,948         21,508
Net assets beginning of period ....................    3,567,142      1,581,846        565,334        543,826
                                                      ----------     ----------     ----------    -----------
Net assets end of period ..........................   $3,346,675     $3,567,142     $7,132,282    $   565,334
                                                      ==========     ==========     ==========    ===========
 Units issued during the period ...................       64,032        193,284        602,372         22,400
 Units redeemed during the period .................      (85,003)       (44,746)       (19,129)       (25,909)
                                                      ----------     ----------     ----------    -----------
 Net units issued (redeemed) during the period           (20,971)       148,538        583,243         (3,509)
                                                      ==========     ==========     ==========    ===========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                            T. Rowe Price
                                                          Personal Strategy
                                                              Balanced
                                                    -----------------------------
                                                         2005           2004
                                                    -------------- --------------
From operations:
 Net investment income (loss) .....................   $   33,690     $   35,447
 Net realized gain (loss) .........................      269,338        101,237
 Net change in unrealized appreciation
  (depreciation) ..................................     (125,299)        82,651
                                                      ----------     ----------
 Net increase/(decrease) in net assets from
  operations ......................................      177,729        219,335
                                                      ----------     ----------
Contract transactions:
 Payments received from contractowners ............      543,323        331,659
 Transfers between subaccounts, net ...............      831,303        165,318
 Transfers for contract benefits and
  terminations ....................................     (746,861)      (126,539)
                                                      ----------     ----------
Net increase/(decrease) from contract
 transactions .....................................      627,765        370,438
                                                      ----------     ----------
Net increase/(decrease) in net assets .............      805,494        589,773
Net assets beginning of period ....................    2,049,929      1,460,156
                                                      ----------     ----------
Net assets end of period ..........................   $2,855,423     $2,049,929
                                                      ==========     ==========
 Units issued during the period ...................      123,395         60,329
 Units redeemed during the period .................      (81,413)       (33,613)
                                                      ----------     ----------
 Net units issued (redeemed) during the period            41,982         26,716
                                                      ==========     ==========

                                                                                          Van Kampen
                                                            T. Rowe Price                UIF Emerging
                                                            Prime Reserve               Markets Equity
                                                    ------------------------------ -------------------------
                                                          2005           2004          2005         2004
                                                    --------------- -------------- ------------ ------------
From operations:
 Net investment income (loss) .....................  $     253,895    $   82,913    $     319    $   1,255
 Net realized gain (loss) .........................             --            --       25,542       24,711
 Net change in unrealized appreciation
  (depreciation) ..................................             --            --      180,018       56,728
                                                     -------------    ----------    ---------    ---------
 Net increase/(decrease) in net assets from
  operations ......................................        253,895        82,913      205,879       82,694
                                                     -------------    ----------    ---------    ---------
Contract transactions:
 Payments received from contractowners ............      1,687,087     5,313,414      177,806      144,972
 Transfers between subaccounts, net ...............     (4,104,953)      671,190       79,291       12,544
 Transfers for contract benefits and
  terminations ....................................     (1,767,548)     (768,018)     (78,740)     (84,551)
                                                     -------------    ----------    ---------    ---------
Net increase/(decrease) from contract
 transactions .....................................     (4,185,414)    5,216,586      178,357       72,965
                                                     -------------    ----------    ---------    ---------
Net increase/(decrease) in net assets .............     (3,931,519)    5,299,499      384,236      155,659
Net assets beginning of period ....................      9,885,410     4,585,911      477,921      322,262
                                                     -------------    ----------    ---------    ---------
Net assets end of period ..........................  $   5,953,891    $9,885,410    $ 862,157    $ 477,921
                                                     =============    ==========    =========    =========
 Units issued during the period ...................        498,470       841,690       16,890       15,612
 Units redeemed during the period .................       (842,789)     (399,280)      (6,196)     (10,540)
                                                     -------------    ----------    ---------    ---------
 Net units issued (redeemed) during the period            (344,319)      442,410       10,694        5,072
                                                     =============    ==========    =========    =========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                             Van Kampen
                                                             UIF Global
                                                            Value Equity+
                                                    -----------------------------
                                                         2005           2004
                                                    -------------- --------------
From operations:
 Net investment income (loss) .....................   $    7,323     $    5,569
 Net realized gain (loss) .........................       31,535          6,704
 Net change in unrealized appreciation
  (depreciation) ..................................       32,441        100,463
                                                      ----------     ----------
 Net increase/(decrease) in net assets from
  operations ......................................       71,299        112,736
                                                      ----------     ----------
Contract transactions:
 Payments received from contractowners ............      237,737        154,934
 Transfers between subaccounts, net ...............      102,613        714,762
 Transfers for contract benefits and
  terminations ....................................     (132,040)       (80,185)
                                                      ----------     ----------
Net increase/(decrease) from contract
 transactions .....................................      208,310        789,511
                                                      ----------     ----------
Net increase/(decrease) in net assets .............      279,609        902,247
Net assets beginning of period ....................    1,172,038        269,791
                                                      ----------     ----------
Net assets end of period ..........................   $1,451,647     $1,172,038
                                                      ==========     ==========
 Units issued during the period ...................       36,860         93,107
 Units redeemed during the period .................      (19,930)       (18,746)
                                                      ----------     ----------
 Net units issued (redeemed) during the period            16,930         74,361
                                                      ==========     ==========

                                                              Van Kampen                    Van Eck
                                                        UIF U.S. Real Estate+            Worldwide Bond
                                                    ------------------------------ --------------------------
                                                          2005           2004           2005         2004
                                                    --------------- -------------- ------------- ------------
From operations:
 Net investment income (loss) .....................  $      81,809    $   66,308    $    33,182   $   9,984
 Net realized gain (loss) .........................      1,535,681       197,708        (16,364)      3,895
 Net change in unrealized appreciation
  (depreciation) ..................................       (345,735)    1,307,559        (42,630)     18,188
                                                     -------------    ----------    -----------   ---------
 Net increase/(decrease) in net assets from
  operations ......................................      1,271,755     1,571,575        (25,812)     32,067
                                                     -------------    ----------    -----------   ---------
Contract transactions:
 Payments received from contractowners ............      1,738,483     1,287,893        215,361      97,862
 Transfers between subaccounts, net ...............      1,282,927     1,955,422         19,464     291,367
 Transfers for contract benefits and
  terminations ....................................     (4,282,592)     (563,618)      (132,853)    (10,482)
                                                     -------------    ----------    -----------   ---------
Net increase/(decrease) from contract
 transactions .....................................     (1,261,182)    2,679,697        101,972     378,747
                                                     -------------    ----------    -----------   ---------
Net increase/(decrease) in net assets .............         10,573     4,251,272         76,160     410,814
Net assets beginning of period ....................      6,809,626     2,558,354        528,204     117,390
                                                     -------------    ----------    -----------   ---------
Net assets end of period ..........................  $   6,820,199    $6,809,626    $   604,364   $ 528,204
                                                     =============    ==========    ===========   =========
 Units issued during the period ...................        221,791       243,049         40,936      29,794
 Units redeemed during the period .................       (281,113)      (52,290)       (34,818)     (4,045)
                                                     -------------    ----------    -----------   ---------
 Net units issued (redeemed) during the period             (59,322)      190,759          6,118      25,749
                                                     =============    ==========    ===========   =========

-------
The accompanying notes are an integral part of these financial statements.

MONY AMERICA
VARIABLE ACCOUNT L

STATEMENTS OF CHANGES IN NET ASSETS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,

                                                            Van Eck Worldwide               Van Eck Worldwide
                                                            Emerging Markets                   Hard Assets
                                                      -----------------------------   -----------------------------
                                                           2005            2004            2005            2004
                                                      --------------   ------------   --------------   ------------
From operations:
 Net investment income (loss) .....................     $   (1,565)     $   2,165       $   (2,211)     $     374
 Net realized gain (loss) .........................        219,968         26,370          280,218         13,171
 Net change in unrealized appreciation
  (depreciation) ..................................        629,733        119,282          306,928        120,912
                                                        ----------      ---------       ----------      ---------
 Net increase/(decrease) in net assets from
  operations ......................................        848,136        147,817          584,935        134,457
                                                        ----------      ---------       ----------      ---------
Contract transactions:
 Payments received from contractowners ............        248,118        361,968          258,520        148,746
 Transfers between subaccounts, net ...............      2,373,331        128,188          994,201        395,813
 Transfers for contract benefits and
  terminations ....................................       (313,848)       (23,883)        (512,935)       (15,857)
                                                        ----------      ---------       ----------      ---------
Net increase/(decrease) from contract
 transactions .....................................      2,307,601        466,273          739,786        528,702
                                                        ----------      ---------       ----------      ---------
Net increase/(decrease) in net assets .............      3,155,737        614,090        1,324,721        663,159
Net assets beginning of period ....................        771,728        157,638          751,771         88,612
                                                        ----------      ---------       ----------      ---------
Net assets end of period ..........................     $3,927,465      $ 771,728       $2,076,492      $ 751,771
                                                        ==========      =========       ==========      =========
 Units issued during the period ...................        286,280         96,385           69,643         48,439
 Units redeemed during the period .................        (65,730)       (39,017)         (34,255)       (11,613)
                                                        ----------      ---------       ----------      ---------
 Net units issued (redeemed) during the period             220,550         57,368           35,388         36,826
                                                        ==========      =========       ==========      =========

-------
The accompanying notes are an integral part of these financial statements.

(a) EQ/Boston Advisors Equity Income was substituted for EQ/MONY Equity Income on September 9, 2005. (See Note 5)

(b) Commenced operation on September 9, 2005.

(c) EQ/Calvert Socially Responsive was substituted for EQ/Enterprise Global Socially Responsible on September 9, 2005. (See Note 5)

(d) EQ/Capital Guardian Research was substituted for EQ/MONY Equity Growth and EQ/MONY Diversified on September 9, 2005. (See Note 5)

(e) EQ/Enterprise Moderate Allocation was substituted for EQ/Enterprise Managed on September 9, 2005. (see Note 5)

(f) EQ/Marsico Focus was substituted for EQ/Enterprise Capital Appreciation on September 9, 2005. (See Note 5)

(g) EQ/Money Market was substituted for EQ/MONY Money Market on September 9,
    2005.

(h) EQ/Montag & Caldwell was substituted for EQ/Enterprise Multi-Cap Growth on September 9, 2005. (See Note 5)

+ Known as Morgan Stanley UIF... with respect to MONY Corporate Sponsored Variable Universal Life.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business

   MONY America Variable Account L (the "Variable Account") is a separate investment account established on February 19, 1985, by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona. On July 8, 2004, AXA Financial, Inc. ("AXA Financial") completed its acquisition of The MONY Group, Inc. ("MONY Group", the ultimate parent of MONY Life Insurance Company ("MONY") and MONY America), upon which MONY America became a wholly-owned subsidiary of AXA Financial.

   The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY America's other assets and, at present, is used to support Flexible Premium Variable Life policies which include (MONY Variable Life (Strategist), MONY Corporate Sponsored Variable Universal Life (CSVUL), Variable Universal Life (MONY Equity Master, MONY Custom Master, MONY Custom Estate Master, and MONY Variable Universal Life), and Survivorship Variable Universal Life) collectively, the "Variable Life Policies." These policies are issued by MONY America, which is a wholly-owned subsidiary of MONY.

   There are seventy-six MONY America Variable Life subaccounts within the Variable Account, and each invests in only a corresponding portfolio of AIM Variable Insurance Funds, the Alger American Fund, Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Stock Index Fund, Inc., Dreyfus Variable Investment Fund, EQ Advisors Trust ("EQAT"), Fidelity Variable Insurance Products (VIP), Franklin Templeton Variable Insurance Products Trust, Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust, Oppenheimer Variable Account Funds, Old Mutual Insurance Series Fund, PIMCO Variable Insurance Trust, T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Fixed Income Series, Inc., The Universal Institutional Funds, Inc., or Van Eck Worldwide Insurance Trust, collectively (the "Funds"). The Funds are registered under the 1940 Act as open-end, management investment companies. Prior to July 9, 2004, the Variable Account invested in the MONY Series Fund (the "Fund") and Enterprise Accumulation Trust (the "Trust"). Effective July 9, 2004, the Fund and the Trust merged into EQAT. The Fund and the Trust were affiliated with MONY America.

   The Variable Account consists of the following variable investment options:

   o AIM V.I. Basic Value                                       o EQ/Short Duration Bond(12)
   o AIM V.I. Financial Services                                o EQ/TCW Equity(13)
   o AIM V.I. Global Health Care(1)                             o EQ/UBS Growth and Income(14)
   o AIM V.I. Mid Cap Core Equity                               o Fidelity VIP Asset Manager
   o AIM V.I. Technology                                        o Fidelity VIP Contrafund(R)
   o Alger American Balanced                                    o Fidelity VIP Growth
   o Alger American MidCap Growth                               o Fidelity VIP Growth Opportunities
   o Dreyfus IP Small Cap Stock Index                           o Fidelity VIP Growth and Income
   o Dreyfus Socially Responsible Growth Fund, Inc.             o Franklin Income Securities
   o Dreyfus Stock Index Fund, Inc.                             o Franklin Rising Dividends Securities
   o Dreyfus VIF Appreciation                                   o Franklin Zero Coupon 2010
   o Dreyfus VIF International Value                            o Janus Aspen Series Balanced
   o Dreyfus VIF Small Company Stock                            o Janus Aspen Series International Growth
   o EQ/Bear Stearns Small Company Growth(2)                    o Janus Aspen Series Flexible Bond(15)
   o EQ/Boston Advisors Equity Income(3)                        o Janus Aspen Series Forty(16)
   o EQ/Calvert Socially Responsible                            o Janus Aspen Series Mid Cap Growth
   o EQ/Capital Guardian Research                               o Janus Aspen Series Mid Cap Value
   o EQ/Caywood-Scholl High Yield Bond(4)                       o Janus Aspen Series Worldwide Growth
   o EQ/Enterprise Moderate Allocation                          o Lord Abbett Bond-Debenture
   o EQ/GAMCO Small Company Value(5)                            o Lord Abbett Growth and Income
   o EQ/Government Securities(6)                                o Lord Abbett Mid-Cap Value
   o EQ/Intermediate Term Bond(7)                               o MFS(R) Mid Cap Growth
   o EQ/International Growth(8)                                 o MFS(R) New Discovery
   o EQ/Long Term Bond(9)                                       o MFS(R) Total Return
   o EQ/Marsico Focus                                           o MFS(R) Utilities
   o EQ/Money Market                                            o Morgan Stanley UIF Core Plus Fixed Income
   o EQ/Montag & Caldwell Growth(10)                            o Morgan Stanley UIF Emerging Markets Debt
   o EQ/PIMCO Real Return(11)                                   o Morgan Stanley UIF Equity Growth

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

1. Organization and Business (Concluded)

   o Morgan Stanley UIF Value                   o T. Rowe Price Limited-Term Bond
   o Old Mutual Mid-Cap(17)                     o T. Rowe Price New America Growth
   o Old Mutual Select Value(18)                o T. Rowe Price Personal Strategy Balanced
   o Oppenheimer Global Securities              o T. Rowe Price Prime Reserve
   o Oppenheimer Main Street(R)                 o Van Eck Worldwide Bond
   o PIMCO Global Bond (Unhedged)               o Van Eck Worldwide Emerging Markets
   o PIMCO Real Return                          o Van Eck Worldwide Hard Assets
   o PIMCO StocksPLUS Growth and Income         o Van Kampen UIF Emerging Markets Equity
   o T. Rowe Price Equity Income                o Van Kampen UIF Global Value Equity(19)
   o T. Rowe Price International Stock          o Van Kampen UIF U.S. Real Estate(19)

----------

   (1) Formerly known as AIM V.I. Health Services Fund

   (2) Formerly known as EQ/Enterprise Small Company Growth

   (3) Formerly known as EQ/Enterprise Equity Income

   (4) Formerly known as EQ/Enterprise High Yield Bond

   (5) Formerly known as EQ/Enterprise Small Company Value

   (6) Formerly known as EQ/MONY Government Securities

   (7) Formerly known as EQ/MONY Intermediate Term Bond

   (8) Formerly known as EQ/Enterprise International Growth

   (9) Formerly known as EQ/MONY Long Term Bond

   (10) Formerly known as EQ/Enterprise Growth

   (11) Formerly known as EQ/Enterprise Total Return

   (12) Formerly known as EQ/Enterprise Short Duration Bond

   (13) Formerly known as EQ/Enterprise Equity

   (14) Formerly known as EQ/Enterprise Growth and Income

   (15) Formerly known as Janus Aspen Series Flexible Income

   (16) Formerly known as Janus Aspen Series Capital Appreciation

   (17) Formerly known as PBHG Mid-Cap

   (18) Formerly known as PBHG Select Value

   (19) Known as Morgan Stanley UIF ... with respect to MONY Corporate Sponsored Variable Universal Life.

   These financial statements should be read in conjunction with the financial statements and footnotes of the Funds, which were distributed by MONY America to the contractowners.

2. Significant Accounting Policies

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Certain reclassifications have been made in the amounts presented in prior periods to conform those periods to current presentation.

   Investments:

   The investment in shares of each of the respective Funds is stated at value which is the net asset value of the respective portfolio, as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the EQ/Money Market Portfolio, the net asset value is based on the amortized cost of the securities held, which approximates market value.

   Due to and Due From:

   Amounts due to/from MONY America and amounts due to/from respective funds generally represent premiums, surrenders and death

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Concluded)

   benefits, as well as amounts transferred among the various funds by contractowners.

   Investment Transactions and Investment Income:

   Investments in the Funds are recorded on the trade date. Dividend income and net realized gain distributions are recorded on the ex-dividend date. Dividends and distributions received are reinvested in additional shares of the Funds. Realized gains and losses include: (1) gains and losses on the redemptions of investments in the Funds (determined on the identified cost basis), and (2) distributions representing the net realized gains on investments transactions.

   Contract Payments and Transfers:

   Payments received from contractowners represent contractowner contributions under the Variable Life Policies (but exclude amounts allocated to the Guaranteed Interest Account with Market Value Adjustment, reflected in the General Account) reduced by applicable deductions, charges and state premium taxes.

   Transfers between funds including the Guaranteed Interest Account with Market Value Adjustment, net, are amounts that contractowners have directed to be moved among funds, including permitted transfers to and from the guaranteed interest account. The net assets of any variable investment may not be less than the aggregate of the contractowner accounts allocated to that variable investment option. Additional assets are set-aside in MONY America's General Account to provide for other policy benefits, as required by state law. MONY America's General Account is subject to creditor rights.

   Transfers for contract benefits and terminations are payments to contractowners and beneficiaries made under the terms of the Variable Life Policies, and amounts that contractowners have requested to be withdrawn and paid to them or applied to purchase annuities. Withdrawal charges, if applicable, are included in transfers for contract benefits and terminations. Included in contract maintenance charges are administrative charges and cost of insurance charges, if applicable.

   Taxes:

   MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized capital gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for federal income tax purposes.

3. Related Party Transactions

   MONY America is the legal owner of the assets held by the Variable Account. However, the portion of the Variable Account's assets attributable to the Variable Life Policies will not be chargeable with liabilities arising out of any other business MONY America may conduct.

   Policy premiums received from MONY America by the Variable Account represent gross policy premiums recorded by MONY America less deductions retained as compensation for certain sales distribution expenses and premium taxes.

   The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the total amount under the Policy in each subaccount ("fund value") to compensate MONY America. A surrender charge may be imposed by MONY America when a full or partial surrender is requested by the contractowners. These deductions are treated as contractowner redemptions by the Variable Account. The amount deducted for the Variable Account for the year ended December 31, 2005 aggregated to $183,523,217.

   MONY America receives amounts deducted for mortality and expense at an annual rate of 0.00% to 0.75% of average daily net assets from each subaccount in the Variable Account.

   MONY America received administrative fees directly from certain Funds for maintaining and servicing contractowner's accounts. During the year ended December 31, 2005, MONY America received $686,069 in aggregate from certain Funds in connection with MONY America Life subaccounts.

   Investment Manager and Advisors:

   EQAT has the right to issue two classes of shares--Class A and Class B. The two classes of shares are identical, with the exception that Class B shares are subject to distribution fees imposed under a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

3. Related Party Transactions (Concluded)

   AXA Equitable Life Insurance Company ("AXA Equitable"), a subsidiary of AXA Financial, serves as investment manager of EQAT, and receives fees for performing services in that capacity. As investment manager, AXA Equitable either oversees the activities of the investment advisors to the portfolios of EQAT, or directly manages the portfolios. Fees generally vary depending on net asset levels and range from a low of 0.25% to a high of 1.00% of average daily net assets. AXA Equitable, as investment manager, pays expenses for providing investment advisory services to the portfolios, including the fees of the advisors of each portfolio.

   In the fourth quarter of 2005, AXA Financial completed its sale of the Advest Group to Merrill Lynch, Pierce, Fenner & Smith. Boston Advisors is the Advest Group's investment advisory firm and served as investment advisor to certain EQAT portfolios: EQ/Boston Advisors Equity Income, EQ/Government Securities, EQ/Intermediate Term Bond, EQ/Long Term Bond, EQ/Money Market, and EQ/Short Duration Bond. Upon completion of the sale of the Advest Group, Boston Advisors ceased to be an affiliate of AXA Financial.

   Contract Distribution and Principal Underwriter:

   During the year ended December 31, 2004, and the period January 1, 2005 through June 5, 2005, MONY Securities Corporation ("MONY Securities") served as distributor and principal underwriter of the Variable Life Insurance Policies of the Variable Account. Effective June 6, 2005, subsequent to regulatory approval, registered representatives of MONY Securities became registered representatives of AXA Advisors, LLC ("AXA Advisors"). Further, AXA Advisors and AXA Distributors, LLC ("Distributors") replaced MONY Securities as distributors of the Variable Life Insurance Policies and principal underwriters of the Variable Account.

   AXA Advisors is an affiliate of MONY and AXA Equitable; Distributors is an affiliate of MONY and an indirect wholly-owned subsidiary of AXA Equitable. They are registered with the U.S. Securities and Exchange Commission as broker-dealers and are members of the National Association of Securities Dealers, Inc. AXA Advisors and Distributors received distribution fees under the rule 12b-1 Plans described above for providing distribution and shareholder services to the Funds. During the period January 1, 2005 through June 5, 2005 MONY Securities received these fees for serving as distributor of the Variable Life Insurance Policies.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

4. Investment Transactions

   Cost of shares acquired and the proceeds from redemption of shares by each subaccount during the year ended December 31, 2005 were as follows:

                                                                                             Proceeds from
      MONY America Variable Account L Subaccounts:              Cost of Shares Acquired     Shares Redeemed
------------------------------------------------------------   -------------------------   ----------------
AIM V.I. Basic Value .......................................          $   222,701             $    36,424
AIM V.I. Financial Services ................................              110,680                  78,291
AIM V.I. Global Health Care ................................              196,482                 101,776
AIM V.I. Mid Cap Core Equity ...............................              215,806                  26,468
AIM V.I. Technology ........................................              122,196                  65,312
Alger American Balanced ....................................            2,043,463               1,139,772
Alger American MidCap Growth ...............................            3,567,486               4,582,129
Dreyfus IP Small Cap Stock Index ...........................            3,223,741               4,849,779
Dreyfus Socially Responsible Growth Fund, Inc. .............              271,079                 300,771
Dreyfus Stock Index Fund, Inc. .............................            8,087,969              11,426,091
Dreyfus VIF Appreciation ...................................              327,727               1,574,233
Dreyfus VIF International Value ............................            2,813,215               6,364,646
Dreyfus VIF Small Company Stock ............................              832,665                 934,062
EQ/Bear Stearns Small Company Growth .......................            2,491,133               2,025,219
EQ/Boston Advisors Equity Income ...........................            3,332,368               1,394,864
EQ/Calvert Socially Responsible ............................              243,006                   8,957
EQ/Capital Guardian Research ...............................            2,613,626                 213,666
EQ/Caywood-Scholl High Yield Bond ..........................            5,077,083               6,621,892
EQ/Enterprise Moderate Allocation ..........................           10,209,806              13,163,691
EQ/GAMCO Small Company Value ...............................           12,444,788              11,757,850
EQ/Government Securities ...................................            3,132,832               3,361,667
EQ/Intermediate Term Bond ..................................            1,981,833               6,696,746
EQ/International Growth ....................................            2,111,209               2,082,248
EQ/Long Term Bond ..........................................            2,066,847               7,096,909
EQ/Marsico Focus ...........................................            9,487,746                 356,920
EQ/Money Market ............................................           47,526,601               8,476,766
EQ/Montag & Caldwell Growth ................................           15,093,792              13,069,226
EQ/PIMCO Real Return .......................................            6,422,422              21,413,905
EQ/Short Duration Bond......................................              104,445                  24,804
EQ/TCW Equity ..............................................            5,768,627               8,561,028
EQ/UBS Growth and Income ...................................            2,271,992               1,856,385
Fidelity VIP Asset Manager .................................              412,706               4,643,447
Fidelity VIP Contrafund(R) .................................           14,943,113              11,151,878
Fidelity VIP Growth ........................................            3,761,047              10,232,926
Fidelity VIP Growth Opportunities ..........................              575,924                 760,353
Fidelity VIP Growth and Income .............................              923,930               8,820,989
Franklin Income Securities .................................              759,696                  64,801
Franklin Rising Dividends Securities .......................              193,159                  43,071
Franklin Zero Coupon 2010 ..................................               51,722                   7,850
Janus Aspen Series Balanced ................................            1,440,978                 902,021
Janus Aspen Series International Growth ....................            4,966,277               2,667,374
Janus Aspen Series Flexible Bond ...........................            4,223,302               1,178,292
Janus Aspen Series Forty ...................................            7,104,002               1,714,039
Janus Aspen Series Mid Cap Growth ..........................            3,860,757               2,628,438
Janus Aspen Series Mid Cap Value ...........................              782,131                 424,818
Janus Aspen Series Worldwide Growth ........................            2,358,221               6,718,541
Lord Abbett Bond-Debenture .................................              350,014                 114,478
Lord Abbett Growth and Income ..............................            1,688,094                 360,582
Lord Abbett Mid-Cap Value ..................................            4,869,798               7,226,215
MFS(R) Mid Cap Growth ......................................              223,942                  86,736

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

4. Investment Transactions (Concluded)

                                                                                             Proceeds from
    MONY America Variable Account L Subaccounts:                Cost of Shares Acquired     Shares Redeemed
------------------------------------------------------------   -------------------------   ----------------
MFS(R) New Discovery .......................................              484,356              1,535,061
MFS(R) Total Return ........................................            1,085,791                977,993
MFS(R) Utilities ...........................................              659,965                230,840
Morgan Stanley UIF Core Plus Fixed Income ..................           15,452,734              6,068,256
Morgan Stanley UIF Emerging Markets Debt ...................              170,932                156,243
Morgan Stanley UIF Equity Growth ...........................              129,695                 51,805
Morgan Stanley UIF Value ...................................           11,682,688              1,877,121
Old Mutual Mid-Cap .........................................              684,351                147,487
Old Mutual Select Value ....................................              208,131                 90,803
Oppenheimer Global Securities ..............................              611,396                103,578
Oppenheimer Main Street(R) .................................              204,484                 39,959
PIMCO Global Bond (Unhedged) ...............................              719,828                436,037
PIMCO Real Return ..........................................            8,205,585              2,246,505
PIMCO StocksPLUS Growth and Income .........................              791,389                208,530
T. Rowe Price Equity Income ................................            6,387,203             26,979,075
T. Rowe Price International Stock ..........................            1,703,296              3,120,109
T. Rowe Price Limited-Term Bond ............................              911,583              1,067,303
T. Rowe Price New America Growth ...........................            6,355,391                165,252
T. Rowe Price Personal Strategy Balanced ...................            1,823,699              1,137,540
T. Rowe Price Prime Reserve ................................            5,667,562              9,599,081
Van Kampen UIF Emerging Markets Equity .....................              229,498                 50,822
Van Kampen UIF Global Value Equity .........................              415,782                190,824
Vank Kampen UIF U.S. Real Estate ...........................            3,699,240              4,635,882
Van Eck Worldwide Bond .....................................              657,454                522,300
Van Eck Worldwide Emerging Markets .........................            3,043,029                736,993
Van Eck Worldwide Hard Assets ..............................            1,498,832                761,257

   ----------

   (1) Includes the cost and proceeds of Morgan Stanley UIF with respect to MONY Corporate Sponsored Variable Universal Life.

5. Substitutions/Reorganizations

   Substitution transactions that occurred at the date indicated are shown below. For accounting purposes these transactions were treated as mergers and are considered tax-free exchanges.

-----------------------------------------------------------------------------------------------
 September 9, 2005         Removed Portfolio                   Surviving Portfolio
-----------------------------------------------------------------------------------------------
                           EQ/Enterprise Capital
                           Appreciation                        EQ/Marsico Focus
-----------------------------------------------------------------------------------------------
Shares -- Class B            1,487,570                            726,624
Value -- Class B           $      7.41                        $     15.17
Net assets before merger   $11,022,891                        $       --
Net assets after merger    $       --                         $11,022,891

-----------------------------------------------------------------------------------------------
                           EQ/Enterprise Global Socially
                           Responsive                         EQ/Calvert Socially Responsible
-----------------------------------------------------------------------------------------------
Shares -- Class B               21,958                             31,047
Value -- Class B           $     11.58                        $      8.19
Net assets before merger   $   254,279                        $       --
Net assets after merger    $       --                         $   254,279
-----------------------------------------------------------------------------------------------

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

5. Substitutions/Reorganizations (Concluded)

-----------------------------------------------------------------------------------------------
 September 9, 2005          Removed Portfolio                   Surviving Portfolio
-----------------------------------------------------------------------------------------------
                            EQ/Enterprise Multi-Cap Growth      EQ/Montag & Caldwell Growth
-----------------------------------------------------------------------------------------------
Shares -- Class B            1,239,976                           2,053,786
Value -- Class B           $      8.53                         $      5.15
Net assets before merger   $10,576,997                         $50,534,962
Net assets after merger    $       --                          $61,111,959

-----------------------------------------------------------------------------------------------
                            EQ/MONY Diversified                 EQ/Capital Guardian Research
-----------------------------------------------------------------------------------------------
Shares -- Class A               97,353                              92,387
Value -- Class A           $     11.72                         $     12.35
Net assets before merger   $ 1,140,981                         $       --
Net assets after merger    $       --                          $ 1,140,981
-----------------------------------------------------------------------------------------------


                            EQ/MONY Equity Growth               EQ/Capital Guardian Research
-----------------------------------------------------------------------------------------------
Shares -- Class A               48,134                              79,275
Value -- Class A           $     20.34                         $     12.35
Net assets before merger   $   979,043                         $       --
Net assets after merger    $       --                          $   979,043
-----------------------------------------------------------------------------------------------


                            EQ/MONY Equity Income               EQ/Boston Advisors Equity Income
-----------------------------------------------------------------------------------------------
Shares -- Class A               40,609                              96,697
Value -- Class B           $       --                          $ 1,564,848
Shares -- Class A          $     15.43                         $      6.48
Value -- Class B           $       --                          $      6.49
Net assets before merger   $   626,595                         $10,155,864
Net assets after merger    $       --                          $10,782,459
-----------------------------------------------------------------------------------------------


                            EQ/MONY Money Market                EQ/Money Market
-----------------------------------------------------------------------------------------------
Shares -- Class A           43,257,705                          43,257,705
Value -- Class A           $         1                         $         1
Net assets before merger   $43,257,705                         $       --
Net assets after merger    $       --                          $43,257,705
-----------------------------------------------------------------------------------------------

   Effective September 9, 2005, as part of a reorganization, EQ/Enterprise Managed became EQ/Enterprise Moderate Allocation. This reorganization changed the strategy to that of an allocation portfolio. The reorganization had no effect on the value of shareholder's units, and did not constitute a taxable event.

   Effective May 1, 2004, INVESCO VIF Telecommunications Portfolio was merged into INVESCO VIF Technology Fund as part of a reorganization. Subsequent to the reorganization, INVESCO VIF Technology became known as AIM V.I. Technology Fund. There was no change in investment objective, management structure or management fee expenses. The reorganization had no effect on the value of shareholders' units, and the transaction did not constitute a taxable event.

6. Financial Highlights

   The Variable Life Insurance Policies have unique combinations of features and fees that are charged against the contractowner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

   Financial highlights for the years ended December 31, 2005 and 2004 are presented respectively in the same table. The tables for the years ended December 31, 2003 and prior are presented individually. Upon the adoption of the provisions of AICPA Statement of Position 03-5 Financial Highlights of Separate Accounts: An Amendment to the Audit and Accounting Guide Audits of Investment Companies for the year ended December 31, 2003, which requires the disclosure of ranges for certain financial highlight information, the range of expense ratios was presented only for those product designs that had units outstanding during the year. For the year ended December 31, 2004 and going forward, the range of expense ratios is presented across all product designs offered within each subaccount. Therefore, the expense ratios presented in the financial highlights may include product designs that did not have units outstanding during the year, but were available to contractowners within each subaccount.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

   During the year ended December 31, 2003, the Variable Account combined all subaccounts investing in the same class of the same portfolio of the Funds. The financial highlights for the years ended December 31, 2003 and prior are presented for each Portfolio of the Funds rather than each Variable Life Policy, as if the accounts were combined on January 1, 2003. Combining these subaccounts had no effect on the net assets of the subaccounts or the unit values of the Variable Life Policies.

   The ranges for the total return ratios and unit values correspond to the product groupings that produced the lowest and highest expense ratios. Due to the timing of the introduction of new products into the Variable Account, unit values may fall outside of the ranges presented in the financial highlights.

   Contractowner Charges:

   There are optional insurance benefit charges, in addition to the charges below, which are determined in accordance with the specific terms of the relevant rider, if such options are elected.

   The charges below are the current annual charges deducted from the net assets of the Variable Accounts, or from the fund value. Higher charges may be permitted under the terms of the various policies.

   Mortality & Expense Risk Charge: This charge is deducted daily from the net assets of the Variable Accounts, and ranges from a low of 0% to a high of 0.75%.

   Monthly per $1,000 Specified Amount Charge: This charge is deducted over a number of years from the fund value, depending upon the provisions of the Variable Life Policies. Generally, this charge grades to zero based on a schedule, as defined in the Variable Life Contract, and is a percentage or dollar value of the Specified Amount. This charge varies based on a number of factors, including issue age, gender and risk class.

   Administrative Charge: The charge is deducted monthly from the fund value, based on a specific amount of the policy. The charge ranges from a low of $5 to a high of $31.50.

   Cost of Insurance: The cost of insurance charge is a monthly deduction, which is deducted from fund value. The charge is calculated by multiplying the cost of insurance rate by the net amount at risk at the beginning of the policy month. The charge varies by gender, age, policy duration and underwriting class.

   Transfer Charge: MLOA does not currently assess this charge, but reserves the right to impose a transfer charge for each transfer requested by the contractowner.

   Partial Surrender Charge: This charge is assessed when a contractowner surrenders a portion of their policy's cash value. The charge is deducted from the fund value, and ranges from a low of $10 to a high of $25.

   Surrender Charge: The surrender charge is assessed upon full policy surrender. Generally, the charge is based on a factor per $1,000 of the initial specified amount (or increases in the specified amount), and varies by issue age, gender and risk class.

   Medical Underwriting Charge: This charge is applicable only to Corporate Sponsored Variable Universal Life contractowners. The charge is a flat fee of $5, and deducted monthly from fund value for the three policy years on policies that were issued on a medically underwritten basis.

   Guaranteed Issue Charge: This charge is applicable only to Corporate Sponsored Variable Universal Life contractowners. The charge is a flat fee of $3, and deducted monthly from fund value for the three policy years on policies that were issued on a guaranteed issue basis

   Reinstatement Fee: This charge is applicable only to Corporate Sponsored Variable Universal Life contractowners, and is deducted at the time the policy is reinstated. The charge is $150.

   Loan interest rate spread: The loan rate spread is the difference between amount of interest charges on loans and the amount of interest credited to amounts held in the loan account to secure the loan. It is assessed each policy anniversary after the loan is taken, or upon death, surrender or lapse, if earlier. The amount of the charges will vary from a low of 0% to a high of 0.75% depending on the policy year.

   Illustration Projection Report Charge: This charge may be deducted upon notification of a report request after the first policy anniversary, which will project future benefits and values under the policy. The charge ranges from a low of $0 to a high of $25.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

                                                                           At December 31,
                                          -----------------------------------------------------------------------------
                                                                              Unit Value
                                                    Units                      Lowest to
                                                 Outstanding                    Highest                 Net Assets
                                          ----------------------- --------------------------------- -------------------
                                               2005        2004           2005               2004      2005      2004
AIM V.I. Basic Value ...................      40,075      25,703   $        13.39   $        12.71   $   537   $   327
AIM V.I. Financial Services ............      24,885      22,484   12.87 to 12.88   12.15 to 12.21       321       275
AIM V.I. Global Health Care ............      56,716      48,255   11.95 to 12.66   11.09 to 11.70       686       540
AIM V.I. Mid Cap Core Equity ...........      25,675      12,018            13.72            12.79       352       154
AIM V.I. Technology ....................      16,815      11,137    8.98 to 11.70    8.82 to 11.45       166       100
Alger American Balanced ................     310,590     234,698   12.10 to 12.66   11.20 to 11.68     3,860     2,691
Alger American MidCap
Growth .................................     694,811     795,608   13.37 to 14.55   12.22 to 13.25     9,965    10,450
Dreyfus IP Small Cap Stock
Index ..................................     429,609     535,123   14.87 to 15.32   13.87 to 14.34     6,410     7,437
Dreyfus Socially Responsible
Growth Fund, Inc. ......................     199,614     203,340             8.14     7.86 to 7.92     1,483     1,461
Dreyfus Stock Index Fund, Inc. .........   4,991,017   5,287,785    8.79 to 14.82    8.46 to 14.16    63,901    65,313
Dreyfus VIF Appreciation ...............      69,510     156,178            14.70            14.08     1,021     2,199
Dreyfus VIF International Value ........     819,258   1,088,330            14.60            13.05    11,965    14,205
Dreyfus VIF Small Company
Stock ..................................     193,435     210,630            14.82            14.69     2,867     3,093
EQ/Bear Stearns Small
Company Growth .........................   1,135,402   1,115,750   11.13 to 11.98   10.42 to 11.14    16,375    15,085
EQ/Boston Advisors Equity
Income (a) .............................     793,136     640,936   11.86 to 13.80   11.25 to 13.04    10,258     8,021
EQ/Calvert Socially Responsible
(b) (c) ................................      25,267          --            10.43               --       264        --
EQ/Capital Guardian Research
(b) (d) ................................     186,997          --            10.39               --     1,965        --
EQ/Caywood-Scholl High Yield
Bond ...................................     771,737     908,434   16.42 to 20.58   15.98 to 20.19    13,373    15,317
EQ/Enterprise Moderate
Allocation (e) .........................   5,284,500   5,509,579   12.07 to 22.13   11.48 to 21.20    97,622    98,455
EQ/GAMCO Small Company
Value ..................................   2,734,826   2,843,564   26.00 to 39.58   24.92 to 38.22    76,140    77,649
EQ/Government Securities ...............   1,047,706   1,092,052    13.88 to15.49   13.70 to 15.41    13,837    14,401
EQ/Intermediate Term Bond ..............     524,306     881,866   14.50 to 16.41   14.37 to 16.39     7,601    12,739
EQ/International Growth ................   1,214,713   1,215,729   11.12 to 16.17    9.84 to 14.42    16,641    14,930
EQ/Long Term Bond ......................     677,355   1,003,294   16.60 to 21.28   16.11 to 20.81    10,858    15,886
EQ/Marsico Focus (b) (f) ...............   1,088,339          --   10.60 to 10.62               --    11,550        --
EQ/Money Market (b) (g) ................   3,862,670          --   10.09 to 10.11               --    39,050        --
EQ/Montag & Caldwell Growth
(h) ....................................   5,534,304   5,380,978     7.88 to 8.19     7.53 to 7.76    53,947    48,368
EQ/PIMCO Real Return ...................   1,398,700   2,719,913   11.67 to 11.73   11.62 to 11.64    16,406    31,671
EQ/Short Duration Bond..................      19,264      11,608            10.25            10.14       197       118
EQ/TCW Equity ..........................   3,551,201   3,655,546   13.49 to 23.54   12.98 to 22.82    61,940    62,403
EQ/UBS Growth and Income ...............   1,750,657   1,719,600    9.76 to 12.50    9.03 to 11.51    20,591    18,615
Fidelity VIP Asset Manager .............      15,149     423,053            11.08            10.65       168     4,506
Fidelity VIP Contrafund(R) .............   2,355,687   1,993,257   12.48 to 13.67   10.76 to 11.69    32,046    23,289
Fidelity VIP Growth ....................   1,679,319   2,471,765     6.81 to 8.72     6.49 to 8.24    13,539    19,365
Fidelity VIP Growth
Opportunities ..........................     247,950     266,994    8.40 to 10.49     7.71 to 9.70     2,087     2,116
Fidelity VIP Growth and
Income .................................     110,223     926,910            10.36             9.63     1,142     8,922
Franklin Income Securities .............      81,801      28,819            12.93            12.77     1,058       368
Franklin Rising Dividends
Securities .............................      31,384      19,473            12.93            12.55       406       244
Franklin Zero Coupon 2010 ..............       7,726       3,856            10.76            10.66        83        41
Janus Aspen Series Balanced ............     654,547     618,943   11.79 to 12.13   11.01 to 11.28     7,894     6,949
Janus Aspen Series
International Growth ...................     625,261     430,237   12.40 to 16.65    9.37 to 12.67     8,559     4,517
Janus Aspen Series Flexible
Bond ...................................     637,680     472,696   12.05 to 14.28   11.89 to 14.00     8,943     6,496
Janus Aspen Series Forty ...............   2,185,203   1,556,906     8.35 to 8.62     7.45 to 7.64    20,817    13,575
Janus Aspen Series Mid Cap
Growth .................................   2,224,752   2,014,622    6.15 to 10.07     5.47 to 9.03    15,749    12,850
Janus Aspen Series Mid Cap
Value ..................................     170,022     158,728            12.98            11.80     2,207     1,873
Janus Aspen Series Worldwide
Growth .................................   1,851,821   2,478,108     6.15 to 7.72     5.85 to 7.29    14,127    17,958
Lord Abbett Bond-Debenture .............      81,503      68,512            13.70            13.57     1,115       929

                                                               For the period ended December 31,
                                          --------------------------------------------------------------------------------
                                             Investment           Expense Ratio**                Total Return***
                                               Income                Lowest to                      Lowest to
                                               Ratio*                 Highest                        Highest
                                          --------------- -----------------------------   --------------------------------
                                           2005     2004           2005           2004             2005            2004
AIM V.I. Basic Value ...................   0.11%     --%           0.35%          0.35%            5.35%           10.71%
AIM V.I. Financial Services ............   1.49     0.84   0.00 to 0.35   0.00 to 0.35     5.49 to 5.93     8.34 to 8.68
AIM V.I. Global Health Care ............     --       --   0.00 to 0.35   0.00 to 0.35     7.75 to 8.21     7.15 to 7.54
AIM V.I. Mid Cap Core Equity ...........   0.67     0.28           0.35           0.35             7.27            13.39
AIM V.I. Technology ....................     --       --   0.00 to 0.35   0.00 to 0.35     1.81 to 2.18     6.65 to 7.01
Alger American Balanced ................   1.77     1.50   0.00 to 0.35   0.00 to 0.35     8.04 to 8.39     4.19 to 4.57
Alger American MidCap
Growth .................................     --       --   0.00 to 0.35   0.00 to 0.35     9.41 to 9.81   12.63 to 13.05
Dreyfus IP Small Cap Stock
Index ..................................     --     0.42   0.00 to 0.35   0.00 to 0.35     6.83 to 7.21   21.42 to 21.88
Dreyfus Socially Responsible
Growth Fund, Inc. ......................     --     0.42   0.00 to 0.75   0.00 to 0.75     2.78 to 3.56     5.46 to 6.22
Dreyfus Stock Index Fund, Inc. .........   1.61     1.84   0.00 to 0.75   0.00 to 0.75     3.90 to 4.66    9.87 to 10.63
Dreyfus VIF Appreciation ...............   0.02     1.48             --             --             4.40             5.07
Dreyfus VIF International Value ........     --     1.15             --             --            11.88            20.06
Dreyfus VIF Small Company
Stock ..................................     --       --             --             --             0.88            18.56
EQ/Bear Stearns Small
Company Growth .........................   0.13       --   0.00 to 0.75   0.00 to 0.75     6.81 to 7.54   11.56 to 12.53
EQ/Boston Advisors Equity
Income (a) .............................   1.40     2.64   0.35 to 0.75   0.35 to 0.75     5.42 to 5.83   16.94 to 17.48
EQ/Calvert Socially Responsible
(b) (c) ................................     --       --           0.35             --             3.27               --
EQ/Capital Guardian Research
(b) (d) ................................   0.70       --           0.60             --             1.86               --
EQ/Caywood-Scholl High Yield
Bond ...................................   5.30    12.01   0.00 to 0.75   0.00 to 0.75     1.93 to 2.75     8.90 to 9.68
EQ/Enterprise Moderate
Allocation (e) .........................   2.82     2.86   0.00 to 0.75   0.00 to 0.75     4.39 to 5.14     7.72 to 8.61
EQ/GAMCO Small Company
Value ..................................   0.42     0.02   0.00 to 0.75   0.00 to 0.75     3.56 to 4.33   20.00 to 20.91
EQ/Government Securities ...............   3.61     6.00   0.00 to 0.75   0.00 to 0.75     0.52 to 1.31     0.59 to 1.33
EQ/Intermediate Term Bond ..............   3.08     9.75   0.00 to 0.75   0.00 to 0.75     0.12 to 0.90     0.86 to 1.63
EQ/International Growth ................   1.51     1.18   0.00 to 0.75   0.00 to 0.75   12.14 to 13.01     4.49 to 5.24
EQ/Long Term Bond ......................   1.46    10.57   0.00 to 0.75   0.00 to 0.75     2.26 to 3.04     7.16 to 7.90
EQ/Marsico Focus (b) (f) ...............     --       --   0.35 to 0.75             --     5.05 to 5.25               --
EQ/Money Market (b) (g) ................   1.12       --   0.00 to 0.75             --     0.90 to 1.00               --
EQ/Montag & Caldwell Growth
(h) ....................................   0.25     0.42   0.00 to 0.75   0.00 to 0.75     4.65 to 5.54     3.29 to 4.02
EQ/PIMCO Real Return ...................   1.59     2.16   0.00 to 0.35   0.00 to 0.35     0.43 to 0.77     4.40 to 4.77
EQ/Short Duration Bond..................   1.32     3.49           0.35           0.35             1.08             1.30
EQ/TCW Equity ..........................     --       --   0.00 to 0.75   0.00 to 0.75     3.16 to 3.93   12.69 to 13.46
EQ/UBS Growth and Income ...............   0.70     1.74   0.35 to 0.75   0.35 to 0.75     8.08 to 8.60   12.45 to 12.95
Fidelity VIP Asset Manager .............   3.33     3.39             --             --             4.04             5.45
Fidelity VIP Contrafund(R) .............   0.20     0.42   0.00 to 0.75   0.00 to 0.75   15.99 to 16.94   14.47 to 15.51
Fidelity VIP Growth ....................   0.49     0.21   0.00 to 0.75   0.00 to 0.75     4.93 to 5.83     2.53 to 3.39
Fidelity VIP Growth
Opportunities ..........................   0.87     0.44   0.00 to 0.75   0.00 to 0.75     8.14 to 8.95     6.24 to 7.23
Fidelity VIP Growth and
Income .................................   1.76     0.94             --             --             7.58             5.82
Franklin Income Securities .............   3.94     3.02           0.35           0.35             1.25            13.41
Franklin Rising Dividends
Securities .............................   0.89     0.60           0.35           0.35             3.03            10.67
Franklin Zero Coupon 2010 ..............   4.13     4.30           0.35           0.35             0.94             4.10
Janus Aspen Series Balanced ............   2.35     2.36   0.35 to 0.75   0.35 to 0.75     7.08 to 7.54     7.73 to 8.15
Janus Aspen Series
International Growth ...................   1.22     0.95   0.00 to 0.35   0.00 to 0.35   31.41 to 32.34   18.30 to 18.91
Janus Aspen Series Flexible
Bond ...................................   6.09     5.98   0.00 to 0.35   0.00 to 0.35     1.35 to 2.00     3.30 to 3.93
Janus Aspen Series Forty ...............   0.22     0.24   0.00 to 0.75   0.00 to 0.75   12.08 to 12.83   17.32 to 18.27
Janus Aspen Series Mid Cap
Growth .................................     --       --   0.00 to 0.75   0.00 to 0.75   11.52 to 12.43   19.76 to 20.75
Janus Aspen Series Mid Cap
Value ..................................   7.08     2.85             --             --            10.00            17.76
Janus Aspen Series Worldwide
Growth .................................   1.32     1.03   0.00 to 0.75   0.00 to 0.75     5.13 to 5.90     3.91 to 4.74
Lord Abbett Bond-Debenture .............   5.10     6.09           0.35           0.35     0.92 to 0.96             7.44

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

                                                                        At December 31,
                                           --------------------------------------------------------------------------------
                                                                           Unit Value
                                                   Units                   Lowest to
                                                Outstanding                  Highest                         Net Assets
                                           ---------------------  --------------------------------      -------------------
                                              2005        2004               2005            2004         2005        2004
Lord Abbett Growth and
Income .................................     420,291     339,967           $12.83           $12.47      $ 5,371     $ 4,222
Lord Abbett Mid-Cap Value ..............   1,036,750   1,267,995   13.95 to 14.71   12.93 to 13.59       15,319      17,307
MFS(R) Mid Cap Growth ..................     109,720      95,199            10.42            10.14        1,143         965
MFS(R) New Discovery ...................      95,636     186,643   11.04 to 11.96   10.52 to 11.36        1,104       2,085
MFS(R) Total Return ....................     359,072     370,807   12.38 to 12.53   12.09 to 12.19        4,522       4,545
MFS(R) Utilities .......................      68,386      42,638   17.08 to 18.87   14.67 to 16.15        1,237         660
Morgan Stanley UIF Core Plus
Fixed Income ...........................   1,047,468     455,247            14.89            14.29       15,599       6,506
Morgan Stanley UIF Emerging
Markets Debt ...........................      27,550      29,344            16.29            14.51          449         426
Morgan Stanley UIF Equity
Growth .................................      40,380      30,654             9.03             7.80          365         239
Morgan Stanley UIF Value ...............     828,996     195,886            15.85            15.16       13,137       2,969
Old Mutual Mid-Cap .....................     171,426     144,472            14.68            13.94        2,509       2,010
Old Mutual Select Value ................      87,721      77,134            10.06             9.66          882         745
Oppenheimer Global Securities ..........      77,121      44,146            17.11            15.05        1,319         664
Oppenheimer Main Street(R) .............      39,930      26,798            13.10            12.43          523         333
PIMCO Global Bond
(Unhedged) .............................     158,504     144,303            14.05            15.10        2,189       2,138
PIMCO Real Return ......................   1,487,306   1,093,720   13.27 to 13.44   13.04 to 13.16       20,103      14,511
PIMCO StocksPLUS Growth
and Income .............................     295,358     252,393            12.65            12.27        3,676       3,047
T. Rowe Price Equity Income ............   1,837,906   3,324,758            15.76            15.17       28,969      50,427
T. Rowe Price International Stock ......     510,976     639,953            12.65            10.90        6,463       6,976
T. Rowe Price Limited-Term
Bond ...................................     248,283     269,254            13.48            13.25        3,347       3,567
T. Rowe Price New America
Growth .................................     635,903      52,660            11.22            10.74        7,132         565
T. Rowe Price Personal Strategy
Balanced ...............................     177,937     135,955            16.05            15.08        2,855       2,050
T. Rowe Price Prime Reserve ............     487,305     831,624            12.22            11.89        5,954       9,885
Van Kampen UIF Emerging
Markets Equity .........................      40,180      29,486            21.64            16.23          862         478
Van Kampen UIF Global Value
Equity .................................     115,994      99,064   12.26 to 13.01   11.58 to 12.34        1,452       1,172
Vank Kampen UIF U.S. Real
Estate .................................     329,316     388,638   19.67 to 20.07   16.87 to 17.15        6,820       6,810
Van Eck Worldwide Bond .................      40,113      33,995            15.07            15.54          604         528
Van Eck Worldwide Emerging
Markets ................................     297,777      77,227            13.19             9.99        3,927         772
Van Eck Worldwide Hard
Assets .................................      78,517      43,129            26.44            17.43        2,076         752


                                                               For the period ended December 31,
                                    ---------------------------------------------------------------------------------------
                                         Investment              Expense Ratio**                 Total Return***
                                           Income                   Lowest to                       Lowest to
                                           Ratio*                    Highest                         Highest
                                    -------------------  -----------------------------  -----------------------------------
                                      2005       2004              2005           2004             2005             2004
Lord Abbett Growth and
Income ............................   1.08%      1.05%             0.35%          0.35%    2.89 to 2.90%           12.34%
Lord Abbett Mid-Cap Value .........   0.37       0.34      0.00 to 0.35   0.00 to 0.35     7.89 to 8.24    23.61 to 24.00
MFS(R) Mid Cap Growth .............     --         --              0.35           0.35     2.76 to 2.78             14.19
MFS(R) New Discovery ..............     --         --      0.00 to 0.35   0.00 to 0.35     4.94 to 5.28      6.16 to 6.57
MFS(R) Total Return ...............   1.96       1.56      0.00 to 0.35   0.00 to 0.35     2.40 to 2.79    10.92 to 11.32
MFS(R) Utilities ..................   0.55       1.23      0.00 to 0.35   0.00 to 0.35   16.43 to 16.84    29.71 to 30.24
Morgan Stanley UIF Core Plus
Fixed Income ......................   5.33       3.66              0.00           0.00             4.20              4.38
Morgan Stanley UIF Emerging
Markets Debt ......................   8.20       7.44              0/00           0.00            12.27             10.01
Morgan Stanley UIF Equity
Growth ............................   0.48       0.16              0.00           0.00            15.77              7.73
Morgan Stanley UIF Value ..........   0.80       0.98              0.00           0.00             4.55             17.88
Old Mutual Mid-Cap ................     --         --              0.35           0.35             5.31             18.44
Old Mutual Select Value ...........   2.02       2.33              0.35           0.35             4.14              2.44
Oppenheimer Global Securities......   0.68       0.68              0.35           0.35            13.69             18.50
Oppenheimer Main Street(R) ........   1.03       0.37              0.35           0.35             5.39              8.75
PIMCO Global Bond
(Unhedged) ........................   2.52       1.87              0.35           0.35           (6.95)             10.22
PIMCO Real Return .................   2.83       1.03      0.00 to 0.35   0.00 to 0.35    1.76 to 2.13       8.49 to 8.85
PIMCO StocksPLUS Growth
and Income ........................   2.46       1.83              0.35           0.35             3.10             10.43
T. Rowe Price Equity Income .......   1.39       1.59              0.00           0.00             3.89             14.92
T. Rowe Price International Stock .   1.69       1.41              0.00           0.00            16.06             13.78
T. Rowe Price Limited-Term
Bond ..............................   3.56       3.23              0.00           0.00             1.74              1.15
T. Rowe Price New America
Growth ............................     --       0.06              0.00           0.00             4.47             10.95
T. Rowe Price Personal Strategy
Balanced ..........................   1.86       2.11              0.00           0.00             6.43             12.79
T. Rowe Price Prime Reserve .......   2.75       0.91              0.00           0.00             2.78              0.93
Van Kampen UIF Emerging
Markets Equity ....................   0.40       0.68              0.35           0.35            33.33             22.68
Van Kampen UIF Global Value
Equity ............................   1.02       0.80      0.00 to 0.35   0.00 to 0.35     5.43 to 5.87    13.21 to 13.53
Vank Kampen UIF U.S. Real
Estate ............................   1.35       1.67      0.00 to 0.35   0.00 to 0.35   16.60 to 17.03    35.94 to 36.44
Van Eck Worldwide Bond ............   5.22       3.30              0.00           0.00           (3.02)              9.13
Van Eck Worldwide Emerging
Markets ...........................   0.28       0.35              0.00           0.00            32.03             25.82
Van Eck Worldwide Hard
Assets ............................   0.23       0.07              0.00           0.00            51.69             23.97

-----------------------------

   * This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment advisor and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

   ** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractowner accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.

   *** Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized. The Total Return is calculated for the year ended December 31, 2005 or from the commencement of operations of the Subaccount.

   (a) EQ/Boston Advisors Equity Income was substituted for EQ/MONY Equity Income on September 9, 2005.

   (b)   Units were made available for sale on September 9, 2005.

   (c) EQ/Calvert Socially Responsible was substituted for EQ/Enterprise Global Socially Responsive on September 9, 2005.

   (d) EQ/Capital Guardian Research was substituted for EQ/MONY Equity Income and EQ/MONY Diversified on September 9, 2005.

   (e) EQ/Enterprise Moderate Allocation was substituted for EQ/Enterprise Managed on September 9, 2005.

   (f) EQ/Marsico Focus was substituted for EQ/Enterprise Capital Appreciation on September 9, 2005.

   (g)   EQ/Money Market was substituted EQ/MONY Money Market on September 9,
         2005.

   (h) EQ/Montag & Caldwell Growth was substituted for EQ/Enterprise Multi-Cap Growth on September 9, 2005.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

                                                                      At December 31, 2003
                                                        -------------------------------------------
                                                                         Unit Value
                                                            Units         Lowest to      Net Assets
                                                         Outstanding       Highest         (000's)
                                                        -------------  --------------    ----------
AIM V.I. Basic Value Fund--Series I (2) ..............       6,699     $        11.48    $      77
AIM V.I. Financial Services Portfolio ................      18,331     11.18 to 11.63          207
AIM V.I. Health Sciences Portfolio ...................      34,790     10.35 to 10.48          360
AIM V.I. Mid Cap Core Equity Fund--Series I (3) ......       2,230              11.28           25
AIM V.I. Telecommunications Portfolio ................       8,071               8.27           67
Alger American Balanced Portfolio--Class O ...........     117,113     10.81 to 11.17        1,281
Alger American Mid Cap Growth Portfolio--Class O .....     335,882     11.66 to 11.72        3,891
Dreyfus VIF Appreciation Portfolio--Initial Class ....     184,652              13.40        2,475
Dreyfus VIF International Value Portfolio--Initial
Class ................................................     952,275              10.87       10,356
Dreyfus VIF Small Company Stock Portfolio--Initial
Class ................................................     137,572              12.39        1,705
Dreyfus Socially Responsible Growth Fund--Initial
Class ................................................     188,914       7.40 to 7.51        1,281
Dreyfus Stock Index Portfolio--Initial Class .........   5,001,432      7.70 to 12.80       56,019
Dreyfus IP Small Cap Stock Index Portfolio--Service
Class ................................................     578,422              11.38        6,585
EQ/Enterprise Equity Portfolio .......................   3,471,131     11.44 to 20.25       53,938
EQ/Enterprise Equity Income Portfolio ................     483,918      9.62 to 10.58        5,196
EQ/Enterprise Growth & Income Portfolio ..............   1,650,380       8.03 to 9.63       15,792
EQ/Enterprise Growth Portfolio (1) ...................   5,141,422       7.29 to 7.46       44,320
EQ/Enterprise High-Yield Portfolio ...................     824,954     14.57 to 18.54       12,821
EQ/Enterprise International Growth Portfolio (1a) ....   1,217,982      9.35 to 13.80       14,420
EQ/Enterprise Managed Portfolio (1b) .................   5,582,384     10.57 to 19.68       93,884
EQ/Enterprise Short Duration Bond Portfolio (2) ......       1,631              10.01           16
EQ/Enterprise Small Company Growth Portfolio .........   1,028,975       9.34 to 9.90       12,486
EQ/Enterprise Small Company Value Portfolio ..........   2,626,059     20.61 to 31.85       61,739
EQ/Enterprise Total Return Portfolio .................   2,465,907     11.11 to 11.23       27,407
EQ/MONY Government Securities Portfolio ..............   1,017,068     13.52 to 15.32       13,325
EQ/MONY Intermediate Term Bond Portfolio .............     905,065     14.14 to 16.25       12,885
EQ/MONY Long Term Bond Portfolio .....................   1,050,699     14.93 to 19.42       15,597
Fidelity VIP Growth Portfolio ........................   2,446,972       6.33 to 7.97       18,576
Fidelity VIP II Asset Manager Portfolio--Initial Class     501,397              10.10        5,064
Fidelity VIP II ContraFund Portfolio .................   2,072,043      9.40 to 10.12       21,055
Fidelity VIP III Growth Opportunities Portfolio ......     226,164       7.17 to 9.13        1,660
Fidelity VIP III Growth & Income Portfolio ...........   1,055,112               9.10        9,600
Franklin Income Securities Fund--Class 2 (2) .........       6,209              11.26           70
Franklin Rising Dividends Securities Fund--Class 2 (2)       3,284              11.34           37
Franklin Zero Coupon 2010 Fund--Class 2 (4) ..........       1,165              10.24           12
Janus Aspen Series Mid Cap Growth
Portfolio--Institutional Class .......................   1,846,474       4.53 to 7.54        9,780
Janus Aspen Series Balanced
Portfolio--Institutional Class .......................     587,636     10.22 to 10.24        6,102
Janus Aspen Series Capital Appreciation Portfolio ....   1,583,967      6.35 to 10.68       11,566
Janus Aspen Series Flexible Income
Portfolio ............................................     482,552     11.50 to 13.47        6,422
Janus Aspen Series International Growth
Portfolio ............................................     329,721      7.88 to 10.74        2,871
Janus Aspen Series Mid Cap Value
Portfolio--Service Class .............................     221,896              10.02        2,223
Janus Aspen Series WorldWide Growth
Portfolio--Institutional Class .......................   2,439,132       5.63 to 6.96       16,866
Lord Abbett Bond-Debenture Portfolio--Class VC .......      44,844     12.11 to 12.63          566
Lord Abbett Growth & Income Portfolio--Class VC ......     216,248     10.45 to 11.11        2,391
Lord Abbett Mid-Cap Value Portfolio--Class VC ........     849,049     10.96 to 11.68        9,358
MFS Mid-Cap Growth Portfolio--Initial Class ..........      70,482       8.82 to 8.88          626
MFS New Discovery Portfolio--Initial Class ...........      68,220      9.93 to 10.66          701
MFS Total Return Portfolio--Initial Class ............     199,135     10.95 to 11.15        2,203

                                                                 For the period ended December 31, 2003
                                                          ----------------------------------------------------
                                                          Investment     Expense Ratio**      Total Return***
                                                            Income          Lowest to            Lowest to
                                                            Ratio*           Highest               Highest
                                                          ---------      ---------------     ----------------
AIM V.I. Basic Value Fund--Series I (2) ..............      0.16(+)%               0.35(+)%             14.80%
AIM V.I. Financial Services Portfolio ................      0.72           0.00 to 0.35        29.08 to 29.55
AIM V.I. Health Sciences Portfolio ...................      0.00                   0.35        27.31 to 27.34
AIM V.I. Mid Cap Core Equity Fund--Series I (3) ......      0.00                   0.35(+)              12.80
AIM V.I. Telecommunications Portfolio ................      0.00                   0.35                 33.82
Alger American Balanced Portfolio--Class O ...........      2.05           0.00 to 0.35        18.66 to 19.08
Alger American Mid Cap Growth Portfolio--Class O .....      0.00           0.00 to 0.35        47.41 to 47.79
Dreyfus VIF Appreciation Portfolio--Initial Class ....      1.39                   0.00                 21.16
Dreyfus VIF International Value Portfolio--Initial
Class ................................................      1.28                   0.00                 36.22
Dreyfus VIF Small Company Stock Portfolio--Initial
Class ................................................      0.12                   0.00                 42.91
Dreyfus Socially Responsible Growth Fund--Initial
Class ................................................      0.13           0.00 to 0.75        24.96 to 26.06
Dreyfus Stock Index Portfolio--Initial Class .........      1.50           0.00 to 0.75        27.27 to 28.39
Dreyfus IP Small Cap Stock Index Portfolio--Service
Class ................................................      0.22                   0.00                 37.77
EQ/Enterprise Equity Portfolio .......................      0.00           0.0 to  0.75        51.80 to 52.94
EQ/Enterprise Equity Income Portfolio ................      1.52           0.35 to 0.75        25.75 to 26.25
EQ/Enterprise Growth & Income Portfolio ..............      1.05           0.35 to 0.75        26.66 to 27.04
EQ/Enterprise Growth Portfolio (1) ...................      0.44            0.0 to 0.75        16.27 to 17.11
EQ/Enterprise High-Yield Portfolio ...................      2.52           0.00 to 0.75        21.73 to 22.64
EQ/Enterprise International Growth Portfolio (1a) ....      0.50          0.00 to  0.75        29.94 to 30.95
EQ/Enterprise Managed Portfolio (1b) .................      1.18           0.00 to 0.75        20.00 to 20.94
EQ/Enterprise Short Duration Bond Portfolio (2) ......      5.27(+)                0.35(+)               0.10
EQ/Enterprise Small Company Growth Portfolio .........      0.00          0.00 to  0.75        22.25 to 23.13
EQ/Enterprise Small Company Value Portfolio ..........      0.11           0.00 to 0.75        36.40 to 37.40
EQ/Enterprise Total Return Portfolio .................      2.58           0.00 to 0.35          5.35 to 5.61
EQ/MONY Government Securities Portfolio ..............      2.86           0.00 to 0.75          0.99 to 1.73
EQ/MONY Intermediate Term Bond Portfolio .............      4.75           0.00 to 0.75          2.52 to 3.29
EQ/MONY Long Term Bond Portfolio .....................      5.94           0.00 to 0.75          4.02 to 4.85
Fidelity VIP Growth Portfolio ........................      0.20           0.00 to 0.75        31.88 to 32.83
Fidelity VIP II Asset Manager Portfolio--Initial Class      3.47                   0.00                 17.99
Fidelity VIP II ContraFund Portfolio .................      0.38           0.00 to 0.75        27.37 to 28.43
Fidelity VIP III Growth Opportunities Portfolio ......      0.59           0.00 to 0.75        28.59 to 29.78
Fidelity VIP III Growth & Income Portfolio ...........      1.13                   0.00                 23.81
Franklin Income Securities Fund--Class 2 (2) .........      0.00                   0.35(+)              12.60
Franklin Rising Dividends Securities Fund--Class 2 (2)      0.00                   0.35(+)              13.40
Franklin Zero Coupon 2010 Fund--Class 2 (4) ..........      0.00                   0.35(+)               2.40
Janus Aspen Series Mid Cap Growth
Portfolio--Institutional Class .......................      0.00           0.00 to 0.75        34.16 to 35.22
Janus Aspen Series Balanced
Portfolio--Institutional Class .......................      2.31           0.35 to 0.75        13.18 to 13.65
Janus Aspen Series Capital Appreciation Portfolio ....      0.48           0.00 to 0.75        19.59 to 20.52
Janus Aspen Series Flexible Income
Portfolio ............................................      3.86           0.00 to 0.35          5.89 to 6.40
Janus Aspen Series International Growth
Portfolio ............................................      1.19           0.00 to 0.35        34.04 to 34.93
Janus Aspen Series Mid Cap Value
Portfolio--Service Class .............................      0.13                   0.00                 41.33
Janus Aspen Series WorldWide Growth
Portfolio--Institutional Class .......................      1.11           0.00 to 0.75        23.19 to 24.06
Lord Abbett Bond-Debenture Portfolio--Class VC .......      5.97                   0.35        17.57 to 17.60
Lord Abbett Growth & Income Portfolio--Class VC ......      1.03                   0.35        30.55 to 30.63
Lord Abbett Mid-Cap Value Portfolio--Class VC ........      0.68           0.00 to 0.35        24.39 to 24.83
MFS Mid-Cap Growth Portfolio--Initial Class ..........      0.00                   0.35        36.41 to 36.53
MFS New Discovery Portfolio--Initial Class ...........      0.00           0.00 to 0.35        33.11 to 33.58
MFS Total Return Portfolio--Initial Class ............      1.75           0.00 to 0.35        15.90 to 16.37

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

                                                                                At December 31, 2003
                                                                      -------------------------------------------
                                                                                      Unit Value
                                                                         Units         Lowest to       Net Assets
                                                                      Outstanding       Highest          (000's)
                                                                      -----------   ---------------    ---------
MFS Utilities Portfolio--Initial Class ..............................     23,364    $11.80 to 12.40    $   279
Oppenheimer Global Securities Portfolio--Service
Class (5) ...........................................................     12,049              12.70         153
Oppenheimer Main Street Portfolio--Service
Class (6) ...........................................................      5,971              11.43          68
PBHG Mid-Cap Portfolio ..............................................    120,195     11.26 to 11.77       1,411
PBHG Select Value Portfolio .........................................     58,250       9.16 to 9.43         549
PIMCO Global Bond Portfolio--Administrative
Class ...............................................................    110,224     12.48 to 13.70       1,480
PIMCO Real Return Portfolio--Administrative Class ...................    768,764     12.09 to 12.59       9,378
PIMCO StocksPLUS Growth & Income Portfolio--
Administrative Class ................................................    187,318     10.93 to 11.11       2,048
T. Rowe Price Equity Income Portfolio ...............................  3,659,651              13.20      48,301
T. Rowe Price International Stock Portfolio .........................    438,989               9.58       4,206
T. Rowe Price Limited Term Bond Portfolio ...........................    120,716              13.10       1,582
T. Rowe Price New America Growth Portfolio ..........................     56,169               9.68         544
T. Rowe Price Personal Strategy Balanced Portfolio ..................    109,239              13.37       1,460
T. Rowe Price Prime Reserve Portfolio ...............................    389,214              11.78       4,586
UIF Equity Growth Portfolio--Class I ................................     25,976               7.24         188
UIF Emerging Markets Equity Portfolio--Class I ......................     24,414     12.45 to 13.23         322
UIF Emerging Markets Debt Portfolio--Class I ........................     17,443              13.19         230
UIF Core Plus Fixed Income Portfolio--Class I .......................    451,827              13.69       6,187
UIF Global Value Equity Portfolio--Class I ..........................     24,703     10.20 to 10.90         270
UIF U.S. Real Estate Portfolio-- Class I ............................    197,879     12.57 to 13.65       2,558
UIF Value Portfolio--Class I ........................................     63,788              12.86         820
Van Eck Hard Assets Fund ............................................      6,303              14.06          89
Van Eck WorldWide Bond Fund .........................................      8,246              14.24         117
Van Eck WorldWide Emerging Markets Fund .............................     19,859               7.94         158

                                                                             For the period ended December 31, 2003
                                                                       --------------------------------------------------
                                                                        Investment   Expense Ratio**      Total Return***
                                                                          Income       Lowest to             Lowest to
                                                                           Ratio*        Highest              Highest
                                                                        ----------   ----------------    ----------------
MFS Utilities Portfolio--Initial Class ...............................     1.59%       0.00 to 0.35%       35.48 to 35.82%
Oppenheimer Global Securities Portfolio--Service
Class (5) ............................................................     0.00                0.35(+)             27.00
Oppenheimer Main Street Portfolio--Service
Class (6) ............................................................     0.00                0.35(+)             14.30
PBHG Mid-Cap Portfolio ...............................................     0.00                0.35       33.89 to 33.90
PBHG Select Value Portfolio ..........................................     3.03                0.35       17.88 to 17.89
PIMCO Global Bond Portfolio--Administrative
Class ................................................................     2.05                0.35       13.97 to 13.98
PIMCO Real Return Portfolio--Administrative Class ....................     2.46        0.00 to 0.35         8.53 to 8.92
PIMCO StocksPLUS Growth & Income Portfolio--
Administrative Class .................................................     2.48                0.35       29.94 to 29.96
T. Rowe Price Equity Income Portfolio ................................     1.75                0.00                25.48
T. Rowe Price International Stock Portfolio ..........................     1.53                0.00                30.52
T. Rowe Price Limited Term Bond Portfolio ............................     3.76                0.00                 4.22
T. Rowe Price New America Growth Portfolio ...........................     0.00                0.00                35.01
T. Rowe Price Personal Strategy Balanced Portfolio ...................     2.26                0.00                24.84
T. Rowe Price Prime Reserve Portfolio ................................     0.66                0.00                 0.68
UIF Equity Growth Portfolio--Class I .................................     0.00                0.00                24.83
UIF Emerging Markets Equity Portfolio--Class I .......................     0.00                0.35       49.10 to 49.15
UIF Emerging Markets Debt Portfolio--Class I .........................     0.00                0.00                27.93
UIF Core Plus Fixed Income Portfolio--Class I ........................     0.06                0.00                 4.58
UIF Global Value Equity Portfolio--Class I ...........................     0.00        0.00 to 0.35       28.54 to 28.95
UIF U.S. Real Estate Portfolio-- Class I .............................     0.00        0.00 to 0.35       37.05 to 37.53
UIF Value Portfolio--Class I .........................................     0.00                0.00                34.10
Van Eck Hard Assets Fund .............................................     0.94                0.00                45.10
Van Eck WorldWide Bond Fund ..........................................     1.70                0.00                18.17
Van Eck WorldWide Emerging Markets Fund ..............................     0.11                0.00                54.17

   -----------------------------
   * This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment advisor and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

   ** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractowner accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.

   *** Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized. The Total Return is calculated for the year ended December 31, 2003 or from the commencement of operations of the subaccount.

   (+)   Annualized.

   (1) EQ/Enterprise Growth Portfolio was substituted for EQ/Enterprise Balanced Portfolio on February 28, 2003.

   (1a) EQ/Enterprise International Growth Portfolio was substituted for EQ/Enterprise Emerging Countries Portfolio and EQ/Enterprise Worldwide Growth Portfolio on February 28, 2003.

   (1b) EQ/Enterprise Managed Portfolio was substituted for EQ/Enterprise Mid-Cap Growth Portfolio on February 28, 2003.

   (2) For the period July 7, 2003 (commencement of operations) through December 31, 2003.

   (3) For the period July 2, 2003 (commencement of operations) through December 31, 2003.

   (4) For the period August 12, 2003 (commencement of operations) through December 31, 2003.

   (5) For the period June 23, 2003 (commencement of operations) through December 31, 2003.

   (6) For the period June 27, 2003 (commencement of operations) through December 31, 2003.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

   For a unit outstanding throughout the period ended December 31, 2002:

                                                          At December 31, 2002
                                                 ---------------------------------------
                                                                             Net Assets
Strategist Subaccounts                               Units     Unit Values     (000's)
----------------------                           ------------ ------------- ------------
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount ......      4,272     $  31.57      $    135
EQ/MONY Long Term Bond Subaccount ..............      1,535        42.42            65
MONYEquity Master Subaccounts
-----------------------------
Dreyfus
Dreyfus Stock Index Subaccount .................    405,627         6.05         2,452
Dreyfus Socially Responsible Growth
Subaccount .....................................      7,289         6.01            44
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount ................  1,891,577        13.34        25,234
EQ/Enterprise Small Company Value
Subaccount .....................................  1,208,111        23.35        28,203
EQ/Enterprise Managed Subaccount ...............  4,135,667        16.40        67,799
EQ/Enterprise International Growth
Subaccount .....................................    699,800        10.62         7,431
EQ/Enterprise High Yield Bond Subaccount .......    327,973        15.23         4,997
EQ/Enterprise Growth Subaccount ................    443,237         6.27         2,781
EQ/Enterprise Growth and Income Subaccount .....    325,532         6.34         2,064
EQ/Enterprise Equity Income Subaccount .........     36,583         7.65           280
EQ/Enterprise Small Company Growth
Subaccount .....................................     59,047         7.64           451
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount ......     94,178        15.85         1,493
EQ/MONY Long Term Bond Subaccount ..............    144,221        18.67         2,693
EQ/MONY Government Securities Subaccount .......    153,243        15.17         2,325
Fidelity Variable Insurance Products Funds
VIP II Contrafund Subaccount ...................    259,734         7.38         1,916
VIP Growth Subaccount ..........................    371,491         4.80         1,785
VIP III Growth Opportunities Subaccount ........     16,051         7.10           114
Janus Aspen Series
Aggressive Growth Subaccount ...................     23,481         5.62           132
Balanced Subaccount ............................     42,762         9.03           386
Capital Appreciation Subaccount ................    512,348         5.31         2,720
Worldwide Growth Subaccount ....................    597,638         4.57         2,732

                                                                       For the period ended December 31, 2002
                                                                   ----------------------------------------------
                                                                   Investment
                                                                     Income
Strategist Subaccounts                                                Ratio*     Expense Ratio**   Total Return***
----------------------                                             ----------    ---------------   ---------------
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount ......................       3.95%           0.60%            8.71%
EQ/MONY Long Term Bond Subaccount ..............................       4.56            0.60            13.36
MONYEquity Master Subaccounts
-----------------------------
Dreyfus
Dreyfus Stock Index Subaccount .................................       1.32            0.75            (22.93)
Dreyfus Socially Responsible Growth
Subaccount .....................................................       0.27            0.75            (29.46)
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount ................................       0.00            0.75            (29.97)
EQ/Enterprise Small Company Value
Subaccount .....................................................       0.36            0.75            (9.92)
EQ/Enterprise Managed Subaccount ...............................       0.93            0.75            (21.76)
EQ/Enterprise International Growth
Subaccount .....................................................       0.66            0.75            (20.09)
EQ/Enterprise High Yield Bond Subaccount .......................       8.67            0.75             0.73
EQ/Enterprise Growth Subaccount ................................       0.40            0.75            (23.91)
EQ/Enterprise Growth and Income Subaccount .....................       1.19            0.75            (26.54)
EQ/Enterprise Equity Income Subaccount .........................       1.48            0.75            (15.47)
EQ/Enterprise Small Company Growth
Subaccount .....................................................       0.00            0.75            (24.58)
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount ......................       2.92            0.75             8.49
EQ/MONY Long Term Bond Subaccount ..............................       4.24            0.75            13.22
EQ/MONY Government Securities Subaccount .......................       2.57            0.75             5.79
Fidelity Variable Insurance Products Funds
VIP II Contrafund Subaccount ...................................       0.68            0.75            (10.11)
VIP Growth Subaccount ..........................................       0.14            0.75            (30.84)
VIP III Growth Opportunities Subaccount ........................       0.09            0.75            (22.49)
Janus Aspen Series
Aggressive Growth Subaccount ...................................       0.00            0.75            (28.50)
Balanced Subaccount ............................................       3.12            0.75            (7.10)
Capital Appreciation Subaccount ................................       0.57            0.75            (16.25)
Worldwide Growth Subaccount ....................................       0.92            0.75            (26.05)

-----------------------------
   * This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment advisor and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

   ** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractowner accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.

   *** Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

   For a unit outstanding throughout the period ended December 31, 2001:

                                                           At December 31, 2001
                                                  ---------------------------------------
                                                                              Net Assets
Strategist Subaccounts                                Units     Unit Values     (000's)
----------------------                            ------------ ------------- ------------
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount .......      4,569     $  29.04      $    133
EQ/MONY Long Term Bond Subaccount ...............      1,495        37.42            56
MONYEquity Master Subaccounts
-----------------------------
Dreyfus
Dreyfus Stock Index Subaccount ..................    437,449         7.85         3,433
Dreyfus Socially Responsible Growth
Subaccount (4) ..................................      4,617         8.52            39
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount .................  1,924,485        19.05        36,654
EQ/Enterprise Small Company Value
Subaccount ......................................  1,233,590        25.92        31,971
EQ/Enterprise Managed Subaccount ................  4,331,427        20.96        90,806
EQ/Enterprise International Growth
Subaccount ......................................    697,861        13.29         9,272
EQ/Enterprise High Yield Bond Subaccount ........    301,483        15.12         4,558
EQ/Enterprise Growth Subaccount .................    354,433         8.24         2,920
EQ/Enterprise Growth and Income Subaccount ......    292,641         8.63         2,525
EQ/Enterprise Equity Income Subaccount (1) ......     10,033         9.05            91
EQ/Enterprise Small Company Growth
Subaccount (2) ..................................     11,867        10.13           120
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount .......     52,904        14.61           773
EQ/MONY Long Term Bond Subaccount ...............    129,500        16.49         2,136
EQ/MONY Government Securities Subaccount ........     84,169        14.34         1,207
Fidelity Variable Insurance Products Funds
VIP II Contrafund Subaccount ....................    223,575         8.21         1,835
VIP Growth Subaccount ...........................    352,343         6.94         2,444
VIP III Growth Opportunities Subaccount (3) .....      1,294         9.16            12
Janus Aspen Series
Aggressive Growth Subaccount (5) ................     18,896         7.86           148
Balanced Subaccount (6) .........................     12,732         9.72           124
Capital Appreciation Subaccount .................    554,001         6.34         3,515
Worldwide Growth Subaccount .....................    585,745         6.18         3,623

                                                                     For the period ended December 31, 2001
                                                                 -----------------------------------------------
                                                                 Investment
                                                                   Income
Strategist Subaccounts                                             Ratio*       Expense Ratio**   Total Return***
----------------------                                           ----------     ---------------   ----------------
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount .....................     5.40%             0.60%            7.88%
EQ/MONY Long Term Bond Subaccount .............................     5.21              0.60             5.68
MONYEquity Master Subaccounts
-----------------------------
Dreyfus
Dreyfus Stock Index Subaccount ................................     1.13              0.75            (12.87)
Dreyfus Socially Responsible Growth
Subaccount(4) .................................................     0.14(+)           0.75(+)         (14.80)
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount ...............................     0.00              0.75            (19.42)
EQ/Enterprise Small Company Value
Subaccount ....................................................     0.25              0.75             4.43
EQ/Enterprise Managed Subaccount ..............................     2.15              0.75            (11.86)
EQ/Enterprise International Growth
Subaccount ....................................................     0.66              0.75            (28.36)
EQ/Enterprise High Yield Bond Subaccount ......................     8.85              0.75             5.07
EQ/Enterprise Growth Subaccount ...............................     0.47              0.75            (13.17)
EQ/Enterprise Growth and Income Subaccount ....................     0.94              0.75            (12.56)
EQ/Enterprise Equity Income Subaccount(1) .....................     2.13(+)           0.75(+)         (9.50)
EQ/Enterprise Small Company Growth
Subaccount(2) .................................................     0.00(+)           0.75(+)          1.30
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount .....................     4.66              0.75             7.74
EQ/MONY Long Term Bond Subaccount .............................     4.67              0.75             5.50
EQ/MONY Government Securities Subaccount ......................     4.27              0.75             5.75
Fidelity Variable Insurance Products Funds
VIP II Contrafund Subaccount ..................................     0.69              0.75            (13.03)
VIP Growth Subaccount .........................................     0.00              0.75            (18.35)
VIP III Growth Opportunities Subaccount(3) ....................     0.00(+)           0.75(+)         (8.40)
Janus Aspen Series
Aggressive Growth Subaccount(5) ...............................     0.00(+)           0.75(+)         (21.40)
Balanced Subaccount(6) ........................................     4.61(+)           0.75(+)         (2.80)
Capital Appreciation Subaccount ...............................     1.28              0.75            (22.40)
Worldwide Growth Subaccount ...................................     0.50              0.75            (23.13)

   -----------------------------
   * This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment advisor and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

   ** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractowner accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.

   *** Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.

   (+)   Annualized

   (1) For the period June 6, 2001(commencement of operations) through December 31, 2001.

   (2) For the period May 5, 2001(commencement of operations) through December 31, 2001.

   (3) For the period June 12, 2001(commencement of operations) through December 31, 2001.

   (4) For the period June 8, 2001(commencement of operations) through December 31, 2001.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

   (5) For the period May 4, 2001(commencement of operations) through December 31, 2001.

   (6) For the period May 15, 2001(commencement of operations) through December 31, 2001.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

   For a unit outstanding throughout the period ended December 31, 2002:

                                                                                      At December 31, 2002
                                                                         -------------------------------------------
                                                                                                         Net Assets
MONY Custom Estate Master Subaccounts                                       Units      Unit Values         (000's)
-------------------------------------                                     --------     -----------      ------------
Alger American Fund
MidCap Growth Subaccount(2) .....................................              892        $ 7.91          $    7
Dreyfus
Dreyfus Stock Index Subaccount ..................................          125,137          6.55             820
Dreyfus Socially Responsible Growth
Subaccount ......................................................            7,887          5.15              41
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount .................................          122,785          6.21             762
EQ/Enterprise Small Company Value
Subaccount ......................................................           87,482         11.85           1,037
EQ/Enterprise Managed Subaccount ................................          167,850          7.67           1,288
EQ/Enterprise International Growth
Subaccount ......................................................           40,098          6.57             263
EQ/Enterprise High Yield Bond Subaccount ........................           43,159         10.68             461
EQ/Enterprise Growth Subaccount .................................          377,484          7.64           2,883
EQ/Enterprise Growth and Income Subaccount ......................          153,750          7.72           1,187
EQ/Enterprise Small Company Growth
Subaccount ......................................................           53,474         11.50             615
EQ/Enterprise Equity Income Subaccount ..........................           82,263          8.47             697
EQ/Enterprise Total Return Subaccount(1) ........................            3,873         10.57              41
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount .......................           30,069         12.78             384
EQ/MONY Long Term Bond Subaccount ...............................           36,149         13.09             473
EQ/MONY Government Securities Subaccount ........................           27,158         12.41             337
Fidelity Variable Insurance Products Funds
VIP Growth Subaccount ...........................................           60,954          5.63             343
VIP II Contrafund Subaccount ....................................           40,733          7.77             316
VIP III Growth Opportunities Subaccount .........................           10,220          5.66              58
Janus Aspen Series
Aggressive Growth Subaccount ....................................           93,463          3.40             318
Balanced Subaccount .............................................           52,935          9.01             477
Capital Appreciation Subaccount .................................           56,385          6.68             376
Worldwide Growth Subaccount .....................................           88,956          5.57             495
Lord Abbett Series Fund
Growth and Income Subaccount(2) .................................            3,229          8.51              27
Mid-Cap Value Subaccount(3) .....................................            5,072          8.61              44
PIMCO Variable Insurance Trust
Global Bond Subaccount(4) .......................................            1,421         10.95              16
Real Return Bond Subaccount(2) ..................................           14,071         11.08             156
Universal Institutional Funds, Inc. .............................
U.S. Real Estate Subaccount(4) ..................................            1,656          9.06              15

                                                                     For the period ended December 31, 2002
                                                                 ----------------------------------------------
                                                                 Investment
                                                                   Income
MONY Custom Estate Master Subaccounts                               Ratio*     Expense Ratio**    Total Return***
-------------------------------------                            ----------    ---------------    ----------------
Alger American Fund
MidCap Growth Subaccount(2) ...................................      0.00%            0.35%(+)       (20.90) %
Dreyfus
Dreyfus Stock Index Subaccount ................................      1.42             0.35           (22.67)
Dreyfus Socially Responsible Growth
Subaccount ....................................................      0.28             0.35           (29.26)
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount ...............................      0.00             0.35           (29.67)
EQ/Enterprise Small Company Value
Subaccount ....................................................      0.38             0.35           (9.61)
EQ/Enterprise Managed Subaccount ..............................      0.97             0.35           (21.49)
EQ/Enterprise International Growth
Subaccount ....................................................      0.69             0.35           (19.78)
EQ/Enterprise High Yield Bond Subaccount ......................      8.67             0.35            1.14
EQ/Enterprise Growth Subaccount ...............................      0.41             0.35           (23.52)
EQ/Enterprise Growth and Income Subaccount ....................      1.17             0.35           (26.27)
EQ/Enterprise Small Company Growth
Subaccount ....................................................      0.00             0.35           (24.24)
EQ/Enterprise Equity Income Subaccount ........................      1.20             0.35           (15.13)
EQ/Enterprise Total Return Subaccount(1) ......................      3.31(+)          0.35(+)         5.70
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount .....................      3.70             0.35            8.95
EQ/MONY Long Term Bond Subaccount .............................      4.04             0.35           13.63
EQ/MONY Government Securities Subaccount ......................      2.95             0.35            6.25
Fidelity Variable Insurance Products Funds
VIP Growth Subaccount .........................................      0.14             0.35           (30.41)
VIP II Contrafund Subaccount ..................................      0.69             0.35           (9.76)
VIP III Growth Opportunities Subaccount .......................      0.85             0.35           (22.15)
Janus Aspen Series
Aggressive Growth Subaccount ..................................      0.00             0.35           (28.27)
Balanced Subaccount ...........................................      2.62             0.35           (6.73)
Capital Appreciation Subaccount ...............................      0.61             0.35           (15.87)
Worldwide Growth Subaccount ...................................      0.95             0.35           (25.73)
Lord Abbett Series Fund
Growth and Income Subaccount(2) ...............................      1.43(+)          0.35(+)        (14.90)
Mid-Cap Value Subaccount(3) ...................................      1.42(+)          0.35(+)        (13.90)
PIMCO Variable Insurance Trust
Global Bond Subaccount(4) .....................................      2.65(+)          0.35(+)         9.50
Real Return Bond Subaccount(2) ................................      3.91(+)          0.35(+)        10.80
Universal Institutional Funds, Inc. ...........................
U.S. Real Estate Subaccount(4) ................................      8.73(+)          0.35(+)        (9.40)

   -----------------------------
   * This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment advisor and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

   ** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractowner accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.

   *** Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

   (+)   Annualized

   (1) For the period June 28, 2002(commencement of operations) through December 31, 2002.

   (2) For the period June 3, 2002(commencement of operations) through December 31, 2002.

   (3) For the period May 2, 2002(commencement of operations) through December 31, 2002.

   (4) For the period June 24, 2002(commencement of operations) through December 31, 2002.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

   For a unit outstanding throughout the period ended December 31, 2001:

                                                           At December 31, 2001
                                                 --------------------------------------
                                                                            Net Assets
MONY Custom Estate Master Subaccounts              Units    Unit Values      (000's)
------------------------------------------------ --------- -------------   ------------
Dreyfus
Dreyfus Stock Index Subaccount .................   96,211     $  8.47       $   815
Dreyfus Socially Responsible Growth
Subaccount .....................................    5,786        7.28            42
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount ................   85,310        8.83           753
EQ/Enterprise Small Company Value
Subaccount .....................................   71,640       13.11           939
EQ/Enterprise Managed Subaccount ...............  133,735        9.77         1,307
EQ/Enterprise International Growth
Subaccount .....................................   31,108        8.19           255
EQ/Enterprise High Yield Bond Subaccount .......   33,604       10.56           355
EQ/Enterprise Growth Subaccount ................  293,534        9.99         2,932
EQ/Enterprise Growth and Income Subaccount .....  132,155       10.47         1,383
EQ/Enterprise Small Company Growth
Subaccount .....................................   46,743       15.18           710
EQ/Enterprise Equity Income Subaccount .........   74,868        9.98           747
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount ......   23,432       11.73           275
EQ/MONY Long Term Bond Subaccount ..............   27,875       11.52           321
EQ/MONY Government Securities Subaccount .......   19,126       11.68           223
Fidelity Variable Insurance Products Funds
VIP Growth Subaccount ..........................   55,001        8.09           445
VIP II Contrafund Subaccount ...................   38,388        8.61           330
VIP III Growth Opportunities Subaccount ........    8,809        7.27            64
Janus Aspen Series
Aggressive Growth Subaccount ...................   68,394        4.74           324
Balanced Subaccount ............................   39,425        9.66           381
Capital Appreciation Subaccount ................   44,723        7.94           355
Worldwide Growth Subaccount ....................   78,108        7.50           586

                                                                        For the period ended December 31, 2001
                                                                    ----------------------------------------------
                                                                    Investment
                                                                       Income
MONY Custom Estate Master Subaccounts                                  Ratio*    Expense Ratio**   Total Return***
-------------------------------------                               ----------- ----------------- ----------------
Dreyfus
Dreyfus Stock Index Subaccount .....................................    1.28%         0.35%            (12.50)%
Dreyfus Socially Responsible Growth
Subaccount .........................................................    0.08          0.35             (22.80)
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount ....................................    0.00          0.35             (19.07)
EQ/Enterprise Small Company Value
Subaccount .........................................................    0.27          0.35              4.88
EQ/Enterprise Managed Subaccount ...................................    2.30          0.35             (11.50)
EQ/Enterprise International Growth
Subaccount .........................................................    0.33          0.35             (28.03)
EQ/Enterprise High Yield Bond Subaccount ...........................    8.85          0.35              5.60
EQ/Enterprise Growth Subaccount ....................................    0.49          0.35             (12.83)
EQ/Enterprise Growth and Income Subaccount .........................    0.91          0.35             (12.16)
EQ/Enterprise Small Company Growth
Subaccount .........................................................    1.69          0.35             (4.17)
EQ/Enterprise Equity Income Subaccount .............................    1.07          0.35             (11.05)
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount ..........................    4.28          0.35              8.11
EQ/MONY Long Term Bond Subaccount ..................................    4.45          0.35              5.98
EQ/MONY Government Securities Subaccount ...........................    3.46          0.35              6.18
Fidelity Variable Insurance Products Funds
VIP Growth Subaccount ..............................................    0.00          0.35             (18.03)
VIP II Contrafund Subaccount .......................................    0.36          0.35             (12.68)
VIP III Growth Opportunities Subaccount ............................    0.17          0.35             (14.77)
Janus Aspen Series
Aggressive Growth Subaccount .......................................    0.00          0.35             (39.69)
Balanced Subaccount ................................................    3.27          0.35             (5.01)
Capital Appreciation Subaccount ....................................    1.41          0.35             (22.00)
Worldwide Growth Subaccount ........................................    0.65          0.35             (22.76)

   -----------------------------
   * This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment advisor and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

   ** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractowner accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.

   *** Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

   For a unit outstanding throughout the period ended December 31, 2002:

                                                                                     At December 31, 2002
                                                                         -----------------------------------------
                                                                                                        Net Assets
MONY Custom Equity Master Subaccounts                                       Units      Unit Values        (000's)
-------------------------------------                                    ----------    -----------      ----------
Alger American
MidCap Growth Subaccount(2) .....................................           13,796        $ 7.66        $   106
Dreyfus
Dreyfus Stock Index Subaccount ..................................          970,710          6.59          6,396
Dreyfus Socially Responsible Growth
Subaccount ......................................................          138,847          5.35            742
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount .................................        1,107,623          6.27          6,945
EQ/Enterprise Small Company Value
Subaccount ......................................................          828,456         12.55         10,397
EQ/Enterprise Managed Subaccount ................................        1,095,521          7.78          8,520
EQ/Enterprise International Growth
Subaccount ......................................................          366,129          6.99          2,560
EQ/Enterprise High Yield Bond Subaccount ........................          255,620         10.74          2,744
EQ/Enterprise Growth Subaccount .................................        2,441,538          7.85         19,169
EQ/Enterprise Growth and Income Subaccount ......................          929,986          7.84          7,294
EQ/Enterprise Small Company Growth
Subaccount ......................................................          416,895         11.82          4,926
EQ/Enterprise Equity Income Subaccount ..........................          255,927          8.65          2,214
EQ/Enterprise Total Return Subaccount(1) ........................           20,184         10.59            214
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount .......................          147,956         12.69          1,878
EQ/MONY Long Term Bond Subaccount ...............................          272,785         12.73          3,472
EQ/MONY Government Securities Subaccount ........................          241,339         12.37          2,984
Fidelity Variable Insurance Products Funds
VIP Growth Subaccount ...........................................          599,095          5.77          3,456
VIP II Contrafund Subaccount ....................................          499,846          8.35          4,175
VIP III Growth Opportunities Subaccount .........................          155,326          5.55            861
Janus Aspen Series
Aggressive Growth Subaccount ....................................        1,147,470          4.11          4,710
Balanced Subaccount .............................................          412,432          9.17          3,784
Capital Appreciation Subaccount .................................          483,765          7.05          3,409
Worldwide Growth Subaccount .....................................          774,371          6.32          4,897
Lord Abbett Series Fund
Growth and Income Subaccount(2) .................................           19,938          8.46            169
Mid Cap Value Subaccount(3) .....................................           32,852          8.61            283
PIMCO Variable Insurance Trust
Global Bond Subaccount(2) .......................................           35,103         11.55            405
Real Return Subaccount(1) .......................................           51,459         11.25            579
Universal Institutional Funds, Inc. .............................
U.S. Real Estate Subaccount(2) ..................................           22,105          9.14            202

                                                                         For the period ended December 31, 2002
                                                                     ----------------------------------------------
                                                                     Investment
                                                                       Income
MONY Custom Equity Master Subaccounts                                   Ratio*    Expense Ratio**   Total Return***
-------------------------------------                                ----------   ---------------   ---------------
Alger American
MidCap Growth Subaccount(2) ....................................       0.00%(+)        0.35%(+)        (23.40)%
Dreyfus
Dreyfus Stock Index Subaccount .................................       1.40            0.35            (22.65)
Dreyfus Socially Responsible Growth
Subaccount .....................................................       0.24            0.35            (29.14)
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount ................................       0.00            0.35            (29.63)
EQ/Enterprise Small Company Value
Subaccount .....................................................       0.39            0.35            (9.58)
EQ/Enterprise Managed Subaccount ...............................       0.96            0.35            (21.41)
EQ/Enterprise International Growth
Subaccount .....................................................       0.68            0.35            (19.75)
EQ/Enterprise High Yield Bond Subaccount .......................       8.66            0.35             1.23
EQ/Enterprise Growth Subaccount ................................       0.40            0.35            (23.56)
EQ/Enterprise Growth and Income Subaccount .....................       1.22            0.35            (26.25)
EQ/Enterprise Small Company Growth
Subaccount .....................................................       0.00            0.35            (24.23)
EQ/Enterprise Equity Income Subaccount .........................       1.27            0.35            (15.03)
EQ/Enterprise Total Return Subaccount(1) .......................       3.39(+)         0.35(+)          5.90
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount ......................       3.68            0.35             8.93
EQ/MONY Long Term Bond Subaccount ..............................       4.20            0.35            13.66
EQ/MONY Government Securities Subaccount .......................       2.72            0.35             6.27
Fidelity Variable Insurance Products Funds
VIP Growth Subaccount ..........................................       0.13            0.35            (30.40)
VIP II Contrafund Subaccount ...................................       0.64            0.35            (9.73)
VIP III Growth Opportunities Subaccount ........................       0.86            0.35            (22.16)
Janus Aspen Series
Aggressive Growth Subaccount ...................................       0.00            0.35            (28.15)
Balanced Subaccount ............................................       2.64            0.35            (6.81)
Capital Appreciation Subaccount ................................       0.59            0.35            (15.97)
Worldwide Growth Subaccount ....................................       0.99            0.35            (25.82)
Lord Abbett Series Fund
Growth and Income Subaccount(2) ................................       1.98(+)         0.35(+)         (15.40)
Mid Cap Value Subaccount(3) ....................................       1.77(+)         0.35(+)         (13.90)
PIMCO Variable Insurance Trust
Global Bond Subaccount(2) ......................................       2.69(+)         0.35(+)         15.50
Real Return Subaccount(1) ......................................       3.99(+)         0.35(+)         12.50
Universal Institutional Funds, Inc. ............................
U.S. Real Estate Subaccount(2) .................................       9.10(+)         0.35(+)         (8.60)

   -----------------------------
   * This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment advisor and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

   ** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractowner accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.

   *** Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

   (+)   Annualized

   (1) For the period May 8, 2002(commencement of operations) through December 31, 2002.

   (2) For the period May 6, 2002(commencement of operations) through December 31, 2002.

   (3) For the period May 2, 2002(commencement of operations) through December 31, 2002.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

For a unit outstanding throughout the period ended December 31, 2001:

                                                          At December 31, 2001
                                                 ---------------------------------------
                                                                             Net Assets
MONY Custom Equity Master Subaccounts                Units     Unit Values    (000's)
------------------------------------------------ ------------ ------------- ------------
Dreyfus
Dreyfus Stock Index Subaccount .................    726,355      $  8.52       $ 6,187
Dreyfus Socially Responsible Growth
Subaccount .....................................    110,913         7.55           837
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount ................    887,133         8.91         7,909
EQ/Enterprise Small Company Value
Subaccount .....................................    641,682        13.88         8,905
EQ/Enterprise Managed Subaccount ...............    941,722         9.90         9,327
EQ/Enterprise International Growth
Subaccount .....................................    309,095         8.71         2,693
EQ/Enterprise High Yield Bond Subaccount .......    206,143        10.61         2,188
EQ/Enterprise Growth Subaccount ................  2,036,137        10.27        20,907
EQ/Enterprise Growth and Income Subaccount .....    758,620        10.63         8,064
EQ/Enterprise Small Company Growth
Subaccount .....................................    338,648        15.60         5,285
EQ/Enterprise Equity Income Subaccount .........    208,347        10.18         2,122
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount ......    119,810        11.65         1,396
EQ/MONY Long Term Bond Subaccount ..............    209,209        11.20         2,343
EQ/MONY Government Securities Subaccount .......    146,574        11.64         1,707
Fidelity Variable Insurance Products Funds
VIP Growth Subaccount ..........................    447,940         8.29         3,715
VIP II Contrafund Subaccount ...................    389,954         9.25         3,609
VIP III Growth Opportunities Subaccount ........    132,217         7.13           942
Janus Aspen Series
Aggressive Growth Subaccount ...................    850,465         5.72         4,862
Balanced Subaccount ............................    308,589         9.84         3,037
Capital Appreciation Subaccount ................    414,025         8.39         3,472
Worldwide Growth Subaccount ....................    573,563         8.52         4,886

                                                           For the period ended December 31, 2001
                                                     -------------------------------------------------
                                                     Investment
                                                       Income
MONY Custom Equity Master Subaccounts                  Ratio*        Expense Ratio**   Total Return***
-------------------------------------                ----------      ---------------   ---------------
Dreyfus
Dreyfus Stock Index Subaccount ...........              1.23%              0.35%          (12.44)%
Dreyfus Socially Responsible Growth
Subaccount ...............................              0.08               0.35           (22.88)
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount ..........              0.00               0.35           (19.15)
EQ/Enterprise Small Company Value
Subaccount ...............................              0.27               0.35            4.91
EQ/Enterprise Managed Subaccount .........              2.25               0.35           (11.53)
EQ/Enterprise International Growth
Subaccount ...............................              0.73               0.35           (28.08)
EQ/Enterprise High Yield Bond Subaccount .              8.84               0.35            5.47
EQ/Enterprise Growth Subaccount ..........              0.48               0.35           (12.89)
EQ/Enterprise Growth and Income Subaccount              0.93               0.35           (12.15)
EQ/Enterprise Small Company Growth
Subaccount ...............................              0.00               0.35           (4.18)
EQ/Enterprise Equity Income Subaccount ...              1.15               0.35           (11.09)
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount               4.26               0.35            8.17
EQ/MONY Long Term Bond Subaccount ........              3.73               0.35            5.96
EQ/MONY Government Securities Subaccount .              3.44               0.35            6.20
Fidelity Variable Insurance Products Funds
VIP Growth Subaccount ....................              0.00               0.35           (18.08)
VIP II Contrafund Subaccount .............              0.51               0.35           (12.74)
VIP III Growth Opportunities Subaccount ..              0.19               0.35           (14.71)
Janus Aspen Series
Aggressive Growth Subaccount .............              0.00               0.35           (39.66)
Balanced Subaccount ......................              3.22               0.35           (5.02)
Capital Appreciation Subaccount ..........              1.38               0.35           (21.95)
Worldwide Growth Subaccount ..............              0.58               0.35           (22.76)

   -----------------------------
   * This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment advisor and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

   ** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractowner accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.

   *** Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

   For a unit outstanding throughout the year ended December 31, 2002:

                                                                      At December 31, 2002
                                                             ---------------------------------------
                                                                                         Net Assets
Corporate Sponsored Variable Universal Life Subaccounts          Units     Unit Values    (000's)
-------------------------------------------------------      ------------ ------------- ------------
AIM Variable Insurance Funds
Financial Services Subaccount(7) ......................             238       $ 8.63       $     2
Alger American
Balanced Growth Subaccount(6) .........................          21,775         9.38           204
Mid Cap Growth Subaccount(5) ..........................          18,916         7.93           150
Dreyfus Variable Investment Fund
Appreciation Subaccount ...............................         222,947        11.06         2,466
Small Company Stock Subaccount ........................         149,793         8.67         1,299
Dreyfus
Dreyfus Stock Index Subaccount ........................       3,479,330         9.97        34,688
Dreyfus Socially Responsible Growth Subaccount ........           5,880         5.87            35
Dreyfus Small Cap Stock Index(3) ......................         386,651         8.26         3,192
Dreyfus Variable Investment Fund
International Value Subaccount(2) .....................         714,957         7.98         5,702
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount .......................         211,781         7.48         1,584
EQ/Enterprise Small Company Value Subaccount ..........         139,108        15.00         2,086
EQ/Enterprise Managed Subaccount ......................          18,587         8.74           162
EQ/Enterprise International Growth Subaccount .........          22,157         7.14           158
EQ/Enterprise High Yield Bond Subaccount ..............         146,427        11.88         1,735
EQ/Enterprise Small Company Growth Subaccount .........         200,919         8.04         1,616
EQ/Enterprise Growth Subaccount .......................         909,094         6.37         5,793
EQ/Enterprise Total Return Subaccount(1) ..............       1,259,424        10.52        13,244
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount .............         605,565        13.69         8,291
EQ/MONY Long Term Bond Subaccount .....................         331,338        14.24         4,720
EQ/MONY Government Securities Subaccount ..............         298,278        13.29         3,965
Fidelity Variable Insurance Products Funds
VIP Growth Subaccount .................................         955,720         6.00         5,737
VIP II Contrafund Subaccount ..........................         659,215         7.88         5,194
VIP III Growth Opportunities Subaccount ...............          23,212         5.54           129
VIP II Asset Manager Subaccount .......................         489,855         8.56         4,194
VIP III Growth and Income Subaccount ..................         954,152         7.35         7,014
Janus Aspen Series
Aggressive Growth Subaccount ..........................         424,887         3.35         1,425
Flexible Income Subaccount ............................         858,596        12.66        10,868
International Growth Subaccount .......................         205,780         5.84         1,202
Worldwide Growth Subaccount ...........................       1,033,150         5.61         5,801
Capital Appreciation Subaccount .......................         249,646         5.36         1,339
Strategic Value Subaccount ............................         183,715         7.09         1,303
Lord Abbett Series
Mid-Cap Value Subaccount(2) ...........................         367,490         8.78         3,228
MFS Variable Insurance Trust
New Discovery Series Subaccount(6) ....................           5,912         7.98            47
Total Return Series Subaccount(8) .....................           7,749         9.41            73
Utilities Series Subaccount(9) ........................              67         9.13             1
PIMCO Variable Insurance Trust
Real Return Subaccount(1) .............................         129,337        11.10         1,436

                                                                  For the period ended
                                                                    December 31, 2002
                                                             -----------------------------
                                                               Investment
                                                                 Income
Corporate Sponsored Variable Universal Life Subaccounts          Ratio*     Total Return**
-------------------------------------------------------      ------------- ---------------
AIM Variable Insurance Funds
Financial Services Subaccount(7) ......................         7.54%(+)       (13.70) %
Alger American
Balanced Growth Subaccount(6) .........................         0.00(+)        (6.20)
Mid Cap Growth Subaccount(5) ..........................         0.00(+)        (20.70)
Dreyfus Variable Investment Fund
Appreciation Subaccount ...............................         0.96           (16.72)
Small Company Stock Subaccount ........................         0.28           (19.72)
Dreyfus
Dreyfus Stock Index Subaccount ........................         1.34           (22.35)
Dreyfus Socially Responsible Growth Subaccount ........         0.06           (28.93)
Dreyfus Small Cap Stock Index(3) ......................         0.39(+)        (17.40)
Dreyfus Variable Investment Fund
International Value Subaccount(2) .....................         2.18(+)        (20.20)
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount .......................         0.00           (29.37)
EQ/Enterprise Small Company Value Subaccount ..........         0.41           (9.26)
EQ/Enterprise Managed Subaccount ......................         1.09           (21.19)
EQ/Enterprise International Growth Subaccount .........         0.83           (19.41)
EQ/Enterprise High Yield Bond Subaccount ..............         8.65            1.54
EQ/Enterprise Small Company Growth Subaccount .........         0.00           (24.08)
EQ/Enterprise Growth Subaccount .......................         0.74           (23.25)
EQ/Enterprise Total Return Subaccount(1) ..............         2.79(+)         5.20
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount .............         3.68            9.35
EQ/MONY Long Term Bond Subaccount .....................         7.14           14.01
EQ/MONY Government Securities Subaccount ..............         2.76            6.58
Fidelity Variable Insurance Products Funds
VIP Growth Subaccount .................................         0.10           (30.15)
VIP II Contrafund Subaccount ..........................         0.85           (9.32)
VIP III Growth Opportunities Subaccount ...............         1.17           (21.86)
VIP II Asset Manager Subaccount .......................         4.16           (8.74)
VIP III Growth and Income Subaccount ..................         1.40           (16.67)
Janus Aspen Series
Aggressive Growth Subaccount ..........................         0.00           (27.96)
Flexible Income Subaccount ............................         4.79           10.47
International Growth Subaccount .......................         0.91           (25.61)
Worldwide Growth Subaccount ...........................         0.89           (25.60)
Capital Appreciation Subaccount .......................         0.58           (15.72)
Strategic Value Subaccount ............................         0.00           (23.43)
Lord Abbett Series
Mid-Cap Value Subaccount(2) ...........................         1.43(+)        (12.20)
MFS Variable Insurance Trust
New Discovery Series Subaccount(6) ....................         0.00(+)        (20.20)
Total Return Series Subaccount(8) .....................         0.00(+)        (5.90)
Utilities Series Subaccount(9) ........................         0.00(+)        (8.70)
PIMCO Variable Insurance Trust
Real Return Subaccount(1) .............................         4.06(+)        11.00

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

                                                                      At December 31, 2002
                                                             --------------------------------------
                                                                                        Net Assets
Corporate Sponsored Variable Universal Life Subaccounts         Units    Unit Values      (000's)
-------------------------------------------------------     ----------   ------------  ------------
T. Rowe Price
Equity Income Bond Subaccount ..........................    3,174,874       $10.52       $33,389
Prime Reserve Subaccount ...............................      193,185        11.70         2,261
International Stock Subaccount .........................      259,035         7.34         1,901
Limited Term Bond Subaccount ...........................       78,307        12.57           984
New America Growth Subaccount ..........................       61,408         7.17           440
Personal Strategy Balanced Subaccount ..................      101,724        10.71         1,090
The Universal Institutional Funds, Inc. ................
Equity Growth Subaccount ...............................       28,046         5.80           163
Core Plus Fixed Income Subaccount ......................      450,614        13.09         5,896
Value Subaccount .......................................       27,092         9.59           260
Emerging Markets Debt Subaccount(4) ....................       14,020        10.31           145
Global Value Equity Subaccount(5) ......................        1,650         7.91            13
Real Estate Subaccount(6) ..............................       81,262         9.14           743
Van Eck Worldwide Insurance Trust
Hard Assets Subaccount .................................       16,454         9.69           159
Worldwide Bond Subaccount ..............................        8,281        12.05           100
Worldwide Emerging Markets Subaccount ..................       13,490         5.15            69

                                                              For the period ended December
                                                                        31, 2002
                                                             -------------------------------
                                                                Investment
                                                                  Income
Corporate Sponsored Variable Universal Life Subaccounts           Ratio*      Total Return**
-------------------------------------------------------      --------------- ---------------
T. Rowe Price
Equity Income Bond Subaccount .........................         2.39%           (13.13)%
Prime Reserve Subaccount ..............................         1.37             1.47
International Stock Subaccount ........................         1.18            (18.26)
Limited Term Bond Subaccount ..........................         4.51             5.45
New America Growth Subaccount .........................         0.00            (28.30)
Personal Strategy Balanced Subaccount .................         2.40            (7.83)
The Universal Institutional Funds, Inc. ...............
Equity Growth Subaccount ..............................         0.10            (27.86)
Core Plus Fixed Income Subaccount .....................         3.89             7.38
Value Subaccount ......................................         1.10            (22.16)
Emerging Markets Debt Subaccount(4) ...................        21.52(+)          3.10
Global Value Equity Subaccount(5) .....................         9.09(+)         (20.90)
Real Estate Subaccount(6) .............................        11.14(+)         (8.60)
Van Eck Worldwide Insurance Trust
Hard Assets Subaccount ................................         0.41            (2.81)
Worldwide Bond Subaccount .............................         0.00            21.72
Worldwide Emerging Markets Subaccount .................         0.21            (2.83)

   -----------------------------
   * This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment advisor and other expenses of the underlying fund, divided by the average net assets of the subaccount. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

   ** Represents the total return for the period indicated, including changes in the value of the underlying fund. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation.

   (+)   Annualized

   (1) For the period July 26, 2002(commencement of operations) through December 31, 2002.

   (2) For the period July 15, 2002(commencement of operations) through December 31, 2002.

   (3) For the period August 16, 2002(commencement of operations) through December 31, 2002.

   (4) For the period August 8, 2002(commencement of operations) through December 31, 2002.

   (5) For the period September 13, 2002(commencement of operations) through December 31, 2002.

   (6) For the period August 5, 2002(commencement of operations) through December 31, 2002.

   (7) For the period November 26, 2002(commencement of operations) through December 31, 2002.

   (8) For the period September 3, 2002(commencement of operations) through December 31, 2002.

   (9) For the period October 8, 2002(commencement of operations) through December 31, 2002.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

For a unit outstanding throughout the year ended December 31, 2001:

                                                                                            At December 31, 2001
                                                                              -------------------------------------------
                                                                                                              Net Assets
Corporate Sponsored Variable Universal Life Subaccounts                           Units      Unit Values       (000's)
-------------------------------------------------------                       ------------  -------------    ------------
Dreyfus Variable Investment Fund
Appreciation Subaccount ..................................................       162,699      $  13.28         $2,161
Small Company Stock Subaccount ...........................................        84,950         10.80            917
Dreyfus
Dreyfus Stock Index Subaccount ...........................................     3,736,835         12.84         47,986
Dreyfus Socially Responsible Growth Subaccount ...........................        29,198          8.26            241
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount ..........................................       341,080         10.59          3,613
EQ/Enterprise Small Company Value Subaccount .............................        73,925         16.53          1,222
EQ/Enterprise Managed Subaccount .........................................        16,988         11.09            188
EQ/Enterprise International Growth Subaccount ............................        15,232          8.86            135
EQ/Enterprise High Yield Bond Subaccount .................................     2,336,577         11.70         27,344
EQ/Enterprise Small Company Growth Subaccount ............................        55,453         10.59            587
EQ/Enterprise Growth Subaccount ..........................................        29,036          8.30            241
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount ................................       329,727         12.52          4,129
EQ/MONY Long Term Bond Subaccount ........................................     2,621,046         12.49         32,732
EQ/MONY Government Securities Subaccount .................................       252,208         12.47          3,146
Fidelity Variable Insurance Products Funds
VIP Growth Subaccount ....................................................       152,490          8.59          1,310
VIP II Contrafund Subaccount .............................................       540,827          8.69          4,701
VIP III Growth Opportunities Subaccount ..................................        27,752          7.09            197
VIP II Asset Manager Subaccount ..........................................       549,214          9.38          5,152
VIP III Growth and Income Subaccount .....................................     1,108,899          8.82          9,776
Janus Aspen Series
Aggressive Growth Subaccount .............................................       373,628          4.65          1,739
Flexible Income Subaccount ...............................................       559,685         11.46          6,413
International Growth Subaccount ..........................................       164,542          7.85          1,291
Worldwide Growth Subaccount ..............................................     1,087,638          7.54          8,197
Capital Appreciation Subaccount ..........................................       199,382          6.36          1,268
Strategic Value Subaccount ...............................................           369          9.26              3
T. Rowe Price
Equity Income Subaccount .................................................       367,716         12.11          4,451
Prime Reserve Subaccount .................................................        26,335         11.53            304
International Stock Subaccount ...........................................       183,999          8.98          1,653
Limited Term Subaccount ..................................................         2,760         11.92             33
New America Growth Subaccount ............................................        76,446         10.00            764
Personal Strategy Balanced Subaccount ....................................       138,027         11.62          1,604
The Universal Institutional Funds, Inc.
Equity Growth Subaccount .................................................        52,593          8.04            423
Fixed Income Subaccount ..................................................       397,278         12.19          4,844
Value Subaccount .........................................................        13,722         12.32            169
Van Eck Worldwide Insurance Trust
Hard Assets Subaccount ...................................................         3,747          9.97             37
Worldwide Bond Subaccount ................................................         7,936          9.90             79
Worldwide Emerging Markets Subaccount ....................................        20,273          5.30            107

                                                               For the year ended
                                                                December 31, 2001
                                                           ---------------------------
                                                            Investment
                                                             Income
Corporate Sponsored Variable Universal Life Subaccounts       Ratio*    Total Return**
-------------------------------------------------------    ----------- ---------------
Dreyfus Variable Investment Fund
Appreciation Subaccount ...............................       0.80%       (9.66) %
Small Company Stock Subaccount ........................       0.08        (1.55)
Dreyfus
Dreyfus Stock Index Subaccount ........................       1.15        (12.18)
Dreyfus Socially Responsible Growth Subaccount ........       0.08        (22.59)
EQAT-Enterprise Funds
EQ/Enterprise Equity Subaccount .......................       0.00        (18.85)
EQ/Enterprise Small Company Value Subaccount ..........       0.24         5.35
EQ/Enterprise Managed Subaccount ......................       1.64        (11.21)
EQ/Enterprise International Growth Subaccount .........       0.62        (27.79)
EQ/Enterprise High Yield Bond Subaccount ..............       8.87         5.88
EQ/Enterprise Small Company Growth Subaccount .........       1.75        (3.82)
EQ/Enterprise Growth Subaccount .......................       0.27        (12.63)
EQAT-MONY Funds
EQ/MONY Intermediate Term Bond Subaccount .............       7.16         8.49
EQ/MONY Long Term Bond Subaccount .....................       5.01         6.30
EQ/MONY Government Securities Subaccount ..............       4.61         6.58
Fidelity Variable Insurance Products Funds
VIP Growth Subaccount .................................       0.06        (17.64)
VIP II Contrafund Subaccount ..........................       0.62        (12.31)
VIP III Growth Opportunities Subaccount ...............       0.27        (14.37)
VIP II Asset Manager Subaccount .......................       2.41        (4.09)
VIP III Growth and Income Subaccount ..................       1.36        (8.70)
Janus Aspen Series
Aggressive Growth Subaccount ..........................       0.00        (39.53)
Flexible Income Subaccount ............................       5.58         7.81
International Growth Subaccount .......................       0.67        (23.19)
Worldwide Growth Subaccount ...........................       0.73        (22.43)
Capital Appreciation Subaccount .......................       1.38        (21.68)
Strategic Value Subaccount ............................       0.23        (7.86)
T. Rowe Price
Equity Income Subaccount ..............................       1.65         1.51
Prime Reserve Subaccount ..............................       3.86         3.97
International Stock Subaccount ........................       1.78        (22.25)
Limited Term Subaccount ...............................       5.38         8.46
New America Growth Subaccount .........................       0.00        (11.82)
Personal Strategy Balanced Subaccount .................       3.13        (2.35)
The Universal Institutional Funds, Inc. ...............
Equity Growth Subaccount ..............................       0.13        (15.10)
Fixed Income Subaccount ...............................       4.53         9.33
Value Subaccount ......................................       1.63         2.07
Van Eck Worldwide Insurance Trust
Hard Assets Subaccount ................................       0.89        (10.34)
Worldwide Bond Subaccount .............................       4.51        (5.17)
Worldwide Emerging Markets Subaccount .................       0.00        (1.85)

   -----------------------------
   * This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment advisor and other expenses of the underlying fund, divided by the average net assets of the subaccount. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

   For a unit outstanding throughout the period ended December 31, 2002:

                                                        At December 31, 2002
                                                 ------------------------------------
                                                                            Net Assets
MONY Survivorship Variable Universal Life          Units    Unit Values    (000's)
-----------------------------------------        --------- ------------- ------------
AIM Variable Insurance Funds
Financial Services Subaccount(6) ..........          859       $ 9.01       $ 8
Health Sciences Subaccount(2) .............            8         8.23         0
Alger American Fund
Balanced Subaccount(1) ....................        1,271         9.06        12
Mid Cap Growth Subaccount(2) ..............          697         7.37         5
EQAT-Enterprise Funds
EQ/Enterprise Equity Income Subaccount(3) .          787         8.38         7
EQ/Enterprise Growth and Income
Subaccount(4) .............................        5,383         7.58        41
EQ/Enterprise Growth Subaccount(3) ........       10,335         7.86        81
EQ/Enterprise Managed Subaccount(5) .......        6,231         8.10        50
EQ/Enterprise Small Company Growth
Subaccount(3) .............................        1,909         7.96        15
EQ/Enterprise Small Company Value
Subaccount(3) .............................        9,750         9.10        89
EQ/Enterprise Total Return Subaccount(2) ..        1,688        10.60        18
EQAT-MONY Funds
EQ/MONY Government Securities
Subaccount(4) .............................        4,985        10.55        53
EQ/MONY Long Term Bond Subaccount(9) ......        3,276        11.38        37
Janus Aspen Series
Capital Appreciation Subaccount(7) ........        4,248         8.91        38
Flexible Income Subaccount(8) .............        1,313        10.86        14
International Growth Subaccount(3) ........        5,936         7.99        47
Lord Abbett Series Funds
Bond Debenture Subaccount(8) ..............          625        10.30         6
Growth and Income Subaccount(4) ...........        5,939         8.00        48
Mid Cap Value Subaccount(2) ...............          810         8.42         7
MFS Variable Insurance Trust
Mid Cap Growth Subaccount(1) ..............        1,556         6.46        10
New Discovery Subaccount(1) ...............          549         7.44         4
Total Return Subaccount(1) ................        1,311         9.40        12
Utilities Subaccount(2) ...................          690         8.35         6
PBHG Insurance
Mid-Cap Value Subaccount(11) ..............        3,496         8.41        29
Select Value Subaccount(1) ................          718         7.77         6
PIMCO Variable Insurance Trust
Global Bond Subaccount(1) .................        1,773        12.02        21
Real Return Subaccount(1) .................        5,550        11.54        64
Stocks Plus Growth and Income Subaccount(7)        2,831         8.55        24
The Universal Institutional Funds, Inc. ...
Emerging Markets Equity Subaccount(10) ....          395         8.35         3
U.S. Real Estate Subaccount(8) ............        1,128         9.28        10

                                                     For the period ended December 31, 2002
                                                 ----------------------------------------------
                                                 Investment
                                                  Income
MONY Survivorship Variable Universal Life          Ratio*     Expense Ratio**   Total Return***
-----------------------------------------        ----------   ---------------- ----------------
AIM Variable Insurance Funds
Financial Services Subaccount(6) ..........       1.49%(+)         0.35%(+)         (9.90) %
Health Sciences Subaccount(2) .............       0.00(+)          0.35(+)          (17.70)
Alger American Fund
Balanced Subaccount(1) ....................       0.98(+)          0.35(+)          (9.40)
Mid Cap Growth Subaccount(2) ..............       0.00             0.35(+)          (26.30)
EQAT-Enterprise Funds
EQ/Enterprise Equity Income Subaccount(3) .       2.02(+)          0.35(+)          (16.20)
EQ/Enterprise Growth and Income
Subaccount(4) .............................       1.63(+)          0.35(+)          (24.20)
EQ/Enterprise Growth Subaccount(3) ........       0.47(+)          0.35(+)          (21.40)
EQ/Enterprise Managed Subaccount(5) .......       1.54(+)          0.35(+)          (19.00)
EQ/Enterprise Small Company Growth
Subaccount(3) .............................       0.00(+)          0.35(+)          (20.40)
EQ/Enterprise Small Company Value
Subaccount(3) .............................       0.38(+)          0.35(+)          (9.00)
EQ/Enterprise Total Return Subaccount(2) ..       3.52(+)          0.35(+)           6.00
EQAT-MONY Funds
EQ/MONY Government Securities
Subaccount(4) .............................       0.15(+)          0.35(+)           5.50
EQ/MONY Long Term Bond Subaccount(9) ......       0.00             0.35(+)          13.80
Janus Aspen Series
Capital Appreciation Subaccount(7) ........       0.38(+)          0.35(+)          (10.90)
Flexible Income Subaccount(8) .............       5.45(+)          0.35(+)           8.60
International Growth Subaccount(3) ........       1.07(+)          0.35(+)          (20.10)
Lord Abbett Series Funds
Bond Debenture Subaccount(8) ..............       4.10(+)          0.35(+)           3.00
Growth and Income Subaccount(4) ...........       1.65(+)          0.35(+)          (20.00)
Mid Cap Value Subaccount(2) ...............       1.48(+)          0.35(+)          (15.80)
MFS Variable Insurance Trust
Mid Cap Growth Subaccount(1) ..............       0.00             0.35(+)          (35.40)
New Discovery Subaccount(1) ...............       0.00             0.35(+)          (25.60)
Total Return Subaccount(1) ................       0.84(+)          0.35(+)          (6.00)
Utilities Subaccount(2) ...................       0.64(+)          0.35(+)          (16.50)
PBHG Insurance
Mid-Cap Value Subaccount(11) ..............       0.00             0.35(+)          (15.90)
Select Value Subaccount(1) ................       1.75(+)          0.35(+)          (22.30)
PIMCO Variable Insurance Trust
Global Bond Subaccount(1) .................       2.69(+)          0.35(+)          20.20
Real Return Subaccount(1) .................       4.10(+)          0.35(+)          15.40
Stocks Plus Growth and Income Subaccount(7)       3.75(+)          0.35(+)          (14.50)
The Universal Institutional Funds, Inc. ...
Emerging Markets Equity Subaccount(10) ....       0.00             0.35(+)          (16.50)
U.S. Real Estate Subaccount(8) ............       9.65(+)          0.35(+)          (7.20)

   -----------------------------
   * This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment advisor and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

   ** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractowner accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

   *** Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.

   (+)   Annualized

   (1) For the period February 26, 2002(commencement of operations) through December 31, 2002.

   (2) For the period April 12, 2002(commencement of operations) through December 31, 2002.

   (3) For the period February 25, 2002(commencement of operations) through December 31, 2002.

   (4) For the period March 1, 2002(commencement of operations) through December 31, 2002.

   (5) For the period April 3, 2002(commencement of operations) through December 31, 2002.

   (6) For the period June 25, 2002(commencement of operations) through December 31, 2002.

   (7) For the period May 10, 2002(commencement of operations) through December 31, 2002.

   (8) For the period May 16, 2002(commencement of operations) through December 31, 2002.

   (9) For the period April 4, 2002(commencement of operations) through December 31, 2002.

   (10) For the period June 7, 2002(commencement of operations) through December 31, 2002.

   (11) For the period May 6, 2002(commencement of operations) through December 31, 2002.

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Continued)

   For   a unit outstanding throughout the period ended December 31, 2002:

                                                          At December 31, 2002
                                                  ------------------------------------
                                                                           Net Assets
MONY Variable Universal Life                        Units    Unit Values    (000's)
----------------------------                      --------- ------------- ------------
AIM Variable Insurance Funds
Financial Services Subaccount(3) ...........         7,222     $ 8.73       $   63
Health Sciences Subaccount(3) ..............        14,402       8.13          117
Telecommunications Subaccount(1) ...........         4,150       6.18           26
Alger American Fund
Balanced Subaccount(1) .....................        32,154       9.11          293
Mid Cap Subaccount(1) ......................        25,451       7.83          199
EQAT-Enterprise Funds
EQ/Enterprise Equity Income Subaccount(1) ..        19,719       8.80          173
EQ/Enterprise Growth and Income
Subaccount(2) ..............................        70,132       8.02          562
EQ/Enterprise Growth Subaccount(2) .........       144,475       8.04        1,161
EQ/Enterprise Managed Subaccount(2) ........        51,947       8.42          438
EQ/Enterprise Small Company Growth
Subaccount(2) ..............................        74,685       8.00          598
EQ/Enterprise Small Company Value Subaccount
(2) ........................................       138,327       9.46        1,309
EQ/Enterprise Total Return Subaccount(1) ...        46,324      10.66          494
EQAT-MONY Funds
EQ/MONY Government Securities
Subaccount(1) ..............................        81,889      10.55          864
EQ/MONY Long Term Bond Subaccount(1) .......        39,385      11.24          443
Janus Aspen Series
Capital Appreciation Subaccount(2) .........        40,324       8.84          357
Flexible Income Subaccount(3) ..............        17,236      10.87          187
International Growth Subaccount(1) .........        35,612       8.01          285
Lord Abbet Series Funds
Bond Debenture Subaccount(1) ...............        17,564      10.74          189
Growth and Income Subaccount(1) ............        46,301       8.51          394
Mid-Cap Value Subaccount(3) ................        44,015       9.39          414
MFS Variable Insurance Trust
Mid Cap Growth Subaccount(3) ...............        32,344       6.51          210
New Discovery Subaccount(1) ................        20,466       7.46          153
Total Return Subaccount(3) .................        61,114       9.62          588
Utilities Subaccount(1) ....................         4,366       8.71           38
PBHG Insurance
Mid Cap Value Subaccount(1) ................        63,899       8.79          562
Select Value Subaccount(3) .................        29,564       8.00          236
PIMCO Variable Insurance Trust
Global Bond Subaccount(3) ..................        23,589      11.97          283
Real Return Subaccount(3) ..................        70,548      11.60          819
StocksPlus Growth and Income Subaccount(3) .        87,575       8.41          737
The Universal Institutional Funds, Inc. ....
Emerging Markets Equity Subaccount(1) ......        11,791       8.87          105
Global Value Equity Subaccount(4) ..........         9,235       8.48           78
U.S. Real Estate Subaccount(1) .............        24,599       9.96          245


                                                      For the period ended December 31, 2002
                                                  ----------------------------------------------
                                                   Investment
                                                     Income
MONY Variable Universal Life                         Ratio*    Expense Ratio**   Total Return***
----------------------------                      ----------- ----------------- ----------------
AIM Variable Insurance Funds
Financial Services Subaccount(3) ...........       1.49%(+)        0.35%(+)         (12.70) %
Health Sciences Subaccount(3) ..............       0.00(+)         0.35(+)          (18.70)
Telecommunications Subaccount(1) ...........       0.00(+)         0.35(+)          (38.20)
Alger American Fund
Balanced Subaccount(1) .....................       1.70(+)         0.35(+)          (8.90)
Mid Cap Subaccount(1) ......................       0.00(+)         0.35(+)          (21.70)
EQAT-Enterprise Funds
EQ/Enterprise Equity Income Subaccount(1) ..       1.99(+)         0.35(+)          (12.00)
EQ/Enterprise Growth and Income
Subaccount(2) ..............................       2.02(+)         0.35(+)          (19.80)
EQ/Enterprise Growth Subaccount(2) .........       0.67(+)         0.35(+)          (19.60)
EQ/Enterprise Managed Subaccount(2) ........       1.67(+)         0.35(+)          (15.80)
EQ/Enterprise Small Company Growth
Subaccount(2) ..............................       0.00(+)         0.35(+)          (20.00)
EQ/Enterprise Small Company Value Subaccount
(2) ........................................       0.61(+)         0.35(+)          (5.40)
EQ/Enterprise Total Return Subaccount(1) ...       3.49(+)         0.35(+)           6.60
EQAT-MONY Funds
EQ/MONY Government Securities
Subaccount(1) ..............................       0.33(+)         0.35(+)           5.50
EQ/MONY Long Term Bond Subaccount(1) .......       0.20(+)         0.35(+)          12.40
Janus Aspen Series
Capital Appreciation Subaccount(2) .........       0.40(+)         0.35(+)          (11.60)
Flexible Income Subaccount(3) ..............       5.06(+)         0.35(+)           8.70
International Growth Subaccount(1) .........       1.05(+)         0.35(+)          (19.90)
Lord Abbet Series Funds
Bond Debenture Subaccount(1) ...............       4.25(+)         0.35(+)           7.40
Growth and Income Subaccount(1) ............       1.40(+)         0.35(+)          (14.90)
Mid-Cap Value Subaccount(3) ................       1.43(+)         0.35(+)          (6.10)
MFS Variable Insurance Trust
Mid Cap Growth Subaccount(3) ...............       0.00(+)         0.35(+)          (34.90)
New Discovery Subaccount(1) ................       0.00(+)         0.35(+)          (25.40)
Total Return Subaccount(3) .................       0.49(+)         0.35(+)          (3.80)
Utilities Subaccount(1) ....................       1.37(+)         0.35(+)          (12.90)
PBHG Insurance
Mid Cap Value Subaccount(1) ................       0.00(+)         0.35(+)          (12.10)
Select Value Subaccount(3) .................       1.81(+)         0.35(+)          (20.00)
PIMCO Variable Insurance Trust
Global Bond Subaccount(3) ..................       2.66(+)         0.35(+)          19.70
Real Return Subaccount(3) ..................       4.33(+)         0.35(+)          16.00
StocksPlus Growth and Income Subaccount(3) .       3.97(+)         0.35(+)          (15.90)
The Universal Institutional Funds, Inc. ....
Emerging Markets Equity Subaccount(1) ......       0.00(+)         0.35(+)          (11.30)
Global Value Equity Subaccount(4) ..........       3.03(+)         0.35(+)          (15.20)
U.S. Real Estate Subaccount(1) .............       8.24(+)         0.35(+)          (0.40)

-----------------------------

MONY AMERICA
VARIABLE ACCOUNT L

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Financial Highlights (Concluded)

   * This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment advisor and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

   ** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractowner accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.

   *** Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.

   (+)   Annualized

   (1) For the period February 7, 2002(commencement of operations) through December 31, 2002.

   (2) For the period February 6, 2002(commencement of operations) through December 31, 2002.

   (3) For the period February 8, 2002(commencement of operations) through December 31, 2002.

   (4) For the period February 20, 2002(commencement of operations) through December 31, 2002.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MONY Life Insurance Company of America:

In our opinion, the accompanying balance sheets and the related statements of operations, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of MONY Life Insurance Company of America at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and the six months ended December 31, 2004 and the six (predecessor) months ended June 30, 2004 and the (predecessor) year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, in 2004 MONY Life Insurance Company of America changed its method of accounting for certain nontraditional long-duration contracts and for Separate Accounts.

/s/ PricewaterhouseCoopers LLP
New York, New York

March 17, 2006

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                                 BALANCE SHEETS

                                                                                             DECEMBER 31,       December 31,
                                                                                                 2005               2004
                                                                                           ------------------ ------------------
                                                                                                      (IN MILLIONS)
ASSETS
Investments:
   Fixed maturities available for sale, at estimated fair value.........................          $2,035.6           $1,927.2
   Mortgage loans on real estate........................................................             290.2              373.2
   Policy loans.........................................................................              96.3               93.0
   Other invested assets................................................................              54.8               57.2
                                                                                           ------------------ ------------------
          Total investments.............................................................           2,476.9            2,450.6
Cash and cash equivalents...............................................................             129.7              198.8
Amounts due from reinsurers.............................................................             106.2               76.0
Deferred policy acquisition costs.......................................................             106.8               57.3
Value of business acquired..............................................................             328.2              354.8
Other assets............................................................................              29.5               25.3
Separate Accounts' assets...............................................................           3,485.1            3,732.2
                                                                                           ------------------ ------------------
TOTAL ASSETS............................................................................          $6,662.4           $6,895.0
                                                                                           ================== ==================

LIABILITIES
Policyholders' account balances.........................................................          $2,175.9           $2,228.5
Future policy benefits and other policyholders liabilities..............................             309.1              264.5
Other liabilities.......................................................................              47.4               48.1
Note payable to affiliate...............................................................              33.8               36.8
Income taxes payable....................................................................              50.6               45.2
Separate Accounts' liabilities..........................................................           3,485.1            3,732.2
                                                                                           ------------------ ------------------
       Total liabilities................................................................           6,101.9            6,355.3
                                                                                           ------------------ ------------------

Commitments and contingencies (Notes 10,13,14 and 15)

SHAREHOLDER'S EQUITY
Common stock, $1.00 par value; 5.0 million shares authorized, 2.5 million issued and
   outstanding..........................................................................               2.5                2.5
Capital in excess of par value..........................................................             495.8              495.8
Retained earnings.......................................................................              67.8               26.5
Accumulated other comprehensive (loss) income...........................................              (5.6)              14.9
                                                                                           ------------------ ------------------
       Total shareholder's equity.......................................................             560.5              539.7
                                                                                           ------------------ ------------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..............................................          $6,662.4           $6,895.0
                                                                                           ================== ==================





                       See Notes to Financial Statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                            STATEMENTS OF OPERATIONS

                                                                       YEAR              Six              Six              Year
                                                                       ENDED         Months Ended     Months Ended         Ended
                                                                    DECEMBER 31,     December 31,       June 30,        December 31,
                                                                        2005             2004             2004             2003
                                                                  ----------------- --------------- -----------------  -------------
                                                                    (SUCCESSOR)      (Successor)      (Predecessor)    (Predecessor)
                                                                                            (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee income....  $      168.3     $        80.8   $        82.7      $     166.2
Premiums........................................................          53.8              85.0            77.4            141.0
Net investment income...........................................         135.0              62.8            64.3            118.5
Investment (losses) gains, net..................................          (2.2)             (4.6)           (0.7)            11.8
Other income....................................................          22.0              26.7             7.4             17.2
                                                                  ----------------- --------------- -----------------  -------------
       Total revenues...........................................         376.9             250.7           231.1            454.7
                                                                  ----------------- --------------- -----------------  -------------

BENEFITS AND OTHER DEDUCTIONS

Policyholders' benefits.........................................          99.5              91.2            80.8            156.8
Interest credited to policyholders' account balances............          99.9              50.0            54.1             91.5
Compensation and other benefits.................................          30.7              32.1            45.8             80.6
Commissions.....................................................          72.9              76.5            85.5            160.2
Interest expense................................................           1.6               1.3             1.3              2.8
Amortization of deferred policy acquisition costs and value of
   business acquired............................................          41.2              22.4            34.7             55.2
Capitalization of deferred policy acquisition costs ............         (78.1)            (87.5)          (93.8)          (193.7)
Rent expense....................................................          10.5               3.0             9.8             14.6
Other operating costs and expenses..............................          40.7              22.8            38.2             55.5
                                                                  ----------------- --------------- -----------------  -------------
          Total benefits and other deductions...................         318.9             211.8           256.4            423.5
                                                                  ----------------- --------------- -----------------  -------------

Earnings (loss) before income taxes and cumulative effect of
   accounting change............................................          58.0              38.9           (25.3)            31.2
Income tax (expense) benefit....................................         (16.7)            (12.4)           10.5             (4.9)
                                                                  ----------------- --------------- -----------------  -------------
Net earnings (loss) before cumulative effect of accounting
   change.......................................................          41.3              26.5           (14.8)            26.3
Loss from real estate to be disposed of, net of income taxes....            -                 -               -              (0.1)
Cumulative effect of accounting change, net of income taxes.....            -                 -              3.8              -
                                                                  ----------------- --------------- -----------------  -------------
Net Earnings (Loss).............................................  $       41.3     $        26.5   $       (11.0)     $      26.2
                                                                  ================= =============== =================  =============





                       See Notes to Financial Statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                       STATEMENTS OF SHAREHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                                                       ACCUMULATED
                                                                          CAPITAL                         OTHER           TOTAL
                                                           COMMON        IN EXCESS       RETAINED     COMPREHENSIVE   SHAREHOLDER'S
                                                            STOCK          OF PAR        EARNINGS     INCOME (LOSS)      EQUITY
                                                       -----------------------------------------------------------------------------
                                                                                      (IN MILLIONS)
PREDECESSOR BALANCE, JANUARY 1, 2003..................   $       2.5     $  449.7      $     113.0     $      24.7    $     639.9
Capital contributions.................................             -        100.0                -               -          100.0
Comprehensive income:
      Net earnings....................................             -            -             26.2               -           26.2
      Other comprehensive loss........................             -            -                -            (0.5)          (0.5)
                                                                                                                      -----------
            Comprehensive income......................                                                                       25.7
                                                         -----------     --------      -----------     -----------    -----------
PREDECESSOR BALANCE, DECEMBER 31, 2003................           2.5        599.7            139.2            24.2          765.6
Comprehensive loss:

      Net loss........................................             -            -            (11.0)              -          (11.0)
      Other comprehensive loss........................             -            -                -           (11.4)         (11.4)
                                                                                                                      -----------
            Comprehensive loss........................                                                                      (22.4)
                                                         -----------     --------      -----------     -----------    -----------
PREDECESSOR BALANCE, JUNE 30, 2004....................           2.5        599.7            128.2            12.8          743.2
Effect of push-down accounting of AXA Financial
   Group's purchase price on MLOA's net assets........             -       (153.0)          (128.2)          (12.8)        (294.0)
                                                         -----------     --------      -----------     -----------    -----------
SUCCESSOR BALANCE, JULY 1, 2004                                  2.5        446.7                -               -          449.2
Capital contributions.................................             -         49.1                -               -           49.1
Comprehensive income:
      Net earnings....................................             -            -             26.5               -           26.5
      Other comprehensive income......................             -            -                -            14.9           14.9
                                                                                                                      -----------
            Comprehensive income......................                                                                       41.4
                                                         -----------     --------      -----------     -----------    -----------
SUCCESSOR BALANCE, DECEMBER 31, 2004..................           2.5        495.8             26.5            14.9          539.7
Comprehensive income:
      Net earnings....................................             -            -             41.3               -           41.3
      Other comprehensive loss........................             -            -                -           (20.5)         (20.5)
                                                                                                                      -----------
            Comprehensive income......................                                                                       20.8
                                                         -----------     --------      -----------     -----------    -----------
SUCCESSOR BALANCE, DECEMBER 31, 2005..................   $       2.5     $  495.8      $      67.8     $      (5.6)   $     560.5
                                                         ===========     ========      ===========     ===========    ===========





                       See Notes to Financial Statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                            STATEMENTS OF CASH FLOWS

                                                                         YEAR         Six Months      Six Months         Year
                                                                         ENDED           Ended           Ended           Ended
                                                                      DECEMBER 31,    December 31,      June 30,      December 31,
                                                                         2005            2004            2004            2003
                                                                    --------------- --------------- -------------- -----------------
                                                                      (SUCCESSOR)     (Successor)   (Predecessor)    (Predecessor)
                                                                                             (IN MILLIONS)

Net earnings (loss).................................................  $    41.3       $    26.5       $   (11.0)      $    26.2
  Adjustments to reconcile net earnings (loss) to net cash used in operating activities:
     Interest credited to policyholders' account balances...........       99.9            50.0            54.1            91.5
     Universal life and investment-type product policy fee income...     (168.3)          (80.8)          (82.7)         (166.2)
     Change in accrued investment income............................       (1.8)           (3.0)            4.7            (1.7)
     Investment losses (gains)......................................        2.2             4.6             0.7           (17.3)
     Change in deferred policy acquisition costs and VOBA...........      (36.9)          (65.1)          (60.8)         (138.5)
     Change in future policy benefits and other policyholders
         liabilities................................................       57.5             1.1            (3.2)            5.4
     Provision for depreciation and amortization....................       14.1             7.9             1.5             0.7
     Cumulative effect of the adoption of SOP 03-1..................        -               -             (5.9)             -
     Loss on discontinued real estate operations....................        -               -               -              0.1
     Gain on recapture from reinsurance from USFL...................       (0.6)           (9.0)            -               -
     Other, net.....................................................      (10.0)          (20.4)           49.1            81.7
                                                                    --------------- --------------- -------------- -----------------

Net cash used in operating activities...............................       (2.6)          (88.2)          (53.5)         (118.1)
                                                                    --------------- --------------- -------------- -----------------

Cash flows from investing activities:
   Sales, maturities or repayments of:
      Fixed maturity securities.....................................      173.5           188.7           431.5           358.7
      Mortgage loans on real estate.................................      100.8            93.8            43.0            80.1
      Other invested assets.........................................        -               4.3             0.1             0.3
   Acquisitions of investments:
      Fixed maturity securities.....................................     (348.0)         (473.1)         (272.4)         (548.5)
      Mortgage loans on real estate.................................      (18.1)          (18.7)          (66.1)         (139.1)
      Other invested assets.........................................       (0.1)           (0.4)           (0.2)           (0.6)
      Policy loans, net.............................................       (3.3)           (3.9)           (3.0)           (6.3)
                                                                    --------------- --------------- -------------- -----------------

Net cash (used in) provided by investing activities.................      (95.2)         (209.3)          132.9          (255.4)
                                                                    --------------- --------------- -------------- -----------------

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                            STATEMENTS OF CASH FLOWS
                                   (CONTINUED)

                                                                            YEAR        Six Months      Six Months        Year
                                                                           ENDED           Ended           Ended          Ended
                                                                        DECEMBER 31,    December 31,      June 30,     December 31,
                                                                            2005           2004            2004           2003
                                                                     --------------- ---------------- -------------- ---------------
                                                                         (SUCCESSOR)     (Successor)   (Predecessor)  (Predecessor)
                                                                                                (IN MILLIONS)
Cash flows from financing activities:
   Policyholders' account balances:
      Deposits......................................................       521.4          284.6          477.8            969.6
      Withdrawals and transfers to Separate Accounts................      (505.7)        (196.9)        (337.1)          (545.8)
   Repayment of note to affiliate...................................        (3.0)          (1.4)          (1.4)            (2.6)
   Proceeds received from recapture of reinsurance with USFL........        12.2           10.4             -                -
   Other, net.......................................................         3.8             -              -                -
   Capital contribution.............................................          -              -              -             100.0
                                                                     --------------- --------------- --------------- ---------------

Net cash provided by financing activities...........................        28.7           96.7          139.3            521.2
                                                                     --------------- --------------- --------------- ---------------

Net (decrease) increase in cash and cash equivalents................       (69.1)        (200.8)         218.7            147.7
Cash and cash equivalents, beginning of period......................       198.8          399.6          180.9             33.2
                                                                     --------------- --------------- --------------- ---------------

Cash and Cash Equivalents, End of Period............................ $     129.7     $    198.8      $   399.6       $    180.9
                                                                     =============== =============== =============== ===============

Supplemental cash flow information:

  Interest Paid..................................................... $       2.4     $      1.3      $     1.3       $      2.8
                                                                     =============== =============== =============== ===============
  Income Taxes Refunded............................................. $         -     $    (48.2)     $       -       $    (27.4)
                                                                     =============== =============== =============== ===============
Schedule of non-cash financing activities:

  Capital contribution of AllianceBernstein units from MONY Life.... $         -     $     49.1      $       -       $       -
                                                                     =============== =============== =============== ===============
  Transfer of bonds from USFL due to recapture of reinsurance with
   USFL (Note 11)................................................... $         -     $     84.6      $       -       $       -
                                                                     =============== =============== =============== ===============









                       See Notes to Financial Statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                          NOTES TO FINANCIAL STATEMENTS



1)    ORGANIZATION

      MONY Life Insurance Company of America ("MLOA"), an Arizona stock life insurance company whose primary business is to provide life insurance and annuity products to both individuals and businesses, is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY Life"). MONY Life is a wholly owned subsidiary of MONY Holdings, LLC ("MONY Holdings"), which is a downstream holding company of AXA Financial, Inc. ("AXA Financial", which together with its consolidated subsidiaries is referred to herein as "AXA Financial Group").

2)    MERGER OF MONY WITH AXA FINANCIAL GROUP

      On July 8, 2004, the acquisition of The MONY Group Inc. ("MONY") by AXA Financial was completed and, under the terms of the related merger agreement, AXA Financial paid or made provisions to pay MONY shareholders approximately $1.5 billion in cash, representing $31.00 for each share of MONY's common stock. MONY shareholders also received a dividend from MONY totaling $0.34755 per share.

      The acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". In connection with the acquisition, MLOA adjusted the cost basis of its assets and liabilities to fair value on the acquisition date (the "Purchase Adjustments"). References in these financial statements to "Predecessor" refer to MLOA prior to July 1, 2004. References to "Successor" refer to MLOA on and after July 1, 2004, after giving effect to the implementation of the Purchase Adjustments. For accounting purposes (due to convenience and immateriality of the results of MONY and its subsidiaries from July 1 through July 8), AXA Financial has consolidated MONY and its subsidiaries and reflected its results from July 1, 2004 in its consolidated statements of earnings and consolidated cash flows. MLOA's activity for the period from July 1, 2004 through July 8, 2004 is therefore included in the Successor's statement of operations and excluded from the Predecessor's statement of operations. The Predecessor's statement of operations is presented using MLOA's historical basis of accounting.

      The determination of the Purchase Adjustments relating to investments reflects management's reliance on independent price quotes where available. Other Purchase Adjustments required significant management estimates and assumptions. The Purchase Adjustments related to Value of Business Acquired ("VOBA") and liabilities, including policyholder reserves, required management to exercise judgment to assess the value of these items. The Purchase Adjustments resulted in a revalued balance sheet, which may result in future earnings trends that differ significantly from historical trends. MLOA does not anticipate any material impact on its liquidity, or its ability to pay policyholders claims, arising out of the purchase accounting process related to the merger.

3)    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation
      ---------------------

      The preparation of the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying financial statements reflect all adjustments necessary in the opinion of management to present fairly the financial position of MLOA and its results of operations and cash flows for the periods presented.

      The term "full year 2005" and "full year 2004" refers to the year ended December 31, 2005 and 2004, respectively. The terms "six months ended December 31, 2004" and "six months ended June 30, 2004" refer to the 2004 Successor and Predecessor periods, respectively. The term "full year 2003" refers to the year ended December 31, 2003. References to "Successor" refer to MLOA on or after July 1, 2004, after giving effect to the implementation of the Purchase Adjustments recorded in connection with the acquisition of MONY by AXA Financial Group.

      Certain reclassifications have been made in the amounts presented for prior periods to conform to the current presentation. The December 31, 2004 comparative balance sheet reflects the reclassification of $87.9 million in reserves on one of MLOA's interest-sensitive products from future policy benefits and other policyholder's liabilities to policyholders' account balances.

      Accounting Changes
      ------------------

      Effective January 1, 2004, MLOA adopted Statement of Position ("SOP 03-1"), "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 required a change in MLOA's accounting policies relating to (a) liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts issued by MLOA, and (b) liabilities related to certain mortality and annuitization benefits, such as the no lapse guarantee feature contained in variable and interest-sensitive life policies.

      The adoption of SOP 03-1 resulted in a change in liabilities associated with the market value adjustment feature that are now reported at the accrued account balance. Prior to the adoption of SOP 03-1, such liabilities had been reported at market adjusted value.

      The adoption of SOP 03-1 resulted in a change in the method of determining liabilities associated with the no lapse guarantee feature contained in variable and interest-sensitive life contracts. While both MLOA's previous method of establishing the no lapse guarantee reserve and the SOP 03-1 method are based on accumulation of a portion of the charges for the no lapse guarantee feature, SOP 03-1 specifies a different approach for identifying the portion of the fee to be accrued and establishing the related reserve.

      The adoption of SOP 03-1 as of January 1, 2004 resulted in a decrease in the six months ended June 30, 2004 Predecessor net loss of $3.8 million related to the cumulative effect of the required changes in accounting. The determination of liabilities associated with mortality and annuitization benefits, as well as related impacts on deferred acquisition costs, is based on models that involve numerous estimates and subjective judgments. There can be no assurance that the ultimate actual experience will not differ from management's estimates.

      New Accounting Pronouncements
      -----------------------------

      On May 30, 2005, Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections," a replacement of Accounting Principles Board Opinion ("APB") No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include transition provisions. To enhance comparability, this statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The cumulative effect of the change is reported in the carrying value of assets and liabilities as of the first period presented, with the offset applied to opening retained earnings. Each period presented is adjusted to show the period specific effects of the change. Only direct effects of the change will be retrospectively recognized; indirect effects will be recognized in the period of change. SFAS No. 154 carries forward without change APB No. 20's guidance for reporting the correction of an error and a change in accounting estimate as well as SFAS No. 3's provisions governing reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

      Although MLOA has no employees, under service agreements with affiliates, MLOA is charged for services, including personnel services and employee benefits, provided on its behalf. These affiliates account for stock option plans and other stock-based compensation plans using the intrinsic value method in accordance with the provisions of APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 10 of Notes to Financial Statements for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

      On December 16, 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," requiring the cost of all share-based payments to employees, including stock options, stock appreciation rights, and certain employee stock purchase plans, to be recognized in the financial statements based on their fair values. By ruling of the Securities and Exchange Commission ("SEC"), effective April 21, 2005, public companies were permitted to delay their initial adoption of SFAS No. 123(R) from the first interim period to the first annual period beginning on or after June 15, 2005. Consequently, AXA Financial Group, including MLOA, implemented SFAS 123(R) effective January 1, 2006 and will reflect the resulting impacts of adoption in its financial reporting for first quarter 2006. As more fully described in Note 10 of Notes to Financial Statements, MLOA elected under SFAS No. 123, "Accounting for Stock-Based Compensation," to continue to account for stock-based compensation using the intrinsic value method prescribed by APB No. 25, and its related interpretations, and to provide only pro-forma disclosure of the effect on net earnings from applying the fair value based method. Accordingly, adoption of SFAS No. 123(R) will result in compensation expense for certain types of AXA Financial Group's equity-settled award programs for which no cost previously would have been charged to net earnings under APB No. 25, such as for employee options to purchase AXA American Depository Receipts ("ADRs") and AXA ordinary shares and for employee stock purchase plans. Similarly, certain types of AXA Financial Group's cash-settled award programs, such as stock appreciation rights, may be expected to result in different amounts of compensation expense or different patterns of expense recognition under SFAS No. 123(R) as compared to APB No. 25.

      To effect its adoption of SFAS No. 123(R) on January 1, 2006, AXA Financial Group elected the "modified prospective method" of transition to the new accounting and reporting requirements for share-based payments. Consequently, the resulting impacts of adoption to be reflected in MLOA's financial reporting for first quarter 2006 will not include a restatement of prior-period results to reflect the original recognition provisions of SFAS No. 123 as would be required under the alternative "modified retrospective method" of transition. Under the modified prospective method, AXA Financial Group will be required to apply the measurement, recognition, and attribution requirements of SFAS 123(R) to new awards and to awards modified, repurchased or cancelled after January 1, 2006. In addition, the modified prospective method will require AXA Financial Group to recognize compensation expense over the remaining future service/vesting periods for the unvested portions of awards outstanding at January 1, 2006, applying the same estimates of fair value and the same attribution method used previously to prepare SFAS No. 123 pro-forma disclosures. The unrecognized compensation cost associated with unvested stock option awards as at January 1, 2006 was approximately $3.4 million ($2.2 million after-tax) and, under SFAS No. 123(R), will result in incremental expense in the Statements of Operations of MLOA over a weighted average remaining service/vesting period of approximately 2.0 years. Absent additional forfeiture considerations, results for 2006 would be expected to include approximately $1.9 million ($1.2 million after-tax) of additional compensation expense as related to unvested stock option awards at January 1, 2006 as a result of the adoption of SFAS 123(R).

      The full impact of adoption of SFAS 123(R) cannot be predicted at this time because it is largely dependent upon the nature and levels of share-based payments granted in the future. Nonetheless, while there exist differences between certain requirements of SFAS Nos. 123 and 123(R), the estimated impacts in previous periods of applying a fair-value approach to accounting for share-based awards made to employees of AXA Financial Group are described and/or disclosed on a pro-forma basis in Note 10 of Notes to Financial Statements. Management is continuing to assess the impacts of adoption of SFAS 123(R), including accounting for the income tax effects of share-based compensation, for which AXA Financial Group likely will elect the transition alternative available for income taxes provided by the November 10, 2005 issuance of FSP No. 123(R)-3 "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards". In addition, management is continuing to assess the impacts of the related amendment to SFAS No. 95, "Statement of Cash Flows," that in periods subsequent to adoption of SFAS 123(R) will require tax deductions in excess of recognized compensation cost to be classified as resulting from a financing activity rather than as an operating cash flow as currently required.

      Neither SFAS No. 123 nor SFAS No. 123(R) prescribe or specify a preference for a particular valuation technique or model for estimating the fair value of employee stock options and similar awards but instead require consideration of certain factors in selecting one that is appropriate for the unique substantive characteristics of the instruments awarded and one that can be supported by information that is available, such as exercise behavior. In its implementation of SFAS 123(R), AXA Financial Group expects to continue to use the Black-Scholes-Merton formula to estimate the fair values of employee stock options. As more fully described in Note 10 of Notes to Financial Statements, and consistent with the fair value measurement objectives of SFAS 123 and SFAS 123(R), beginning with awards granted in 2005, AXA Financial Group modified its methodologies for developing the expected stock price volatility and expected dividend assumptions used in this pricing formula. With respect to the valuation of options to purchase AXA ADRs, these changes each represent a change in accounting estimate under SFAS No. 154 "Accounting Changes and Error Corrections," and, accordingly, will be applied prospectively in determining the fair values of employee stock options to be measured and accounted for in accordance with SFAS No. 123(R).

      On September 19, 2005, the American Institute of Certified Public Accountants ("AICPA") released SOP 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts". The SOP requires identification of transactions that result in a substantial change in an insurance contract. Transactions subject to review include internal contract exchanges, contract modifications via amendment, rider or endorsement and elections of benefits, features or rights contained within the contract. If determined that a substantial change has occurred, the related DAC/VOBA must be written off. The SOP is effective for transactions occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Restatement of previously issued annual financial statements is not permitted, and disclosure of the pro forma effects of retroactive application or the pro forma effect on the year of adoption is not required. Management is currently assessing the potential impact of this new guidance on the financial results of MLOA.

      Investments
      -----------

      The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

      Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

      Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

      Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net.

      Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

      Real estate investments meeting the following criteria are classified as real estate held-for-sale:

      o Management having the authority to approve the action commits the organization to a plan to sell the property.
      o The property is available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets.
      o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.
      o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.
      o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
      o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

      Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

      Valuation allowances are netted against the asset categories to which they apply.

      Policy loans are stated at unpaid principal balances.

      Partnerships and joint venture interests in which MLOA has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet FIN No. 46(R) requirements for consolidation are consolidated; those in which MLOA does not have control and a majority economic interest and those that do not meet FIN No. 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

      Equity securities including common stock classified as available for sale securities are carried at estimated fair value and are included in Other invested assets.

      Units held in AllianceBernstein L.P. (formally Alliance Capital Management L.P.) ("AllianceBernstein") are carried on the equity method and reported in other invested assets.

      Short-term investments are stated at amortized cost that approximates fair value and are included with other invested assets.

      Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

      All securities owned including United States government and agency securities and mortgage-backed securities are recorded in the financial statements on a trade date basis.

      Net Investment Income, Investment Gains (Losses), Net and Unrealized
      --------------------------------------------------------------------
      Investment Gains (Losses)
      -------------------------

      Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

      Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by MLOA are accounted for as a separate component of accumulated comprehensive income, net of related deferred income taxes, amounts attributable to deferred policy acquisition costs ("DAC") and VOBA related to universal life and investment-type products.

      Recognition of Insurance Income and Related Expenses
      ----------------------------------------------------

      Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

      Premiums from non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

      For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as revenue when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

      DAC and VOBA
      ------------

      Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

      VOBA, which arose from the acquisition of MONY, was established in accordance with business combination purchase accounting guidance. VOBA is the actuarially determined present value of estimated future gross profits of insurance contracts in force at the date of the acquisition. VOBA is amortized over the expected life of the contracts (approximately 10-30 years) according to the type of contract using the methods described below as applicable. VOBA is subject to loss recognition testing at the end of each accounting period.

      For universal life products and investment-type products, DAC and VOBA are amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC and VOBA of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC and VOBA amortization. Conversely, an increase in expected gross profits would slow DAC and VOBA amortization. The effect on the DAC and VOBA assets that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in shareholder's equity as of the balance sheet date.

      A significant assumption in the amortization of DAC and VOBA on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Expected future gross profit assumptions related to Separate Account performance are set by management using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (6.90% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (12.65% net of product weighted average Separate Account fees) and 0% (-2.35% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 9% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC and VOBA amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC and VOBA amortization. As of December 31, 2005, current projections of future average gross market returns assume a 3.5% return for 2006, which is within the maximum and minimum limitations, and assume a reversion to the mean of 9.0% after 5 quarters.

      In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC and VOBA amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC and VOBA amortization. Generally, life mortality experience has been improving in recent years.

      Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

      For non-participating traditional life policies, DAC and VOBA are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

      Policyholders' Account Balances and Future Policy Benefits
      ----------------------------------------------------------

      Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

      MLOA issues certain variable annuity products with a Guaranteed Minimum Death Benefit ("GMDB") feature. MLOA also issues certain variable annuity products that contain a Guaranteed Minimum Income Benefit ("GMIB") feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. The risk associated with the GMDB and GMIB features is that a protracted under-performance of the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC and VOBA. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC and VOBA amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

      For reinsurance, contracts reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

      For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on MLOA's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC and VOBA are written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.0% to 6.75% for life insurance liabilities and from 3.0% to 6.75% for annuity liabilities.

      Separate Accounts
      -----------------

      Generally, Separate Accounts established under Arizona State Insurance Law are not chargeable with liabilities that arise from any other business of MLOA. Separate Accounts' assets are subject to General Account claims only to the extent Separate Accounts' assets exceed Separate Accounts' liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which MLOA does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not readily available, at estimated fair values as determined by MLOA.

      The investment results of Separate Accounts on which MLOA does not bear the investment risk are reflected directly in Separate Accounts' liabilities and are not reported in revenues in the statements of operations. For the year ended December 31, 2005, 2004 and 2003, investment results of such Separate Accounts were gains of $197.5 million, $371.2 million and $628.1 million, respectively.

      Deposits to Separate Accounts are reported as increases in Separate Accounts' liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all policies including those funded by Separate Accounts are included in revenues.

      Other Accounting Policies
      -------------------------

      MLOA filed a consolidated Federal income tax return with its parent, MONY Life, and with MONY Life's other life and non-life subsidiaries for the Predecessor periods. Beginning in the Successor period, MLOA files a consolidated Federal income tax return with its parent, MONY Life, and with MONY Life's other life subsidiaries. Under the life insurance provisions of the Internal Revenue Code, life insurance companies cannot file a consolidated Federal income tax return with their ultimate parent for a period of five years from the date of acquisition. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws. The method of allocation between the companies is subject to written agreement, approved by the Board of Directors. The allocation of Federal income taxes will be based upon separate return calculations with current credit for losses and other Federal income tax credits provided to the life insurance members of the affiliated group. Intercompany balances are settled annually in the fourth quarter of the year in which the return is filed.

4)    INVESTMENTS

      The following table provides additional information relating to fixed maturities.

                                                                     GROSS              GROSS
                                                 AMORTIZED         UNREALIZED         UNREALIZED          ESTIMATED
                                                   COST              GAINS              LOSSES            FAIR VALUE
                                              ----------------  -----------------  -----------------   ---------------
                                                                           (IN MILLIONS)
        DECEMBER 31, 2005
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate........................  $     1,843.9     $        9.3       $       23.4       $    1,829.8
            Mortgage-backed..................           24.9              0.3                 -                25.2
            U.S. Treasury, government
              and agency securities..........           92.3              0.4                0.5               92.2
            States and political
              subdivisions...................            1.1               -                  -                 1.1
            Foreign governments..............           10.2              0.1                0.1               10.2
            Redeemable preferred stock.......           77.6              1.1                1.6               77.1
                                              ----------------- ------------------ -----------------  ----------------
              Total Available for Sale.......  $     2,050.0     $       11.2       $       25.6       $    2,035.6
                                              ================= ================== =================  ================

        December 31, 2004
        -----------------
        Fixed Maturities:
          Available for Sale:

            Corporate........................  $     1,716.1     $       34.9       $        2.9       $    1,748.1
            Mortgage-backed..................           36.2              1.0                 -                37.2
            U.S. Treasury, government
              and agency securities..........           68.3              1.6                 -                69.9
            States and political
              subdivisions...................             -                -                  -                  -
            Foreign governments..............           10.3              0.1                0.1               10.3
            Redeemable preferred stock.......           60.2              1.7                0.2               61.7
                                              ----------------- ------------------ -----------------  ----------------
              Total Available for Sale.......  $     1,891.1     $       39.3       $        3.2       $    1,927.2
                                              ================= ================== =================  ================

        For publicly traded fixed maturities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, MLOA determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the balance sheets. At December 31, 2005 and 2004, securities without a readily ascertainable market value having an amortized cost of $527.1 million and $497.4 million, respectively, had estimated fair values of $527.0 million and $505.1 million, respectively.

        The contractual maturity of bonds at December 31, 2005 is shown below:

                                                                                        AVAILABLE FOR SALE
                                                                                ------------------------------------
                                                                                   AMORTIZED          ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Due in one year or less.............................................     $      108.6       $      107.6
        Due in years two through five........................................           475.5              470.0
        Due in years six through ten.........................................         1,064.4            1,057.0
        Due after ten years..................................................           299.0              298.7
        Mortgage-backed securities...........................................            24.9               25.2
                                                                                ----------------   -----------------
        Total................................................................    $    1,972.4       $    1,958.5
                                                                                ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        MLOA's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process culminates with a quarterly review of certain assets by AXA Financial Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. The review considers an analysis of individual credit metrics of each issuer as well as industry fundamentals and the outlook for the future. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be other than temporarily impaired, then the appropriate provisions are taken.

        The following table discloses fixed maturities (217 issues) that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2005:

                                            LESS THAN 12 MONTHS         12 MONTHS OR LONGER                   TOTAL
                                     ------------------------------  ----------------------------  -----------------------------
                                                        GROSS                         GROSS                         GROSS
                                       ESTIMATED      UNREALIZED      ESTIMATED     UNREALIZED      ESTIMATED     UNREALIZED
                                      FAIR VALUE        LOSSES       FAIR VALUE       LOSSES        FAIR VALUE      LOSSES
                                     -------------  -------------- -------------  --------------- --------------  --------------
                                                                           (IN MILLIONS)

       Fixed Maturities:
         Corporate.................. $       903.7  $       18.1   $      267.6   $        5.3    $    1,171.3    $      23.4
         Mortgage-backed............           -             -             -                -             -                -
         U.S. Treasury, government
           and agency securities....          36.5           0.2           16.6            0.3            53.1            0.5
         States and political
           subdivisions.............           1.1           -              -               -              1.1             -
         Foreign governments........           2.0           -              6.0            0.1             8.0            0.1
         Redeemable
           preferred stock..........          60.0           1.6            -               -             60.0            1.6
                                     -------------  -------------- -------------  --------------- --------------  --------------
       Total Temporarily
         Impaired Securities ....... $     1,003.3  $       19.9   $      290.2   $        5.7    $    1,293.5    $      25.6
                                     =============  ============== =============  =============== ==============  ==============

      MLOA's fixed maturity investment portfolio includes corporate high yield securities consisting primarily of public high yield bonds. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2005, approximately $101.0 million, or 4.9%, of the $2,050.0 million aggregate amortized cost of fixed maturities held by MLOA was considered to be other than investment grade.

      At December 31, 2005, there were $2.4 million of fixed maturities which were non-income producing for the twelve months preceding that date.

      MLOA holds equity in limited partnership interests and other equity method investments that primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 2005 and 2004 were $3.9 million and $4.5 million, respectively.

      Interest income recognized on impaired mortgage loans totaled $0.3 million, $0.1 million, $0.0 million and $0.2 million for the full year 2005, six months ended December 31, 2004, six months ended June 30, 2004 and full year 2003, respectively.

      Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2005 and 2004, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $3.2 million and $0.0 million, respectively.

      Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                       YEAR         Six Months     Six Months         Year
                                                                      ENDED           Ended           Ended           Ended
                                                                   DECEMBER 31,    December 31,      June 30,      December 31,
                                                                       2005            2004           2004            2003
                                                                  --------------- -------------- --------------- ----------------
                                                                   (SUCCESSOR)     (Successor)    (Predecessor)   (Predecessor)
                                                                                          (IN MILLIONS)
Balances, beginning of period..............................       $     -         $      1.7     $       4.4       $       3.7
Additions charged to income................................             -                  -             0.3               0.7
Deductions for writedowns and asset dispositions...........             -                  -            (3.0)                -
Effect of push-down accounting of AXA Financial Group's
  purchase price of MLOA's net assets......................             -               (1.7)              -                 -
                                                                  --------------- -------------- --------------- ----------------
Balances, End of Period....................................             -         $        -     $       1.7       $       4.4
                                                                  =============== ============== =============== =================
Balances, end of period comprise:
Mortgage loans on real estate..............................       $     -         $        -     $       1.7       $       4.4
                                                                  =============== ============== =============== =================

     The following presents MLOA's investment in 1.2 million units in AllianceBernstein, an affiliate, which is included in Other invested assets:

                                                                                  DECEMBER 31,
                                                                                      2005
                                                                                -----------------
                                                                                 (IN MILLIONS)

      Balance, beginning of year ..............................................  $      49.1
      Equity in net earnings...................................................          4.1
      Dividends received.......................................................         (3.8)
                                                                                -----------------
      Balance, End of Period...................................................  $      49.4
                                                                                =================

5)    VALUE OF BUSINESS ACQUIRED

      The following presents MLOA's VOBA asset related to AXA Financial Group's acquisition of MONY as of December 31, 2005:


                                                                    LESS:               LESS:
                                                                 ACCUMULATED          IMPACT OF
                                             GROSS CARRYING      AMORTIZATION       RECAPTURE (2)           NET
                                                 AMOUNT              (1)
                                            ---------------   ---------------     ---------------    ------------------
                                                                          (IN MILLIONS)
   VOBA...................................  $        416.5    $        (43.4)     $        (44.9)    $        328.2
                                            ===============   ===============     ===============    ==================

      -------------
      (1)   Includes reactivity to unrealized investment gains and losses.
      (2) Relates to the December 31, 2005 and 2004 recapture by USFL of universal life insurance contracts and level term premium insurance contracts previously ceded to MLOA under the MODCO agreement between MLOA and USFL.

     For the full year 2005 and six months ended December 31, 2004, total amortization expense related to VOBA was $32.5 million and $16.7 million, respectively. VOBA amortization is estimated to range between $27.0 million and $37.0 million annually through 2010.

6)    NET INVESTMENT INCOME AND INVESTMENT (LOSSES) GAINS

      The sources of net investment income follow:

                                                           YEAR         Six Months        Six Months          Year
                                                           ENDED           Ended            Ended            Ended
                                                        DECEMBER 31,    December 31,       June 30,       December 31,
                                                           2005            2004              2004             2003
                                                      --------------- ---------------- ----------------- ----------------
                                                        (SUCCESSOR)    (Successor)      (Predecessor)     (Predecessor)
                                                                               (IN MILLIONS)
 Fixed maturities.....................................$       107.1    $        45.8    $       51.8      $       94.1
 Mortgage loans on real estate........................         25.2             16.0            16.0              29.6
 Policy loans.........................................          6.0              3.0             2.9               5.5
 Other investment income..............................          4.4              2.1            (0.9)              0.9
                                                      --------------- ---------------- ----------------- ----------------
    Gross investment income...........................        142.7             66.9            69.8             130.1

 Investment expenses..................................         (7.7)            (4.1)           (5.5)            (11.6)
                                                      --------------- ---------------- ----------------- ----------------
 Net Investment Income................................$       135.0    $        62.8     $      64.3      $      118.5
                                                      =============== ================ ================= =================

      Investment (Losses) Gains, including changes in the valuation allowances, follow:

                                                           YEAR         Six Months        Six Months          Year
                                                           ENDED           Ended            Ended            Ended
                                                        DECEMBER 31,    December 31,       June 30,       December 31,
                                                           2005            2004              2004             2003
                                                      -------------- ---------------- ----------------- ----------------
                                                       (SUCCESSOR)     (Successor)      (Predecessor)     (Predecessor)
                                                                                (IN MILLIONS)
Fixed maturities.....................................  $      (2.2)  $      (4.6)     $      (3.4)      $        8.1
Mortgage loans on real estate........................            -              -             2.7                3.5
Other................................................            -              -              -                 0.2
                                                      -------------- ---------------- ----------------- ----------------
Investment (Losses) Gains, Net.......................  $      (2.2)  $      (4.6)     $      (0.7)      $       11.8
                                                      ============== ================ ================= ================

      Writedowns of fixed maturities amounted to $2.0 million, $5.1 million, $0.9 million and $8.6 million for the full year 2005, six months ended December 31, 2004, six months ended June 30, 2004 and full year 2003, respectively. There were no writedowns of mortgage loans on real estate and equity real estate for the full year 2005, six months ended December 31, 2004, six months ended June 30, 2004 and full year 2003.

      For the full year 2005, six months ended December 31, 2004, six months ended June 30, 2004 and full year 2003, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $53.4 million, $48.9 million, $363.1 million and $145.3 million. Gross gains of $1.0 million, $2.1 million, $6.9 million and $10.7 million and gross losses of $1.4 million, $1.3 million, $10.0 million and $0.0 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for the full year 2005, six months ended December 31, 2004, six months ended June 30, 2004 and full year 2003 amounted to $(50.5) million, $36.1 million, $(41.0) million and $(3.2) million, respectively.

      The net unrealized investment gains (losses) included in the balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, on a line by line basis, follow:

                                                             YEAR         Six Months       Six Months           Year
                                                            ENDED            Ended            Ended            Ended
                                                         DECEMBER 31,     December 31,       June 30,       December 31,
                                                             2005            2004             2004              2003
                                                       --------------- --------------- ----------------- -----------------
                                                         (SUCCESSOR)     (Successor)     (Predecessor)     (Predecessor)
                                                                                (IN MILLIONS)
Balance, beginning of period........................    $      14.9     $      12.8     $       24.2      $      24.7
Changes in unrealized investment (losses) gains.....          (50.5)           36.1            (41.5)            (2.9)
Changes in unrealized investment gains (losses)
attributable to:
   DAC and VOBA.....................................           18.9           (13.2)            23.9              2.2
   Deferred income taxes............................           11.1            (8.0)             6.2              0.2
Effect of push-down accounting of AXA Financial
   Group's purchase price on MLOA's net assets......             -            (12.8)             -                -
                                                      ---------------- --------------- ----------------- -----------------
Balance, end of period..............................    $      (5.6)    $      14.9     $       12.8      $      24.2
                                                      ================ =============== ================= =================

Balance, end of period comprises:
   Unrealized investment gains on:
      Fixed maturities..............................    $     (14.4)    $      36.1     $       43.5      $      84.9
   Amounts of unrealized investment gains (losses)
   attributable to:
      DAC and VOBA..................................            5.7           (13.2)           (23.9)           (47.8)
      Deferred income taxes.........................            3.1            (8.0)            (6.8)           (12.9)
                                                       --------------- --------------- ----------------- -----------------
Balance, end of period..............................    $      (5.6)    $      14.9     $       12.8       $     24.2
                                                      ================ =============== ================= =================

      Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

7)    OTHER COMPREHENSIVE (LOSS) INCOME

      The components of other comprehensive (loss) income for the past three years follow:

                                                            YEAR         Six Months       Six Months           Year
                                                           ENDED            Ended            Ended            Ended
                                                        DECEMBER 31,     December 31,       June 30,       December 31,
                                                            2005            2004             2004              2003
                                                      -------------- ------------------ ---------------- -----------------
                                                        (SUCCESSOR)      (Successor)     (Predecessor)    (Predecessor)
                                                                               (IN MILLIONS)

Net unrealized (losses) gains on investments:
   Net unrealized (losses) gains arising during the
      period........................................  $      (50.5)     $      36.3     $     (41.7)      $      (6.4)
   Losses (gains) reclassified into net earnings
      during the period.............................            -              (0.2)            0.2               3.5
                                                      -------------- ------------------ ---------------- -----------------
Net unrealized (losses) gains on investments........         (50.5)            36.1           (41.5)             (2.9)
Adjustments for DAC and VOBA and deferred income
   taxes............................................          30.0            (21.2)           30.1               2.4
                                                      -------------- ------------------ ---------------- -----------------
Total Other Comprehensive (Loss) Income.............  $      (20.5)     $      14.9     $     (11.4)      $      (0.5)
                                                      ============== ================== ================ =================


8)    GMDB, GMIB AND NO LAPSE GUARANTEE FEATURES

      A) Variable Annuity Contracts - GMDB and GMIB
         ------------------------------------------

      MLOA has certain variable annuity contracts with GMDB and GMIB features in force that guarantee one of the following:

         o Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

         o Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

         o Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages; or

         o Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

      The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders' liabilities in 2005:

                                                                GMDB                GMIB              TOTAL
                                                           ----------------   -----------------  -----------------
                                                                               (IN MILLIONS)

      Balance at December 31, 2003........................  $        3.5       $         -        $         3.5
        Impact of adoption of SOP 03-1....................          (2.8)               0.1                (2.7)
        Paid guarantee benefits...........................          (3.0)                -                 (3.0)
         Other changes in reserve ........................           3.3                 -                  3.3
                                                           ----------------   -----------------  -----------------
      Balance at December 31, 2004........................           1.0                0.1                 1.1
         Paid guarantee benefits..........................          (2.9)                -                 (2.9)
         Other changes in reserve ........................           2.6                0.1                 2.7
                                                           ----------------   -----------------  -----------------
      Balance at December 31, 2005........................  $        0.7       $        0.2       $         0.9
                                                           ================   =================  =================



      Related GMDB reinsurance ceded amounts were:

                                                                  GMDB
                                                            ---------------
                                                             (IN MILLIONS)

      Balance at December 31, 2003........................  $         -
        Impact of adoption of SOP 03-1 ...................          (0.3)
        Paid guarantee benefits...........................           2.9
        Other changes in reserve..........................          (3.5)
                                                           ----------------
      Balance at December 31, 2004........................          (0.9)
        Paid guarantee benefits...........................          (0.1)
        Other changes in reserve..........................           1.2
                                                           ----------------
      Balance at December 31, 2005........................  $        0.2
                                                           ================

      The December 31, 2005 values for those variable annuity contracts with GMDB and GMIB features are presented in the following table. For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values. For contracts with the GMIB feature, the net amount at risk in the event of annuitization is the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB guarantees may also offer GMIB guarantees in the same contract, the GMDB and GMIB amounts listed are not mutually exclusive:

                                                RETURN
                                                  OF
                                                PREMIUM       RATCHET        ROLL-UP         COMBO           TOTAL
                                             -----------   --------------  -------------  -------------  --------------
                                                                           (IN MILLIONS)
      GMDB:
      -----
        Account values invested in:
             General Account...........     $     196      $      316           N.A.     $       34      $      546
             Separate Accounts.........     $     860      $    1,582           N.A.     $      168      $    2,610
        Net amount at risk, gross......     $      12      $      220           N.A.     $       35      $      267
        Net amount at risk, net of
          amounts reinsured............     $      12      $      167           N.A.     $        -      $      179
        Average attained age of
          contractholders..............          61.1            61.0           N.A.           60.2            61.0
        Percentage of contractholders
          over age 70..................          18.2%           15.7%          N.A.           12.5%           16.6%
        Contractually specified
          interest return rates........           N.A.            N.A.          N.A.            5.0%

      GMIB:
      -----
        Account values invested in:
             General Account...........           N.A.            N.A.    $      34             N.A.      $      34
             Separate Accounts.........           N.A.            N.A.    $     168             N.A.      $     168
        Net amount at risk, gross......           N.A.            N.A.           -              N.A.             -
        Net amount at risk, net of
          amounts reinsured............           N.A.            N.A.           -              N.A.             -
        Weighted average years
          remaining until earliest
          annuitization................           N.A.            N.A.          6.8             N.A.            6.8
        Contractually specified
          interest return rates........           N.A.            N.A.          5.0%            N.A.


      B)    Separate Account Investments by Investment Category Underlying GMDB
            -------------------------------------------------------------------
            and GMIB Features
            -----------------

      The total account values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option which is part of the General Account and variable investment options which invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB benefits and guarantees. The investment performance of the assets impacts the related account values and, consequently, the net amount of risk associated with the GMDB and GMIB benefits and guarantees. Since variable annuity contracts with GMDB benefits and guarantees may also offer GMIB benefits and guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

               INVESTMENT IN VARIABLE INSURANCE TRUST MUTUAL FUNDS

                                                                                  DECEMBER 31,       December 31,
                                                                                      2005               2004
                                                                                 ----------------  ------------------
                                                                                            (IN MILLIONS)
      GMDB:
         Equity.................................................................  $    2,054        $    2,209
         Fixed income...........................................................         400               452
         Balanced...............................................................          62                67
         Other..................................................................          94               108
                                                                                 ----------------  ------------------
         Total..................................................................  $    2,610        $    2,836
                                                                                 ================  ==================
      GMIB:
         Equity.................................................................  $      127        $      126
         Fixed income...........................................................          33                37
         Balanced...............................................................           3                 3
         Other..................................................................           5                 4
                                                                                 ----------------  ------------------
         Total..................................................................  $      168        $      170
                                                                                 ================  ==================

      C)    Variable and Interest-Sensitive Life Insurance Policies - No Lapse
            ------------------------------------------------------------------
            Guarantee
            ---------

      The no lapse guarantee feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The no lapse guarantee remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements. At December 31, 2005 and 2004, MLOA had liabilities of $0.1 million and $0.5 million, respectively, for no lapse guarantees reflected in the General Account in future policy benefits and other policyholders liabilities.

9)    INCOME TAXES

      A summary of the income tax expense in the statements of operations follows:

                                                             YEAR         Six Months       Six Months           Year
                                                            ENDED            Ended            Ended            Ended
                                                         DECEMBER 31,     December 31,       June 30,       December 31,
                                                             2005            2004             2004              2003
                                                       --------------- ---------------- ----------------- -----------------
                                                        (SUCCESSOR)      (Successor)     (Predecessor)      (Predecessor)
                                                                              (IN MILLIONS)

Income tax expense (benefit):
    Current expense (benefit).......................    $       2.5     $         -     $     (29.3)      $     (30.1)
    Deferred expense................................           14.2            12.4            18.8              35.0
                                                       --------------- ---------------- ----------------- ---------------
Total...............................................    $      16.7     $      12.4     $      10.5       $       4.9
                                                       =============== ================ ================= ===============

      The Federal income taxes attributable to operations are different from the amounts determined by multiplying the earnings before income taxes by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                            YEAR         Six Months      Six Months           Year
                                                            ENDED          Ended            Ended            Ended
                                                         DECEMBER 31,   December 31,       June 30,       December 31,
                                                            2005            2004            2004              2003
                                                       ---------------- -------------- ----------------- ----------------
                                                         (SUCCESSOR)    (Successor)    (Predecessor)      (Predecessor)
                                                                                (IN MILLIONS)


Tax at statutory rate.................................   $      20.3     $      13.6     $      (8.9)     $      10.9
Dividends received deduction..........................          (3.7)           (1.2)           (1.6)            (3.2)
Tax settlements/accrual adjustments...................            -               -               -              (2.8)
Other.................................................           0.1              -               -                -
                                                       ---------------- -------------- ----------------- ----------------
Federal income tax expense (benefit)..................   $      16.7     $      12.4     $     (10.5)     $       4.9
                                                       ================ ============== ================= ================

      The components of the net deferred Federal income taxes are as follows:

                                                     DECEMBER 31, 2005                  December 31, 2004
                                              ---------------------------------  ---------------------------------
                                                  ASSETS         LIABILITIES         Assets         Liabilities
                                              ---------------  ----------------  ---------------   ---------------
                                                                         (IN MILLIONS)

      Reserves and reinsurance...............  $     189.2      $         -       $      227.3      $        -
      DAC....................................         35.1                -               25.6               -
      VOBA...................................           -              112.8                -             124.1
      Investments............................           -              153.5                -             182.1
      Tax loss carryforwards.................          5.3                -                9.6               -
      Goodwill and intangibles...............           -                5.2                -              10.6
      Other..................................           -               15.0               0.2               -
                                              ---------------  ----------------  ---------------   ---------------
      Total..................................  $     229.6      $      286.5      $      262.7      $     316.8
                                              ===============  ================  ===============   ===============

      At December 31, 2005, MLOA has a Federal tax loss carryforwards in the amount of $15.1 million for book income tax purposes. The loss carryforwards will expire beginning in the year 2020.

      In 2003, the Internal Revenue Service ("IRS") commenced an examination of MLOA's Federal income tax returns for the years 1998 through 2001. The tax years 1994 through 1997 are currently under review by the Appeals Office of the IRS. Management believes the examination of MLOA's returns will have no material adverse effect on MLOA's results of operations or financial position.

10)   STOCK OPTIONS

      Although MLOA has no employees, under its respective service agreements with AXA Equitable (Successor Period) and MONY Life (Predecessor Period), MLOA is charged for services, including personnel services and employee benefits, provided on its behalf. MLOA's affiliates account for stock-based compensation plans using the intrinsic value method prescribed in APB No. 25. The following table reflects the effect on net earnings
      (loss) if compensation expense allocated to MLOA as related to options awarded under the AXA Financial Group and MONY stock-based compensation plans had been determined based on SFAS No. 123's fair value based method:

                                                                            AXA FINANCIAL
                                                                                GROUP                    MONY
                                                                          ----------------- ----------------------------------
                                                                                 YEAR          Six Months          Year
                                                                                ENDED             Ended           Ended
                                                                             DECEMBER 31,        June 30,      December 31,
                                                                                 2005             2004             2003
                                                                          ----------------- ---------------- -----------------
                                                                             (SUCCESSOR)     (Predecessor)    (Predecessor)
                                                                                              (IN MILLIONS)

      Net Earnings (Loss) as reported....................................   $      41.3       $     (11.0)    $    26.2
      Less: total stock-based employee compensation expense determined
          under fair value method for all awards, net of income tax......          (1.6)             (1.9)         (2.8)
                                                                          ----------------- ---------------- -----------------
      Pro Forma Net Earnings (Loss)......................................   $      39.7       $     (12.9)    $    23.4
                                                                          ================= ================ =================

11)   RELATED PARTY TRANSACTIONS

      Under its respective service agreements with affiliates AXA Equitable (Successor Period) and MONY Life (Predecessor Period), personnel services, employee benefits, facilities, supplies and equipment are provided to MLOA to conduct its business. The associated costs related to the service agreements are allocated to MLOA based on methods that management believes are reasonable, including a review of the nature of such costs and time studies analyzing the amount of employee compensation costs incurred by MLOA. As a result of such allocations, MLOA incurred expenses of $74.7 million, $54.1 million, $88.7 million and $73.8 million for the full year 2005, six months ended December 31, 2004, six months ended June 30, 2004 and full year 2003, respectively. At December 31, 2005, MLOA reported a receivable from AXA Equitable in connection with its service agreement of $6.3 million. At December 31, 2004, MLOA's receivable from MONY Life in connection with its predecessor service agreement was $2.3 million.

      In addition to the agreements discussed above, MLOA has various other service and investment advisory agreements with affiliates. The amount of expenses incurred by MLOA related to these agreements was $2.4 million, $2.5 million, $3.0 million, and $6.0 million for the full year 2005, six months ended December 31, 2004, six months ended June 30, 2004 and full year 2003, respectively. In addition, MLOA had an intercompany payable of $0.0 million and $0.2 million at December 31, 2005 and December 31, 2004, respectively, related to these agreements.

      As more fully described in Note 12 in Notes to Financial Statements, during the Successor period MLOA began to cede its new variable and universal life policies on an excess of retention basis with AXA Equitable.

      MLOA entered into a modified coinsurance ("MODCO") agreement with U.S. Financial Life Insurance Company ("USFL"), an affiliate, effective January 1, 1999, whereby MLOA agreed to reinsure 90% of all level premium term life insurance policies written by USFL after January 1, 1999. Effective January 1, 2000, this agreement was amended to reinsure 90% of all term life and universal life insurance policies written by USFL after January 1, 2000. A second amendment, effective April 1, 2001, added a new series of term life insurance policies issued by USFL and a DAC tax provision. Under the agreement, MLOA shared in all premiums and benefits for the reinsured policies based on the 90% quota share percentage, after consideration of existing reinsurance agreements previously in force on this business. In addition, MLOA reimbursed USFL for its quota share of expense allowances, as defined in the MODCO agreement.

      As of December 31, 2004, USFL recaptured all of the term life policies that had previously been assumed by MLOA under this MODCO agreement. Other income for the six months ended December 31, 2004 reflects the resulting pre-tax gains on the recaptures of the term life reinsurance from USFL of $9.0 million ($5.9 million after Federal income tax).

      As of December 31, 2005, USFL recaptured all of the universal life policies that had previously been assumed by MLOA under this MODCO agreement. Other income for the year ended December 31, 2005 reflects the resulting pre-tax gains on the recaptures of the universal life and term life reinsurance from USFL of $0.6 million ($0.4 million after Federal income tax).

      The MODCO agreement remained in effect for level premium term life insurance issued during 2005. However, in the fourth quarter of 2005, the MODCO agreement was terminated effective January 1, 2005, and all MODCO reinsurance transactions relating to level term that took place between USFL and MLOA during 2005 were unwound. In connection with this unwinding, MLOA received a payment of $0.7 million representing interest on net payments made to USFL during the year under the MODCO agreement.

      The statements of operations include certain revenues and expenses assumed from USFL under the MODCO agreement as follows:

                                                                 YEAR        Six Months      Six Months           Year
                                                                ENDED           Ended           Ended            Ended
                                                             DECEMBER 31,   December 31,      June 30,        December 31,
                                                                 2005           2004            2004              2003
                                                            --------------- -------------- ---------------- -----------------
                                                             (SUCCESSOR)     (Successor)    (Predecessor)    (Predecessor)
                                                                                    (IN MILLIONS)

               REVENUES:
               Universal life and investment-type product
                  policy fee income........................  $       19.9   $         7.8  $         7.3    $        12.0
               Premiums....................................            -             59.2           53.2             88.7
               Other (loss) income.........................          (0.2)           16.2           (4.6)             -
                                                            --------------- -------------- ---------------- -----------------
                    Total revenues.........................          19.7            83.2           55.9            100.7
                                                            --------------- -------------- ---------------- -----------------

               BENEFITS AND OTHER DEDUCTIONS:
               Policyholders' benefits.....................          10.5            53.2           40.7             69.0
               Interest credited to policyholders' account
                  balances.................................           6.1             2.6            2.3              3.3
               Amortization of deferred policy acquisition
                  costs and value of business acquired.....           2.4             6.0            8.7             13.8
               Capitalization of deferred policy
                  acquisition costs .......................         (14.0)          (34.9)         (33.4)           (60.7)
               Commissions.................................          14.2            43.4           44.3             77.4
                                                            --------------- -------------- ---------------- -----------------
                    Total benefits and other deductions....          19.2            70.3           62.6            102.8
                                                            --------------- -------------- ---------------- -----------------
               Earnings (Loss) Before Income Taxes and
                  Cumulative Effect of an Accounting
                    Change.................................  $        0.5   $        12.9  $        (6.7)   $        (2.1)
                                                            =============== ============== ================ =================

      The following table presents the impact on MLOA's assets and liabilities of the recaptures of reinsurance from USFL:

                                                                                      DECEMBER 31,         December 31,
                                                                                          2005                 2004
                                                                                   -------------------  -------------------
                                                                                                 (IN MILLIONS)

                  ASSETS

                  Fixed maturities................................................ $              -     $         84.6
                  Cash and cash equivalents.......................................               12.2             10.4
                  Accrued investment income.......................................                -                1.1
                  Deferred policy acquisition costs...............................              (20.1)           (24.3)
                  VOBA............................................................              (12.8)           (32.1)
                  Other assets....................................................               (1.6)             6.3
                                                                                   -------------------  -------------------
                       Total assets............................................... $            (22.3)  $         46.0
                                                                                   -------------------  -------------------

                  LIABILITIES

                  Future policy benefits.......................................... $            (26.5)  $         34.1
                  Other liabilities...............................................                3.6              2.9
                  Income taxes payable............................................                0.2              3.1
                                                                                   -------------------  -------------------
                       Total liabilities..........................................              (22.7)            40.1
                                                                                   -------------------  -------------------
                       Net Impact of Recapture of Reinsurance from USFL........... $              0.4   $          5.9
                                                                                   ===================  ===================

      At December 31, 2005 and 2004, MLOA recorded payables of $3.1 million and $27.8 million, respectively, to USFL in connection with the MODCO agreement.

      In accordance with the guidance contained in FASB Derivates Implementation Group Issue B36, the MODCO agreement between USFL and MLOA was considered to contain an embedded derivative representing a total return swap. The fair value of this total return swap asset was $3.3 million at December 31, 2004. The embedded derivative asset of $1.6 million was written off as of December 31, 2005 in connection with the termination of the MODCO agreement. Changes in fair value of the total return swap asset resulted in (losses) income of $(1.4) million, $7.1 million and $(4.6) million for the full year 2005, six months ended December 31, 2004 and six months ended June 30, 2004, respectively.

      On March 5, 1999, MLOA borrowed $50.5 million from MONY Benefit Management Corp. ("MBMC"), an affiliate, in exchange for a note payable in the same amount. The note bears interest at 6.8% per annum and matures on March 5, 2014. Principal and interest are payable quarterly to MBMC. The carrying value of the note as of December 31, 2005 is $33.8 million.

12)   REINSURANCE

      During the Predecessor periods, MLOA used a variety of indemnity reinsurance agreements with reinsurers to control its loss exposure. Under the terms of these reinsurance agreements, the reinsurer was liable to reimburse MLOA for the portion of paid claims ceded to it in accordance with the applicable reinsurance agreement. However, MLOA remains contingently liable for all benefits payable even if the reinsurers fail to meet their obligations to MLOA. Life insurance business written by MLOA was ceded under various reinsurance contracts. MLOA's general practice was to retain no more than $4.0 million of risk on any one person for individual products and $6.0 million for last survivor products. For its variable annuity products, MLOA retained 100% of the risk in connection with the return of premium death benefit. The benefits in connection with guaranteed minimum death benefits in excess of the return of premium benefit, which are offered under certain of MLOA's annuity contracts, were 100% reinsured up to specified limits. Benefits in connection with the earnings increase benefit rider under the new MONY variable annuity were similarly reinsured. The guaranteed minimum income benefit in the new variable annuity product was 100% reinsured up to individual and aggregate limits as well as limits that are based on benefit utilization.

      During the Successor period, MLOA continued to reinsure most of its new variable life and universal life policies on an excess of retention basis, retaining up to a maximum of $4.0 million on single-life policies and $6.0 million on second-to-die policies. However, through October 2005 for amounts applied for in excess of those limits, reinsurance is ceded to AXA Equitable up to a combined maximum of $15.0 million on single-life policies and $20.0 million on second-to-die policies. In November 2005 AXA Equitable increased the retention on single-life policies to $25.0 million and on second-to-die policies to $30.0 million. For amounts applied in excess of those limits, reinsurance from unaffiliated third parties is now sought. New term life policies continued to be coinsured on a first dollar basis, with MLOA reinsuring 65% of each risk up to its $4.0 million retention and 100.0% of any excess. A contingent liability exists with respect to reinsurance ceded should the reinsurers be unable to meet their obligations.

      At December 31, 2005 and 2004, respectively, reinsurance recoverables related to insurance contracts amounted to $106.2 million and $76.0 million, of which $51.3 million and $43.9 million relates to one specific reinsurer.

      The following table summarizes the effect of reinsurance:

                                                          YEAR           Six Months       Six Months          Year
                                                          ENDED             Ended            Ended            Ended
                                                       DECEMBER 31,      December 31,       June 30,       December 31,
                                                          2005              2004             2004             2003
                                                   --------------- ----------------- ---------------- -----------------
                                                      (SUCCESSOR)        (Successor)    (Predecessor)   (Predecessor)
                                                                                (IN MILLIONS)
Direct premiums...................................  $      93.4       $      44.8      $      37.7      $      73.2
Reinsurance assumed from USFL.....................          -                59.2             53.2             88.7
Reinsurance ceded.................................        (39.6)            (19.0)           (13.5)           (20.9)
                                                   --------------- ----------------- ---------------- -----------------
Premiums..........................................  $      53.8       $      85.0      $      77.4      $     141.0
                                                   =============== ================= ================ =================

Universal Life and Investment-type Product

   Policy Fee Income Ceded........................  $      33.9       $      22.7      $      15.9      $      30.0
                                                   =============== ================= ================ =================
Policyholders' Benefits Ceded.....................  $      57.9       $      24.0      $      10.8      $      42.6
                                                   =============== ================= ================ =================

13)   FAIR VALUE OF FINANCIAL INSTRUMENTS

      Fair Value of Financial Instruments
      -----------------------------------

      MLOA defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time MLOA's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

      Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts.

      Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

      Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

      The estimated fair values for MLOA's supplementary contracts not involving life contingencies ("SCNILC") and certain annuities, which are included in policyholders' account balances, are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

      The fair values for single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

      Fair values for the note payable to affiliate are determined using contractual cash flows discounted at market interest rates. The carrying values and estimated fair values for financial instruments not previously disclosed in Notes 4 and 11 of Notes to Financial Statements are presented below:

                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                              2005                               2004
                                                ---------------------------------  ---------------------------------
                                                   CARRYING         ESTIMATED         Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)

        Mortgage loans on real estate..........  $      290.2     $       291.3     $       373.2     $      378.0
        Policy loans...........................          96.3             111.6              93.0            107.9
        Policyholders liabilities:
           Investment contracts................         938.0             933.1             977.8            972.2
        Note payable to affiliate..............          33.8              33.8              36.8             36.8




14)   COMMITMENTS AND CONTINGENT LIABILITIES

      MLOA had $20.2 million in commitments under existing mortgage loan agreements at December 31, 2005.

15)   LITIGATION

      Since 1995 a number of purported class actions have been commenced in various state and Federal courts against MONY Life and MLOA alleging that they engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s through the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and/or violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases seek primarily equitable relief (e.g., reformation, an accounting, specific performance, mandatory injunctive relief prohibiting MONY Life and MLOA from canceling policies for failure to make required premium payments, imposition of a constructive trust and/or creation of a claims resolution facility to adjudicate any individual issues remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in unspecified amounts. MONY Life and MLOA have answered the complaints in each action (except for one being voluntarily held in abeyance). MONY Life and MLOA have denied any wrongdoing and have asserted numerous affirmative defenses.

      In June 1996, the New York State Supreme Court certified one of those cases, GOSHEN V. THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK AND MONY LIFE INSURANCE COMPANY OF AMERICA (NOW KNOWN AS DEFILLIPPO, ET AL. V. THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK AND MONY LIFE COMPANY OF AMERICA), a class action filed as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by MONY Life and MLOA and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. After extensive motion practice by the parties, which led to the dismissal of most of the claims and a decertification of the class, with respect to one remaining claim, in December 2005, the case was settled on an individual basis. With the exception of one putative class action currently pending in the Eastern District of Michigan (STOCKLER V. MONY LIFE INSURANCE COMPANY OF AMERICA), all other similar putative class actions, of which there are two remaining, were consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts. In STOCKLER, MLOA has filed a motion for summary judgment that is currently pending.

                    -----------------------------------------

      Although the outcome of litigation generally cannot be predicted with certainty, management believes that the ultimate resolution of the litigations described above should not have a material adverse effect on the financial position of MLOA. Management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on MLOA's results of operations in any particular period.

      In addition to the matters previously reported and those described above, MLOA is involved in various legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on MLOA's financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

16)   STATUTORY FINANCIAL INFORMATION

      MLOA is restricted as to the amounts it may pay as dividends to MONY Life. Under Arizona Insurance Law, a domestic life insurer may, without prior approval of the Superintendent, pay a dividend to its shareholder not exceeding an amount calculated based on a statutory formula. Based on this formula, no such discretionary dividends could be paid in 2006. For 2005, 2004 and 2003, MLOA's statutory net loss was $5.6 million, $83.4 million and $79.6 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $269.8 million and $250.1 million at December 31, 2005 and 2004, respectively. There were no shareholder dividends paid to MONY Life by MLOA in 2005, 2004 and 2003.

      At December 31, 2005, MLOA, in accordance with various government and state regulations, had $7.1 million of securities deposited with such government or state agencies.

      At December 31, 2005 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of Arizona and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2005.

      Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholder's equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in Alliance Units under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) computer software development costs are capitalized under GAAP but expensed under SAP; (h) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP and (i) the fair valuing of all acquired assets and liabilities including VOBA assets required for GAAP purchase accounting.

17)   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      The quarterly results of operations for 2005 and 2004 are summarized below:

                                                                       THREE MONTHS ENDED
                                            --------------------------------------------------------------------------
                                                                                 SEPTEMBER 30,        DECEMBER 31,
                                            MARCH 31, (2)      JUNE 30, (2)           (2)                (1)(2)
                                            ---------------   ---------------   ----------------   -------------------
                                             (SUCCESSOR)       (Successor)        (Successor)         (Successor)
                                                                          (IN MILLIONS)
        2005
        ----
        Total Revenues.....................  $      107.4      $      94.1       $      100.7       $       74.7
                                            ===============   ===============   ================   ===================
        (Loss) Earnings from Continuing
          Operations.......................  $       (0.1)     $      13.5       $        7.7       $       20.2
                                            ===============   ===============   ================   ===================
        Net (Loss) Earnings................  $       (0.1)     $      13.5       $        7.7       $       20.2
                                            ===============   ===============   ================   ===================

                                                                       Three Months Ended
                                            --------------------------------------------------------------------------
                                              March 31,        June 30,(3)       September 30,      December 31, (4)
                                            ---------------   ---------------   ----------------   -------------------
                                             (Predecessor)     (Predecessor)      (Successor)         (Successor)
                                                                          (In Millions)
        2004
        ----
        Total Revenues.....................  $      125.4      $     105.7       $      122.9       $      127.8
                                            ================  ===============   ================   ===================
        Earnings (Loss) from Continuing
          Operations.......................  $        1.8      $     (16.6)      $       14.0       $       12.5
                                            ================  ===============   ================   ===================
        Net Earnings (Loss)................  $        5.6      $     (16.6)      $       14.0       $       12.5
                                            ================  ===============   ================   ===================


      (1) Results for the three months ended December 31, 2005 include the net gain of $0.4 million recorded from the recapture by USFL of all of the universal life policies that had previously been assumed by MLOA under its MODCO agreement with USFL and the net gain of $1.9 million from the unwinding of the MODCO transactions related to level premium term life insurance issued during the first nine months of 2005 under MLOA's MODCO agreement with USFL (see Note 11 of Notes to Financial Statements).

      (2) Results for the three months ended December 31, 2005 include recorded adjustments related to prior quarters' inter-company expense allocations and DAC capitalization. The effect on these adjustments was to increase net income for the period by $7.1 million. Net earnings for the three months ended March 31, June 30 and September 30, 2005 were understated by $2.1 million, $2.1 million and $2.9 million, respectively.

      (3) Results for the three months ended June 30, 2004 include recorded adjustments related to prior quarters' calculations of reinsurance reserve credits and interest credited on certain life insurance and annuity products. The effect of these adjustments was to increase the net loss for the period by $6.0 million.

      (4) Results for the three months ended December 31, 2004 include the net gain of $5.9 million recorded from the recapture by USFL of all of the term policies that had previously been assumed by MLOA under its MODCO agreement with USFL (see Note 11 of Notes to Financial Statements).

                                     PART C

                                OTHER INFORMATION

      Item 26.  Exhibits

      (a)   Board of Directors Resolutions.

            (1) Resolution of the Board of Directors of MONY Life Insurance Company of America authorizing establishment of MONY America Variable Account L incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-102233) filed on December 27, 2002.

      (b)   Custodian Agreements. Not applicable.

      (c)   Underwriting Contracts.

            (1) Underwriting Agreement among MONY Life Insurance Company of America, MONY Series Fund, Inc. and MONY Securities Corp. incorporated herein by reference to post-effective amendment no. 22 to the registration statement on Form N-6 (File No. 333-06071) filed on April 30, 2003.

            (2) Proposed specimen agreement between MONY Securities Corp. and registered representatives incorporated herein by reference to post-effective amendment no. 22 to the registration statement on Form N-6 (File No. 333-06071) filed on April 30, 2003.

            (3) Specimen commission schedule (Career Contract Schedule) incorporated herein by reference to pre-effective amendment no. 1 to the registration statement on Form S-6 (File No. 333-72596) filed on December 7, 2001.

            (4) Wholesale Distribution Agreement Between MONY Life Insurance Company of America and MONY Securities Corporation and AXA Distributors, LLC, et al. incorporated herein by reference to post-effective amendment no. 7 to the registration statement on Form N-4 (File No. 333-72632) filed on April 22, 2005.

            (5) Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC and AXA Distributors Insurance Agency of Massachusetts, LLC. incorporated herein by reference to post-effective amendment no. 7 to the registration statement on Form N-4 (File No. 333-72632) filed on April 22, 2005.

            (6) Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC. incorporated herein by reference to post-effective amendment no. 7 to the registration statement on Form N-4 (File No. 333-72632) filed on April 22, 2005.

            (7) General Agent Sales Agreement, dated June 6, 2005, by and between MONY Life Insurance Company of America and AXA Network, LLC. incorporated herein by reference to post-effective amendment no. 3 to the registration statement on Form N-6 (File No. 333-104162) filed on April 25, 2006.

            (8) Broker-Dealer Distribution and Servicing Agreement, dated June 6, 2005, MONY Life Insurance Company of America and AXA Advisors, LLC. incorporated herein by reference to post-effective amendment no. 3 to the registration statement on Form N-6 (File No. 333-104162) filed on April 25, 2006.


      (d)   Contracts.

            (1)  Form of Flexible Premium Variable Life Insurance Policy
                 (Form 06 - 100 - Return of Premium Jurisdictions), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

            (2) Form of Flexible Premium Variable Life Insurance Policy (Form 06 - 100 - Return of Account Value Jurisdiction), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

            (3) Form of Children's Term Rider (Form R94-218), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

            (4) Form of Disability Rider - Waiver of Monthly Deductions (Form R94-216A), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

            (5) Form of Option to Purchase Additional Insurance Rider (Form R94-204), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

            (6) Form of Extended No Lapse Guarantee Rider (Form R06-20), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

            (7) Form of Paid Up Death Benefit Guarantee Endorsement (Form S.05-30), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

            (8) Form of Substitution of Insured Person Rider (Form R94-212), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

            (9) Form of Accelerated Death Benefit Rider (Form R06-70), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

            (10) Form of Loan Extension Endorsement (Form S.05-20), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

            (11) Form of Accelerated Death Benefit for Long-Term Care Services
                 Rider (Form R06-90), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

      (e)   Applications.

            (1) Form of Application for Life Insurance (Form AMIGV-2005), incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

(f)   Depositor's Certificate of Incorporation and By-Laws.

      (1) Articles of Restatement of the Articles of Incorporation of MONY Life Insurance Company of America (as Amended July 22, 2004) incorporated herein by reference to post-effective amendment no. 7 to the registration statement on Form N-4 (File No. 333-72632) filed on April 22, 2005.

      (2) By-Laws of MONY Life Insurance Company of America (as Amended July 22, 2004) incorporated herein by reference to post-effective amendment no. 7 to the registration statement on Form N-4 (File No. 333-72632) filed on April 22, 2005.

(g)   Reinsurance Contracts.

      (1) Form of Reinsurance Agreement between Reinsurance Company and the Equitable Life Assurance Society of the United States, incorporated herein by reference to Exhibit No. 27(g) to Registration Statement on Form N-6 (File No. 333-103202) filed on April 4, 2002.


(h)   Participation Agreements.

      (1) Participation Agreement among EQ Advisors Trust, MONY Life Insurance Company of America, AXA Distributors, LLC and AXA Advisors LLC. incorporated herein by reference to post-effective amendment no. 7 to the registration statement on Form N-4 (File No. 333-72632) filed on April 22, 2005.

      (2) Participation Agreement -- among AXA Premier VIP Trust, MONY Life Insurance Company of America, AXA Distributors, LLC and AXA Advisors, LLC, filed herewith.

(i)   Administrative Contracts.

      (1) Amended and Restated Services Agreement between MONY Life Insurance Company of America and AXA Equitable Life Insurance Company dated as of February 1, 2005 incorporated herein by reference to Exhibit
            10.2 to the registration statement (File No. 333-65423) on Form 10-K filed on March 31, 2005.

(j)   Other Material Contracts. Not applicable.

(k)   Legal Opinion.

      (1)   Opinion and consent of Dodie Kent, Esq. filed herewith.

(l)   Actuarial Opinion.

      (1) Opinion and consent of Brian Lessing, FSA, MAAA, Vice President and Actuary of MONY America filed herewith.

(m)   Calculation, filed herewith.

(n)   Other Opinions.

      (1) Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, filed herewith.

      (2) Powers of Attorney, incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-134304) filed on May 19, 2006.

(o)   Omitted Financial Statements. No financial statements are omitted from
      Item 24.

(p)   Initial Capital Agreements. Not applicable.

(q) Redeemability Exemption. Incorporated herein by reference to post-effective amendment no. 4 to registration statement on Form N-6 (File No. 333-72596) filed on April 30, 2003.

------------------

      Item 27.  Directors and Officers of the Depositor

      * The business address for all officers and directors of MONY America is 1290 Avenue of the Americas, New York, New York 10104.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            MONY AMERICA
----------------                            -------------

DIRECTORS

Bruce W. Calvert                            Director
78 Pine Street, 2nd Floor
New Canaan, CT 06840

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            MONY AMERICA
----------------                            ---------
Anthony J. Hamilton                         Director
AXA UK plc
5 Old Broad Street
London, England EC2 N1AD

Mary R. (Nina) Henderson                    Director
Henderson Advisory Consulting
425 East 86th Street
Apt 12-C
New York, NY 10028

W. Edwin Jarmain                            Director
Jarmain Group Inc.
77 King Street West
Toronto, M5K 1K2
Canada

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Scott D. Miller                             Director
Six Sigma Academy
315 East Hopkins Street
Suite 401
Aspen, CO 81611

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            MONY AMERICA
----------------                            ---------

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Ezra Suleiman                               Director
Princeton University
Corwin Hall
Princeton, NJ 08544

Peter J. Tobin                              Director
1 Briarwood Lane
Denville, NJ 07834

OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

*Stanley B. Tulin                           Vice Chairman of the Board,
                                            Chief Financial Officer and Director


OTHER OFFICERS
--------------

*Karen Field Hazin                          Vice President, Secretary and
                                            Associate General Counsel

*Leon Billis                                Executive Vice President

*Harvey Blitz                               Senior Vice President

*Paul J. Flora                              Senior Vice President and Auditor

*Kevin R. Byrne                             Senior Vice President,
                                            Chief Investment Officer
                                            and Treasurer

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

*Charles A. Marino                          Senior Vice President and
                                            Chief Actuary

*Jennifer Blevins                           Executive Vice President

*Mary Beth Farrell                          Executive Vice President

*James A. Shepherdson                       Executive Vice President

*Robert S. Jones, Jr.                       Executive Vice President

*Richard S. Dziadzio                        Executive Vice President and
                                            Deputy Chief Financial Officer

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Barbara Goodstein                          Executive Vice President

*Andrew McMahon                             Executive Vice President

*Kevin E. Murray                            Executive Vice President and
                                            Chief Information Officer

      Item 28. Persons Controlled by or Under Common Control With the Depositor or Registrant

     No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of MONY Life Insurance Company of America, a wholly-owned subsidiary of MONY Life Insurance Company ("MONY").

      AXA's Abbreviated AXA Organizational Chart and the AXA Organizational Chart are incorporated by reference to Exhibit 26 to Registration Statement (File No. 333-05593) on Form N-4 filed April 20, 2006.

      Item 29.    Indemnification

      The By-Laws of MONY Life Insurance Company of America provide, in Article VI as follows:

         SECTION 1. NATURE OF INDEMNITY. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was or has agreed to become a director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and may indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful; except that in the case of an action or suit by or in the right of the Corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

         The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

         SECTION 6. SURVIVAL; PRESERVATION OF OTHER RIGHTS. The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each director, officer, employee and agent who serves in any such capacity at any time while these provisions as well as the relevant provisions of Title 10, Arizona Revised Statutes are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a "contract right" may not be modified retroactively without the consent of such director, officer, employee or agent.

         The indemnification provided by this Article shall not be deemed exclusive of any other right to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         SECTION 7. INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this By-Law.

      The directors and officers of MONY Life Insurance Company of America are insured under policies issued by X.L. Insurance Company, ACE Insurance, Arch Insurance Company, Endurance Insurance Company, U.S. Specialty Insurance, Starr Excess Liability International and Lloyd's of London. The annual limit on such policies is $150 million, and the policies insure officers and directors against certain liabilities arising out of their conduct in such capacities.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      Item 30.   PRINCIPAL UNDERWRITERS

         (a) The principal underwriters for the MONY and MONY America Variable Accounts are AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors"). Prior to June 6, 2005, MONY Securities Corporation served as the principal underwriter for the MONY and MONY America Variable Accounts.

         AXA Advisors and AXA Distributors, both affiliates of AXA
Equitable, MONY Life Insurance Company and MONY Life Insurance Company of America, are the principal underwriters for Separate Accounts 49 and FP of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY Variable Account A, MONY Variable Account L and MONY America Variable Account A. In addition, AXA Advisors is the principal underwriter for AXA Equitable's Separate Accounts 45, 301, A, I, and MONY's Variable Account S and Keynote. The principal business address of AXA Advisors and AXA Distributors is 1290 Avenue of the Americas, New York, NY 10104.

           (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC or AXA Distributors, LLC, as applicable.


(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA ADVISORS LLC)
----------------                      --------------------------------------
*Harvey E. Blitz                      Assistant Vice President and Director

*Robert S. Jones, Jr.                 Chairman of the Board and Director

*Ned Dane                             President and Director

*Richard Dziadzio                     Director

*Barbara Goodstein                    Director

*James A. Shepherdson                 Director

*Mark Wutt                            Executive Vice President

*Anthony F. Recine                    Chief Compliance Officer - Investment
                                      Advisory Activities

 Edward J. Hayes                      Executive Vice President
 200 Plaza Drive
 Secaucus, NJ  07096

 Stephen T. Burnthall                 Senior Vice President
 6435 Shiloh Road
 Suite A
 Alpharetta, GA  30005

 James Goodwin                        Senior Vice President
 333 Thornall Street
 Edison, NJ 08837

 Jeffrey Green                        Senior Vice President
 4251 Crums Mill Road
 Harrisburg, PA 17112

*Kevin R. Byrne                       Senior Vice President and Treasurer

*Jill Cooley                          Chief Risk Officer and Director

*David Cerza                          First Vice President

*Donna M. Dazzo                       First Vice President

*Amy Franceschini                     First Vice  President

*Peter Mastrantuono                   First Vice President

*Raymond T. Barry                     Vice President

*Michael Brzozowski                   Vice President

*Claire A. Comerford                  Vice President

*Mark D. Godofsky                     Senior Vice President and Controller

*Janet Friedman                       Vice President

*Stuart Abrams                        Senior Vice President and General Counsel

*Patricia Roy                         Vice President and Chief Compliance
                                      Officer - Broker-Dealer Activities

*Linda J. Galasso                     Assistant Secretary

*Francesca Divone                     Secretary

*Maurya Keating                       Vice President and Counsel

*Gary Gordon                          Vice President

 Gisela Jackson                       Vice President
 4251 Crums Mill Road
 Harrisburg, PA 17112

*Frank Massa                          Vice President

*Carolann Matthews                    Vice President

*Jose Montenegro                      Vice President

 Edna Russo                           Vice President
 333 Thornall Street
 Edison, NJ 08837

*Michael Ryniker                      Vice President

*Frank Acierno                        Assistant Vice President

*Ruth Shorter                         Assistant Vice President

*Richard Morin                        Assistant Vice President

*Irina Gyula                          Assistant Vice President

(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA DISTRIBUTORS, LLC)
----------------                      --------------------------------------

*James A. Shepherdson                 Director and Chairman of the Board,
                                      President and Chief Executive Officer

*Philip Meserve                       Director and Executive Vice President of
                                      Business Development

*James Mullery                        Director, Executive Vice President and
                                      Chief Sales Director

*Douglas Dubitsky                     Managing Director, Chief Service Officer

*Michael Brandreit                    Managing Director and National Sales
                                      Manager

*John Kennedy                         Managing Director and National Sales
                                      Manager

*Jeff Herman                          Senior Vice President

*Anthea Perkinson                     Senior Vice President and National
                                      Accounts Director, Financial Institutions

*Nelida Garcia                        Senior Vice President

*William Costello                     Senior Vice President and National
                                      Accounts Director

*Michael McCarthy                     Managing Director and National Sales
                                      Manager

*Norman J. Abrams                     Vice President and General Counsel

*Linda J. Galasso                     Vice President and Secretary

*Ronald R. Quest                      Vice President and Treasurer

*Patrick O'Shea                       Vice President and Chief Financial Officer

     (c) Compensation From the Registrant. The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

         (1)                        (2)                            (3)                        (4)                     (5)

       NAME OF                NET UNDERWRITING
      PRINCIPAL                DISCOUNTS AND                 COMPENSATION ON               BROKERAGE
     UNDERWRITER                COMMISSIONS                     REDEMPTION                 COMMISSIONS             COMPENSATION
---------------------------------------------------------------------------------------------------------------------------------
MSC                             $ 7,490,997                         0                          N/A                      N/A
AXA Advisors, LLC                   N/A                            N/A                         N/A                      N/A
AXA Distributors, LLC               N/A                            N/A                         N/A                      N/A

      Item 31.    Location of Accounts and Records

      All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained by MONY Life Insurance Company of America, 1290 Avenue of the Americas, New York, New York 10104 or at its Operations Center at 1 MONY Plaza, Syracuse, New York 13221.

      Item 32.    Management Services

      All management contracts are discussed in Part A or Part B.

      Item 33.    Fee Representation

      MONY Life Insurance Company of America hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company of America.

                                   SIGNATURES


      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City and State of New York, on the 25th day of August, 2006.




                                  MONY America Variable Account L of
                                  MONY Life Insurance Company of America
                                          (Registrant)

                                  By: MONY Life Insurance Company of America
                                          (Depositor)


                                  By: /s/ Dodie Kent
                                     ---------------------
                                  Dodie Kent
                                  Vice President and Counsel
                                  MONY Life Insurance Company of America

                                   SIGNATURES


      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, has caused this amendment to the Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City and State of New York, on the 25th day of August, 2006.




                                MONY Life Insurance Company of America
                                       (Depositor)


                                By: /s/ Dodie Kent
                                   ---------------------------------
                                   Dodie Kent
                                   Vice President and Counsel
                                   MONY Life Insurance Company of America



         As required by the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron                    Chairman of the Board,
                                           President and CEO

PRINCIPAL FINANCIAL OFFICER:

*Stanley B. Tulin                          Vice Chairman of the Board,
                                           Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                         Senior Vice President and Controller


*DIRECTORS:

Bruce W. Calvert           Mary R. (Nina) Henderson          Joseph H. Moglia
Christopher M. Condron     James F. Higgins                  Peter J. Tobin
Henri de Castries          W. Edwin Jarmain                  Stanley B. Tulin
Denis Duverne              Scott D. Miller



*By: /s/ Dodie Kent
     ------------------------
         Dodie Kent
         Attorney-in-Fact

August 25, 2006

                                  EXHIBIT INDEX


EXHIBIT
NO.       DESCRIPTION                                                 TAG VALUES
--------  ---------------------------------------------------------   ----------
(h)(2)    Participation Agreement Among AXA Premier VIP Trust,
          MONY Life Insurance Company of America, AXA Distributors,
          LLC and AXA Advisors, LLC                                    EX-99.h2

(k)(1)    Opinion and consent of Dodie Kent, Esq.                      EX-99.k1

(l)(1)    Opinion and consent of Brian Lessing, FSA, MAAA,
          Vice President and Actuary of MONY America.                  EX-99.l1

(m)       Calculation                                                  EX-99.m

(n)(1)    Consent of PricewaterhouseCoopers LLP                        EX-99.n1



                                   C-12